Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253859

1049 Camino Dos Rios Thousand Oaks, California 91360	27700 SW Parkway Avenue Wilsonville, Oregon 97070

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Teledyne Technologies Incorporated and FLIR Systems, Inc.:

On January 4, 2021, Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”), and FLIR Systems, Inc., a Delaware corporation (“FLIR”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Teledyne will acquire FLIR. The Merger Agreement provides for a business combination in which Firework Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Teledyne (“Merger Sub I”), will merge with and into FLIR (the “First Merger”), with FLIR surviving as a wholly owned subsidiary of Teledyne, and (ii) immediately following the completion of the First Merger, FLIR, as the surviving corporation of the First Merger, will merge (such merger, the “Second Merger” and, together with the First Merger, the “Mergers”) with and into Firework Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Teledyne (“Merger Sub II”), with Merger Sub II surviving the Second Merger and continuing as a wholly owned subsidiary of Teledyne. A copy of the Merger Agreement is included as Annex A to the accompanying joint proxy statement/prospectus.

Pursuant to the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share of FLIR common stock, $0.01 par value per share (“FLIR Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares owned or held by (x) Teledyne or any of its subsidiaries, (y) in treasury or otherwise by FLIR or any of its subsidiaries and (z) any person who is entitled to demand and properly demands appraisal of such shares under Delaware law) will automatically convert into the right to receive (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne common stock, $0.01 par value per share (“Teledyne Common Stock”). Teledyne Common Stock is traded on the New York Stock Exchange under the symbol “TDY,” and FLIR Common Stock is traded on the Nasdaq Global Select Market under the symbol “FLIR.”

Teledyne will hold a virtual special meeting of the Teledyne stockholders (the “Teledyne Special Meeting”) on May 13, 2021 at 9:00 a.m. Pacific Time to consider certain matters relating to the Mergers. At the Teledyne Special Meeting, Teledyne stockholders will be asked to consider and vote on (i) a proposal to approve the issuance of shares of Teledyne Common Stock in connection with the transactions contemplated by the Merger Agreement (the “Teledyne Share Issuance Proposal”), and (ii) a proposal to approve one or more adjournments of the Teledyne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting.

The Teledyne board of directors recommends that Teledyne stockholders vote “FOR” each of the proposals presented at the Teledyne Special Meeting.

FLIR will hold a virtual special meeting of the FLIR stockholders (the “FLIR Special Meeting”) on May 13, 2021 at 9:00 a.m. Eastern Time to consider certain matters relating to the Mergers. At the FLIR Special Meeting, FLIR stockholders will be asked to consider and vote on (i) a proposal to adopt the Merger Agreement (the “FLIR Merger Proposal”), (ii) a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to FLIR’s named executive officers in connection with the Mergers, and (iii) a proposal to approve one or more adjournments of the FLIR Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the FLIR Merger Proposal at the time of the FLIR Special Meeting.

The FLIR board of directors recommends that FLIR stockholders vote “FOR” each of the proposals presented at the FLIR Special Meeting.

YOUR VOTE IS VERY IMPORTANT. The Mergers cannot be completed and the merger consideration will not be paid unless (i) Teledyne stockholders approve the Teledyne Share Issuance Proposal and (ii) FLIR stockholders approve the FLIR Merger Proposal. Whether or not you plan to virtually attend the Teledyne Special Meeting or the FLIR Special Meeting, as applicable, please vote as soon as possible over the Internet or by telephone as described in the accompanying joint proxy statement/prospectus or by completing the enclosed proxy card and mailing it in the enclosed envelope. Information about the special meetings, the Mergers and the other business to be considered at the respective special meetings is contained in the accompanying joint proxy statement/prospectus. You are urged to read the accompanying joint proxy statement/prospectus, including the annexes and the documents incorporated by reference, carefully and in its entirety.

In particular, you should carefully read “Risk Factors” beginning on page 32 for a discussion of certain of the material risks to consider in evaluating the proposals to be considered at the special meetings and how they will affect you.

Thank you for your cooperation and continued support.

Robert Mehrabian Executive Chairman Teledyne Technologies Incorporated	Earl R. Lewis Chairman of the Board of Directors FLIR Systems, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the accuracy or adequacy of the disclosures in the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This document and the accompanying joint proxy statement/prospectus is dated April 12, 2021 and is first being mailed to stockholders of record of Teledyne and to stockholders of record of FLIR on or about April 16, 2021.

ADDITIONAL INFORMATION

The accompanying document is a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne for the shares of Teledyne Common Stock to be issued to FLIR stockholders as consideration in the Mergers. The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Teledyne and FLIR from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. You can obtain the documents incorporated by reference into the accompanying joint proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting copies of such documents in writing or by telephone from Teledyne or FLIR, respectively, at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

(805) 373-4545

Attention: Melanie S. Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

FLIR Systems, Inc. 1201 South Joyce Street, Arlington, Virginia 22202 (703) 682-3400 Attention: Sonia Galindo, Senior Vice President, General Counsel, Secretary, and Chief Ethics & Compliance Officer

In addition, if you have any questions about the Merger Agreement, the Mergers, the issuance of shares of Teledyne Common Stock in the Mergers or the other transactions contemplated by the Merger Agreement, or if you need additional copies of the accompanying joint proxy statement/prospectus, you should contact:

Georgeson LLC 1290 Avenue of the Americas, 9th Floor New York, NY 10104 (888) 660-8331	Okapi Partners 1212 Avenue of the Americas, 24th Floor New York NY 10036 (844) 343-2643

To ensure timely delivery of these documents, any request should be made no later than May 5, 2021 to receive them before the Teledyne Special Meeting or the FLIR Special Meeting.

See “Where You Can Find More Information” beginning on page 205 of the accompanying joint proxy statement/prospectus for further information.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 13, 2021

To Our Stockholders:

A special meeting of stockholders of Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”), will be held on May 13, 2021 at 9:00 a.m. Pacific Time via a live interactive audio webcast on the Internet (the “Teledyne Special Meeting”). You will be able to vote and submit your questions at www.meetingcenter.io/284418380 during the meeting. The meeting password is TDY2021. The Teledyne Special Meeting is being held for the purpose of considering and voting on the following proposals:

1.

To approve the issuance (the “Teledyne Share Issuance Proposal”) of Teledyne common stock, $0.01 par value per share (“Teledyne Common Stock”), in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of January 4, 2021 (the “Merger Agreement”), by and among Teledyne, Firework Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Teledyne (“Merger Sub I”), Firework Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Teledyne (“Merger Sub II”), and FLIR Systems, Inc., a Delaware corporation (“FLIR”), pursuant to which Merger Sub I will merge with and into FLIR (the “First Merger”), and immediately thereafter FLIR, as the surviving corporation of the First Merger, will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger and continuing as a wholly owned subsidiary of Teledyne; and

2.

To approve one or more adjournments of the Teledyne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting (the “Teledyne Adjournment Proposal”).

Each of the proposals is more fully described in the accompanying joint proxy statement/prospectus of Teledyne and FLIR, which provides you with information about Teledyne, FLIR, the Teledyne Special Meeting, the Mergers, the Merger Agreement, the issuance of shares of Teledyne Common Stock in the Mergers and other related matters. The accompanying joint proxy statement/prospectus also includes, as Annex A, a copy of the Merger Agreement. Teledyne encourages you to carefully read the accompanying joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference.

Only holders of shares of Teledyne Common Stock as of the close of business on April 9, 2021, which is the record date for the Teledyne Special Meeting, are entitled to receive notice of, attend and vote at the Teledyne Special Meeting and any adjournment or postponement thereof.

YOUR VOTE IS VERY IMPORTANT. The Mergers cannot be completed unless Teledyne stockholders approve the Teledyne Share Issuance Proposal. Whether or not you plan to virtually attend the Teledyne Special Meeting, please complete the enclosed proxy card and sign, date and return it promptly so that your shares will be represented at the Teledyne Special Meeting. You also may vote your shares over the Internet or by telephone by following the instructions included on the proxy card. Submitting your proxy in writing, over the Internet or by telephone will not prevent you from voting electronically at the virtual Teledyne Special Meeting.

Approval of each of the Teledyne Share Issuance Proposal and the Teledyne Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy.

The Teledyne board of directors recommends that Teledyne stockholders vote “FOR” each of the proposals presented at the Teledyne Special Meeting.

By Order of the Teledyne Board of Directors,

Robert Mehrabian

Executive Chairman

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD MAY 13, 2021

To Our Stockholders:

A special meeting of stockholders of FLIR Systems, Inc., a Delaware corporation (“FLIR”), will be held on May 13, 2021 at 9:00 a.m. Eastern Time via a live interactive audio webcast on the Internet (the “FLIR Special Meeting”). You will be able to vote and submit your questions during the meeting using the unique link that will be emailed to you after you register in advance at www.proxydocs.com/FLIR using the control number on your proxy card accompanying the joint proxy statement/prospectus. The FLIR Special Meeting is being held for the purpose of considering and voting on the following proposals:

1.

To adopt the Agreement and Plan of Merger, dated as of January 4, 2021 (the “Merger Agreement”), by and among Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”), Firework Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Teledyne (“Merger Sub I”), Firework Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Teledyne (“Merger Sub II”), and FLIR, pursuant to which Merger Sub I will merge with and into FLIR (the “First Merger”), and immediately thereafter FLIR, as the surviving corporation of the First Merger, will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger and continuing as a wholly owned subsidiary of Teledyne (the “FLIR Merger Proposal”);

2.

To approve, on a non-binding, advisory basis, the compensation that will or may become payable to FLIR’s named executive officers in connection with the Mergers (the “FLIR Advisory Executive Compensation Proposal”); and

3.

To approve one or more adjournments of the FLIR Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the FLIR Merger Proposal at the time of the FLIR Special Meeting (the “FLIR Adjournment Proposal”).

Each of the proposals is more fully described in the accompanying joint proxy statement/prospectus of Teledyne and FLIR, which provides you with information about FLIR, Teledyne, the FLIR Special Meeting, the Mergers, the Merger Agreement and other related matters. The accompanying joint proxy statement/prospectus also includes, as Annex A, a copy of the Merger Agreement. FLIR encourages you to carefully read the accompanying joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference.

Only holders of FLIR common stock, $0.01 par value per share (“FLIR Common Stock”), as of the close of business on April 7, 2021, which is the record date for the FLIR Special Meeting, are entitled to receive notice of, attend and vote at the FLIR Special Meeting and any adjournment or postponement thereof.

YOUR VOTE IS VERY IMPORTANT. The Mergers cannot be completed and the merger consideration will not be paid unless FLIR stockholders approve the FLIR Merger Proposal. Whether or not you plan to virtually attend the FLIR Special Meeting, please complete the enclosed proxy card and sign, date and return it promptly so that your shares will be represented at the FLIR Special Meeting. You also may vote your shares over the Internet or by telephone by following the instructions included on the proxy card. Submitting your proxy in writing, over the Internet or by telephone will not prevent you from voting electronically at the virtual FLIR Special Meeting.

Approval of the FLIR Merger Proposal requires the affirmative vote of a majority of the outstanding shares of FLIR Common Stock entitled to vote as of the close of business on the record date for the FLIR Special Meeting. Approval of each of the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the FLIR Special Meeting or by proxy. Because the FLIR Advisory Executive Compensation Proposal is advisory, it will not be binding on FLIR, and failure to receive the vote required for approval will not change FLIR’s obligations to pay the compensation contemplated in connection with the Mergers pursuant to the terms of the applicable agreements and arrangements.

The FLIR board of directors recommends that FLIR stockholders vote “FOR” each of the proposals presented at the FLIR Special Meeting.

By Order of the FLIR Board of Directors,

Earl R. Lewis

Chairman of the Board of Directors

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGERS, THE TELEDYNE SPECIAL MEETING AND THE FLIR SPECIAL MEETING

The following are answers to some questions that you, as a stockholder of Teledyne Technologies Incorporated (“Teledyne”) or FLIR Systems, Inc. (“FLIR”), may have regarding the proposed transaction between Teledyne and FLIR and the proposals to be considered at their respective special meetings. This section does not provide all the information that might be important to you with respect to the proposed transaction between Teledyne and FLIR. Teledyne and FLIR urge you to carefully read the remainder of this joint proxy statement/prospectus, including the annexes and the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

Teledyne and FLIR have entered into an Agreement and Plan of Merger, dated as of January 4, 2021 (the “Merger Agreement”), by and among Teledyne, Firework Merger Sub I, Inc., a wholly owned subsidiary of Teledyne (“Merger Sub I”), Firework Merger Sub II, LLC, a wholly owned subsidiary of Teledyne (“Merger Sub II”), and FLIR. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into FLIR, with FLIR surviving the merger as a wholly owned subsidiary of Teledyne (the “First Merger”). The Merger Agreement also provides that, immediately following the effective time of the First Merger (the “Effective Time”), FLIR, as the surviving corporation of the First Merger, will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger and continuing as a wholly owned subsidiary of Teledyne. A copy of the Merger Agreement is included in this joint proxy statement/prospectus as Annex A.

The Mergers cannot be completed unless, among other things, (i) the Teledyne stockholders approve the issuance of shares of Teledyne common stock, $0.01 par value per share (“Teledyne Common Stock”), in connection with the transactions contemplated by the Merger Agreement and (ii) the FLIR stockholders adopt the Merger Agreement.

Teledyne and FLIR are using this document as a joint proxy statement to solicit proxies from Teledyne stockholders and FLIR stockholders, respectively, in connection with proposals relating to the Mergers. Teledyne is also using this document as a prospectus by which Teledyne will offer and issue Teledyne Common Stock in connection with the Mergers.

Each of Teledyne and FLIR will hold separate special meetings of stockholders to obtain the approvals for the proposals described in this joint proxy statement/prospectus in connection with the Mergers. These special meetings are referred to herein as the “Teledyne Special Meeting” and the “FLIR Special Meeting,” respectively. This joint proxy statement/prospectus contains important information about the Mergers and the other proposals being voted on at the special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your virtual special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What am I being asked to vote on?

A:	At the Teledyne Special Meeting, Teledyne stockholders will be asked to consider and vote on the following proposals:

1.	To approve the issuance of shares of Teledyne Common Stock in connection with the transactions contemplated by the Merger Agreement (the “Teledyne Share Issuance Proposal”); and

2.

To approve one or more adjournments of the Teledyne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting (the “Teledyne Adjournment Proposal”).

At the FLIR Special Meeting, FLIR stockholders will be asked to consider and vote on the following proposals:

1.	To adopt the Merger Agreement (the “FLIR Merger Proposal”);

2.

To approve, on a non-binding, advisory basis, the compensation that will or may become payable to FLIR’s named executive officers in connection with the Mergers (the “FLIR Advisory Executive Compensation Proposal”); and

3.

To approve one or more adjournments of the FLIR Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the FLIR Merger Proposal at the time of the FLIR Special Meeting (the “FLIR Adjournment Proposal”).

Q:	Why are Teledyne and FLIR proposing the Mergers?

A:

The board of directors of Teledyne (the “Teledyne Board”) and the board of directors of FLIR (the “FLIR Board”) believe that the Mergers will provide substantial strategic and financial benefits to the companies, the Teledyne stockholders and the FLIR stockholders. To review the reasons for the Mergers, see “The Mergers—Teledyne’s Reasons for the Mergers; Recommendation of the Teledyne Board of Directors” on page 78 of this joint proxy statement/prospectus and “The Mergers—FLIR’s Reasons for the Mergers; Recommendation of the FLIR Board of Directors” on page 96 of this joint proxy statement/prospectus for more information.

Q:	What will I receive in the Mergers?

A:

Teledyne stockholders. If the Mergers are completed, you will not receive any merger consideration and will continue to hold the shares of Teledyne Common Stock that you currently hold. Following the Mergers, Teledyne Common Stock will continue to be traded on the New York Stock Exchange (the “NYSE”).

FLIR stockholders. If the First Merger is completed, for each share of FLIR common stock, $0.01 par value per share (“FLIR Common Stock”), you hold that is issued and outstanding immediately prior to the Effective Time, you will have the right to receive: (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne Common Stock (the “merger consideration”). No fractional shares of Teledyne Common Stock will be issued in the First Merger, and holders of FLIR Common Stock will receive cash in lieu of any fractional shares of Teledyne Common Stock.

As a result of the Mergers, based on the number of shares of Teledyne Common Stock and FLIR Common Stock outstanding as of April 9, 2021, the last practicable trading day before the date of this joint proxy statement/prospectus, current Teledyne stockholders are expected to own approximately 79.7% of Teledyne Common Stock outstanding immediately following the Mergers, and current FLIR stockholders are expected to own approximately 20.3% of Teledyne Common Stock outstanding immediately following the Mergers, each on a fully diluted basis (without giving effect to any shares of Teledyne Common Stock that may be held by FLIR stockholders prior to the Mergers).

Q:	What happens if the market price of Teledyne Common Stock or FLIR Common Stock changes before completion of the Mergers?

A:	In connection with the Mergers, FLIR stockholders will receive $28.00 in cash and 0.0718 shares of Teledyne Common Stock for each share of FLIR Common Stock they hold. No change will be made to the number of shares of Teledyne Common Stock that FLIR stockholders will receive as part of the merger consideration due to fluctuations in the market price of either Teledyne Common Stock or FLIR Common Stock. As a result, the number of shares of Teledyne Common Stock that FLIR stockholders will receive as consideration in the Mergers is fixed and will not change. However, the value of the portion of the merger consideration consisting of Teledyne Common Stock may fluctuate between the date of this joint proxy statement/prospectus and the completion of the Mergers based upon the market value of Teledyne Common Stock. Any fluctuation in the market price of Teledyne Common Stock after the date of this joint proxy statement/prospectus and before the Effective Time will impact the value of the shares of Teledyne Common Stock that FLIR stockholders will receive.

Q:	How will the Mergers affect the FLIR equity awards?

A:

FLIR Stock Options. At the Effective Time, each option to purchase FLIR Common Stock (each, a “FLIR Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time, will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) $56.00 over (y) the exercise price of such FLIR Stock Option, multiplied by (ii) the number of shares of FLIR Common Stock subject to such FLIR Stock Option, less applicable tax withholdings. In the event the per share exercise price of a FLIR Stock Option is equal to or greater than $56.00, such FLIR Stock Option will be cancelled as of the Effective Time without any payment to the holder.

FLIR Service-based Restricted Stock Units. At the Effective Time, each FLIR restricted stock unit subject only to service-based vesting requirements (each, a “FLIR RSU”) that was granted prior to the date of the Merger Agreement and is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR RSU.

FLIR Service-based Restricted Stock Units Awarded in 2021. At the Effective Time, each FLIR RSU awarded at any time following the date of the Merger Agreement (each, a “2021 FLIR RSU”) that is outstanding immediately prior to the Effective Time and is held by (i) any director of FLIR, (ii) any officer of FLIR who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to FLIR or (iii) any executive of FLIR who has a “change of control” agreement or participates in FLIR’s Change in Control Severance Benefit Plan (each of (i), (ii) and (iii), an “Accelerated RSU Holder”) will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such 2021 FLIR RSU.

At the Effective Time, each 2021 FLIR RSU that is outstanding immediately prior to the Effective Time and is not held by an Accelerated RSU Holder will be assumed by Teledyne and automatically converted into a restricted stock unit with respect to a number of shares of Teledyne Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (x) the total number of shares of FLIR Common Stock subject to such 2021 FLIR RSU immediately prior to the Effective Time by (y) 0.1436, with any fractional shares to be paid in cash. Upon assumption and conversion, each such Adjusted RSU will otherwise be subject to the same terms and conditions as were applicable to the corresponding 2021 FLIR RSU before the Effective Time.

FLIR Performance-based Restricted Stock Units. At the Effective Time, each FLIR restricted stock unit subject to both service-based and performance-based vesting requirements (each, a “FLIR PRSU”) that was granted prior to the date of the Merger Agreement and is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR PRSU. The number of shares of FLIR Common Stock underlying each FLIR PRSU that will become vested will be equal to the greater of (i) the target number of shares set forth in the award agreement for such FLIR PRSU and (ii) the number of shares that would be achieved based on the actual achievement of the applicable performance goals if the applicable performance period ended on December 31, 2020, the last day of FLIR’s calendar quarter immediately preceding the first public announcement of the transactions contemplated by the Merger Agreement.

Q:	How does the Teledyne Board recommend that I vote at the Teledyne Special Meeting?

A:	The Teledyne Board recommends that Teledyne’s stockholders vote “FOR” the Teledyne Share Issuance Proposal and “FOR” the Teledyne Adjournment Proposal.

Q:	How does the FLIR Board recommend that I vote at the FLIR Special Meeting?

A:	The FLIR Board recommends that FLIR’s stockholders vote “FOR” the FLIR Merger Proposal, “FOR” the FLIR Advisory Executive Compensation Proposal and “FOR” the FLIR Adjournment Proposal.

Q:	When and where are the special meetings?

A:

The Teledyne Special Meeting will be held on May 13, 2021, at 9:00 a.m. Pacific Time via a live interactive audio webcast on the Internet. You will be able to vote and submit your questions at www.meetingcenter.io/284418380 during the meeting.

The FLIR Special Meeting will be held on May 13, 2021, at 9:00 a.m. Eastern Time via a live interactive audio webcast on the Internet. Upon completing your registration at www.proxydocs.com/FLIR using the control number on the FLIR proxy card accompanying this joint proxy statement/prospectus, you will receive further instructions via email, including your unique link that will allow you to access the FLIR Special Meeting and permit you to submit your questions during the meeting.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your virtual special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible or vote by Internet or phone, as described in this joint proxy statement/prospectus. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. “Street name” stockholders who wish to vote electronically at the special meeting will need to register in advance to virtually attend the Teledyne Special Meeting or the FLIR Special Meeting, as applicable.

Q:	What constitutes a quorum for the Teledyne Special Meeting?

A:

The presence at the Teledyne Special Meeting, in person or by proxy, of holders of a majority of the outstanding shares of Teledyne Common Stock entitled to vote at the Teledyne Special Meeting will constitute a quorum for the transaction of business. Virtual attendance at the Teledyne Special Meeting constitutes presence in person for quorum purposes at the Teledyne Special Meeting. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the FLIR Special Meeting?

A:

The presence at the FLIR Special Meeting, in person or by proxy, of holders of a majority of the outstanding shares of FLIR Common Stock entitled to vote at the FLIR Special Meeting will constitute a quorum for the transaction of business. Virtual attendance at the FLIR Special Meeting constitutes presence in person for quorum purposes at the FLIR Special Meeting. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal?

A:

Teledyne Special Meeting. Approval of each of the Teledyne Share Issuance Proposal and the Teledyne Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy, by stockholders of Teledyne.

FLIR Special Meeting. Approval of the FLIR Merger Proposal requires the affirmative vote of a majority of the outstanding shares of FLIR Common Stock entitled to vote on the proposal. If you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy, fail to vote at the FLIR Special Meeting or fail to instruct your bank, broker or other nominee with respect to the FLIR Merger Proposal, it will have the same effect as a vote “AGAINST” the proposal. Approval of each of the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal requires the affirmative vote of a majority of votes cast, electronically at the FLIR Special Meeting or by proxy, by stockholders of FLIR.

Q:	Why is my vote important?

A:

The Mergers will not be completed unless Teledyne stockholders approve the Teledyne Share Issuance Proposal and FLIR stockholders approve the FLIR Merger Proposal. If you do not return your proxy, it will be more difficult for Teledyne or FLIR to obtain the necessary quorum to hold their respective special meetings.

In addition, if you are a FLIR stockholder, your failure to submit a proxy or vote electronically at the FLIR Special Meeting, your failure to instruct your bank, broker or other nominee how to vote, or your abstention will have the same effect as a vote “AGAINST” the FLIR Merger Proposal.

The Teledyne Board and the FLIR Board recommend that you vote “FOR” each of the proposals presented at the respective special meetings.

Q:	Who can vote at the special meetings?

A:

Teledyne stockholders. Holders of shares of Teledyne Common Stock as of the close of business on April 9, 2021, which is the record date for the Teledyne Special Meeting (the “Teledyne Record Date”), are eligible to vote at the Teledyne Special Meeting.

FLIR stockholders. Holders of shares of FLIR Common Stock as of the close of business on April 7, 2021, which is the record date for the FLIR Special Meeting (the “FLIR Record Date”), are eligible to vote at the FLIR Special Meeting.

Q:	How do I attend the special meetings?

A:

Due to the public health impact from the novel coronavirus (“COVID-19”) and to protect the well-being of its stockholders, employees and other meeting participants, neither Teledyne nor FLIR will hold an in-person special meeting. Instead, each will hold a virtual special meeting.

Teledyne stockholders. To access the virtual Teledyne Special Meeting, go to www.meetingcenter.io/284418380 before the scheduled start time. Online access to the meeting will begin at 8:45 a.m. Pacific Time. All stockholders of Teledyne, including stockholders of record and stockholders who hold their shares through banks, brokers or other nominees, are invited to attend the virtual Teledyne Special Meeting. If you are a holder of record of Teledyne Common Stock at the close of business on the Teledyne Record Date (i.e., you hold your shares in your own name as reflected in the records of Teledyne’s transfer agent, Computershare Trust Company, N.A. (“Computershare”)), you can attend the meeting by accessing www.meetingcenter.io/284418380 and entering the 16-digit control number on the Teledyne proxy card accompanying this joint proxy statement/prospectus. The meeting password is TDY2021.

If you were a beneficial holder of Teledyne Common Stock at the close of business on the Teledyne Record Date (i.e. you hold your shares in “street name” through an intermediary, such as a bank or broker), you must register in advance to virtually attend and vote at the Teledyne Special Meeting. To register, you must obtain a legal proxy, executed in your favor, from the holder of record and submit proof of your legal proxy reflecting the number of shares of Teledyne Common Stock you held as of the Teledyne Record Date, along with your name and email address, to Computershare. Please forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. Eastern Time on May 6, 2021. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to www.meetingcenter.io/284418380 and enter your control number and the meeting password, which is TDY2021.

FLIR stockholders. To access the virtual FLIR Special Meeting, register at www.proxydocs.com/FLIR before the scheduled start time using the control number on the FLIR proxy card accompanying this joint proxy statement/prospectus. Online access to the meeting will begin fifteen minutes prior to the meeting’s scheduled start time at 8:45 a.m. Eastern Time. All stockholders of FLIR, including stockholders of record and stockholders who hold their shares through banks, brokers or other nominees, are invited to attend the FLIR Special Meeting. If you are a holder of record of FLIR Common Stock at the close of business on the FLIR Record Date (i.e., you hold your shares in your own name as reflected in the records of FLIR’s transfer agent, Computershare), you can attend the meeting by registering at www.proxydocs.com/FLIR by using the control number on the FLIR proxy card accompanying this joint proxy statement/prospectus. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the FLIR Special Meeting.

If you were a beneficial holder of FLIR Common Stock at the close of business on the FLIR Record Date (i.e. you hold your shares in “street name” through an intermediary, such as a bank or broker), you must contact your bank, broker or other nominee and request a document called a “legal proxy” to be eligible to vote during the meeting. To attend the FLIR Special Meeting, you must register in advance of the meeting at www.proxydocs.com/FLIR using the control number on the voting instruction form accompanying this joint proxy statement/prospectus. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the FLIR Special Meeting.

Q:	How can I vote my shares of Teledyne Common Stock?

A:

You may vote your shares of Teledyne Common Stock virtually at the Teledyne Special Meeting or by submitting a proxy by mail or telephone or via the Internet. Even if you plan to virtually attend the Teledyne Special Meeting, Teledyne recommends that you submit your proxy. If you submit your proxy, you may change your vote if you virtually attend and vote at the Teledyne Special Meeting.

Stockholders of record (i.e., stockholders who hold Teledyne Common Stock in such stockholders’ own name, as opposed to through a bank, broker or other nominee), at the close of business on the Teledyne Record Date, may vote virtually at the Teledyne Special Meeting or by proxy. This means that you may use the enclosed proxy card to instruct the persons named as proxies how to vote your shares of Teledyne Common Stock. If you properly complete, sign and date your proxy card or properly submit your voting instructions by telephone or via the Internet, your shares of Teledyne Common Stock will be voted in accordance with your instructions. The named proxies will vote all Teledyne Common Stock at the

Teledyne Special Meeting for which proxies have been properly submitted (whether by mail, telephone or via the Internet) and not revoked. Stockholders of record have three ways to vote by proxy:

1.	Internet. You can submit your proxy via the Internet by following the instructions on your proxy card.

2.	Telephone. You can submit your proxy by telephone by following the instructions on your proxy card.

3.	Mail. You can submit your proxy by mail by signing, dating and mailing your proxy card in the postage-paid envelope included with this joint proxy statement/prospectus.

If you sign and return your proxy card but do not mark your card to instruct the proxies how to vote your shares of Teledyne Common Stock on each proposal, your shares of Teledyne Common Stock will be voted as recommended by the Teledyne Board.

The deadline for voting by telephone is 11:59 p.m. Eastern Time on May 12, 2021. All votes, other than votes made electronically at the Teledyne Special Meeting, must be received by 11:59 p.m. Eastern Time on May 12, 2021.

If you hold your shares in “street name” through an intermediary, such as a bank or broker other nominee, then your bank, broker or other nominee will send you a voting instruction form to use in voting your shares of Teledyne Common Stock. The availability of telephone, mail and Internet voting depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form your bank, broker or other nominee sends you.

If you hold common stock in the Teledyne Technologies Incorporated 401(k) Plan, you must provide the trustee of the Teledyne Technologies Incorporated 401(k) Plan with your voting instructions in advance of the meeting. You may do so by returning your voting instructions by mail, or submitting them by telephone or electronically using the Internet. You cannot vote your shares yourself at the Teledyne Special Meeting; the trustee is the only one who can vote your shares. The trustee will vote your shares as you have instructed. If the trustee does not receive your instructions, your shares generally will be voted in proportion to the way the other plan participants voted. To allow sufficient time for voting by the trustee, your voting instructions must be received by 11:59 p.m. Eastern Time on May 10, 2021.

Q:	How can I vote my shares of FLIR Common Stock?

A:

You may vote your shares of FLIR Common Stock virtually at the FLIR Special Meeting or by submitting a proxy by mail or telephone or via the Internet. Even if you plan to attend the FLIR Special Meeting virtually, FLIR recommends that you submit your proxy. If you submit your proxy, you may change your vote if you virtually attend and vote at the FLIR Special Meeting.

Stockholders of record (i.e., stockholders who hold FLIR Common Stock in such stockholders’ own name, as opposed to through a bank, broker or other nominee), at the close of business on the FLIR Record Date, may vote virtually at the FLIR Special Meeting or by proxy. This means that you may use the enclosed proxy card to instruct the persons named as proxies how to vote your shares of FLIR Common Stock. If you properly complete, sign and date your proxy card or properly submit your voting instructions by telephone or via the Internet, your shares of FLIR Common Stock will be voted in accordance with your instructions. The named proxies will vote all FLIR Common Stock at the FLIR Special Meeting for which proxies have been properly submitted (whether by mail, telephone or via the Internet) and not revoked. Stockholders of record have three ways to vote by proxy:

1.	Internet. You can submit your proxy via the Internet by following the instructions on your proxy card.

2.	Telephone. You can submit your proxy by telephone by following the instructions on your proxy card.

3.	Mail. You can submit your proxy by mail by signing, dating and mailing your proxy card in the postage-paid envelope included with this joint proxy statement/prospectus.

If you sign and return your proxy card but do not mark your card to instruct the proxies how to vote your shares of FLIR Common Stock on each proposal, your shares of FLIR Common Stock will be voted as recommended by the FLIR Board.

The deadline for voting via the Internet or by telephone is 11:59 p.m. Eastern Time on May 12, 2021.

If you hold your shares in “street name” through an intermediary, such as a bank or broker other nominee, then your bank, broker or other nominee will send you a voting instruction form to use in voting your shares of FLIR Common Stock. The availability of telephone, mail and Internet voting depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form your bank, broker or other nominee sends you.

If you hold shares in FLIR’s 401(k) Plan, you must provide the trustee of FLIR’s 401(k) Plan with your voting instructions by 11:59 p.m. Eastern Time on May 10, 2021.

Q:	If my shares of common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

Teledyne stockholders. No. If your shares of Teledyne Common Stock are held in “street name,” your bank, broker or other nominee will vote your shares of Teledyne Common Stock only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus. Under stock exchange rules, banks, brokers and other nominees who hold shares of Teledyne Common Stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker or other nominee that are represented at the Teledyne Special Meeting, but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. Teledyne believes that the Teledyne Share Issuance Proposal and the Teledyne Adjournment Proposal are “non-routine” proposals and therefore your bank, broker or other nominee cannot vote your shares of Teledyne Common Stock without your specific voting instructions. Because the only proposals for consideration at the Teledyne Special Meeting are non-routine proposals, it is not expected that there will be any broker non-votes at the Teledyne Special Meeting. However, if there are any broker non-votes, they will have no effect on the outcome of the Teledyne Share Issuance Proposal or the Teledyne Adjournment Proposal.

FLIR stockholders. No. If your shares of FLIR Common Stock are held in “street name,” your bank, broker or other nominee will vote your shares of FLIR Common Stock only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus. Under stock exchange rules, banks, brokers and other nominees who hold shares of FLIR Common Stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker or other nominee that are represented at the FLIR Special Meeting, but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. FLIR believes that the FLIR Merger Proposal, the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal are “non-routine” proposals and therefore your bank, broker or other nominee cannot vote your shares of FLIR Common Stock without your specific voting instructions. Because the only proposals for consideration at the FLIR Special Meeting are non-routine proposals, it is not expected that there will be any broker non-votes at the FLIR Special Meeting. However, if there are any broker non-votes, they will have (i) the same effect as a vote “AGAINST” the FLIR Merger Proposal and (ii) no effect on the outcome of the FLIR Advisory Executive Compensation Proposal or the FLIR Adjournment Proposal.

Q:	Can I change my vote?

A:

Teledyne stockholders. Yes. If you are a holder of record of Teledyne Common Stock, you may revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, (ii) if you voted by telephone, submitting subsequent voting instructions by telephone before the closing of those voting facilities at 11:59 p.m. Eastern Time on May 12, 2021, (iii) delivering a written revocation letter to Melanie S. Cibik, Teledyne’s Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, or (iv) virtually attending the Teledyne Special Meeting and voting electronically at the Teledyne Special Meeting. Attendance at the Teledyne Special Meeting by itself will not automatically revoke your proxy or change your vote. A revocation or later-dated proxy received by Teledyne after the vote will not affect the vote. The mailing address of Ms. Cibik, Teledyne’s corporate secretary, is: Teledyne Technologies Incorporated, 1049 Camino dos Rios, Thousand Oaks, California 91360, Attention: Melanie S. Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary. If you hold your shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee to revoke your proxy or change your vote. If you hold shares in the Teledyne Technologies Incorporated 401(k) Plan, your voting instructions to the trustee of the Teledyne Technologies Incorporated 401(k) Plan must be received by 11:59 p.m. Eastern Time on May 10, 2021.

FLIR stockholders. Yes. If you are a holder of record of FLIR Common Stock, you may revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, (ii) if you voted via the Internet or by telephone, submitting subsequent voting instructions via the Internet or by telephone before the closing of those voting facilities at 11:59 p.m. Eastern Time on May 12, 2021, (ii) delivering a written revocation letter to Sonia Galindo, Senior Vice President, General Counsel, Secretary, and Chief Ethics & Compliance Officer at FLIR Systems, Inc., 1201 South Joyce Street, Arlington, VA 22202, or (iv) virtually attending the FLIR Special Meeting and voting electronically at the FLIR Special Meeting. Attendance at the FLIR Special Meeting by itself will not automatically revoke your proxy or change your vote. A revocation or later-dated proxy received by FLIR after the vote will not affect the vote. If you hold your shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee to revoke your proxy or change your vote. If you hold shares in FLIR’s 401(k) Plan, your voting instructions to the trustee of FLIR’s 401(k) Plan must be received by 11:59 p.m. Eastern Time on May 10, 2021.

Q:	What happens if I fail to submit a proxy or I abstain from voting?

A:

Teledyne stockholders. If you fail to submit a proxy or fail to instruct your bank, broker or other nominee to vote, assuming a quorum is present at the Teledyne Special Meeting, it will have no effect on the outcome of the Teledyne Share Issuance Proposal or the Teledyne Adjournment Proposal. An abstention occurs when a Teledyne stockholder returns a proxy with an “abstain” instruction or virtually attends the Teledyne Special Meeting and abstains from voting. Abstentions, if any, will have no effect on the outcome of the Teledyne Share Issuance Proposal or the Teledyne Adjournment Proposal.

FLIR stockholders. If you fail to submit a proxy or fail to instruct your bank, broker or other nominee to vote, assuming a quorum is present at the FLIR Special Meeting, it will have no effect on the outcome of the FLIR Advisory Executive Compensation Proposal or the FLIR Adjournment Proposal, but it will have the same effect as votes “AGAINST” the FLIR Merger Proposal. An abstention occurs when a FLIR stockholder returns a proxy with an “abstain” instruction or virtually attends the FLIR Special Meeting and abstains from voting. Abstentions, if any, will have no effect on the outcome of the FLIR Advisory Executive Compensation Proposal or the FLIR Adjournment Proposal but will have the same effect as votes “AGAINST” the FLIR Merger Proposal.

Q:	What are the U.S. federal income tax consequences of the Mergers to FLIR stockholders?

A:

The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Provided that the Mergers qualify as a reorganization, holders of FLIR Common Stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of FLIR Common Stock for shares of Teledyne Common Stock in the Mergers, except with respect to the cash component of the merger consideration and any cash received instead of fractional shares of Teledyne Common Stock.

For further information, see “Material U.S. Federal Income Tax Considerations” on page 148 of this joint proxy statement/prospectus.

The U.S. federal income tax consequences described above may not apply to all holders of FLIR Common Stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the Mergers to you.

Q:	Are FLIR stockholders entitled to appraisal or dissenters’ rights?

A:

Yes. Pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”), FLIR stockholders who do not vote in favor of adoption of the Merger Agreement, who continuously hold their shares of FLIR Common Stock through the Effective Time and who otherwise comply in all respects with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of FLIR Common Stock, as determined by the Delaware Court of Chancery, if the Mergers are consummated. See “Appraisal Rights of FLIR Stockholders” beginning on page 196 of this joint proxy statement/prospectus.

Q:	If I am a FLIR stockholder, should I send in my FLIR stock certificates now?

A:

No. Please do not send in your FLIR stock certificates with your proxy. After the completion of the Mergers, an exchange agent appointed by Teledyne and reasonably acceptable to FLIR will send you instructions for exchanging FLIR stock certificates for the merger consideration.

Q:	What should I do if I hold my shares of FLIR Common Stock in book-entry form?

A:

You are not required to take any special additional actions if your shares of FLIR Common Stock are not represented by a certificate and are instead held in book-entry form. After the completion of the Mergers, the exchange agent will send you instructions for converting your book-entry shares into the merger consideration, including shares of Teledyne Common Stock in book-entry form and any cash to be paid instead of fractional shares in the Mergers.

Q:	What should I do if I receive more than one set of voting materials?

A:

Teledyne and FLIR stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Teledyne Common Stock and/or FLIR Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Teledyne Common Stock or FLIR Common Stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Teledyne Common Stock and FLIR Common Stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Teledyne Common Stock and/or FLIR Common Stock that you own.

Q:	Whom may I contact if I cannot locate my FLIR stock certificate(s)?

A:	If you are unable to locate your original FLIR stock certificate(s), you should contact FLIR’s transfer agent, Computershare, at (888) 256-2315 (toll-free) or (201) 680-6578 (international).

Q:	When do you expect to complete the Mergers?

A:

Teledyne and FLIR expect to complete the Mergers by the second or the third quarter of 2021. However, neither Teledyne nor FLIR can assure you of when or if the Mergers will be completed. Teledyne and FLIR must first obtain the approval of Teledyne stockholders and FLIR stockholders for the Teledyne Share Issuance Proposal and the FLIR Merger Proposal, respectively, as well as obtain necessary antitrust and other regulatory approvals and satisfy certain other closing conditions. See “The Merger Agreement—Conditions to Completion of the Mergers” on page 120 of this joint proxy statement/prospectus for more information regarding conditions to the completion of the Mergers.

Q:	What happens if the Mergers are not completed?

A:

If the Mergers are not completed, FLIR stockholders will not receive any consideration for their shares of FLIR Common Stock in connection with the Mergers. Instead, FLIR will remain an independent, public company and FLIR Common Stock will continue to be traded on the Nasdaq Global Select Market (“NASDAQ”). In addition, if the Merger Agreement is terminated in certain circumstances, Teledyne or FLIR may be required to pay a termination fee. See “The Merger Agreement—Termination of the Merger Agreement” on page 137 of this joint proxy statement/prospectus for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What will happen if the FLIR Advisory Executive Compensation Proposal is not approved?

A:

Certain of FLIR’s executive officers are entitled, pursuant to the terms of their existing compensation arrangements with FLIR, to receive certain payments in connection with the Mergers. If the Mergers are completed, Merger Sub II, as successor to FLIR, will be contractually obligated to make these payments to these executives under certain circumstances. Accordingly, even if the FLIR stockholders do not approve the FLIR Advisory Executive Compensation Proposal, the compensation will nevertheless be payable, subject to the terms and conditions of the arrangements and the Merger Agreement. FLIR is seeking your approval of these payments on an advisory, non-binding basis in order to comply with Section 14A of the Exchange Act and related rules of the Securities and Exchange Commission (“SEC”).

Q:	Where can I find the voting results of the special meetings?

A:

The preliminary voting results will be announced at each of the special meetings. In addition, within four business days following the Teledyne Special Meeting and the FLIR Special Meeting, Teledyne and FLIR each will disclose the preliminary or, if available, final voting results of their respective special meetings on a Current Report on Form 8-K filed with the SEC. If preliminary voting results are disclosed, Teledyne and FLIR will file an amended Current Report on Form 8-K with the SEC to disclose final voting results within four business days following certification of the final voting results.

Q:	Is the completion of the Mergers subject to a financing condition?

A:	No. The completion of the Mergers is not subject to any financing condition.

Q:	What is the amount of debt to be incurred by Teledyne in connection with the Mergers?

A:

Teledyne intends to fund the cash portion of the consideration for the Mergers with a combination of cash on hand and borrowings. Teledyne has obtained an aggregate of $4.0 billion in permanent financing through (i) a new Term Loan Credit Agreement with several banks and other institutions from time to time party thereto as lenders and Bank of America, N.A. as administrative agent, under which Teledyne will borrow $1.0 billion at the closing of the Mergers and (ii) the proceeds received from an offering of several series of new notes totaling approximately $3.0 billion. Teledyne also expects to assume FLIR’s $500.0 million remaining principal amount of existing 2.5% Senior Notes due 2030. The permanent financing replaced the financing commitment that Teledyne obtained in connection with entering into the Merger Agreement for a $4.5 billion senior unsecured 364-day bridge facility (the “Bridge Facility”) pursuant to a commitment letter (the “Commitment Letter”) with BofA Securities, Inc. and Bank of America, N.A.

Q:	Are there any risks that I should consider in deciding whether to vote for the adoption of the Merger Agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the “Risk Factors” section beginning on page 32 of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of Teledyne and FLIR contained in the documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

Q:	Who can answer any questions I may have about the Mergers or the transactions contemplated by the Merger Agreement?

A:

If you have any questions about the Mergers, the Share Issuance or the transactions contemplated by the Merger Agreement, or if you need additional copies of this joint proxy statement/prospectus or the documents incorporated by reference, you should contact:

If you are a Teledyne stockholder:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

(805) 373-4545

Attention: Melanie S. Cibik, Senior Vice President,

General Counsel, Chief Compliance Officer and Secretary

or

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

(888) 660-8331

If you are a FLIR stockholder:

FLIR Systems, Inc.

1201 South Joyce Street,

Arlington, Virginia 22202

Attention: Sonia Galindo, Senior Vice President, General Counsel,

Secretary, and Chief Ethics & Compliance Officer

(703) 682-3400

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York NY 10036

Phone: (212) 297-0720

(844) 343-2643

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents referred to or incorporated by reference into this joint proxy statement/prospectus in order to fully understand the Merger Agreement and the Mergers. See “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (Beginning on page 46)

Teledyne Technologies Incorporated

Teledyne provides enabling technologies for industrial growth markets that require advanced technology and high reliability. These markets include aerospace and defense, factory automation, air and water quality environmental monitoring, electronics design and development, oceanographic research, deepwater oil and gas exploration and production, medical imaging and pharmaceutical research. Teledyne’s products include digital imaging sensors, cameras and systems within the visible, infrared and X-ray spectra, monitoring and control instrumentation for marine and environmental applications, harsh environment interconnects, electronic test and measurement equipment, aircraft information management systems, and defense electronics and satellite communication subsystems. Teledyne also supplies engineered systems for defense, space, environmental and energy applications.

Teledyne, a Delaware corporation, spun off from Allegheny Technologies Incorporated as an independent public company on November 29, 1999. Teledyne Common Stock is traded on the NYSE under the symbol “TDY.” The principal executive offices of Teledyne are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360; its telephone number is (805) 373-4545; and its website is www.teledyne.com. The information contained in, or that can be accessed through, Teledyne’s website is not part this joint proxy statement/prospectus or the documents incorporated by reference.

This joint proxy statement/prospectus incorporates important business and financial information about Teledyne from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

FLIR Systems, Inc.

FLIR designs, develops, markets, and distributes solutions that detect people, objects and substances that may not be perceived by human senses and improve the way people interact with the world around them. FLIR brings these innovative technologies into daily life in ways that help save lives and livelihoods. FLIR technologies include thermal imaging systems, visible-light imaging systems, locater systems, measurement and diagnostic systems, and advanced threat-detection solutions.

Founded in 1978, FLIR is a pioneer in advanced sensors and integrated sensor systems that enable the gathering, measurement, and analysis of critical information through a wide variety of applications in government, industrial and commercial markets worldwide. FLIR offers a broad range of infrared, also known as thermal, imaging solutions, with products that range from professional-use thermal camera smartphone accessories to highly advanced aircraft-mounted imaging systems for military and search and rescue applications, with products in between serving a multitude of markets, customers, and applications. As the cost of thermal imaging technology has decreased, FLIR’s opportunities to increase the adoption of thermal technology and create new markets for the technology have expanded. In order to better serve the customers in these markets,

FLIR has augmented its thermal product offerings with complementary sensing technologies, such as visible imaging, radar, laser, sonar, chemical sensing, and environmental sensing technologies.

FLIR Systems, Inc. is a Delaware corporation. FLIR Common Stock is traded on NASDAQ under the symbol “FLIR.” The principal executive offices of FLIR are located at 27700 SW Parkway Avenue, Wilsonville, Oregon 97070, and the telephone number at this location is (503) 498-3547. Information about FLIR is available on FLIR’s website at www.flir.com. The information contained in, or that can be accessed through, FLIR’s website is not part of this joint proxy statement/prospectus or the documents incorporated by reference.

This joint proxy statement/prospectus incorporates important business and financial information about FLIR from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of documents that are incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

Firework Merger Sub I, Inc.

Merger Sub I is a wholly owned subsidiary of Teledyne. Merger Sub I was formed solely for the purpose of completing the Mergers. Merger Sub I has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers.

Merger Sub I was incorporated in the State of Delaware on December 30, 2020. The principal executive offices of Merger Sub I are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360, and its telephone number is (805) 373-4545.

Firework Merger Sub II, LLC

Merger Sub II is a wholly owned subsidiary of Teledyne. Merger Sub II was formed solely for the purpose of completing the Mergers. Merger Sub II has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers. At the effective time of the Second Merger, it is expected that as the surviving company its name will be changed to “Teledyne FLIR, LLC.”

Merger Sub II was formed in the State of Delaware on December 30, 2020. The principal executive offices of Merger Sub II are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360, and its telephone number (805) 373-4545.

The Teledyne Special Meeting (Beginning on page 49)

The Teledyne Special Meeting will be held at 9:00 a.m. Pacific Time on May 13, 2021.

Only holders of Teledyne Common Stock as of the close of business on April 9, 2021, the Teledyne Record Date, are entitled to receive notice of, attend and vote at the Teledyne Special Meeting. If you own shares of Teledyne Common Stock that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares yourself electronically at the Teledyne Special Meeting. As of the close of business on the Teledyne Record Date, there were 37,063,413 shares of Teledyne Common Stock outstanding and entitled to vote, held by approximately 2,621 holders of record.

The Teledyne Special Meeting is being held for Teledyne stockholders to consider and vote on the following proposals:

•	Teledyne Proposal No. 1—The Teledyne Share Issuance Proposal. To approve the Share Issuance in connection with the transactions contemplated by the Merger Agreement.

•

Teledyne Proposal No. 2—The Teledyne Adjournment Proposal. To approve one or more adjournments of the Teledyne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting.

Approval of each of the Teledyne Share Issuance Proposal and the Teledyne Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy.

At the Teledyne Record Date, directors and executive officers of Teledyne beneficially owned, in the aggregate, approximately 1,182,999 issued and outstanding shares of Teledyne Common Stock, representing approximately 3.2% of the shares of Teledyne Common Stock outstanding on that date. Teledyne expects that the directors and executive officers of Teledyne will vote all of the shares of Teledyne Common Stock they are entitled to vote (i) “FOR” the Teledyne Share Issuance Proposal and (ii) “FOR” the Teledyne Adjournment Proposal.

The FLIR Special Meeting (Beginning on page 56)

The FLIR Special Meeting will be held at 9:00 a.m. Eastern Time on May 13, 2021.

Only holders of FLIR Common Stock as of the close of business on April 7, 2021, the FLIR Record Date, are entitled to receive notice of, attend and vote at the FLIR Special Meeting. If you own shares of FLIR Common Stock that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares yourself electronically at the FLIR Special Meeting. As of the close of business on the FLIR Record Date, there were 131,425,675 shares of FLIR Common Stock outstanding and entitled to vote, held by approximately 174 holders of record.

The FLIR Special Meeting is being held for FLIR stockholders to consider and vote on the following proposals:

•	FLIR Proposal No. 1—The FLIR Merger Proposal. To adopt the Merger Agreement.

•

FLIR Proposal No. 2—The FLIR Advisory Executive Compensation Proposal. To approve, on a non-binding, advisory basis, the compensation that will or may become payable to FLIR’s named executive officers in connection with the Mergers.

•

FLIR Proposal No. 3—The FLIR Adjournment Proposal. To approve one or more adjournments of the FLIR Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the FLIR Merger Proposal at the time of the FLIR Special Meeting.

Approval of the FLIR Merger Proposal requires the affirmative vote of a majority of the outstanding shares of FLIR Common Stock entitled to vote as of the close of business on the FLIR Record Date. Approval of each of the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the FLIR Special Meeting or by proxy.

At the FLIR Record Date, directors and executive officers of FLIR beneficially owned and were entitled to vote, in the aggregate, approximately 1,160,579 issued and outstanding shares of FLIR Common Stock, representing approximately 0.9% of the shares of FLIR Common Stock outstanding on that date. FLIR expects the directors and executive officers of FLIR to vote all of the shares of FLIR Common Stock they are entitled to vote (i) “FOR” the FLIR Merger Proposal, (ii) “FOR” the FLIR Advisory Executive Compensation Proposal and (iii) “FOR” the FLIR Adjournment Proposal.

The Mergers (Beginning on page 64)

Teledyne, Merger Sub I, Merger Sub II and FLIR have entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, at the Effective Time, Merger Sub I will merge with and into FLIR, with FLIR continuing as the surviving corporation and a wholly owned subsidiary of Teledyne, and immediately following the First Merger, FLIR, as the surviving corporation of the First Merger, will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and a wholly owned subsidiary of Teledyne. In connection with the Mergers, FLIR Common Stock will be delisted from NASDAQ and deregistered under the Exchange Act.

If the Mergers are completed, the Merger Agreement provides that, at the Effective Time, each share of FLIR Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares owned or held (x) by Teledyne or any of its subsidiaries, (y) in treasury or otherwise by FLIR or any of its subsidiaries and (z) by any person who is entitled to demand and properly demands appraisal of such shares under Delaware law) will automatically convert into the right to receive (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne Common Stock. No fractional shares of Teledyne Common Stock will be issued in the Mergers, and instead, holders of shares of FLIR Common Stock will receive cash in lieu of any fractional shares of Teledyne Common Stock.

A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the Mergers.

Appraisal Rights of FLIR Stockholders (Beginning on page 196)

Pursuant to Section 262 of the DGCL, FLIR stockholders who do not vote in favor of adoption of the Merger Agreement, who continuously hold their shares of FLIR Common Stock through the Effective Time and who otherwise comply in all respects with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of FLIR Common Stock, as determined by the Delaware Court of Chancery, if the Mergers are consummated. The “fair value” of shares of FLIR Common Stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the merger consideration that a FLIR stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.

FLIR stockholders who wish to exercise the right to seek an appraisal of their shares must so advise FLIR by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote to adopt the Merger Agreement, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of FLIR Common Stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, FLIR stockholders who may wish to pursue appraisal rights should consult their own legal and financial advisors. See “Appraisal Rights of FLIR Stockholders” beginning on page 196.

Teledyne stockholders do not have any appraisal or dissenter’s rights under the DGCL in connection with the Teledyne Special Meeting or the Share Issuance.

Treatment of FLIR Equity Awards (Beginning on page 119)

FLIR Stock Options. At the Effective Time, each FLIR Stock Option, whether vested or unvested, that is outstanding and unexercised will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) $56.00 over (y) the exercise price of such FLIR Stock Option, multiplied by (ii) the number of shares of FLIR Common Stock subject to such FLIR Stock Option, less applicable tax withholdings. In the event the per-share exercise price of a FLIR Stock Option is equal to or greater than $56.00, such FLIR Stock Option will be cancelled as of the Effective Time without any payment to the holder.

FLIR Service-based Restricted Stock Units. At the Effective Time, each FLIR RSU that was granted prior to the date of the Merger Agreement and is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR RSU.

FLIR Service-based Restricted Stock Units Awarded in 2021. At the Effective Time, each 2021 FLIR RSU that is outstanding immediately prior to the Effective Time and is held by an Accelerated RSU Holder will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such 2021 FLIR RSU.

At the Effective Time, each 2021 FLIR RSU that is outstanding immediately prior to the Effective Time and is not held by an Accelerated RSU Holder will be assumed by Teledyne and automatically converted into an Adjusted RSU with respect to a number of shares of Teledyne Common Stock equal to the product obtained by multiplying (x) the total number of shares of FLIR Common Stock subject to such 2021 FLIR RSU immediately prior to the Effective Time by (y) 0.1436, with any fractional shares to be paid in cash. Upon assumption and conversion, each such Adjusted RSU will otherwise be subject to the same terms and conditions as were applicable to the corresponding 2021 FLIR RSU before the Effective Time.

FLIR Performance-based Restricted Stock Units. At the Effective Time, each FLIR PRSU that was granted prior to the date of the Merger Agreement and is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR PRSU. The number of shares of FLIR Common Stock underlying each FLIR PRSU that will become vested will be equal to the greater of (i) the target number of shares set forth in the award agreement for such PRSU and (ii) the number of shares that would be achieved based on the actual achievement of the applicable performance goals if the applicable performance period ended on December 31, 2020, the last day of FLIR’s calendar quarter immediately preceding the first public announcement of the transactions contemplated by the Merger Agreement.

FLIR’s Reasons for the Mergers; Recommendation of FLIR’s Board of Directors (Beginning on page 96)

After careful consideration, on January 3, 2021, the FLIR Board (i) determined that it was fair to, advisable and in the best interests of FLIR and its stockholders for FLIR to enter into the Merger Agreement and effect the Mergers and other transactions contemplated thereby, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby (including the Mergers) on behalf of FLIR, (iii) directed that the FLIR Merger Proposal, the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal be submitted to the FLIR stockholders for consideration, and (iv) recommended that FLIR stockholders vote in favor of such proposals. Accordingly, the FLIR Board recommends that FLIR stockholders vote “FOR” the FLIR Merger Proposal, “FOR” the FLIR Advisory Executive Compensation Proposal and “FOR” the FLIR Adjournment Proposal.

For a summary of the factors considered by the FLIR Board in reaching its decision to adopt the Merger Agreement and approve the consummation of the transactions contemplated by the Merger Agreement, including the Mergers, as well as the FLIR Board’s reasons for, and certain risks related to, the Mergers, see the section titled “The Mergers—FLIR’s Reasons for the Mergers; Recommendation of the FLIR Board of Directors” beginning on page 96 in this joint proxy statement/prospectus.

Opinion of FLIR’s Financial Advisor (Beginning on page 104)

On January 3, 2021, at a meeting of the FLIR Board, Goldman Sachs & Co. LLC, financial advisor to FLIR (“Goldman Sachs”), rendered its oral opinion, subsequently confirmed in writing that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of FLIR Common Stock, pursuant to the Merger Agreement, was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 4, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of the FLIR Board in connection with its consideration of the transaction. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of shares of FLIR Common Stock should vote with respect to the transaction or any other matter.

For a description of the opinion that the FLIR Board received from Goldman Sachs, see “The Mergers—Opinion of FLIR’s Financial Advisor” on page 104 of this joint proxy statement/prospectus.

Teledyne’s Reasons for the Mergers; Recommendation of Teledyne’s Board of Directors (Beginning on page 78)

After careful consideration, on January 2, 2021, the Teledyne Board adopted resolutions (i) approving the Merger Agreement, the Mergers, the Share Issuance and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Mergers and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of Teledyne and its stockholders, (iii) directing that the Teledyne Share Issuance Proposal be submitted to the stockholders of Teledyne for approval and (iv) recommending that Teledyne’s stockholders vote in favor of the Teledyne Share Issuance Proposal, subject to receipt and review by a transaction committee formed by the Teledyne Board (the “Teledyne Transaction Committee”) of the fairness opinion of Teledyne’s financial advisor. On January 4, 2021, the Teledyne Transaction Committee, on behalf of the Teledyne Board, received and reviewed the fairness opinion and the Teledyne Transaction Committee approved the Merger Agreement. Accordingly, the Teledyne Board recommends that Teledyne stockholders vote “FOR” the approval of the Teledyne Share Issuance Proposal and “FOR” the Teledyne Adjournment Proposal.

For a summary of the factors considered by the Teledyne Board in reaching its decision to adopt the Merger Agreement and approve the consummation of the transactions contemplated by the Merger Agreement, including the Mergers and the Teledyne Share Issuance Proposal, as well as the Teledyne Board’s reasons for, and certain risks related to, the Mergers, see the section titled “The Mergers—Teledyne’s Reasons for the Mergers; Recommendation of the Teledyne Board of Directors” beginning on page 78 in this joint proxy statement/prospectus.

Opinion of Teledyne’s Financial Advisor (Beginning on page 83)

Teledyne retained Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with the Mergers. As part of this engagement, the Teledyne Board requested that Evercore evaluate the fairness, from a financial point of view, to Teledyne of the merger consideration to be paid to the holders of FLIR Common Stock in the Mergers. At a meeting of the Teledyne Transaction Committee held on January 4, 2021, Evercore rendered to the Teledyne Board its oral opinion, confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the merger consideration of $28.00 in cash and 0.0718 shares of

Teledyne Common Stock to be paid to the holders of FLIR Common Stock in the Mergers was fair, from a financial point of view, to Teledyne.

The full text of the written opinion of Evercore, dated as of January 4, 2021, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. You are encouraged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Teledyne Board (in its capacity as such) in connection with its evaluation of the proposed Mergers. The opinion does not constitute a recommendation to the Teledyne Board or to any other persons in respect of the Mergers, including as to how any holder of shares of FLIR Common Stock or Teledyne Common Stock should vote or act in respect of the Mergers. Evercore’s opinion does not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to Teledyne, nor does it address the underlying business decision of Teledyne to engage in the Mergers.

Interests of FLIR’s Directors and Executive Officers in the Mergers (Beginning on page 152)

Non-employee directors and executive officers of FLIR have financial interests in the Mergers that may be different from or in addition to their interests as stockholders and the interests of FLIR stockholders generally. These interests include, among others, the accelerated vesting of outstanding equity awards pursuant to the Merger Agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The members of the FLIR Board were aware of and considered those interests, among other matters, in evaluating and approving the Merger Agreement and the Mergers, and in recommending to the FLIR stockholders that the Merger Agreement be adopted. One director on the FLIR Board, Michael T. Smith, also serves on the Teledyne Board. Mr. Smith was recused from the meeting of the FLIR Board on January 3, 2021 during which the FLIR Board approved Merger Agreement and the Mergers, and was otherwise not involved in the FLIR Board’s deliberations or consideration of the Mergers. It is expected that Mr. Smith will continue to serve on the Teledyne Board after the consummation of the Mergers. See “Interests of FLIR’s Directors and Executive Officers in the Mergers” beginning on page 152 of this joint proxy statement/prospectus for a more detailed description of these interests.

Listing of Shares of Teledyne Common Stock and Delisting and Deregistration of Shares of FLIR Common Stock (Beginning on page 114)

Application will be made to list the shares of Teledyne Common Stock to be issued in the Mergers on the NYSE, on which Teledyne Common Stock is currently traded. If the Mergers are completed, FLIR Common Stock will no longer be listed on the NASDAQ and will be deregistered under the Exchange Act.

Conditions to Completion of the Mergers (Beginning on page 120)

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the obligation of each of Teledyne, FLIR, Merger Sub I and Merger Sub II to complete the First Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	the approval by FLIR stockholders of the FLIR Merger Proposal;

•	the approval by Teledyne stockholders of the Teledyne Share Issuance Proposal;

•	the absence of any temporary restraining order, preliminary or permanent injunction, order or other legal restraint or prohibition preventing or making illegal the closing of the Mergers;

•

the effectiveness of the registration statement under the Securities Act of 1933, as amended (the “Securities Act”) for the shares of Teledyne Common Stock being issued in the Mergers (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings initiated or threatened in writing for that purpose;

•	approval for the listing on the NYSE of the shares of Teledyne Common Stock to be issued in the Mergers, subject to official notice of issuance;

•

subject to certain materiality qualifiers, the accuracy of the representations and warranties made in the Merger Agreement by FLIR (in the case of Teledyne, Merger Sub I and Merger Sub II’s obligations to complete the First Merger) or Teledyne, Merger Sub I and Merger Sub II (in the case of FLIR’s obligation to complete the First Merger);

•

the performance in all material respects by FLIR (in the case of Teledyne, Merger Sub I and Merger Sub II’s obligations to complete the First Merger) or by Teledyne, Merger Sub I and Merger Sub II (in the case of FLIR’s obligation to complete the First Merger) of the obligations required to be performed by it or them at or prior to the Effective Time;

•

the receipt of a certificate signed by an executive officer of FLIR (in the case of Teledyne, Merger Sub I and Merger Sub II’s obligations to complete the First Merger) or Teledyne (in the case of FLIR’s obligation to complete the First Merger), in each case as to the satisfaction of the applicable conditions described in the preceding two bullets;

•

the absence since the date of the Merger Agreement of a material adverse effect on FLIR (in the case of Teledyne, Merger Sub I and Merger Sub II’s obligations to complete the First Merger) or Teledyne (in the case of FLIR’s obligation to complete the First Merger) (see “The Merger Agreement—Definition of Material Adverse Effect” beginning on page 121 of this joint proxy statement/prospectus for the definition of “material adverse effect”);

•

(i) the expiration or termination of any applicable waiting period, or any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (ii) the receipt of all authorizations, consents or approvals required under the antitrust laws of certain non-U.S. jurisdictions specified in the Merger Agreement or the waiting periods with respect thereto having expired or been terminated (as described under “The Mergers—Regulatory Approvals Required for the Mergers” beginning on page 111 of this joint proxy statement/prospectus), in each case, without the imposition of a requirement that Teledyne or any of its subsidiaries (including FLIR or its subsidiaries) take any action or comply with any restriction that Teledyne would not be required to take or comply with under the applicable provisions of the Merger Agreement (see “The Merger Agreement—Efforts to Complete the Mergers” beginning on page 127 of this joint proxy statement/prospectus); and

•

receipt by FLIR of an opinion of Hogan Lovells US LLP, legal counsel to FLIR (“Hogan Lovells”), or other nationally recognized outside counsel, to the effect that the Mergers, taken together, will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion shall be dated the closing date.

Teledyne and FLIR cannot be certain when, or if, the conditions to the Mergers will be satisfied (or, to the extent permitted by law, waived), or that the Mergers will be completed.

Regulatory Approvals Required for the Mergers (Beginning on page 111)

Completion of the Mergers is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and certain other governmental consents and approvals.

In the Merger Agreement, Teledyne and FLIR have agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including making appropriate filings under any required regulatory law and any other necessary, proper or advisable registrations, filings and notices. The process for obtaining the requisite regulatory clearances and approvals for the Mergers is ongoing.

Under the HSR Act, certain transactions, including the Mergers, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification (the “HSR notifications”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). A transaction notifiable under the HSR Act may not be completed until the expiration of the waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. The parties’ HSR notifications were filed with the FTC and the DOJ on January 29, 2021, and termination of the waiting period under the HSR Act occurred on March 1, 2021.

Consummation of the Mergers is further subject to notification, clearance and/or approval under the antitrust, competition or trade regulatory laws of Turkey and China.

In furtherance of the foregoing, the Merger Agreement also requires Teledyne to avoid, eliminate or resolve any and all impediments under any regulatory law that may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement and to obtain all consents, approvals and waivers under any regulatory law that may be required by any governmental authority to enable the parties to close the transactions contemplated by the Merger Agreement as promptly as reasonably practicable, subject to certain limitations.

In addition, Teledyne’s obligations include an obligation to defend against any action or proceeding that is instituted or threatened by any governmental authority challenging the transactions contemplated by the Merger Agreement.

These requirements are described in more detail under “The Merger Agreement—Efforts to Complete the Mergers” beginning on page 127 of this joint proxy statement/prospectus. The regulatory approvals required for completion of the Mergers are further described under “The Mergers—Regulatory Approvals Required for the Mergers” beginning on page 111 of this joint proxy statement/prospectus.

FLIR Acquisition Proposals (Beginning on page 122)

The Merger Agreement provides that, subject to certain exceptions, FLIR, will not, and will use its reasonable best efforts to cause its representatives and its subsidiaries not to, directly or indirectly:

•

solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries, proposals or offers constituting or that would reasonably be expected to lead to a FLIR acquisition proposal;

•

make available any information regarding FLIR or any of its subsidiaries to any person (other than Teledyne and Teledyne’s or FLIR’s representatives), in response to a FLIR acquisition proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a FLIR acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any FLIR acquisition proposal (other than to state that they currently are not permitted to have discussions);

•	approve, endorse or recommend any FLIR acquisition proposal;

•

make or authorize any statement, recommendation or solicitation in support of any FLIR acquisition proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a FLIR acquisition proposal; or

•	enter into any letter of intent or agreement in principle or any contract providing for, relating to or in connection with any FLIR acquisition proposal.

FLIR will also, and will instruct and will use its reasonable best efforts to cause its representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any FLIR acquisition proposal and (ii) request the prompt return or destruction, to the extent required by any confidentiality agreement of FLIR, of all confidential information previously made available by it or on its behalf in connection with any actual or potential FLIR acquisition proposal.

The term “FLIR acquisition proposal” is defined under “The Merger Agreement—FLIR Acquisition Proposals” beginning on page 122 of this joint proxy statement/prospectus.

FLIR Change in Recommendation; Termination for Superior Proposal (Beginning on page 125)

Under the Merger Agreement, subject to certain exceptions, neither the FLIR Board nor any committee thereof may (i) withdraw, qualify, or modify in a manner adverse to Teledyne its recommendation to FLIR’s stockholders to approve the FLIR Merger Proposal or (ii) adopt, recommend, endorse or otherwise declare advisable any FLIR acquisition proposal.

The Merger Agreement provides, however, that if FLIR receives an unsolicited bona fide written FLIR acquisition proposal prior to obtaining the FLIR stockholder approval that did not result from a breach of FLIR’s nonsolicitation obligations, the FLIR Board may subject to certain conditions change its recommendation and may terminate the Merger Agreement in accordance with its terms (including payment of the FLIR termination fee) to concurrently enter into a definitive agreement to effect a FLIR superior proposal if the FLIR Board determines in good faith (after consultation with FLIR’s outside legal counsel and financial advisor) that a FLIR acquisition proposal constitutes a FLIR superior proposal.

The Merger Agreement also provides that the FLIR Board may change its recommendation subject to certain conditions in response to a FLIR intervening event if the FLIR Board determines in good faith (after consultation with FLIR’s outside counsel) that failure to make a FLIR adverse recommendation change would be inconsistent with its fiduciary duties under applicable law. Following any such FLIR adverse recommendation change, the Merger Agreement provides that Teledyne may terminate the Merger Agreement and receive payment of a termination fee from FLIR.

The term “FLIR superior proposal” is defined under “The Merger Agreement—FLIR Acquisition Proposals” beginning on page 122 of this joint proxy statement/prospectus, and the term “FLIR intervening event” is defined under “The Merger Agreement—FLIR Change in Recommendation; Termination for Superior Proposal” beginning on page 125 of this joint proxy statement/prospectus.

Teledyne Change in Recommendation (Beginning on page 125)

Under the Merger Agreement, subject to certain exceptions, neither the Teledyne Board nor any committee thereof may withdraw, qualify, or modify in a manner adverse to FLIR its recommendation to Teledyne’s stockholders to approve the Teledyne Share Issuance Proposal.

The Merger Agreement provides however, that, prior to obtaining the Teledyne stockholder approval, the Teledyne Board may subject to certain conditions change its recommendation in response to (i) a Teledyne intervening event or (ii) an unsolicited Teledyne acquisition proposal (where Teledyne did not, directly or indirectly, solicit, initiate, or encourage the making, submission or announcement of such Teledyne acquisition proposal), if the Teledyne Board determines in good faith (after consultation with Teledyne’s outside counsel) that failure to make a Teledyne adverse recommendation change would be inconsistent with its fiduciary duties under applicable law.

The terms “Teledyne intervening event” and “Teledyne acquisition proposal” are defined under “The Merger Agreement—Teledyne Change in Recommendation” beginning on page 125 of this joint proxy statement/prospectus.

Termination of the Merger Agreement; Termination Fees (Beginning on pages 137 and 139)

The Merger Agreement may be terminated at any time before the completion of the Mergers, whether before or after the approval of the FLIR Merger Proposal, in any of the following ways:

•	by mutual written agreement of Teledyne and FLIR;

•	by either Teledyne or FLIR, if:

○

the Effective Time has not occurred on or before June 30, 2021, which date may be extended to September 30, 2021 by either Teledyne or FLIR if the only closing condition not yet satisfied relates to the failure to obtain certain regulatory clearances and approvals specified in the Merger Agreement;

○	there is in effect a final and non-appealable judgment, order or injunction that restrains, enjoins, or otherwise prohibits or makes illegal the completion of the Mergers;

○	the approval by FLIR’s stockholders of the FLIR Merger Proposal is not obtained at the FLIR Special Meeting;

○	the approval by Teledyne’s stockholders of the Teledyne Share Issuance Proposal is not obtained at the Teledyne Special Meeting; or

○

there has been a breach by the other party of any representation or covenant that would result in the failure of the other party to satisfy an applicable condition to the completion of the Mergers (subject in certain cases to the opportunity for the breaching party to cure within 30 calendar days).

•	by Teledyne, if:

○

prior to the approval by FLIR’s stockholders of the FLIR Merger Proposal, (i) the FLIR Board has made a FLIR adverse recommendation change or (ii) failed to recommend to FLIR’s stockholders the approval of the FLIR Merger Proposal in this joint proxy statement/prospectus; or

○	there has been a willful and material breach by FLIR of its nonsolicitation obligations under the Merger Agreement (subject in certain cases to FLIR’s opportunity to cure within three business days).

•	by FLIR, if:

○

prior to the approval by FLIR’s stockholders of the FLIR Merger Proposal, in order to enter into an alternative acquisition agreement with respect to a FLIR superior proposal, subject to compliance with the terms of the Merger Agreement, including the payment by FLIR to Teledyne of a termination fee, as described below; or

○

the Teledyne Board or any committee thereof has (i) made a Teledyne adverse recommendation change or (ii) failed to recommend to Teledyne’s stockholders the approval of the Teledyne Share Issuance Proposal in this joint proxy statement/prospectus.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, each party may be obligated to pay the other party a termination fee of $250 million.

No Financing Condition; Financing (Beginning on pages 114 and 133)

Teledyne’s obligation to complete the transactions contemplated by the Merger Agreement is not subject to a financing condition. Teledyne intends to fund the cash portion of the consideration for the Mergers, as well as other fees and expenses required to be paid in connection with the Mergers, with a combination of cash on hand and borrowings.

Teledyne has obtained an aggregate of $4.0 billion in permanent financing through (i) a new Term Loan Credit Agreement with several banks and other institutions from time to time party thereto as lenders and Bank of America, N.A. as administrative agent, under which Teledyne will borrow $1.0 billion at the closing of the Mergers and (ii) the proceeds received from the issuance of approximately $3.0 billion of new notes on March 22, 2021. Teledyne also expects to assume FLIR’s $500.0 million remaining principal amount of existing 2.5% Senior Notes due 2030. The permanent financing replaced approximately $4.0 billion of the Bridge Facility pursuant to the Commitment Letter with BofA Securities, Inc. and Bank of America, N.A. Teledyne terminated the remaining $500.0 million of the Bridge Facility on March 25, 2021 after making a determination that its cash on hand and the $4.0 billion of permanent financing are sufficient to make the cash payments required to be paid in connection with the Mergers.

Litigation Related to the Mergers (Beginning on page 114)

Teledyne, FLIR and the members of the FLIR Board are parties to various claims and litigation related to the Merger Agreement and the Mergers. As of April 12, 2021, five complaints have been filed by purported stockholders of FLIR, each of whom seeks to enjoin the Mergers and other relief. The complaints assert claims against Teledyne, Merger Sub I, Merger Sub II, FLIR and FLIR’s directors under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder for allegedly false and misleading statements in this joint proxy statement/prospectus.

Specific Performance; Remedies (Beginning on page 143)

Under the Merger Agreement, each of Teledyne and FLIR is entitled to an injunction to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which that party may be entitled at law or in equity.

Voting Agreement (Beginning on page 147)

Concurrently with the execution of the Merger Agreement, on January 4, 2021, Earl Lewis, Chairman of the FLIR Board, entered into a voting agreement with Teledyne (the “Voting Agreement”), pursuant to which Mr. Lewis agreed to vote any shares of FLIR Common Stock that he beneficially owns for the adoption of the Merger Agreement and against any competing proposal or other action, proposal or agreement that would reasonably be expected to result in a breach of the Merger Agreement or prevent, materially delay or adversely affect the consummation of the Mergers. At the close of business on April 7, 2021, the FLIR Record Date, Mr. Lewis beneficially owned 1,024,976 shares of FLIR Common Stock or approximately 0.8% of the shares of FLIR Common Stock outstanding on that date. Mr. Lewis has also agreed to certain restrictions on the sale of FLIR Common Stock prior to the closing of the Mergers.

Material U.S. Federal Income Tax Considerations (Beginning on page 148)

It is the intention of Teledyne and FLIR that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Mergers, taken together, qualify as a “reorganization,” a holder of FLIR Common Stock generally will not recognize any gain or loss upon receipt of Teledyne Common Stock in exchange for FLIR Common Stock in the Mergers, but will generally recognize gain (but not loss) with respect to the cash consideration in an amount equal to the lesser of (i) the amount of cash received by the U.S. holder (other than cash received in lieu of a fractional share of Teledyne Common Stock) and (ii) the amount by which the sum of the amount of such cash and the fair market value of the Teledyne Common Stock received by the U.S. holder exceeds the U.S. holder’s tax basis in its FLIR Common Stock (other than the portion of the basis attributable to the cash received in lieu of a fractional share of Teledyne Common Stock). Additionally, a U.S. holder of FLIR Common Stock that receives cash in lieu of a fractional share of Teledyne Common Stock will generally recognize capital gain or loss with respect to cash received in lieu of a fractional share of Teledyne Common Stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share.

You should read “Material U.S. Federal Income Tax Considerations” beginning on page 148 of this joint proxy statement/prospectus for a more complete discussion of the U.S. federal income tax considerations relating to the Mergers. Tax matters can be complicated and the tax consequences of the Mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Mergers to you.

Accounting Treatment (Beginning on page 113)

Teledyne prepares its financial statements in accordance with accounting principles generally accepted in the U.S. The Mergers will be accounted for using the acquisition method of accounting. Teledyne will be treated as the acquirer for accounting purposes.

Comparison of Stockholder Rights (Beginning on page 173)

FLIR stockholders, whose rights are currently governed by FLIR’s certificate of incorporation, FLIR’s bylaws, and Delaware law, will upon completion of the Mergers become stockholders of Teledyne and as such, their rights will be governed by Teledyne’s restated certificate of incorporation (the “Teledyne Certificate of Incorporation”) and Teledyne’s second amended and restated bylaws (the “Teledyne Bylaws”), although they will continue to be governed by Delaware law. As a result, FLIR stockholders will have different rights once they become Teledyne stockholders due to differences between the governing documents of FLIR and Teledyne. These differences are described in detail in “Comparison of Stockholder Rights” beginning on page 173 of this joint proxy statement/prospectus.

Risk Factors (Beginning on page 32)

You should also carefully consider the risks that are described in “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

SUMMARY HISTORICAL FINANCIAL DATA OF TELEDYNE

The following table presents selected historical consolidated financial data of Teledyne. The statement of income data for the fiscal years ended January 3, 2021 (2020), December 29, 2019 (2019) and December 30, 2018 (2018), and the balance sheet data as of January 3, 2021 and December 29, 2019, have been derived from Teledyne’s audited consolidated financial statements and accompanying notes contained in Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021, which is incorporated by reference herein. The statement of income data for the fiscal years ended December 31, 2017 (2017) and January 1, 2017 (2016), and the balance sheet data as of December 30, 2018, December 31, 2017 and January 1, 2017, have been derived from Teledyne’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein. Historical results are not necessarily indicative of the results that may be expected for any future period.

The information set forth below is only a summary. You should read the following information together with Teledyne’s consolidated financial statements and accompanying notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021, which is incorporated by reference herein and in Teledyne’s other reports filed with the SEC.

	Five-Year Summary of Selected Financial Data
	2020	2019	2018	2017	2016
	(in millions except for per share amounts)
Consolidated Statements of Income Data:
Net sales	$3,086.2	$3,163.6	$2,901.8	$2,603.8	$2,149.9
Net income	$401.9	$402.3	$333.8	$227.2	$190.9
Basic earnings per common share	$10.95	$11.08	$9.32	$6.45	$5.52
Diluted earnings per common share	$10.62	$10.73	$9.01	$6.26	$5.37
Weighted average diluted common shares outstanding	37.9	37.5	37.0	36.3	35.5
Consolidated Balance Sheets Data:
Total assets	$5,084.8	$4,579.8	$3,809.3	$3,846.4	$2,774.4
Long-term debt, less current portion	$680.9	$750.0	$610.1	$1,063.9	$509.7
Total stockholders’ equity	$3,228.6	$2,714.7	$2,229.7	$1,947.3	$1,554.4

SUMMARY HISTORICAL FINANCIAL DATA OF FLIR

The following table presents selected historical consolidated financial data of FLIR. The statement of income data for the fiscal years ended December 31, 2020, 2019 and 2018, and the balance sheet data as of December 31, 2020 and 2019, have been derived from FLIR’s audited consolidated financial statements and accompanying notes contained in FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference herein. The statement of income data for the fiscal years ended December 31, 2017 and 2016, and the balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from FLIR’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein. Historical results are not necessarily indicative of the results that may be expected for any future period.

The information set forth below is only a summary. You should read the following information together with FLIR’s consolidated financial statements and accompanying notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference herein and in FLIR’s other reports filed with the SEC.

	Year Ended December 31,
	2020		2019		2018		2017	2016
	(in thousands, except per share amounts)
Consolidated Statements of Income Data:
Revenue	$1,923,689		$1,887,026	(3)	$1,775,686		$1,800,434	$1,662,167
Cost of goods sold	976,676		957,640	(4)	874,463		941,658	895,046

Gross profit	947,013		929,386		901,223		858,776	767,121
Operating expenses:
Research and development	210,166		203,611		174,962		170,735	147,537
Selling, general and administrative	389,130	(1)	442,416	(5)	389,093	(6)	373,867	322,435
Restructuring expenses	30,475		10,099		4,854		625	1,431
Loss on sale of business	—		—		13,708		23,588	—

Total operating expenses	629,771		656,126		582,617		568,815	471,403
Earnings from operations	317,242		273,260		318,606		289,961	295,718
Interest expense	27,240		27,711		16,147		16,804	18,071
Interest income	(608)		(2,651)		(3,901)		(1,764)	(1,402)
Loss on debt extinguishment	9,126	(2)	—		—		—	—
Other (income) expense, net	(3,520)		6,284		(743)		(4,144)	3,092

Earnings before income taxes	285,004		241,916		307,103		279,065	275,957
Income tax provision	72,420		70,319		24,678	(7)	171,842 (8)	109,331	(9)

Net earnings	$212,584		$171,597		$282,425		$107,223	$166,626

Net earnings per share:
Basic earnings per share	$1.61		$1.27		$2.05		$0.78	$1.22

Diluted earnings per share	$1.60		$1.26		$2.01		$0.77	$1.20

(1)	The 2020 selling, general and administrative expenses include $9.4 million separation, transaction and integration related expenses and $22.6 million Consent Agreement (defined below) related costs.
(2)	During 2020 FLIR recorded a $9.1 million loss on debt extinguishment due to the redemption of FLIR’s $425.0 million senior unsecured notes due June 15, 2021.
(3)	The 2019 revenue includes contributions from the acquisitions made during 2019.

(4)	The 2019 cost of goods sold include $5.9 million inventory write downs associated with the Outdoor and Tactical Systems (“OTS”) restructuring.
(5)

The 2019 selling, general and administrative expenses include $17.0 million separation, transaction and integration related expenses, $22.3 million Consent Agreement related costs and $7.8 million goodwill and intangible asset impairment charges associated with the OTS restructuring.

(6)	The 2018 selling, general and administrative expenses include $15.0 million for the costs of a regulatory settlement, pursuant to the Consent Agreement.
(7)	The 2018 tax provision includes a discrete tax benefit of $33.1 million for the cancellation of Belgium tax assessments issued as part of the European Commission’s decision regarding state aid.
(8)

The 2017 tax provision includes an estimated tax expense of $94.4 million resulting from the effects of the Tax Cuts and Jobs Act and FLIR’s subsequent decision to end permanent reinvestment of all previously unremitted foreign earnings.

(9)	The 2016 tax provision includes a discrete tax charge for certain tax legislation in Belgium of $39.6 million.

	December 31,
	2020	2019	2018	2017	2016
	(in thousands, except per share amounts)
Consolidated Balance Sheets Data:
Working capital	$790,101	$695,679	$976,633	$992,286	$802,945
Total assets	3,252,348	3,137,541	2,781,242	2,810,026	2,619,706
Short-term debt	13,473	28,444	—	11	15,025
Long-term debt, excluding current portion	724,919	648,419	421,948	420,684	501,921
Total shareholders’ equity	1,883,374	1,871,433	1,876,786	1,834,558	1,678,326
Other Financial Data:
Cash dividends declared per common share	$0.68	$0.68	$0.64	$0.60	$0.48

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information of Teledyne and FLIR. The unaudited pro forma combined per share information was computed by combining the historical financial information of Teledyne and FLIR for the fiscal year ended January 3, 2021, in the case of Teledyne, and December 31, 2020, in the case of FLIR, along with the effects of the acquisition method of accounting for business combinations as though the companies were combined at the beginning of the earliest period presented. Although helpful in illustrating the financial characteristics of the combined company, this information does not reflect any anticipated benefits of expected cost and funding synergies, opportunities to earn additional revenue, the impact of any future restructuring costs or other factors.

The historical per share information is derived from audited financial statements of each of Teledyne and FLIR as of and for the fiscal year ended January 3, 2021 and December 31, 2020, respectively.

The unaudited pro forma combined per share information has been presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Teledyne’s and FLIR’s management. The pro forma data presented does not represent what the actual results of operations and financial position would have been had the companies actually been combined as of the beginning of the earliest period presented. This information was prepared using estimated fair values and is subject to adjustment as additional information becomes available and as additional analysis is performed, and is not necessarily indicative of the future consolidated results of operations or financial position of the combined company. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined per share financial information.

FLIR declared and paid dividends during the periods presented. For more information on dividends of FLIR, see “Comparative Per Share Market Price and Dividend Information” beginning on page 30 of this joint proxy statement/prospectus. Teledyne did not pay dividends during the periods presented.

You should read this information in conjunction with the historical consolidated financial statements of Teledyne and FLIR and related notes contained in Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021 and FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively, which are incorporated by reference into this joint proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

	Teledyne				FLIR
	Historical		Unaudited Pro Forma Combined		Historical	Unaudited Pro Forma Equivalent(1)
Per common share data for the year ended January 3, 2021 for Teledyne and December 31, 2020 for FLIR
Earnings per share—basic	$10.95		$8.16		$1.61	$0.59
Earnings per share—diluted	$10.62		$7.95		$1.60	$0.57
Cash dividends declared per common share	N/A	(3)	N/A	(3)	$0.68	N/A	(3)
Book value per common share(2)	$87.37		$147.06		$14.36	$10.56

(1)	The FLIR unaudited pro forma equivalent data was calculated by multiplying the unaudited pro forma combined data for Teledyne Common Stock by the exchange ratio of 0.0718.
(2)	Amounts calculated by dividing the total shareholders’ equity by the applicable common stock outstanding as of December 31, 2020 for FLIR and January 3, 2021 for Teledyne.
(3)

Teledyne does not issue cash dividends. Pro forma combined dividends per share is not presented, as the dividend per share for the combined company will be determined by the board of directors of the combined company following the completion of the Mergers.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth the closing price per share of Teledyne Common Stock and FLIR Common Stock as reported on the NYSE and NASDAQ, respectively, on December 31, 2020, the last trading day prior to public announcement of the Mergers by Teledyne and FLIR on January 4, 2021, and on April 9, 2021, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus for which this information was available. The table also shows the implied value of the merger consideration for each share of FLIR Common Stock as of the same dates. This implied value was calculated by multiplying the 5-day average volume-weighted average price of a share of Teledyne Common Stock on the relevant date by the number of shares of Teledyne Common Stock to be issued in exchange for each share of FLIR Common Stock (0.0718 shares of Teledyne Common Stock for each share of FLIR Common Stock) and then adding the amount of cash to be paid in exchange for each share of FLIR Common Stock ($28.00).

	FLIR Common Stock	Teledyne Common Stock	Implied Per Share Value of Merger Consideration
December 31, 2020	$43.83	$391.98	$56.00
April 9, 2021	$57.73	$419.72	$58.14

The market prices of shares of Teledyne Common Stock and FLIR Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date the Mergers are completed. No assurance can be given concerning the market prices of shares of Teledyne Common Stock and shares of FLIR Common Stock before completion of the Mergers or concerning the market price of shares of Teledyne Common Stock after completion of the Mergers. The aggregate proportion of the merger consideration payable in Teledyne Common Stock is fixed and will not be adjusted for changes in the stock prices of either company’s shares before the Mergers are completed. As a result, any changes in the market price of Teledyne Common Stock will have a corresponding effect on the market value of the merger consideration.

Dividends

Teledyne does not currently pay dividends. Instead, Teledyne intends to use future earnings to fund the development and growth of its business, including through potential acquisitions. It also may deploy cash to fund share repurchases. Therefore, it does not anticipate paying any cash dividends in the foreseeable future. Subject to the limitations set forth in the Merger Agreement, any future dividends by Teledyne will be made at the discretion of the Teledyne Board.

Holders of FLIR Common Stock are entitled to receive dividends when they are declared by the FLIR Board. Payment of dividends has depended on many factors, including FLIR’s financial condition, earnings and other factors the FLIR Board deems relevant. FLIR last paid a quarterly dividend on March 19, 2021 of $0.17 per share of FLIR Common Stock. The Merger Agreement permits FLIR, in the discretion of the FLIR Board, to declare and pay up to two quarterly cash dividends on FLIR Common Stock consistent with past practice, but in each case in an amount not to exceed $0.17 per share of FLIR Common Stock.

After completion of the Mergers, any former FLIR stockholder who holds Teledyne Common Stock into which shares of FLIR Common Stock have been converted in connection with the Mergers will receive dividends as declared and paid on Teledyne Common Stock, should there be any. However, no dividend or other distribution having a record date after completion of the Mergers will actually be paid with respect to any shares of Teledyne Common Stock into which shares of FLIR Common Stock have been converted in connection with the Mergers until the certificates formerly representing shares of FLIR Common Stock have been surrendered (or the book-entry shares formerly representing shares of FLIR Common Stock have been transferred), at which time any accrued dividends and other distributions on those shares of Teledyne Common Stock with a payment date prior to such date will be paid without interest.

There can be no assurance that any future dividends will be declared or paid by Teledyne or FLIR or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 44 of this joint proxy statement/prospectus, the following risk factors should be considered carefully before deciding how to vote. You should also read and consider the risk factors associated with each of the businesses of Teledyne and FLIR because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each of Teledyne’s and FLIR’s Annual Reports on Form 10-K for the fiscal year ended January 3, 2021 and the fiscal year ended December 31, 2020, respectively, filed with the SEC on February 26, 2021 and February 25, 2021, respectively, and in Teledyne’s and FLIR’s subsequent filings with the SEC, in each case, which are incorporated by reference into this joint proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

Risks Related to the Mergers

The merger consideration is fixed and will not be adjusted. Because the market price of Teledyne Common Stock may fluctuate, FLIR stockholders cannot be sure of the market value of the stock consideration they will receive in exchange for their shares of FLIR Common Stock in connection with the Mergers.

Pursuant to the Merger Agreement, at the Effective Time, each share of FLIR Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned or held by (x) Teledyne or any of its subsidiaries, (y) in treasury or otherwise by FLIR or any of its subsidiaries and (z) any person who is entitled to demand and properly demands appraisal of such shares under Delaware law) will automatically convert into the right to receive (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne Common Stock. The aggregate proportion of the merger consideration payable in Teledyne Common Stock is fixed and will not be adjusted for changes in the stock prices of either Teledyne Common Stock or FLIR Common Stock before the Mergers are completed. Accordingly, the market value of the stock consideration that FLIR stockholders will receive will vary based on fluctuations in the price of Teledyne Common Stock until the time the Mergers are completed.

The market prices of shares of Teledyne Common Stock and FLIR Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date the Mergers are completed. Share price changes may result from numerous factors, including changes in the respective business operations and prospects of Teledyne and FLIR, changes in general market and economic conditions and regulatory considerations. Many of these factors are beyond the control of Teledyne or FLIR. No assurance can be given concerning the market prices of shares of Teledyne Common Stock and shares of FLIR Common Stock before completion of the Mergers. For additional information regarding the value of the implied merger consideration and the impact of the changes in the market prices of Teledyne Common Stock and FLIR Common Stock see, “Comparative Per Share Market Price and Dividend Information—Market Prices” beginning on page 30 of this joint proxy statement/prospectus.

Neither party has a right to terminate the Merger Agreement based solely upon changes in the market price of Teledyne Common Stock.

Completion of the Mergers is subject to a number of conditions, some of which are outside of the parties’ control, and if any of these conditions are not satisfied or waived, the Mergers will not be completed.

The Merger Agreement contains a number of conditions that must be satisfied (or waived) before the parties are required to consummate the Mergers. Those conditions include, among other conditions:

•	the approval by FLIR’s stockholders of the FLIR Merger Proposal;

•	the approval by Teledyne’s stockholders of the Teledyne Share Issuance Proposal;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Teledyne Common Stock to be issued to FLIR stockholders in the First Merger;

•

the receipt of certain regulatory approvals, including the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act and under the antitrust laws of certain non-U.S. jurisdictions;

•	the absence of any temporary restraining orders, injunctions or other legal restraints that have the effect of preventing or making illegal the consummation of the Mergers;

•	the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•	subject to certain materiality exceptions, the accuracy of the representations and warranties of the parties;

•	compliance by the parties in all material respects with their respective covenants under the Merger Agreement;

•	the absence of a material adverse effect on either party since the date of the Merger Agreement; and

•

the receipt by FLIR of a tax opinion substantially to the effect that for United States federal income tax purposes the Mergers, taken together, will qualify as a “tax free reorganization” under Section 368(a) of the Code.

The required satisfaction or waiver of the foregoing conditions could delay the completion of the Mergers for a significant period of time or prevent it from occurring at all. Any delay in completing the Mergers could cause the parties not to realize some or all of the benefits that the parties expect to achieve following the completion of the Mergers. There can be no assurance that the conditions to the closing of the Mergers will be satisfied or waived or that the Mergers will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Mergers, see “The Merger Agreement—Conditions to Completion of the Mergers” on page 120 of this joint proxy statement/prospectus.

In order to complete the Mergers, Teledyne and FLIR must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, the closing of the Mergers may be jeopardized or the anticipated benefits of the Mergers may be reduced.

The closing of the Mergers is conditioned upon the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act and the receipt of other clearances, authorizations, consents or approvals required under certain other domestic and foreign laws. The parties’ HSR notifications were filed with the FTC and the DOJ on January 29, 2021, and termination of the waiting period under the HSR Act occurred on March 1, 2021. Although Teledyne and FLIR have agreed in the Merger Agreement to use their reasonable best efforts, subject to certain limitations, to make certain other governmental filings or obtain the required governmental clearances and authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant clearances and authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations. Whether and when required governmental authorizations are granted could be affected by (i) adverse developments in Teledyne’s or FLIR’s regulatory standing or any other factors considered by regulators in granting such approvals; (ii) governmental, political or community group inquiries, investigations or opposition; or (iii) changes in legislation or the political environment generally. As a condition to authorization of the Mergers, governmental authorities may impose requirements, limitations or costs or place restrictions on the conduct of Teledyne’s business after completion of the Mergers. Such conditions, terms, obligations or restrictions may have the effect of delaying or preventing the closing of the Mergers or imposing additional material costs on or materially limiting the revenues of the combined company following the Mergers, or otherwise adversely affecting Teledyne’s businesses and results of operations after completion of the Mergers. In addition, these terms, obligations or restrictions may result in the delay or abandonment of the Mergers.

Teledyne’s and FLIR’s existing business relationships with third parties may be disrupted due to uncertainty associated with the Mergers, which could have an adverse effect on the results of operations, cash flows and financial position of Teledyne and FLIR.

Parties with which either Teledyne or FLIR do business may experience uncertainty associated with the Mergers, including relating to current or future business relationships with Teledyne, FLIR or the combined business. Teledyne’s and FLIR’s existing business relationships may be disrupted as parties with which Teledyne or FLIR do business may attempt to negotiate changes in existing business relationships or instead consider entering into business relationships with parties other than Teledyne, FLIR or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on Teledyne’s ability to realize the anticipated benefits of the Mergers. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Mergers or termination of the Merger Agreement.

Certain executive officers and directors of FLIR and Teledyne may have interests in the Mergers that might differ from your interests as a stockholder of FLIR or as a stockholder of Teledyne, as applicable.

In considering the recommendation of the FLIR Board to vote for the FLIR Merger Proposal, FLIR stockholders should be aware that the non-employee directors and executive officers of FLIR have certain interests in the Mergers that may be different from or in addition to the interests of FLIR stockholders generally. These interests include, among others, the accelerated vesting of outstanding equity awards pursuant to the Merger Agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The FLIR Board was aware of and considered those interests, among other matters, when evaluating and negotiating the Merger Agreement and approving the Merger Agreement, and in making its recommendation that the stockholders approve the FLIR Merger Proposal. Additionally, one director on the FLIR Board, Michael T. Smith, also serves on the Teledyne Board and it is expected that Mr. Smith will continue to serve on the Teledyne Board after the consummation of the Mergers.

For more information, see “Interests of FLIR’s Directors and Executive Officers in the Mergers” beginning on page 152 and “Interests of Teledyne’s Directors and Executive Officers in the Mergers” beginning on page 151 of this joint proxy statement/prospectus.

Failure to complete the Mergers could negatively impact the stock price and the future business and financial results of each of Teledyne and FLIR.

If the Mergers are not completed for any reason, the ongoing businesses of Teledyne and FLIR may be adversely affected, and without realizing any benefits of having completed the Mergers, Teledyne and FLIR would be subject to a number of risks, including the following:

•	Teledyne and FLIR may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	Teledyne and FLIR may experience negative reactions from their employees;

•

Teledyne and FLIR may experience adverse impacts on their relationships with customers, vendors and industry contracts which could adversely affect their respective results of operations and financial condition;

•	Teledyne and FLIR will be required to pay certain costs relating to the Mergers, whether or not the Mergers are completed;

•

Teledyne and FLIR may have expended substantial commitments of time and resources on matters relating to the Mergers (including integration planning), which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Teledyne or FLIR as an independent company; and

•	in certain circumstances, Teledyne or FLIR may be required to pay a termination fee of $250 million to the other party.

In addition to the above risks, if the Merger Agreement is terminated and either party’s board of directors instead seeks an alternative transaction, such party’s stockholders cannot be certain that such party will be able to find another party willing to engage in a transaction on more attractive terms than those contemplated by the Merger Agreement.

If the Mergers are not completed, these risks may materialize and may adversely affect Teledyne’s and/or FLIR’s businesses, financial condition, results of operations and stock prices.

The Merger Agreement subjects Teledyne and FLIR to restrictions on their respective business activities during the period while the Mergers are pending.

The Merger Agreement contains restrictions on the ability of Teledyne and FLIR to take certain actions and generally obligates each of Teledyne and FLIR to conduct its business and the business of its subsidiaries in all material respects in the ordinary course during the period of time while the Mergers are pending absent the prior written consent of the other party. These restrictions could prevent Teledyne and FLIR from pursuing certain business opportunities that arise prior to the consummation of the Mergers or termination of the Merger Agreement and are outside the ordinary course of business. If Teledyne or FLIR is unable to take actions it believes are beneficial, such restrictions could have an adverse effect on Teledyne’s or FLIR’s, as applicable, business, financial condition and results of operations. See “The Merger Agreement—Conduct of Business Pending the Mergers” beginning on page 129 of this joint proxy statement/prospectus.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of FLIR from making a favorable proposal and, in specified circumstances, could require FLIR to make a termination payment to Teledyne.

Pursuant to the Merger Agreement, FLIR has agreed, among other things, not to (i) solicit proposals relating to certain alternative acquisition transactions, (ii) engage in discussions or negotiations with respect to certain alternative transaction proposals or provide information in response to proposals relating to certain alternative acquisition transactions, (iii) make any statements or recommendations in support of certain alternative acquisition transaction proposals or (iv) approve or enter into any agreements providing for any such alternative acquisition transactions, in each case subject to certain exceptions to permit members of the FLIR Board to comply with their duties as directors under applicable law. Notwithstanding these “no-shop” restrictions, prior to obtaining FLIR stockholder approval of the FLIR Merger Proposal, under certain specified circumstances the FLIR Board may change its recommendation to stockholders and FLIR may also terminate the Merger Agreement to accept a superior acquisition proposal upon payment of a $250 million termination fee to Teledyne. See “The Merger Agreement—FLIR Change in Recommendation; Termination for Superior Proposal” beginning on page 125 and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 137 of this joint proxy statement/prospectus.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FLIR from considering or proposing such an acquisition or might result in a potential competing acquirer proposing to pay a lower value than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Merger Agreement.

The shares of Teledyne Common Stock to be received by FLIR stockholders upon completion of the Mergers will have different rights from shares of FLIR Common Stock.

FLIR stockholders, whose rights are currently governed by FLIR’s certificate of incorporation, FLIR’s bylaws, and Delaware law, will upon completion of the Mergers become stockholders of Teledyne and as such, their rights will be governed by the Teledyne Certificate of Incorporation and the Teledyne Bylaws, although they will continue to be governed by Delaware law. As a result, FLIR stockholders will have different rights than they currently have as FLIR stockholders, which may be less favorable than their current rights. These differences are described in detail in “Comparison of Stockholder Rights” beginning on page 173 of this joint proxy statement/prospectus.

After the Mergers, FLIR stockholders and Teledyne stockholders will have lower ownership and voting interests in Teledyne than they currently have in FLIR and Teledyne, respectively, and will exercise less influence over management.

Based on the number of shares of FLIR Common Stock and the FLIR equity awards outstanding as of March 2, 2021, Teledyne estimates that it will issue approximately 9.7 million shares of Teledyne Common Stock pursuant to the Merger Agreement. The actual number of shares of Teledyne Common Stock to be issued and reserved for issuance in connection with the Mergers will be determined at completion of the Mergers based on the terms of the Merger Agreement and the number of shares of FLIR Common Stock outstanding at that time. Based on the number of shares of Teledyne Common Stock and FLIR Common Stock outstanding as of February 23, 2021 current Teledyne stockholders are expected to own approximately 79.2% of Teledyne Common Stock outstanding immediately following the Mergers, and current FLIR stockholders are expected to own approximately 20.8% of Teledyne Common Stock outstanding immediately following the Mergers, each on a fully diluted basis (without giving effect to any shares of Teledyne Common Stock that may be held by FLIR stockholders prior to the Mergers). Consequently, current FLIR stockholders and current Teledyne stockholders will have less influence over the management and policies of Teledyne after the Mergers than they currently have over the management and policies of FLIR and Teledyne, respectively.

Litigation challenging the Mergers may increase costs and prevent the Mergers from being completed within the expected timeframe, or from being completed at all.

Teledyne, FLIR and members of the FLIR Board are parties to various claims and litigation related to the Merger Agreement and the Mergers. Among other remedies, the plaintiffs in such matters are seeking to enjoin the Mergers. One of the conditions to completion of the Mergers is the absence of any judgment, order or injunction that has the effect of prohibiting completion of the Mergers. Accordingly, if a plaintiff is successful in obtaining an order enjoining completion of the Mergers, then such order may prevent the Mergers from being completed, or from being completed within the expected time frame. Moreover, litigation could be time consuming and expensive, could divert the attention of Teledyne’s and FLIR’s management away from their regular businesses, and, if adversely resolved against either Teledyne or FLIR or their respective directors, could have a material adverse effect on Teledyne’s and FLIR’s respective financial condition.

Teledyne and FLIR will incur significant transaction costs in connection with the Mergers.

Teledyne and FLIR expect to incur a number of non-recurring costs associated with the Mergers and combining the operations of the two companies. The significant, non-recurring costs associated with the Mergers include, among others, fees and expenses of financial, legal and other advisors and representatives, filing fees due in connection with filings required by governmental agencies and filing fees and printing and mailing costs for this joint proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Mergers are completed, including a portion of the fees and expenses of financial advisors, legal advisors and other advisors and representatives and filing fees for this joint proxy statement/prospectus. Teledyne also will incur significant transaction fees and costs related to its debt financing and in connection with its formulating and implementing integration plans with respect to the two companies. Teledyne continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Mergers and the integration of the two companies’ businesses. Although Teledyne expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Teledyne to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Unplanned future events and conditions could reduce or delay the accretion to earnings that is currently projected by Teledyne in connection with the Mergers.

While no assurances can be given as to future financial performance, Teledyne currently believes that the acquisition of FLIR will be immediately accretive to earnings, excluding transaction costs and intangible asset amortization. This expectation is based on preliminary estimates, which may materially change. Furthermore, unplanned future events and conditions could reduce or delay the accretion that is currently projected or result in the Mergers being dilutive to Teledyne’s earnings per share, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the Mergers. Any dilution of, reduction in or delay of any accretion to, Teledyne’s earnings per share could cause the price of shares of Teledyne Common Stock to decline or grow at a reduced rate.

Each of Teledyne and FLIR are required, under certain circumstances, to pay a termination fee, which, if paid, may materially and adversely affect such party’s financial results.

Teledyne may be required, under certain circumstances in connection with a termination of the Merger Agreement, to pay FLIR a termination fee of $250 million, which could materially and adversely affect Teledyne’s financial condition and results of operations. Additionally, FLIR may be required, under certain circumstances in connection with a termination of the Merger Agreement, to pay Teledyne a termination fee of $250 million, which may materially and adversely affect FLIR’s financial results.

The COVID-19 pandemic may delay or prevent the completion of the Mergers.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak as a global health emergency. On March 11, 2020, the World Health Organization raised the COVID-19 outbreak to “pandemic” status. Given the ongoing and dynamic nature of the COVID-19 pandemic, it is difficult to predict the impact of that crisis on the businesses of Teledyne and FLIR, and there is no guarantee that efforts by Teledyne or FLIR to address the adverse impact of the COVID-19 pandemic will be effective. If either Teledyne or FLIR is unable to recover from a business disruption on a timely basis, Teledyne’s business and financial condition and results of operations following the completion of the Mergers could be adversely affected. The Mergers may also be delayed or adversely affected by the COVID-19 pandemic, or become more costly due to Teledyne policies, FLIR policies or government policies and actions to protect the health and safety of individuals, or government policies or actions to maintain the functioning of national or global economies and markets could delay or prevent the completion of the Mergers. Teledyne or FLIR may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition or results of operations.

If the Mergers do not qualify as a tax-free reorganization, there may be adverse tax consequences.

The Mergers are intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the Mergers is conditioned on the receipt by FLIR of an opinion of counsel to the effect that the Mergers will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, this legal opinion will not be binding on the Internal Revenue Service (the “IRS”) or on the courts. If, for any reason, the Mergers were to fail to qualify as a tax-free reorganization, then a U.S. holder of FLIR Common Stock generally would recognize gain or loss, as applicable, equal to the difference between the sum of the amount of cash and the fair market value of Teledyne Common Stock received by the U.S. holder in the exchange and the U.S. holder’s tax basis in its shares of FLIR Common Stock surrendered.

Risks Related to the Combined Company Following the Mergers

Different factors may affect the market price of Teledyne Common Stock after the Mergers than those that currently affect the market price of FLIR Common Stock.

Upon completion of the Mergers, holders of shares of FLIR Common Stock will become holders of shares of Teledyne Common Stock. Teledyne’s business differs from that of FLIR’s in important respects, and, accordingly, the results of operations of Teledyne after the Mergers, as well as the market price of Teledyne Common Stock, may be affected by factors different from those currently affecting the results of operations of FLIR and the market price of FLIR Common Stock. For a discussion of the respective businesses of Teledyne and FLIR and certain factors to consider in connection with those businesses, see “The Companies” beginning on page 46 of this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and referred to in “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

After completion of the Mergers, Teledyne may fail to realize the anticipated benefits and cost savings of the Mergers, which could adversely affect the value of Teledyne Common Stock.

The success of the Mergers will depend, in significant part, on Teledyne’s ability to realize the anticipated benefits and cost savings from combining the businesses of Teledyne and FLIR. This success will depend largely on Teledyne’s ability to successfully integrate the business of FLIR. If Teledyne is not able to successfully integrate FLIR’s business within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Mergers may not be realized fully, or at all, or may take longer to realize than expected, the combined business may not perform as expected and the value of the Teledyne Common Stock may be adversely affected.

Teledyne and FLIR have operated and, until completion of the Mergers, will continue to operate independently, and there can be no assurances that their businesses can be integrated successfully. Teledyne and FLIR will be required to devote significant management attention and resources to integrating their business practices and operations. It is possible that the integration process could result in the loss of key Teledyne or FLIR employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, unexpected integration issues or liabilities, higher than expected integration costs, and an overall post-completion integration process that takes longer than originally anticipated. The difficulties of combining the operations of the companies include, among others:

•	experiencing unforeseen expenses or delays associated with the integration;

•	combining certain of the companies’ operations, financial, reporting and corporate functions;

•	integrating the companies’ technologies;

•	integrating FLIR’s suite of imaging sensor products with Teledyne’s product offerings;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers and suppliers;

•	addressing possible differences in corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	moving certain businesses and positions to different locations;

•	coordinating geographically separate organizations; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of either company’s or both companies’ management and resources may be focused on the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company. If Teledyne does not successfully manage these issues and the other challenges inherent in integrating businesses of the size and complexity of Teledyne and FLIR, then Teledyne may not achieve the anticipated benefits of the Mergers on a timely basis or at all and Teledyne’s revenue, expenses, operating results and financial condition could be materially and adversely affected.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations and financial position of the combined company after the Mergers may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are based on the historical financial statements of Teledyne and FLIR after giving effect to the Mergers and the assumptions and adjustments as discussed in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160 of this joint proxy statement/prospectus.

Such pro forma condensed combined financial statements are subject to numerous risks and uncertainties, rely on a number of assumptions and are not a guarantee of future performance. The assumptions used in preparing the pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the proposed transactions contemplated by the Merger Agreement. The results indicated in the unaudited pro forma condensed combined financial information may not be realized and future financial results may materially vary from the unaudited pro forma condensed combined financial statements. See the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160 of this joint proxy statement/prospectus.

The future results of the combined company may be adversely impacted if Teledyne does not effectively manage its expanded operations following completion of the Mergers.

Following completion of the Mergers, the size of the combined company’s business will be significantly larger than the current size of either Teledyne’s or FLIR’s respective businesses. Teledyne’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage a combined business with significantly larger size and scope with the associated increased costs and complexity. Teledyne’s management may not be successful and Teledyne may not realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Mergers.

Teledyne and FLIR may have difficulty retaining, motivating, and attracting executives and other employees in light of the Mergers, including those experienced with post-acquisition integration, and failure to do so could seriously harm the combined company.

The success of the combined company following the Mergers largely depends on the skills, experience and continued efforts of executive officers and employees of each of Teledyne and FLIR. As a result, to be successful, Teledyne must retain and motivate executives and other employees and keep them focused on the strategies and goals of the combined company. However, uncertainty about the effect of the Mergers on Teledyne and FLIR employees may impair Teledyne’s and FLIR’s ability to retain, motivate and attract personnel prior to and following the Mergers. Employee retention may be particularly challenging during the period while the Mergers are pending, as employees of Teledyne and FLIR may experience uncertainty about their future roles with the combined business. If employees of Teledyne or FLIR depart, the integration of the companies may be more difficult and the combined business following the Mergers may be harmed. Furthermore, Teledyne may incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Teledyne or FLIR, and Teledyne’s ability to realize the anticipated benefits of the Mergers may be adversely affected. In addition, there could otherwise be disruptions to or distractions for the workforce and management associated with integrating employees into Teledyne.

The effects of the COVID-19 pandemic could adversely affect the business, results of operations and financial condition of Teledyne, FLIR and the combined company following the completion of the Mergers.

The transmission of COVID-19 and efforts to contain its spread have resulted in significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, quarantines and related government actions and policies, as well as general concern and uncertainty that has negatively affected the U.S. and global economy and financial environments. The ultimate impact of the COVID-19 pandemic on the business, results of operations and financial condition of Teledyne, FLIR or the combined company is uncertain and difficult to predict, but the COVID-19 pandemic could cause sudden, significant disruptions in their respective business operations, including the following:

•

Teledyne and FLIR have experienced, and the combined company may experience, disruptions in the supply chain from the actions of governments or businesses intended to contain or slow the spread of the virus, such as closing factories or other operations that produce components necessary for the products of Teledyne, FLIR and the combined company, quarantining individuals around major commercial hubs, and/or restricting the transportation of goods and services;

•

Each of Teledyne, FLIR and the combined company may experience significant workplace disruptions as a result of employees in their respective production facilities becoming sick or being quarantined as a result of exposure to COVID-19;

•

Delays in inspection, acceptance and payment by the customers of Teledyne, FLIR or the combined company, or delays in governmental or international orders, could affect sales and cash flows of Teledyne, FLIR or the combined company;

•

Pursuant to government closure orders intended to contain or slow the spread of the virus, FLIR has been required to close certain of its facilities that perform work that is deemed non-essential. One or more additional facilities could become subject to similar orders, which could further disrupt the operations of FLIR or the combined company if the work performed at such facilities cannot be conducted remotely; or

•

Deterioration of worldwide credit and financial markets could adversely affect the ability of Teledyne, FLIR or the combined company to obtain financing on favorable terms and continue to meet their respective liquidity needs.

In addition, across the globe, the response to the pandemic generally has involved a dramatic, rapid reduction in social and economic activity, which has led to a global recession which could be protracted. Accordingly, the global economic downturn caused by the pandemic could significantly reduce demand for certain products and services of Teledyne, FLIR or the combined company, particularly those with industrial or consumer applications. Teledyne and FLIR continue to monitor the rapidly evolving situation related to COVID-19. The effects described above, alone or taken together, could have a material adverse effect on the business, results of operations, legal exposure, or financial condition of Teledyne, FLIR or the combined company.

The market price of Teledyne Common Stock may decline as a result of the Mergers.

The market price of Teledyne Common Stock may decline as a result of the Mergers if the combined company does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts, or if the effect of the Mergers on the combined company’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Mergers, FLIR stockholders and Teledyne stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current FLIR stockholders and Teledyne stockholders may not wish to continue to invest in Teledyne, or for other reasons may wish to dispose of some or all of their shares of Teledyne Common Stock. If, following the Effective Time, significant amounts of Teledyne Common Stock are sold, the price of Teledyne Common Stock could decline.

Teledyne does not currently pay dividends and, following the Mergers, the combined company is not expected to pay dividends.

Teledyne does not currently pay dividends and currently does not intend to pay dividends following the Mergers. Teledyne anticipates retaining any future earnings to fund the development and growth of its business, including through potential acquisitions. Teledyne also intends to use cash to service and repay indebtedness, including indebtedness Teledyne will incur to finance the Mergers, and to fund share repurchases. Any future decision to pay any dividends will be made at the discretion of the Teledyne Board. Stockholders of the combined company will have no contractual or other legal right to dividends that have not been declared by the Teledyne Board.

The incurrence by Teledyne of substantial indebtedness in connection with the financing of the Mergers along with the planned assumption of FLIR’s existing senior notes may have an adverse impact on Teledyne’s liquidity, limit Teledyne’s flexibility in responding to other business opportunities and increase Teledyne’s vulnerability to adverse economic and industry conditions.

Teledyne expects to incur a significant amount of indebtedness in connection with the financing of the Mergers, which Teledyne expects will be funded using borrowings along with cash on hand. Teledyne may also incur additional indebtedness through the planned assumption of FLIR’s existing senior notes. The use of indebtedness to finance the Mergers will reduce Teledyne’s liquidity and could cause Teledyne to place more reliance on cash generated from operations to pay principal and interest on Teledyne’s debt, thereby reducing the availability of Teledyne’s cash flow for working capital, dividend and capital expenditure needs or to pursue other potential strategic plans. Teledyne expects that the agreements it will enter into with respect to the indebtedness it will incur to finance the Mergers or in connection with the planned assumption of FLIR’s existing senior notes will contain negative covenants, that, subject to certain exceptions, will include limitations on indebtedness, liens, dispositions, investments and mergers and other fundamental changes. Teledyne’s ability to comply with these negative covenants can be affected by events beyond its control. The indebtedness and these negative covenants will also have the effect, among other things, of limiting Teledyne’s ability to obtain additional financing, if needed, limiting its flexibility in the conduct of its business and making Teledyne more vulnerable to economic downturns and adverse competitive and industry conditions. In addition, a breach of the negative covenants could result in an event of default with respect to the indebtedness, which, if not cured or waived, could result in the indebtedness becoming immediately due and payable and could have a material adverse effect on Teledyne’s business, financial condition or operating results.

Following completion of the Mergers, the credit rating of the combined company could be downgraded and/or the combined company may fail to obtain an investment grade rating, which may increase borrowing costs or trigger an obligation to make an offer to purchase FLIR’s $500 million senior notes.

By reason of the debt incurred to finance the cash portion of the consideration for the Mergers, the combined company will have a considerably higher level of indebtedness than Teledyne and FLIR currently have in the aggregate, and there can be no assurance that the credit ratings of the existing Teledyne debt or the existing FLIR debt will not be subject to a downgrade below investment grade. If a ratings downgrade were to occur or if the combined company fails to obtain an investment grade rating, the combined company could experience higher borrowing costs in the future and more restrictive debt covenants, which would reduce profitability and diminish operational flexibility. Specifically, in the event that FLIR’s existing senior notes are downgraded below investment grade as a result of the Mergers, the terms of these notes will require the combined company to commence a change of control offer after the closing of the Mergers.

Because of higher debt levels, Teledyne may not be able to service its debt obligations in accordance with their terms after the completion of the Mergers.

Teledyne’s ability to meet its expense and debt service obligations contained in the agreements Teledyne expects to enter into with respect to the indebtedness Teledyne will incur to finance the Mergers will depend on Teledyne’s available cash and its future performance, which will be affected by financial, business, economic and other factors, including potential changes in laws or regulations, industry conditions, industry supply and demand balance, customer preferences, the success of Teledyne’s products and pressure from competitors. If Teledyne is unable to meet its debt service obligations after the Mergers or should Teledyne fail to comply with its financial and other negative covenants contained in the agreements governing its indebtedness, Teledyne may be required to refinance all or part of its debt, sell important strategic assets at unfavorable prices, incur additional indebtedness or issue common stock or other equity securities. Teledyne may not be able to, at any given time, refinance its debt, sell assets, incur additional indebtedness or issue equity securities on terms acceptable to Teledyne, in amounts sufficient to meet Teledyne’s needs. If Teledyne is able to raise additional funds through the issuance of equity securities, such issuance would also result in dilution to Teledyne stockholders. Teledyne’s inability to service its debt obligations or refinance its debt could have a material and adverse effect on its business, financial condition or operating results after the Mergers. In addition, Teledyne’s debt obligations may limit its ability to make required investments in capacity, technology or other areas of its business, which could have a material adverse effect on its business, financial condition or operating results.

The Teledyne Bylaws, and therefore the combined company, designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain lawsuits between Teledyne and its stockholders, which could limit stockholders’ ability to obtain a judicial forum that it finds favorable for such lawsuits and make it more costly for stockholders to bring such lawsuits, which may have the effect of discouraging such lawsuits.

The Teledyne Bylaws provide that, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Teledyne, (ii) action asserting a claim of breach of a fiduciary duty owed by any of Teledyne’s directors, officers, employees or agents to Teledyne or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, the Teledyne Certificate of Incorporation or the Teledyne Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Teledyne Certificate of Incorporation or the Teledyne Bylaws or (v) action asserting a claim governed by the internal affairs doctrine. The Teledyne Bylaws also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of Teledyne’s capital stock will be deemed to have notice of and consented to this forum selection provision.

However, this forum selection provision is not intended to apply to any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, the forum selection provision in the Teledyne Bylaws will not relieve Teledyne of its duties to comply with the federal securities laws and the rules and regulations thereunder, and its stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Nevertheless, this forum selection provision in the Teledyne Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of Teledyne’s directors, officers and other employees, which may discourage lawsuits with respect to such claims, although Teledyne’s stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. In addition, stockholders who do bring a claim in the Court of Chancery in the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. While Teledyne believes the risk of a court declining to enforce the forum selection provision contained in the Teledyne Bylaws is low, if a court were to find the provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm Teledyne’s business, operating results and financial condition.

Risks Relating to Teledyne

Teledyne is, and will continue to be, subject to the risks described in Part I, Item 1A, “Risk Factors” in Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021 filed with the SEC on February 26, 2021 and subsequent filings with the SEC, in each case, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

Risks Relating to FLIR

FLIR is, and the surviving entity after the Second Merger will continue to be, subject to many of the risks described in Part I, Item 1A, “Risk Factors” in FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on February 25, 2021 and subsequent filings with the SEC, in each case, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including the information included or incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements that refer to expectations, projections, or other characterizations of future events or circumstances and are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “assume,” “intend,” “plan,” “forecast,” “explore,” “predict,” “project,” “view,” “will,” “may,” “might,” “aim,” “target,” “intend,” “can,” “could,” “should,” “continue,” “build,” “improve,” “growth,” “increase,” “probably,” “potential,” “strategy,” “seek,” “objective” or the negatives thereof and other similar expressions. These forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Mergers, including future financial and operating results and performance, statements about the plans, objectives, expectations and intentions of Teledyne, FLIR or the combined company with respect to future operations, products and services, financial projections and expected timing of completion of the Mergers.

These forward-looking statements, which reflect Teledyne’s and FLIR’s management’s beliefs, objectives and expectations as of the date of this joint proxy statement/prospectus, or in the case of any information included or incorporated by reference, as of the date of those documents, are based on forecasts of future results and estimates of amounts not yet determinable. Achievement of the expressed beliefs, objectives and expectations is subject to risks and uncertainties. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that could cause actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, forward-looking statements include, without limitation:

•	ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world;

•	the risk that the Mergers or other transactions contemplated by the Merger Agreement may not be consummated in the expected timeframe or at all;

•	changes in the value of Teledyne Common Stock and therefore, the value of the merger consideration prior to the consummation of the Merger;

•	the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the Merger Agreement;

•	the inability to retain, motivate and attract executives and other employees;

•	the disruption of the attention of Teledyne’s and FLIR’s management from ongoing business operations during the pendency of the Mergers;

•	uncertainties as to the timing of the consummation of the Mergers and the ability of Teledyne and FLIR to consummate the Mergers;

•

the satisfaction or waiver of conditions necessary to close the Mergers, including approval by Teledyne stockholders of the Teledyne Share Issuance Proposal and approval by the FLIR stockholders of the FLIR Merger Proposal;

•

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) on a timely basis or at all;

•	disruption to third-party business relationships resulting from uncertainty associated with the Mergers;

•

the possibility that failure to complete the Mergers could negatively impact the stock prices and future business and financial results of Teledyne and FLIR, including as a result of unexpected factors or events or the payment of termination fees;

•	restrictions on the respective business activities of Teledyne and FLIR while the Mergers are pending;

•	potential litigation challenging the Mergers that could be instituted against Teledyne, FLIR or their respective directors;

•	significant transaction and merger-related costs to be incurred by Teledyne and FLIR;

•	the possibility that currently expected earnings accretion from the Mergers will be reduced or delayed;

•	the ability of Teledyne to integrate FLIR’s business and realize the anticipated benefits and cost savings of the Mergers;

•

the expected financial performance of the combined company following the consummation of the Mergers, which may differ significantly from the unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus;

•	the failure to effectively manage the operations of the combined company following the Mergers;

•

the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; and

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement.

Additional factors that could cause Teledyne’s and FLIR’s results to differ materially from those described in the forward-looking statements can be found in Teledyne’s and FLIR’s filings with the SEC, including Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021 and FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

You are cautioned not to place undue reliance on Teledyne’s and FLIR’s forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any information included or incorporated by reference in this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the Mergers or other matters addressed in this joint proxy statement/prospectus and attributable to Teledyne or FLIR or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Teledyne and FLIR undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE COMPANIES

Teledyne Technologies Incorporated

Teledyne provides enabling technologies for industrial growth markets that require advanced technology and high reliability. These markets include aerospace and defense, factory automation, air and water quality environmental monitoring, electronics design and development, oceanographic research, deepwater oil and gas exploration and production, medical imaging and pharmaceutical research. Teledyne’s products include digital imaging sensors, cameras and systems within the visible, infrared and X-ray spectra, monitoring and control instrumentation for marine and environmental applications, harsh environment interconnects, electronic test and measurement equipment, aircraft information management systems, and defense electronics and satellite communication subsystems. Teledyne also supplies engineered systems for defense, space, environmental and energy applications. Teledyne differentiates itself from many of its direct competitors by having a customer and company-sponsored applied research center that augments its product development expertise.

Teledyne’s strategy continues to emphasize growth in its core markets of instrumentation, digital imaging, aerospace and defense electronics and engineered systems. Teledyne’s core markets are characterized by specialized products and services not likely to be commoditized. Teledyne intends to strengthen and expand its core businesses with targeted acquisitions and through product development. Teledyne continues to focus on balanced and disciplined capital deployment among capital expenditures, product development, acquisitions and share repurchases. Teledyne aggressively pursues operational excellence to continually improve its margins and earnings by emphasizing cost containment and cost reductions in all aspects of Teledyne’s business. At Teledyne, operational excellence includes the rapid integration of the businesses Teledyne acquires. Using complementary technology across its businesses and internal research and development, Teledyne seeks to create new products to grow its company and expand its addressable markets. Teledyne continues to evaluate its businesses to ensure that they are aligned with Teledyne’s strategy.

Teledyne, a Delaware corporation, spun off from Allegheny Technologies Incorporated as an independent public company on November 29, 1999. Teledyne Common Stock is traded on the NYSE under the symbol “TDY.” The principal executive offices of Teledyne are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360; its telephone number is (805) 373-4545; and its website is www.teledyne.com. The information contained in, or that can be accessed through, Teledyne’s website is not part of this joint proxy statement/prospectus or the documents incorporated by reference herein.

This joint proxy statement/prospectus incorporates important business and financial information about Teledyne from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

FLIR Systems, Inc.

FLIR is a world leader in developing technologies that enhance perception and awareness. FLIR designs, develops, markets, and distributes solutions that detect people, objects and substances that may not be perceived by human senses and improve the way people interact with the world around them. FLIR brings these innovative technologies into daily life in ways that help save lives and livelihoods. FLIR technologies include thermal imaging systems, visible-light imaging systems, locater systems, measurement and diagnostic systems, and advanced threat-detection solutions.

Founded in 1978, FLIR is a pioneer in advanced sensors and integrated sensor systems that enable the gathering, measurement, and analysis of critical information through a wide variety of applications in government, industrial and commercial markets worldwide. FLIR offers a broad range of infrared, also known as thermal, imaging solutions, with products that range from professional-use thermal camera smartphone accessories to highly advanced aircraft-mounted imaging systems for military and search and rescue applications, with products in between serving a multitude of markets, customers, and applications. As the cost of thermal imaging technology has decreased, FLIR’s opportunities to increase the adoption of thermal technology and create new markets for the technology have expanded. In order to better serve the customers in these markets, FLIR has augmented its thermal product offerings with complementary sensing technologies, such as visible imaging, radar, laser, sonar, chemical sensing, and environmental sensing technologies.

FLIR’s goal is both to enable its customers to benefit from the valuable information produced by advanced sensing technologies and to deliver sustained superior financial performance for FLIR stockholders. FLIR creates value for its customers by improving personal and public safety and security, providing advanced intelligence, surveillance, reconnaissance, and tactical defense capabilities, facilitating air, ground, and maritime-based situational awareness, detecting electrical, mechanical and building envelope problems, displaying process irregularities, detecting volatile organic gas emissions, and enhancing advanced driver-assistance systems and autonomous driving solutions, as well as a variety of other uses of thermal and other sensing technologies.

FLIR’s business model and range of solutions allow it to sell products to various end markets, including industrial, original equipment manufacturing, military, homeland security, enterprise, infrastructure, and environmental. FLIR sells off-the-shelf products and customized solutions in configurations to suit specific customer requirements in an efficient, timely, and affordable manner, and supports those customers with training and ongoing support and services. Centered on the design of products for low-cost manufacturing and high-volume distribution, FLIR’s commercial operating model has been developed over time and provides us with a unique ability to adapt to market changes and meet FLIR’s customers’ needs. Because FLIR aggregates product demand and production across these markets, FLIR can generate significant volume; this volume drives down cost, which then increases demand, enabling a virtuous cycle of lower prices and higher unit volumes. FLIR’s manufacturing and supply processes are vertically integrated, minimizing lead times, facilitating prompt delivery, controlling costs and ensuring that components satisfy FLIR’s high quality standards.

FLIR has evolved its product suite over time, expanding FLIR’s reach into markets that are adjacent to thermal imaging, with the intent of expanding the adoption and channel development for thermal imaging technology. Examples of this evolution include FLIR’s entrance into the visible-image security and surveillance market, the industrial machine vision market, and the traffic monitoring and signal control market. FLIR intends to maintain this evolution as FLIR continues to lower the cost of advanced sensing products. As the cost to own thermal technology continues to decline, the application of these sensors is expanding beyond imaging to areas such as data acquisition where thermal sensors can provide important data that can be used for a wide variety of applications.

FLIR believes that its brand is known for quality, innovation and trust and that customers are drawn to it for products and solutions that are effective, innovative, easy to use, and sold at competitive market prices. FLIR intends to: continue to reduce the cost of thermal technology through higher volumes and new product and process improvements; innovate new applications and form-factors for FLIR’s technology based on customer feedback; improve the customer experience through improved user-interface, ease-of-use, and software; increase customer loyalty and trust by providing world-class product warranties and support; and improve operational processes to realign resources to be nimble in response to customers’ needs and market trends.

FLIR Systems, Inc. was originally incorporated as an Oregon corporation, and was subsequently reincorporated as a Delaware corporation in 2020. FLIR Common Stock is traded on NASDAQ under the symbol “FLIR.” The principal executive offices of FLIR are located at 27700 SW Parkway Avenue, Wilsonville, Oregon 97070, and the telephone number at this location is (503) 498-3547. Information about FLIR is available on FLIR’s website at www.flir.com. The information contained in, or that can be accessed through, FLIR’s website is not part of this joint proxy statement/prospectus or the documents incorporated by reference herein.

Additional information about FLIR is included in documents incorporated by reference into this joint proxy statement/prospectus. For a list of documents that are incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

Firework Merger Sub I, Inc.

Merger Sub I is a wholly owned subsidiary of Teledyne. Merger Sub I was formed solely for the purpose of completing the Mergers. Merger Sub I has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers.

Merger Sub I was incorporated in the State of Delaware on December 30, 2020. The principal executive offices of Merger Sub I are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360, and its telephone number is (805) 373-4545.

Firework Merger Sub II, LLC

Merger Sub II is a wholly owned subsidiary of Teledyne. Merger Sub II was formed solely for the purpose of completing the Mergers. Merger Sub II has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers. At the Effective Time, it is expected that as the surviving company its name will be changed to “Teledyne FLIR, LLC.”

Merger Sub II was formed in the State of Delaware on December 30, 2020. The principal executive offices of Merger Sub II are located at 1049 Camino Dos Rios, Thousand Oaks, California 91360, and its telephone number is (805) 373-4545.

THE TELEDYNE SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Teledyne stockholders as part of a solicitation of proxies by the Teledyne Board for use at the Teledyne Special Meeting. This joint proxy statement/prospectus contains important information regarding the Teledyne Special Meeting, the proposals on which Teledyne stockholders are being asked to vote, considerations that Teledyne stockholders may find useful in determining how to vote and voting procedures.

Date, Time and Place	The Teledyne Special Meeting will be held on May 13, 2021, at 9:00 a.m. Pacific Time via a live interactive audio webcast on the Internet at www.meetingcenter.io/284418380.

Purpose of the Teledyne Special Meeting	The Teledyne Special Meeting will be held for the purpose of considering and voting on the following matters:

Teledyne Proposal No. 1—The Teledyne Share Issuance Proposal (Item 1 on the Teledyne proxy card). To approve the Share Issuance in connection with the transactions contemplated by the Merger Agreement.

Teledyne Proposal No. 2—The Teledyne Adjournment Proposal (Item 2 on the Teledyne proxy card). To approve one or more adjournments of the Teledyne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting.

The Teledyne Board recommends that Teledyne stockholders vote “FOR” each of the proposals presented at the Teledyne Special Meeting.

Who Can Vote at the Teledyne Special Meeting	The Teledyne Board has fixed the close of business on April 9, 2021 as the record date for the determination of stockholders entitled to notice of and to vote at the Teledyne Special Meeting.

Only Teledyne stockholders of record at the close of business on the Teledyne Record Date are entitled to receive notice of, attend and vote the shares of Teledyne Common Stock that they held on that date at the Teledyne Special Meeting or at any adjournment of the meeting.

At the close of business on the Teledyne Record Date, there were 37,063,413 shares of Teledyne Common Stock issued and entitled to vote, held by approximately 2,621 holders of record.

Attending and Voting at the Teledyne Special Meeting

Stockholders eligible to vote at the Teledyne Special Meeting, or their duly authorized proxies, may attend the Teledyne Special Meeting. Due to the public health impact from the COVID-19 pandemic and to protect the well-being of its stockholders, employees and other meeting participants, Teledyne will not hold an in-person special meeting. Instead, Teledyne will hold a virtual special meeting.

If you are a holder of record (i.e., you hold your shares in your own name as reflected in the records of Teledyne’s transfer agent, Computershare) at the close of business on the Teledyne Record Date, you can attend the meeting by accessing www.meetingcenter.io/284418380 and entering the 16-digit control number on the proxy card accompanying this joint proxy statement/prospectus. The meeting password is TDY2021.

If you are a beneficial holder of Teledyne Common Stock (i.e. you hold your shares in “street name” through an intermediary, such as a bank, broker or other nominee) at the close of business on the Teledyne Record Date, you must register in advance to virtually attend the Teledyne Special Meeting. To register, you must obtain a legal proxy, executed in your favor, from the holder of record and submit proof of your legal proxy reflecting the number of shares of Teledyne Common Stock you held as of the Teledyne Record Date, along with your name and email address, to Computershare. Please forward the email from your broker, or attach an image of your legal proxy to legalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. Eastern Time on May 6, 2021. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to www.meetingcenter.io/284418380 and enter your control number and the meeting password TDY2021.

Vote Required for the Proposals	Teledyne Proposal No. 1—The Teledyne Share Issuance Proposal (Item 1 on the Teledyne proxy card). Approval of the Teledyne Share Issuance Proposal requires the affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy.

Teledyne Proposal No. 2—The Teledyne Adjournment Proposal (Item 2 on the Teledyne proxy card). Approval of one or more adjournments of the Teledyne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting, requires the affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy.

Quorum Requirement

In order to transact business at the Teledyne Special Meeting, it is necessary to have a quorum of Teledyne stockholders entitled to vote as of the Teledyne Record Date. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of Teledyne Common Stock outstanding as of close of business on the Teledyne Record Date will constitute a quorum. Virtual attendance at the Teledyne Special Meeting constitutes presence in person for quorum purposes at the Teledyne Special Meeting. As of April 9, 2021, the Teledyne Record Date for the Teledyne Special Meeting, 37,063,413 shares of Teledyne Common Stock were outstanding. Both abstentions and broker non-votes will be included in the calculation of the number of shares considered present at the Teledyne Special Meeting for purposes of establishing a quorum. In the event that a quorum is not present at the Teledyne Special Meeting, Teledyne expects that the Teledyne Special Meeting will be adjourned to solicit additional proxies.

Shares Owned by Teledyne Directors and Executive Officers	At the close of business on April 9, 2021, the Teledyne Record Date for the Teledyne Special Meeting, directors and executive officers of Teledyne beneficially owned in the aggregate, approximately 1,182,999 issued and outstanding shares of Teledyne Common Stock, representing approximately 3.2% of the shares of Teledyne Common Stock outstanding on that date. The directors and executive officers of Teledyne have informed Teledyne that they intend to vote all of the shares of Teledyne Common Stock they are entitled to vote (i) “FOR” the Teledyne Share Issuance Proposal and (ii) “FOR” the Teledyne Adjournment Proposal.

Methods of Voting—Stockholders of Record	If you are a Teledyne stockholder entitled to vote at the Teledyne Special Meeting, you may vote by proxy over the Internet, by telephone or by mail or vote electronically at the Teledyne Special Meeting. All votes, other than votes made electronically at the Teledyne Special Meeting, must be received by 11:59 p.m. Eastern Time on May 12, 2021.

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card. By voting over the Internet or by telephone, you are authorizing the individuals named on the proxy card to vote your shares at the Teledyne Special Meeting in the manner you indicate.

Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Teledyne Special Meeting in the manner you indicate. The Teledyne Board encourages you to sign and return the proxy card even if you plan to attend the Teledyne Special Meeting so that your shares will be voted if you are ultimately unable to attend the Teledyne Special Meeting. If you receive more than one proxy card, it may be an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Electronically at the Teledyne Special Meeting. If your shares are registered directly in your name, you have the right to vote electronically at the Teledyne Special Meeting by following the instructions above under “—Attending and Voting at the Teledyne Special Meeting.” If you hold shares of Teledyne Common Stock in “street name” through a broker, bank or other nominee and you want to vote electronically at the Teledyne Special Meeting, you must register in advance to virtually attend the Teledyne Special Meeting by following the instructions above.

The Teledyne Board recommends that you vote by proxy in advance even if you plan to attend the meeting so that Teledyne will know as soon as possible that enough votes will be present for Teledyne to hold the meeting. If you are a stockholder of record and attend the meeting, you may vote electronically at the meeting.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a bank, broker or other nominee, then you are the beneficial owner of shares held in “street name,” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record entitled to vote at the Teledyne Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. If you, as a beneficial owner, want to attend and vote your shares at the Teledyne Special Meeting, you must register in advance as described above under “—Attending and Voting at the Teledyne Special Meeting.” Brokers do not have discretionary voting power with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes occur when a broker is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. All of the proposals at the Teledyne Special Meeting are considered non-routine matters. As a result, your broker cannot vote your shares without your specific instructions.

Abstentions	Abstentions, which occur when shares are voted “ABSTAIN” with respect to one or more proposals, will not be counted as votes cast on, and will have no effect on the outcome of, either the Teledyne Share Issuance Proposal (Teledyne Proposal No. 1) or the Teledyne Adjournment Proposal (Teledyne Proposal No. 2).

Failure to Submit a Proxy or Vote Electronically at the Special Meeting; Broker Non-Votes	Failure to submit a proxy or vote electronically at the Teledyne Special Meeting and broker non-votes, if any, will have no effect on the outcome of either the Teledyne Share Issuance Proposal (Teledyne Proposal No. 1) or the Teledyne Adjournment Proposal (Teledyne Proposal No. 2).

Failure to Provide Voting Instructions	Stockholders should specify their choice for each matter on the enclosed proxy card. If no specific instructions are given, proxies that are signed and returned will be voted (i) “FOR” the Teledyne Share Issuance Proposal and (ii) “FOR” the Teledyne Adjournment Proposal.

If you grant a proxy, the persons named as proxy holders on the enclosed proxy card will vote your shares on any additional matters properly presented for a vote at the meeting as recommended by the Teledyne Board or, if no recommendation is given, in their own discretion.

Revoking a Proxy	If you are a stockholder entitled to vote at the Teledyne Special Meeting, you may revoke your proxy at any time before the vote is taken at the Teledyne Special Meeting. To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m. Eastern Time on May 12, 2021;

•	sign and return another proxy card, which must be received by 11:59 p.m. Eastern Time on May 12, 2021;

•

provide written notice of the revocation to: Teledyne Technologies Incorporated, Attention: Melanie S. Cibik, Teledyne’s Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, 1049 Camino Does Rios, Thousand Oaks, California 91360, which must be received by 11:59 p.m. Eastern Time on May 12, 2021; or

•	attend the Teledyne Special Meeting and vote your shares electronically.

If you are the beneficial owner of shares held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies. If you hold shares in the Teledyne Technologies Incorporated 401(k) Plan, your voting instructions to the trustee of the Teledyne Technologies Incorporated 401(k) Plan must be received by 11:59 p.m. Eastern Time on May 10, 2021.

Solicitation of Proxies	The solicitation of proxies from Teledyne stockholders is made on behalf of the Teledyne Board. Teledyne and FLIR will equally share the costs and expenses of printing and mailing this joint proxy statement/prospectus. Teledyne has retained Georgeson LLC to assist in the solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or over the Internet. In addition to Georgeson LLC’s proxy solicitation fee of $15,000 plus reasonable out-of-pocket expenses for this service, Teledyne will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of Teledyne may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of Teledyne will not be paid any additional compensation for soliciting proxies.

TELEDYNE PROPOSAL NO. 1:

THE TELEDYNE SHARE ISSUANCE PROPOSAL

The issuance of shares of Teledyne Common Stock in connection with the transactions contemplated by the Merger Agreement and the Mergers is subject to approval by Teledyne stockholders as required by applicable rules of the NYSE. If the Teledyne Share Issuance Proposal is approved by Teledyne stockholders and the conditions to consummating the Mergers as set forth in the Merger Agreement are satisfied or waived, at the Effective Time, each issued and outstanding share of FLIR Common Stock will be converted into the right to receive (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne Common Stock. For a detailed discussion of the terms and conditions of the Mergers, see “The Mergers” beginning on page 64 of this joint proxy statement/prospectus.

Under NYSE listing rules, a company listed on the NYSE is required to obtain stockholder approval for an acquisition of another company if the potential issuance of the listed company’s common stock, other than a public offering for cash, may equal or exceed 20% of the voting power or the total shares outstanding on a pre-transaction basis. The aggregate number of shares of Teledyne Common Stock to be issued in the Merger is expected to be approximately 9.7 million (or approximately 26.3% of the shares of Teledyne Common Stock outstanding before such issuance) based on the number of shares of FLIR Common Stock, FLIR equity awards and Teledyne Common Stock outstanding as of March 1, 2021, the last practicable trading day before the date of this joint proxy statement/prospectus. For this reason, Teledyne must obtain the approval of Teledyne stockholders for the Teledyne Share Issuance Proposal. Teledyne is asking its stockholders to approve the Teledyne Share Issuance Proposal, which is required for the consummation of the Merger.

The affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy, is required for the approval of the Teledyne Share Issuance Proposal. Abstentions, failures to submit a proxy or vote electronically at the Teledyne Special Meeting and broker non-votes, if any, will not be counted as votes cast on, and will have no effect on the outcome of, the Teledyne Share Issuance Proposal.

The Teledyne Board recommends that Teledyne stockholders vote “FOR” the Teledyne Share Issuance Proposal.

TELEDYNE PROPOSAL NO. 2:

THE TELEDYNE ADJOURNMENT PROPOSAL

Teledyne is asking its stockholders to vote in favor of a proposal to approve one or more adjournments of the Teledyne Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Teledyne Share Issuance Proposal at the time of the Teledyne Special Meeting. If Teledyne stockholders approve the Teledyne Adjournment Proposal, Teledyne could adjourn the Teledyne Special Meeting, and any adjourned session of the Teledyne Special Meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the approval of the Teledyne Share Issuance Proposal. Among other things, approval of the Teledyne Adjournment Proposal could mean that, even if Teledyne had received proxies representing a sufficient number of votes against the proposal to approve the Teledyne Share Issuance Proposal, such that the Teledyne Share Issuance Proposal would be defeated, Teledyne could adjourn the Teledyne Special Meeting without holding a vote on the Teledyne Share Issuance Proposal and seek to convince the holders of those shares to change their votes to votes in favor of that proposal.

Approval of the Teledyne Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the Teledyne Special Meeting or by proxy. In addition, even if a quorum does not exist, holders of a majority of the shares of Teledyne Common Stock present at the Teledyne Special Meeting, electronically at the Teledyne Special Meeting or by proxy, may adjourn the meeting to another place, date or time. Abstentions, failures to submit a proxy or vote electronically at the Teledyne Special Meeting and broker non-votes, if any, will not be counted as votes cast on, and will have no effect on the outcome of, the Teledyne Adjournment Proposal.

The Teledyne Board recommends that Teledyne stockholders vote “FOR” the Teledyne Adjournment Proposal.

THE FLIR SPECIAL MEETING

This joint proxy statement/prospectus is being provided to FLIR stockholders as part of a solicitation of proxies by the FLIR Board for use at the FLIR Special Meeting. This joint proxy statement/prospectus contains important information regarding the FLIR Special Meeting, the proposals on which FLIR stockholders are being asked to vote, considerations that FLIR stockholders may find useful in determining how to vote and voting procedures.

Date, Time and Place	The FLIR Special Meeting will be held on May 13, 2021, at 9:00 a.m. Eastern Time via a live interactive audio webcast on the Internet.

Purpose of the FLIR Special Meeting	The FLIR Special Meeting will be held for the purpose of considering and voting on the following matters:

FLIR Proposal No. 1—The FLIR Merger Proposal (Item 1 on the FLIR proxy card). To adopt the Merger Agreement.

FLIR Proposal No. 2—The FLIR Advisory Executive Compensation Proposal (Item 2 on the FLIR proxy card). To approve, on a non-binding, advisory basis, the compensation that will or may become payable to FLIR’s named executive officers in connection with the Mergers.

FLIR Proposal No. 3—The FLIR Adjournment Proposal (Item 3 on the FLIR proxy card). To approve one or more adjournments of the FLIR Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the FLIR Merger Proposal at the time of the FLIR Special Meeting.

The FLIR Board recommends that FLIR stockholders vote “FOR” each of the proposals presented at the FLIR Special Meeting.

Who Can Vote at the FLIR Special Meeting	The FLIR Board has fixed the close of business on April 7, 2021 as the record date for the determination of stockholders entitled to notice of and to vote at the FLIR Special Meeting.

Only FLIR stockholders of record at the close of business on the FLIR Record Date are entitled to receive notice of, attend and vote the shares of FLIR Common Stock that they held on that date at the FLIR Special Meeting or at any adjournment of the meeting.

At the close of business on the FLIR Record Date, there were 131,425,675 shares of FLIR Common Stock issued and entitled to vote, held by approximately 174 holders of record.

Attending and Voting at the FLIR Special Meeting	Stockholders eligible to vote at the FLIR Special Meeting, or their duly authorized proxies, may attend the FLIR Special Meeting. Due to the public health impact from the COVID-19 pandemic and to protect the well-being of its stockholders, employees and other meeting participants, FLIR will not hold an in-person special meeting. Instead, FLIR will hold a virtual special meeting.

If you are a holder of record (i.e., you hold your shares in your own name as reflected in the records of FLIR’s transfer agent, Computershare) on the FLIR Record Date, you can attend the meeting by registering at www.proxydocs.com/FLIR and using the control number on the proxy card accompanying this joint proxy statement/prospectus. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the FLIR Special Meeting.

If you are a beneficial holder of FLIR Common Stock (i.e. you hold your shares in “street name” through an intermediary, such as a bank, broker or other nominee) on the FLIR Record Date, you must contact your bank, broker or other nominee and request a document called a “legal proxy” to be eligible to vote during the meeting. To attend the FLIR Special Meeting, you must register in advance of the meeting at www.proxydocs.com/FLIR using the control number on the voting instruction form accompanying this joint proxy statement/prospectus. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the Special Meeting.

Vote Required for the Proposals	FLIR Proposal No. 1—The FLIR Merger Proposal (Item 1 on the FLIR proxy card). Approval of the FLIR Merger Proposal requires the affirmative vote of a majority of the outstanding shares of FLIR Common Stock entitled to vote as of the FLIR Record Date, electronically at the FLIR Special Meeting or by proxy.

FLIR Proposal No. 2—The FLIR Advisory Executive Compensation Proposal (Item 2 on the FLIR proxy card). Approval of the FLIR Advisory Executive Compensation Proposal requires the affirmative vote of a majority of votes cast, electronically at the FLIR Special Meeting or by proxy.

FLIR Proposal No. 3—The FLIR Adjournment Proposal (Item 3 on the FLIR proxy card). Approval of the FLIR Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the FLIR Special Meeting or by proxy.

Quorum Requirement

In order to transact business at the FLIR Special Meeting, it is necessary to have a quorum of FLIR stockholders entitled to vote as of the FLIR Record Date. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of FLIR Common Stock outstanding as of close of business on the FLIR Record Date will constitute a quorum. Virtual attendance at the FLIR Special Meeting constitutes presence in person for quorum purposes at the FLIR Special Meeting. As of April 7, 2021, the FLIR Record Date for the FLIR Special Meeting, 131,425,675 shares of FLIR Common Stock were outstanding. Both abstentions and broker non-votes will be included in the calculation of the number of shares considered present at the FLIR Special Meeting for purposes of establishing a quorum. In the event that a quorum is not present at the FLIR Special Meeting, FLIR expects that the FLIR Special Meeting will be adjourned to solicit additional proxies.

Shares Owned by FLIR Directors and Executive Officers	At the close of business on April 7, 2021, the FLIR Record Date for the FLIR Special Meeting, directors and executive officers of FLIR beneficially owned and were entitled to vote, in the aggregate, approximately 1,160,579 issued and outstanding shares of FLIR Common Stock, representing approximately 0.9% of the shares of FLIR Common Stock outstanding on that date. The directors and executive officers of FLIR have informed FLIR that they intend to vote all of the shares of FLIR Common Stock they are entitled to vote (i) “FOR” the FLIR Merger Proposal, (ii) “FOR” the FLIR Advisory Executive Compensation Proposal and (iii) “FOR” the FLIR Adjournment Proposal.

Methods of Voting—Stockholders of Record	If you are a FLIR stockholder entitled to vote at the FLIR Special Meeting, you may vote by proxy over the Internet, by telephone or by mail or vote electronically at the FLIR Special Meeting. All votes, other than votes made electronically at the FLIR Special Meeting, must be received by 11:59 p.m. Eastern Time on May 12, 2021.

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card. By voting over the Internet or by telephone, you are authorizing the individuals named on the proxy card to vote your shares at the FLIR Special Meeting in the manner you indicate.

Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the FLIR Special Meeting in the manner you indicate. The FLIR Board encourages you to sign and return the proxy card even if you plan to attend the FLIR Special Meeting so that your shares will be voted if you are ultimately unable to attend the FLIR Special Meeting. If you receive more than one proxy card, it may be an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Electronically at the FLIR Special Meeting. If your shares are registered directly in your name, you have the right to vote electronically at the FLIR Special Meeting by following the instructions above under “—Attending and Voting at the FLIR Special Meeting.” If you hold shares of FLIR Common Stock in “street name” through a broker, bank or other nominee and you want to vote electronically at the FLIR Special Meeting, you must register in advance to virtually attend the FLIR Special Meeting by following the instructions above.

The FLIR Board recommends that you vote in advance by proxy even if you plan to attend the meeting so that FLIR will know as soon as possible that enough shares will be present for FLIR to hold the meeting. If you are a stockholder of record and attend the meeting, you may vote electronically at the meeting.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name,” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder of record entitled to vote at the FLIR Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. If you, as a beneficial owner, want to attend and vote your shares at the FLIR Special Meeting, you must register in advance as described under “—Attending and Voting at the FLIR Special Meeting.” Brokers do not have discretionary voting power with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes occur when a broker is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. All of the proposals at the FLIR Special Meeting are considered non-routine matters. As a result, your broker cannot vote your shares without your specific instructions.

Abstentions	Abstentions, which occur when shares are voted “ABSTAIN” with respect to one or more proposals, will have the same effect as votes “AGAINST” the FLIR Merger Proposal (FLIR Proposal No. 1).

Abstentions will not be counted as votes cast on, and will have no effect on the outcome of, either the FLIR Advisory Executive Compensation Proposal (FLIR Proposal No. 2) or the FLIR Adjournment Proposal (FLIR Proposal No. 3).

Failure to Submit a Proxy or Vote Electronically at the Special Meeting; Broker Non-Votes	Failure to submit a proxy or vote electronically at the FLIR Special Meeting and broker non-votes, if any, will have the same effect as votes “AGAINST” the FLIR Merger Proposal (FLIR Proposal No. 1), but will have no effect on the outcome of either the FLIR Advisory Executive Compensation Proposal (FLIR Proposal No. 2) or the FLIR Adjournment Proposal (FLIR Proposal No. 3).

Failure to Provide Voting Instructions	Stockholders should specify their choice for each matter on the enclosed proxy card. If no specific instructions are given, proxies that are signed and returned will be voted (i) “FOR” the FLIR Merger Proposal, (ii) “FOR” the FLIR Advisory Executive Compensation Proposal and (iii) “FOR” the FLIR Adjournment Proposal.

If you grant a proxy, the persons named as proxy holders on the enclosed proxy card will vote your shares on any additional matters properly presented for a vote at the meeting as recommended by the FLIR Board or, if no recommendation is given, in their own discretion.

Revoking a Proxy	If you are a stockholder entitled to vote at the FLIR Special Meeting, you may revoke your proxy at any time before the vote is taken at the FLIR Special Meeting. To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m. Eastern Time on May 12, 2021;

•	sign and return another proxy card, which must be received by 11:59 p.m. Eastern Time on May 12, 2021;

•

provide written notice of the revocation to: FLIR Systems, Inc., Attention: Sonia Galindo, Senior Vice President, General Counsel, Secretary, and Chief Ethics & Compliance Officer, 1201 South Joyce Street, Arlington, Virginia 22202, which must be received by 11:59 p.m. Eastern Time on May 12, 2021; or

•	attend the FLIR Special Meeting and vote your shares electronically.

If you are the beneficial owner of shares held in “street name” by a bank, broker or other nominee, you should follow the instructions of bank, broker or other nominee regarding the revocation of proxies. If you hold shares in FLIR’s 401(k) Plan, your voting instructions to the trustee of FLIR’s 401(k) Plan must be received by 11:59 p.m. Eastern Time on May 10, 2021.

Solicitation of Proxies	The solicitation of proxies from FLIR stockholders is made on behalf of the FLIR Board. Teledyne and FLIR will equally share the costs and expenses of printing and mailing this joint proxy statement/prospectus. FLIR has retained Okapi Partners to assist in the solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or over the Internet. In addition to Okapi Partners’ proxy solicitation fee of $15,000 plus charges for additional solicitation services upon request and reasonable out-of-pocket expenses, FLIR will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of FLIR may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of FLIR will not be paid any additional compensation for soliciting proxies.

FLIR PROPOSAL NO. 1:

THE FLIR MERGER PROPOSAL

FLIR stockholders are being asked to approve the FLIR Merger Proposal. For a summary of and detailed information regarding the FLIR Merger Proposal, see the information about the Mergers and the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in “The Mergers” beginning on page 64 of this joint proxy statement/prospectus and “The Merger Agreement” beginning on page 116 of this joint proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the Merger Agreement, approval of the FLIR Merger Proposal is a condition to the consummation of the First Merger. If the Merger Proposal is not approved, the Mergers will not be completed.

The FLIR Board (i) determined that it was fair to, advisable and in the best interests of FLIR and its stockholders for FLIR to enter into the Merger Agreement and effect the Mergers and other transactions contemplated thereby, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby (including the Mergers) on behalf of FLIR, and (iii) recommended to FLIR’s stockholders that they vote in favor of the FLIR Merger Proposal.

The approval of the FLIR Merger Proposal requires the affirmative vote of a majority of the outstanding shares of FLIR Common Stock entitled to vote as of the FLIR Record Date. Abstentions, failures to submit a proxy or vote electronically at the FLIR Special Meeting and broker non-votes will have the same effect as a vote “AGAINST” the FLIR Merger Proposal.

The FLIR Board recommends that FLIR stockholders vote “FOR” the FLIR Merger Proposal.

FLIR PROPOSAL NO. 2:

THE FLIR ADVISORY EXECUTIVE COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act, FLIR is providing its stockholders with the opportunity to approve a non-binding, advisory resolution on certain compensation that will or may be paid to its named executive officers in connection with the Mergers. This compensation is summarized in the table under “Interests of FLIR’s Directors and Executive Officers in the Mergers—Golden Parachute Compensation” on page 158 of this joint proxy statement/prospectus. That summary includes all compensation and benefits that will or may be paid or provided by FLIR or the combined company to FLIR’s named executive officers in connection with the Mergers, including as a result of a termination of employment in connection with the Mergers. FLIR, therefore, is asking its stockholders to approve the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be paid or provided by FLIR or the combined company to FLIR’s named executive officers in connection with the Mergers and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of FLIR’s Directors and Executive Officers in the Mergers—Golden Parachute Compensation” is hereby APPROVED.”

The FLIR Board encourages you to review carefully the information regarding compensation that will or may be paid or provided by FLIR to its named executive officers in connection with the Mergers disclosed in this joint proxy statement/prospectus. The FLIR Board recommends that FLIR stockholders approve, on a non-binding, advisory basis, the compensation that will or may be paid to FLIR’s named executive officers in connection with the Mergers.

The vote on the FLIR Advisory Compensation Proposal is a vote separate and apart from the vote on the FLIR Merger Proposal. Accordingly, you may vote to approve the FLIR Merger Proposal and vote not to approve the FLIR Advisory Executive Compensation Proposal and vice versa. Because the vote on the FLIR Advisory Executive Compensation Proposal is advisory only, it will not be binding on FLIR. Accordingly, if the Merger Agreement is adopted and the Mergers are completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the FLIR Advisory Executive Compensation Proposal.

Approval of the FLIR Advisory Executive Compensation Proposal requires the affirmative vote of a majority of the votes cast, electronically at the FLIR Special Meeting or by proxy. Abstentions, failures to submit a proxy or vote electronically at the FLIR Special Meeting and broker non-votes, if any, will not be counted as votes cast on, and will have no effect on the outcome of, the FLIR Advisory Executive Compensation Proposal.

The FLIR Board recommends that FLIR stockholders vote “FOR” the FLIR Advisory Executive Compensation Proposal.

FLIR PROPOSAL NO. 3:

THE FLIR ADJOURNMENT PROPOSAL

FLIR is asking its stockholders to vote in favor of a proposal to approve one or more adjournments of the FLIR Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the FLIR Merger Proposal at the time of the FLIR Special Meeting. If FLIR stockholders approve the FLIR Adjournment Proposal, FLIR could adjourn the FLIR Special Meeting, and any adjourned session of the FLIR Special Meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the approval of the FLIR Merger Proposal. Among other things, approval of the FLIR Adjournment Proposal could mean that, even if FLIR had received proxies representing a sufficient number of votes against the FLIR Merger Proposal, such that the FLIR Merger Proposal would be defeated, FLIR could adjourn the FLIR Special Meeting without holding a vote on the FLIR Merger Proposal and seek to convince the holders of those shares to change their votes to votes in favor of that proposal.

Approval of the FLIR Adjournment Proposal requires the affirmative vote of a majority of the votes cast, electronically at the FLIR Special Meeting or by proxy, on the FLIR Adjournment Proposal. In addition, even if a quorum does not exist, holders of a majority of the shares of FLIR Common Stock present at the FLIR Special Meeting, electronically at the FLIR Special Meeting or by proxy, may adjourn the meeting to another place, date or time. Abstentions, failures to submit a proxy or vote electronically at the FLIR Special Meeting and broker non-votes, if any, will not be counted as votes cast on, and will have no effect on the outcome of, the FLIR Adjournment Proposal.

The FLIR Board recommends that FLIR stockholders vote “FOR” the FLIR Adjournment Proposal.

THE MERGERS

General

This joint proxy statement/prospectus is being provided to holders of Teledyne Common Stock and FLIR Common Stock in connection with the Merger Agreement attached as Annex A to this joint proxy statement/prospectus and the transactions contemplated under such agreement.

The Merger Agreement provides for, among other things, the merger of Merger Sub I with and into FLIR, with FLIR continuing as the surviving corporation and a wholly owned subsidiary of Teledyne, immediately followed by FLIR merging with and into Merger Sub II, with Merger Sub II continuing as the surviving company and a wholly owned subsidiary of Teledyne. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Mergers. For additional information about the Mergers, see “The Merger Agreement—Structure and Completion of the Mergers” and “The Merger Agreement—Merger Consideration” beginning on pages 116 and 117, respectively, of this joint proxy statement/prospectus.

If the Mergers are completed, each outstanding share of FLIR Common Stock (with certain exceptions described in this joint proxy statement/prospectus) will be converted into the right to receive $28.00 in cash and 0.0718 shares of Teledyne Common Stock. Based on Teledyne’s 5-day volume weighted average price as of December 31, 2020, the last trading day prior to public announcement of the Mergers by Teledyne and FLIR on January 4, 2021, this implies a total purchase price of $56.00 per share of FLIR Common Stock. The transaction reflects a 40% premium for FLIR stockholders based on FLIR’s 30-day volume weighted average price as of December 31, 2020. The market price of Teledyne Common Stock when FLIR stockholders receive those shares after the Mergers are completed could be greater than, less than or the same as the market price of shares of Teledyne Common Stock on the date of this joint proxy statement/prospectus.

Background of the Mergers

The FLIR Board, in consultation with members of FLIR’s management team, periodically and in the ordinary course of business reviews and assesses FLIR’s performance, business, strategic direction, competitive position and prospects in light of the current business and economic environment and in consideration of its long-term business strategy to enhance value for its stockholders. From time to time, the FLIR Board, in consultation with members of FLIR’s management team and FLIR’s advisors, has evaluated and considered a variety of potential strategic options, including strategic acquisitions, divestitures and business combination transactions, in light of industry developments, economic and market conditions and challenges facing participants in the industry.

The Teledyne Board, in consultation with members of Teledyne’s management team, periodically and in the ordinary course of business evaluates and considers potential strategic acquisitions and business combination transactions in consideration of its long-term business strategy to better position Teledyne’s businesses in the industry and to enhance value for its stockholders. As part of this process, Teledyne’s management team periodically monitored FLIR as a potential acquisition target.

On May 14, 2020, a representative of Company A, a communications company, contacted Mr. James Cannon, President, Chief Executive Officer and Director of FLIR, by telephone to discuss their respective businesses. During this telephone call, the representative of Company A expressed Company A’s interest in learning more about FLIR and a possible collaboration or business combination between the two companies. The parties did not discuss the specific form or any terms of a possible collaboration or business combination. In light of the ongoing COVID-19 pandemic, Mr. Cannon declined to meet with the representative of Company A in person.

On May 17, 2020, the representative of Company A communicated with Mr. Cannon about meeting virtually to continue their discussion about a possible collaboration or business combination. The representative of Company A suggested a meeting with representatives of both companies in attendance to learn more about their respective businesses.

On May 18, 2020, Mr. Cannon, Ms. Sonia Galindo, Senior Vice President, General Counsel, Secretary and Chief Ethics and Compliance Officer of FLIR, and Ms. Carol Lowe, Executive Vice President and Chief Financial Officer of FLIR, met with representatives of Goldman Sachs, FLIR’s financial advisor, and Hogan Lovells to discuss the approach by Company A.

Later on May 18, 2020, Mr. Cannon communicated to the representative of Company A that FLIR was focused on running its business given the impact of the COVID-19 pandemic and would not be making the business team available to meet with representatives of Company A at this time.

On May 22, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team were present, Mr. Cannon summarized his contacts with the representative of Company A, including the conversation he had with the representative on May 14, 2020, during which the representative expressed Company A’s interest in learning more about FLIR and a possible collaboration or business combination with FLIR. Mr. Cannon conveyed to the FLIR Board his impression that Company A was unfamiliar with FLIR’s business and industry and was seeking to gather more information. After discussion, the FLIR Board concluded that it should consider and discuss Company A’s expression of interest further at the next meeting of the FLIR Board with FLIR’s advisors present.

On June 5, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs discussed actions that the FLIR Board might take if Company A made a more formal approach, including an analysis of the strategic rationale of a possible collaboration or strategic transaction with Company A. Prior to the meeting, representatives of Hogan Lovells provided the FLIR Board with materials describing the directors’ fiduciary duties in connection with the FLIR Board’s evaluation of a potential strategic transaction. During the meeting, representatives of Goldman Sachs reviewed Company A’s business, stock performance, liquidity and investor base and a list of other potential parties that might be interested in pursuing a strategic transaction with FLIR. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board. The FLIR Board discussed a possible collaboration or strategic transaction with Company A, whether other potential parties would be interested in pursuing a strategic transaction with FLIR and whether proceeding with FLIR’s current business strategy offered the best opportunity to enhance stockholder value. Following such discussion, the FLIR Board concluded that FLIR’s current business strategy offered the best opportunity to enhance stockholder value and that Company A’s preliminary interest in a possible collaboration or business combination with FLIR was not sufficiently compelling to engage in substantive discussions or share confidential information with Company A.

On August 20, 2020, Mr. Michael T. Smith, the lead director of Teledyne and a director of FLIR, and Dr. Robert Mehrabian, Executive Chairman of Teledyne, discussed by telephone Teledyne’s proposed acquisition of Photonis International, an image intensifier and electron multiplier company based in France. During this conversation, Dr. Mehrabian advised Mr. Smith that Teledyne intended to commence discussions with Company Y, an instrumentation company. Dr. Mehrabian also advised Mr. Smith that if the proposed acquisition of Photonis International and potential transaction with Company Y are not completed, Teledyne may want to pursue an acquisition of FLIR. In response, Mr. Smith suggested that an acquisition of FLIR would likely require a per share price of at least $60.00 since FLIR’s stock briefly traded in excess of $59.00 per share in early 2020. Dr. Mehrabian and Mr. Smith did not discuss any other potential terms of any such transaction.

On August 21, 2020, Teledyne commenced discussions with Company Y regarding a potential strategic acquisition of Company Y by Teledyne.

On August 26, 2020 and September 1, 2020, the representative of Company A contacted Mr. Cannon about a potential meeting and communicated that he was willing to travel to meet with Mr. Cannon in person in

Arlington, Virginia. Mr. Cannon noted that FLIR was focused on running its business given the impact of the COVID-19 pandemic, and the parties agreed to be in touch regarding scheduling a potential in-person meeting between the representative of Company A and Mr. Cannon.

On September 11, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team were present, Mr. Cannon updated the FLIR Board on his communications with the representative of Company A, including the representative’s offer to travel to Arlington, Virginia, for an in-person meeting. Mr. Cannon conveyed to the FLIR Board his impression that Company A’s interest in FLIR was still preliminary based on its unfamiliarity with FLIR’s business and industry. In the absence of any specific proposal from Company A and considering the need for FLIR’s management team to focus on running the business given the impact of the COVID-19 pandemic, the FLIR Board agreed that Mr. Cannon should not share confidential information or make other members of FLIR’s management team available to Company A.

On September 14, 2020, Dr. Mehrabian and Mr. Smith discussed the negotiations and status of the potential strategic acquisition of Company Y and Teledyne’s proposed acquisition of Photonis International and that the termination date contained in the Photonis transaction documents had passed. Dr. Mehrabian again raised a potential acquisition of FLIR as a strategic transaction in the event one of the transactions with Company Y and Photonis International did not proceed, and requested the cell phone number of Mr. Earl Lewis, Chairman of the FLIR Board. Mr. Smith informed Dr. Mehrabian that it was a good time for Dr. Mehrabian to reach out to Mr. Lewis because, in Mr. Smith’s opinion, the FLIR Board had become concerned about the FLIR CEO’s ability to manage costs and execute on FLIR’s strategy. Dr. Mehrabian and Mr. Smith did not discuss pricing or other potential terms of any such transaction.

On September 15, 2020, Mr. Smith provided Dr. Mehrabian with Mr. Lewis’s contact information, and Dr. Mehrabian informed Mr. Smith that he would wait a few days before reaching out to Mr. Lewis in order to assess whether Teledyne’s discussions with Company Y and its proposed acquisition of Photonis International would progress. Dr. Mehrabian and Mr. Smith did not discuss pricing or potential terms of a transaction with FLIR.

On September 28, 2020, Teledyne announced that discussions regarding its proposed acquisition of Photonis International had terminated.

Also on September 28, 2020, Dr. Mehrabian communicated to Mr. Smith that he intended to contact Mr. Lewis regarding a potential acquisition of FLIR. Dr. Mehrabian and Mr. Smith did not discuss pricing or potential terms of any such transaction.

Later on September 28, 2020, Dr. Mehrabian contacted Mr. Lewis to request a phone call and Mr. Lewis and Dr. Mehrabian subsequently spoke by telephone. The parties discussed having met years earlier as well as their respective businesses, management, recent stock price performances and the challenges of the COVID-19 pandemic. Dr. Mehrabian then expressed Teledyne’s potential interest in purchasing FLIR. The parties discussed the strategic fit of the two companies. The parties did not discuss pricing or potential terms of any such transaction, but Dr. Mehrabian proposed that any acquisition of FLIR by Teledyne would be funded by Teledyne through a combination of cash and stock. Mr. Lewis told Dr. Mehrabian that he would convey this expression of interest to the FLIR Board.

On September 29, 2020, Dr. Mehrabian updated Mr. Smith on his September 28, 2020 conversation with Mr. Lewis, reporting that he found the call to be unsatisfactory because Dr. Mehrabian did not think Mr. Lewis was interested in a transaction with Teledyne. Mr. Smith recommended involving the financial advisors for both companies. Dr. Mehrabian and Mr. Smith did not discuss pricing or other potential terms of any such transaction.

Also on September 29, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs were present, Mr. Lewis informed the FLIR Board about his discussion with Dr. Mehrabian and Teledyne’s expressed interest in purchasing FLIR. Representatives of Goldman Sachs reviewed considerations for evaluating FLIR’s potential strategic alternatives and, along with Ms. Galindo, reviewed process protocols for the FLIR Board to consider. The FLIR Board engaged in a discussion regarding a potential strategic transaction between FLIR and Teledyne. Representatives of Goldman Sachs and members of FLIR’s management team responded to questions from the FLIR Board. The FLIR Board concluded that it was confident that FLIR’s current business strategy offered the best opportunity to enhance stockholder value and that any proposal from Teledyne would need to be compelling for FLIR to engage in substantive discussions or share confidential information with Teledyne. Mr. Lewis agreed to convey the conclusion of the FLIR Board to Dr. Mehrabian. Due to his position as a director on the Teledyne Board, Mr. Smith did not participate in this meeting.

On October 1, 2020, the representative of Company A contacted Mr. Cannon to schedule a meeting in Arlington, Virginia, to further discuss their respective businesses.

On October 2, 2020, Mr. Lewis spoke to Dr. Mehrabian by telephone and conveyed the conclusion from the FLIR Board meeting on September 29, 2020. Mr. Lewis explained that the FLIR Board was focused on executing FLIR’s current business strategy to enhance stockholder value and that the FLIR Board believed the current trading price of FLIR Common Stock was undervalued. Mr. Lewis further noted that the FLIR Board would require a compelling proposal from Teledyne to engage in discussions regarding a potential strategic transaction. Mr. Lewis declined to provide any guidance on what price the FLIR Board might find compelling. Dr. Mehrabian informed Mr. Lewis that he would reach out again if Teledyne decided to make an offer for FLIR.

Dr. Mehrabian and Mr. Smith talked on October 12, 2020 and October 19, 2020 about various matters in connection with the upcoming meeting of the Teledyne Board and the status of the other potential transactions, and on one of those calls, Dr. Mehrabian informed Mr. Smith that he did not think Mr. Lewis was interested in a transaction with Teledyne. Dr. Mehrabian and Mr. Smith did not discuss pricing or potential terms of any such transaction on either of those calls.

On October 19, 2020, Mr. Cannon and the representative of Company A met at FLIR corporate headquarters in Arlington, Virginia. The representative of Company A expressed Company A’s potential interest in a merger with, or acquisition of, FLIR but acknowledged that Company A was still in the process of learning about FLIR’s business and industry. The representative of Company A did not make a specific proposal, and the parties did not discuss potential terms of any transaction. Mr. Cannon told the representative of Company A that he would convey this expression of interest to the FLIR Board.

On October 20, 2020, the Teledyne Board held a meeting. Since there were no discussions regarding FLIR at this meeting, Mr. Smith attended this Teledyne Board meeting. At this meeting, Dr. Mehrabian informed the Teledyne Board that discussions with Photonis International had resumed and discussed the strategic benefits of, and the status of negotiations with, Company Y.

On October 21, 2020, Mr. Lewis reached out to Mr. Smith to explain that because of Teledyne’s previously expressed interest in FLIR and the fact that Teledyne’s expression of interest would likely be discussed at the upcoming meeting of the FLIR Board, Mr. Lewis recommended that Mr. Smith not attend the upcoming regularly scheduled October 28, 2020 FLIR Board meeting. In light of Teledyne’s pursuit of other transactions as well as Dr. Mehrabian’s stated belief that FLIR was not interested in a transaction, Mr. Smith informed Mr. Lewis of his belief that Teledyne would not be submitting a proposal to acquire FLIR. Based on this discussion, Mr. Lewis and Mr. Smith agreed that Mr. Smith could attend the upcoming FLIR Board meeting.

On October 27, 2020, the Teledyne Board was advised that discussions with Company Y had been terminated. Dr. Mehrabian telephoned Mr. Smith to discuss Teledyne’s termination of discussions with Company Y and the status of discussions to acquire Photonis International. Dr. Mehrabian and Mr. Smith did not discuss FLIR.

On October 28-29, 2020, at a regularly scheduled meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs were present, representatives of Goldman Sachs reviewed its preliminary financial analyses of FLIR and certain potential strategic alternatives for FLIR. Members of FLIR’s management team reviewed FLIR’s corporate strategy and potential growth opportunities and challenges, and the FLIR Board, in consultation with members of FLIR’s management team, discussed whether to pursue potential strategic alternatives for FLIR. Mr. Cannon advised the FLIR Board that, based on his conversations with the representative of Company A, he believed Company A was still gathering information about FLIR’s business and industry and as a result, Company A was not presently in a position to make a proposal to acquire FLIR. Mr. Lewis advised the FLIR Board, based on his conversation with Mr. Smith, that Teledyne would not be submitting a proposal to acquire FLIR. Since Mr. Smith had communicated his belief that Teledyne would not be submitting a proposal to acquire FLIR prior to this FLIR Board meeting, Mr. Smith participated in this FLIR Board meeting.

On November 9, 2020, Dr. Mehrabian asked Mr. Smith to contact Mr. Lewis to determine what it would take for FLIR to engage in negotiations about a potential transaction with Teledyne. Mr. Smith agreed to call Mr. Lewis. Dr. Mehrabian and Mr. Smith did not discuss pricing or potential terms of any such transaction.

On November 10, 2020, Mr. Smith reached out to Mr. Lewis and inquired what it would take for FLIR to engage in negotiations about a potential transaction with Teledyne. Mr. Lewis indicated that the FLIR Board would need a compelling offer but did not provide any guidance on what price or other terms the FLIR Board might consider compelling. Mr. Smith suggested getting the financial advisors involved in any discussion between the parties. Mr. Smith and Mr. Lewis did not discuss pricing or potential terms of any such transaction.

On November 11, 2020, Mr. Smith reported on his conversation with Mr. Lewis to Dr. Mehrabian. During the call, Mr. Smith and Dr. Mehrabian discussed FLIR’s emphasis on the defense business as compared to Teledyne including that FLIR served as a prime contractor on several programs of record and Teledyne typically served as a subcontractor. They also discussed FLIR’s new Arlington, Virginia, headquarters and the costs associated with FLIR’s new headquarters. Dr. Mehrabian and Mr. Smith did not discuss pricing or other potential terms of any transaction. Dr. Mehrabian and Mr. Smith agreed that Mr. Smith would need to be recused from any further discussions regarding a potential acquisition of FLIR.

On November 11, 2020, Dr. Mehrabian spoke with each of the Teledyne directors (other than Mr. Smith) regarding Teledyne making a non-binding proposal to acquire FLIR, and thereafter periodically updated directors (other than Mr. Smith) during the following weeks regarding the status of negotiations.

Also on November 11, 2020, Dr. Mehrabian emailed Mr. Smith that Teledyne had sent a letter containing a non-binding proposal to acquire all outstanding shares of FLIR to the FLIR Board. The email did not disclose the price or other details of the non-binding proposal. Neither Dr. Mehrabian nor any other member of Teledyne’s management team had any further discussions with Mr. Smith about the FLIR acquisition until after the transaction was publicly announced.

On November 13, 2020, the FLIR Board received a non-binding proposal dated November 11, 2020 from Teledyne to purchase all outstanding shares of FLIR Common Stock at $50.00 per share to be paid in cash and shares of Teledyne Common Stock. The non-binding proposal did not specify the allocation between cash and stock consideration. The $50.00 per share price proposed represented a premium of approximately 39% over FLIR’s closing share price on November 10, 2020.

On November 16, 2020, the representative of Company A contacted Mr. Cannon by telephone to follow up on their discussion during the October 19, 2020 meeting. The representative of Company A reiterated Company A’s interest in learning more about FLIR’s business and a possible collaboration or business combination with FLIR. The following day, on November 17, 2020, the representative of Company A delivered to Mr. Cannon a request for certain information about FLIR’s business.

On November 18, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, the FLIR Board discussed the proposal from Teledyne received on November 13, 2020. Representatives of Goldman Sachs reviewed its preliminary financial analyses of FLIR and Teledyne. Representatives of Goldman Sachs also reviewed other potential parties that might be interested in pursuing a strategic transaction with FLIR, including Company A. Also at this meeting, representatives of Hogan Lovells reviewed the directors’ fiduciary duties and other legal matters in connection with the FLIR Board’s evaluation of the Teledyne proposal and a potential sale transaction. The FLIR Board engaged in a discussion regarding the merits of a potential sale transaction, including pricing, process and timing of a potential transaction. The FLIR Board discussed the premium that the $50.00 per share price represented to FLIR’s recent trading prices, as well as the potential strategic alternatives for FLIR, including FLIR’s prospects as a standalone business. The FLIR Board discussed Teledyne’s ability to pay the proposed transaction price, the merits of stockholders receiving a mix of cash and shares of Teledyne Common Stock as transaction consideration, the merits of different allocations of cash and stock and the FLIR Board’s preference that at least 50% of the consideration be in cash. The FLIR Board also discussed the competitive landscape of FLIR, including opportunities and challenges faced by FLIR, as well as trends in the marketplace. Mr. Cannon updated the FLIR Board on his communications with the representative of Company A, including his impression that Company A was not in a position to submit a formal proposal to acquire FLIR due to Company A’s unfamiliarity with FLIR’s business and industry. Representatives of Goldman Sachs discussed with representatives of FLIR management and the FLIR Board the other potential parties that might be interested in pursuing a strategic transaction with FLIR, including Company A. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board. Following discussion, the FLIR Board concluded that there was a potential strategic fit between Teledyne and FLIR, but that Teledyne’s proposal did not adequately value FLIR. Mr. Smith was recused from this and all subsequent meetings of the FLIR Board through and including the meeting on January 3, 2021, during which the FLIR Board approved the Mergers and the other transactions contemplated by the Merger Agreement.

On November 19, 2020, Mr. Lewis spoke to Dr. Mehrabian by telephone. During this call, Mr. Lewis communicated to Dr. Mehrabian that the FLIR Board believed Teledyne’s $50.00 per share proposal did not adequately value FLIR but that there was a potential strategic fit between Teledyne and FLIR and the FLIR Board would consider a more compelling proposal. Dr. Mehrabian asked Mr. Lewis for contact information for FLIR’s financial advisors, which Mr. Lewis provided later that day.

On November 19 and 23, 2020, Mr. Cannon communicated with the representative of Company A confirming receipt of the request for certain information about FLIR’s business and proposing the parties connect after the Thanksgiving holiday.

On November 20, 2020, at the direction of the FLIR Board, representatives of Goldman Sachs spoke to Mr. Jason VanWees, Executive Vice President of Teledyne, by telephone regarding Teledyne’s proposal. The representatives of Goldman Sachs reiterated the FLIR Board’s view that Teledyne’s proposal of $50.00 per share did not adequately value FLIR and encouraged Teledyne to present a more compelling proposal if they were interested in acquiring FLIR. However, the representatives of Goldman Sachs indicated that they were neither providing information regarding, nor authorized to indicate, what price might be acceptable to the FLIR Board. Mr. VanWees suggested that in his experience, parties often solve purchase price gaps of 5% to 10% but noted parties rarely solve large price gaps of 20% or more, for example. Mr. VanWees then indicated if such a large gap existed between the Teledyne Board and the FLIR Board, it would be best to discontinue further discussions.

Due to his position as a director on both the Teledyne Board and the FLIR Board and given his attendance at the FLIR Board meeting held on October 28, 2020, Ms. Galindo requested that Mr. Smith confirm, and Mr. Smith confirmed in writing on November 21, 2020, to Ms. Galindo and Mr. Lewis that Mr. Smith had not, directly or indirectly, disclosed to any person affiliated with or acting on behalf of Teledyne any of the information, data or analysis that was reviewed by representatives of Goldman Sachs at the October 28, 2020 FLIR Board meeting or the views, positions or opinions expressed by FLIR officers or directors or representatives of Goldman Sachs at the October 28, 2020 FLIR Board meeting.

The FLIR Board sent a letter to the Teledyne Board to formalize its rejection of their proposal, which was received by Teledyne on November 23, 2020.

On November 24, 2020, Mr. VanWees informed representatives of Goldman Sachs that Teledyne would consider next steps, but not likely until after the Thanksgiving holiday.

On November 30, 2020, representatives of Goldman Sachs spoke with Mr. VanWees by telephone. During this call, Mr. VanWees indicated that Teledyne was contemplating a revised proposal of $53.75 per share, 40% of which would be paid in cash and the remaining 60% of which would be paid in shares of Teledyne Common Stock. During this discussion, at the direction of the FLIR Board, representatives of Goldman Sachs encouraged Teledyne to make a revised proposal that contemplated a higher overall valuation of FLIR, with at least 50% of the consideration being in cash. Following this conversation, Mr. Lewis, Mr. Cannon, Ms. Galindo and Ms. Lowe met with representatives of Goldman Sachs and Hogan Lovells to discuss the conversation between Mr. VanWees and representatives of Goldman Sachs.

On November 30, 2020, the representative of Company A and Mr. Cannon scheduled a telephone conference for December 15, 2020.

On December 1, 2020, Mr. VanWees and representatives of Goldman Sachs had an additional call during which, at the direction of the FLIR Board, the representatives of Goldman Sachs encouraged Mr. VanWees to submit a revised proposal at the upper end of the range that Mr. VanWees indicated Teledyne might be willing to consider and reiterated that a 50/50 split of cash and stock would be preferred by the FLIR Board. Mr. VanWees indicated that he would provide this feedback to Dr. Mehrabian.

Following the call on December 1, 2020, Mr. VanWees communicated to Dr. Mehrabian and certain members of Teledyne senior management the potential terms of a revised proposal to FLIR and the feedback provided by the representatives of Goldman Sachs. Subsequent to that conversation, later on December 1, 2020, Mr. VanWees informed the representatives of Goldman Sachs that Teledyne would provide the FLIR Board with a formal, non-binding proposal confirming the price increase to $55.00 per share, 50% of which would be paid in cash and 50% of which would be paid in shares of Teledyne Common Stock, with such proposal to be subject to due diligence and Teledyne Board approval.

Later on December 1, 2020, the FLIR Board received a revised, non-binding proposal from Teledyne to purchase all outstanding shares of FLIR common stock at $55.00 per share, 50% of which would be paid in cash and 50% of which would be paid in shares of Teledyne Common Stock, which Teledyne indicated was its best offer based on the information available to it at that time. The per share price proposed represented a premium of approximately 44% over FLIR’s closing share price on November 30, 2020.

On December 2, 2020, Mr. VanWees and representatives of Goldman Sachs had a call to discuss potential next steps should the FLIR Board decide to move forward. At the direction of the FLIR Board, the representatives of Goldman Sachs advised Mr. VanWees that any key site visits would need to be scheduled for later in the process to preserve confidentiality and that the diligence process would be reciprocal given that FLIR’s stockholders would receive shares of Teledyne Common Stock in the proposed transaction. Discussion also occurred on Teledyne’s sources of financing for the proposed acquisition.

On December 4, 2020, FLIR and Goldman Sachs executed an engagement letter to formally engage Goldman Sachs as FLIR’s financial advisor in connection with the FLIR Board’s consideration of potential strategic transactions based on, among other things, FLIR’s familiarity with Goldman Sachs and Goldman Sachs’s reputation, deal experience and knowledge and familiarity with FLIR’s business.

Also on December 4, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of

Goldman Sachs summarized the discussions to date between FLIR and Teledyne. Representatives of Goldman Sachs also reviewed its preliminary financial analyses of FLIR and Teledyne and other potential parties that might be interested in pursuing a strategic transaction with FLIR, including Company A, and the likelihood, in the judgment of the representatives of Goldman Sachs, based on the circumstances of each potential party, that each of the other potential parties, including Company A, would be interested in making an acquisition proposal at a greater price than Teledyne’s $55.00 per share proposal. The FLIR Board discussed Teledyne’s proposal, including that the proposal was at a significant premium to the recent trading prices of FLIR Common Stock, and considered FLIR’s valuation and the risk and opportunities of FLIR continuing on a standalone basis. The FLIR Board also discussed the likelihood of other potential parties, including Company A, making an acquisition proposal at a higher price than Teledyne’s $55.00 per share proposal. The FLIR Board asked questions of FLIR management and representatives of Goldman Sachs regarding the other potential parties, including the potential interest and financial ability of each such potential party to complete a strategic transaction. As a result of this discussion and the anticipated disruption to the business by engaging with a significant number of other potential parties in a sale process, particularly in light of the increased risk of unauthorized or inadvertent disclosure of any such process, the FLIR Board identified a limited number of potential parties, including Company A, that might be contacted, on a highly confidential basis, as a pre-signing “market check.” Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board. The FLIR Board concluded that it would consider and discuss the revised proposal from Teledyne further at a meeting of the FLIR Board the following week.

On December 8, 2020, at the direction of the FLIR Board, representatives of Goldman Sachs spoke with Mr. VanWees regarding the FLIR Board’s response to Teledyne’s revised proposal. Representatives of Goldman Sachs informed Mr. VanWees that the proposal was still under consideration and that the FLIR Board would be meeting again to further discuss the proposal.

On December 11, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs provided an update of the discussions between representatives of Goldman Sachs and Teledyne. Representatives of Goldman Sachs reviewed potential responses to Teledyne and outlined next steps if the FLIR Board decided to move forward with the process, including due diligence to be conducted by both FLIR and Teledyne and potentially engaging in confidential discussions with other potential parties that might be interested in pursuing a strategic transaction with FLIR. The FLIR Board then discussed the negotiations with Teledyne that had occurred to date and the low likelihood of further price increases or extended price negotiations in light of Teledyne’s characterization of the $55.00 per share offer price as its best offer. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board. Representatives of Goldman Sachs also addressed questions from the FLIR Board regarding share price performance of Teledyne and of other acquirers before and after certain transactions. The FLIR Board instructed representatives of Goldman Sachs to advise Teledyne that the FLIR Board authorized FLIR to engage in substantive discussions with Teledyne and enter into a mutual confidentiality agreement so that both companies could share confidential information, including their respective business plans and forecasts. The FLIR Board instructed representatives of Goldman Sachs to advise Teledyne that FLIR was not agreeing to the $55.00 per share offer price and that the FLIR Board believed that Teledyne would be able to increase its offer price after reviewing FLIR’s business plan and forecast. The FLIR Board also instructed representatives of Goldman Sachs to advise Teledyne of the FLIR Board’s intent to instruct representatives of Goldman Sachs to contact, on a highly confidential basis, a limited number of other potential purchasers on a confidential basis as a pre-signing “market check.”

On December 11, 2020, representatives of Goldman Sachs had a telephone discussion with Mr. VanWees to inform him of the FLIR Board’s decision to engage in discussions with Teledyne regarding a potential transaction based on its revised proposal of $55.00 per share, with 50% to be paid in cash and 50% to be paid in shares of Teledyne Common Stock. Representatives of Goldman Sachs emphasized that the FLIR Board believed Teledyne would be able to increase its offer price after reviewing FLIR’s business plan and forecast. During this call, the Goldman Sachs representatives informed Mr. VanWees that FLIR had previously been contacted by a third party regarding a potential strategic transaction and that FLIR would continue discussions with that party and also conduct a pre-signing “market check” with a limited number of potential purchasers.

During this conversation and a follow-up communication, Mr. VanWees informed representatives of Goldman Sachs that Teledyne would not move forward with its proposal if FLIR contacted any other parties regarding a potential strategic transaction.

Between December 11, 2020 and 14, 2020, Dr. Mehrabian called individual Teledyne Board members (other than Mr. Smith) to update them on the status of the proposed transaction with FLIR and to communicate that further discussion of the proposed transaction would occur at the regularly scheduled meeting of the Teledyne Board on December 15, 2020.

On December 12, 2020, representatives of Goldman Sachs had multiple telephone discussions with Mr. Lewis regarding Teledyne’s response to FLIR’s plans to contact other parties regarding a potential strategic transaction. They agreed to discuss further with members of FLIR’s management team and representatives of Hogan Lovells.

On December 12, 2020, Mr. Lewis, the executive officers of FLIR and representatives of Goldman Sachs and Hogan Lovells met via video conference to discuss Teledyne’s response, including that Teledyne would not move forward with its proposal if FLIR contacted any other parties regarding a potential strategic transaction. The representatives of Goldman Sachs discussed the other potential parties that might be interested in pursuing a strategic transaction with FLIR. A discussion ensued regarding the likelihood of any of the other potential parties having both the financial ability and the interest in making an acquisition proposal at a price higher than Teledyne’s $55.00 per share proposal. Representatives of Hogan Lovells advised on the potential transaction agreement terms and the ability of an interested party to submit an acquisition proposal after signing. After further discussion, Mr. Lewis directed representatives of Goldman Sachs to continue discussions with Mr. VanWees with respect to a potential transaction but instructed representatives of Goldman Sachs to inform Mr. VanWees that the FLIR Board was not likely to be willing to forego a pre-signing market check unless Teledyne increased its offer price and agreed to other FLIR-favorable deal protection terms in the merger agreement, such as a “below market” termination fee that would be payable in the event that the FLIR Board determined to accept a superior proposal after signing the definitive transaction agreement.

Later on December 12, 2020, representatives of Goldman Sachs telephoned Mr. VanWees. The representatives of Goldman Sachs relayed that Mr. Lewis and members of FLIR’s management team had met and authorized continued discussions between FLIR and Teledyne. The representatives of Goldman Sachs also relayed that the FLIR Board was not likely to be willing to forgo a pre-signing market check unless Teledyne increased the $55.00 per share offer price and agreed to FLIR-favorable deal protection terms in any definitive transaction agreement, including a “below market” termination fee. In response, Mr. VanWees indicated Teledyne’s preference for market-based deal protection and termination fee terms. After this telephone conference, on December 12, 2020, FLIR through its representatives delivered to Teledyne a draft mutual confidentiality agreement pursuant to which the parties could share confidential information and representatives of Teledyne delivered to representatives of FLIR a priority information request list, which included questions regarding finance, tax, legal, regulatory and compliance matters.

On December 13, 2020, Teledyne contacted McGuireWoods LLP (“McGuireWoods”), Teledyne’s outside legal counsel, to review the mutual confidentiality agreement with respect to the evaluation of the proposed transaction.

On December 14, 2020, representatives of Goldman Sachs had a telephone conference with Mr. VanWees to discuss the due diligence process, including the priority information request list which Teledyne indicated was necessary for Teledyne to consider improving its proposal.

From December 14, 2020 through December 18, 2020, representatives of FLIR and Teledyne held numerous telephone conferences to discuss the priority information request list from Teledyne regarding finance, tax, legal, regulatory and compliance matters.

On December 14, 2020, FLIR and Teledyne entered into a mutual confidentiality agreement with customary standstill provisions. Other than this mutual confidentiality agreement, FLIR did not enter into any confidentiality or standstill agreements with any potential counterparties to a potential strategic transaction with FLIR, including Company A, in connection with the consideration of strategic options described herein.

On December 15, 2020, Mr. Cannon spoke to the representative of Company A by telephone and discussed the information request that the representative of Company A previously delivered to Mr. Cannon. Mr. Cannon pointed out that much of the information requested about FLIR was publicly available and informed the representative that FLIR was unwilling to provide the detailed confidential information otherwise requested by Company A at this time. The representative of Company A acknowledged that much of the information requested was publicly available but explained that Company A was trying to gain a better understanding of FLIR’s business and reiterated his belief that there could be an opportunity for a possible collaboration or business combination between FLIR and Company A in the future. The representative of Company A indicated that he would keep in touch with Mr. Cannon.

Later on December 15, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, the FLIR Board received an update on the discussions with Teledyne, including that Teledyne had stated that it would not move forward if FLIR contacted other potential parties. Representatives of Goldman Sachs and FLIR discussed the potential parties and the judgment of the representatives of Goldman Sachs, based on the circumstances of each potential party, regarding the likelihood that each such potential party would be interested in making an acquisition proposal at a greater price than Teledyne’s $55.00 per share proposal. Representatives of Hogan Lovells advised on the potential transaction agreement terms and the ability of an interested party to submit an acquisition proposal after signing. Members of FLIR’s management team provided an update on the priority request list received from Teledyne that Teledyne indicated was necessary to consider increasing its offer price, and the status of FLIR’s response to such request. Mr. Cannon also updated the FLIR Board on his most recent conversation with the representative of Company A and Mr. Cannon’s view, based on that conversation, that Company A had not done very much work to understand FLIR’s business and thus was not in a position to make a proposal to acquire FLIR. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board.

On December 15, 2020, at a regular meeting of the Teledyne Board, the Teledyne Board authorized Teledyne management to proceed with due diligence in connection with the proposed transaction with FLIR.

On December 17, 2020, Mr. Smith forwarded to Dr. Mehrabian an email that had attached to it a recent article on opportunities for FLIR sensors in the autonomous vehicle market in the event that Dr. Mehrabian had not seen the article. In doing so, Mr. Smith unwittingly also shared an email exchange among the FLIR Board members, which included commentary from Mr. Cannon on the U.S. Air Force program of record opportunity he believed FLIR would not win, and also noted that, as previously announced, FLIR had won the much larger U.S. Army version of such program.

Between December 17 and 18, 2020, representatives of FLIR, Goldman Sachs and Hogan Lovells had multiple discussions with representatives of Teledyne and McGuireWoods to address Teledyne’s priority information request.

On December 21, 2020, representatives of Teledyne delivered to representatives of FLIR an additional priority information request list, which included questions regarding tax, legal, regulatory, compliance and human resources matters.

Also on December 21, 2020, Teledyne engaged McGuireWoods as its legal counsel on the proposed transaction. On December 22, 2020, Teledyne engaged Evercore to act as its financial advisor in connection with the proposed transaction.

On December 22, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, the FLIR Board received an update on the discussions with Teledyne, and members of FLIR’s management team discussed the additional priority information request list received from Teledyne. The FLIR Board and members of FLIR’s management team discussed the likelihood of other potential parties making an acquisition proposal at a higher price than Teledyne’s $55.00 per share proposal. The FLIR Board discussed Mr. VanWees’s statement that Teledyne would withdraw its proposal if FLIR reached out to other potential parties that might be interested in pursuing a strategic transaction with FLIR. After this discussion, and in light of Mr. VanWees’s statement, the FLIR Board decided that the risk that Teledyne would withdraw its proposal if FLIR reached out to other potential parties outweighed the potential benefit of contacting other potential parties. The FLIR Board, members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells discussed potential counterproposals which would not involve rejecting Teledyne’s $55.00 per share proposal, but could possibly either secure certain important non-price transaction terms for FLIR or result in a further increase in price. The FLIR Board directed representatives of Goldman Sachs to continue negotiations with Teledyne and propose an increased price of $57.00 per share in return for FLIR not contacting other potential strategic buyers.

Also on December 22, 2020, Stephen F. Blackwood, Senior Vice President and Treasurer of Teledyne, discussed potential bridge facility terms (and take out process) with representatives of Bank of America, N.A. Mr. Blackwood advised Bank of America, N.A. of the size of the proposed transaction, anticipated debt leverage, the credit rating process and the hypothetical financial profile of the combined entity.

On December 22, 2020, representatives of Goldman Sachs had a telephone discussion with Mr. VanWees to inform him of the FLIR Board’s counterproposal of $57.00 per share in return for FLIR not contacting other potential strategic buyers. Mr. VanWees informed the Goldman Sachs representatives that it was unlikely that Teledyne would accept the counterproposal, but that they could potentially offer $56.00 per share.

Later on December 22, 2020, representatives of Goldman Sachs had another telephone discussion with Mr. VanWees during which Mr. VanWees confirmed that Teledyne would increase its offer price to $56.00 per share and indicated that Teledyne did not have any room to move higher. The increased offer price of $56.00 per share represented a premium of approximately 35% over FLIR’s closing share price on December 22, 2020. The parties also discussed the status of Teledyne’s high priority diligence items and Mr. VanWees indicated that Teledyne’s counsel would begin drafting a definitive transaction agreement.

On December 23, 2020, Mr. VanWees conveyed to a representative of Goldman Sachs Teledyne’s concern that the approximate 6.6% increase in the trading price of FLIR Common Stock and the increase in trading volume that occurred on December 23, 2020 may have been due to a leak about a potential acquisition of FLIR and as a result Teledyne wanted to accelerate the timetable for due diligence and transaction negotiations in order to sign a definitive transaction agreement no later than January 4, 2021.

Also on December 23, 2020, FLIR provided Teledyne access to its virtual data room and delivered priority questions with respect to FLIR’s reverse due diligence of Teledyne.

On December 24, 2020, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs provided the FLIR Board with an update on the discussions with Teledyne, including the increased offer price of $56.00 per share, Teledyne’s indication that it did not have any room to move higher on price and Teledyne’s proposed timing for signing a definitive transaction agreement. The FLIR Board then discussed the merits of and risks related to a transaction with Teledyne, including the benefits to stockholders of receiving $56.00 per share in cash and shares of Teledyne Common Stock. The FLIR Board also discussed the negotiations with Teledyne that had occurred to date and the FLIR Board’s view that Teledyne was unwilling to further increase its offer price. Representatives of Goldman Sachs reviewed its preliminary financial analyses of FLIR, Teledyne and Teledyne’s $56.00 per share proposal. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board. The FLIR Board directed management to proceed with a potential transaction with Teledyne without a pre-signing market check based on the increased offer price of $56.00 per share. The FLIR Board instructed representatives of Goldman Sachs and Hogan Lovells to negotiate for favorable terms in the definitive transaction agreement.

On December 24, 2020, representatives of each of FLIR and Teledyne had multiple telephone calls to discuss diligence matters, site visits and required regulatory filings.

On December 26, 2020, representatives of McGuireWoods sent an initial draft of the merger agreement to representatives of Hogan Lovells. The initial draft of the merger agreement provided for, among other things, a termination fee in an amount equal to 3.75% of the equity value of FLIR at the transaction price payable by FLIR in certain circumstances and no reverse termination fee.

From December 27, 2020 through January 3, 2021, representatives of FLIR and Teledyne held numerous telephone conferences to discuss due diligence matters regarding finance, accounting, legal, contracts, regulatory and compliance, operations and human resources.

On December 28, 2020, representatives of each of McGuireWoods, Teledyne, FLIR and Hogan Lovells held a telephone conference to discuss the initial draft merger agreement.

On December 29, 30, and 31, 2020 and January 1, 2, and 3, 2021, representatives of Hogan Lovells and McGuireWoods exchanged revised drafts of the merger agreement. During this time, the parties held numerous telephone conferences to discuss the drafts of the merger agreement and negotiate, among other things, the circumstances under which FLIR could entertain third-party acquisition offers prior to the closing of the Mergers, the circumstances under which either the FLIR Board or the Teledyne Board could change their recommendations to their respective shareholders that they approve the FLIR Merger Proposal (in the case of FLIR) or the Share Issuance Proposal (in the case of Teledyne), the amounts and triggers of the termination fee payable by FLIR and the reverse termination fee payable by Teledyne if the Merger Agreement is terminated under certain circumstances, FLIR’s ability to issue dividends prior to the closing of the Mergers, FLIR’s ability to issue new equity awards prior to the closing of the Mergers and the treatment of such equity awards in the Mergers, FLIR’s ability to pay retention awards to personnel of FLIR and its subsidiaries and the aggregate amount of such awards, the circumstances under which Teledyne could be required to make divestitures in order to obtain antitrust regulatory approval for the Mergers and the scope of the operating covenants that would be applicable to each of FLIR and Teledyne prior to the closing of the Mergers.

On December 30, 2020, representatives of Goldman Sachs and Hogan Lovells with members of FLIR’s management team present provided Mr. Lewis, Mr. Angus Macdonald, Chair of the Audit Committee of the FLIR Board, Mr. Steven E. Wynne, Chair of the Corporate Governance Committee of the FLIR Board and the Ethics & Compliance Committee of the FLIR Board, and Ms. Catherine Halligan, Chair of the Compensation Committee of the FLIR Board, with an update on the proposed transaction with Teledyne and status of negotiations on the draft merger agreement. Representatives of Goldman Sachs and Hogan Lovells responded to questions from the FLIR directors.

On January 1, 2021, representatives of Teledyne visited FLIR’s facilities in Täby, Sweden; Goleta, California; Billerica, Massachusetts; Chelmsford, Massachusetts; Wilsonville, Oregon; and Waterloo, Ontario, Canada.

On January 1, 2021, Goldman Sachs provided a letter to Ms. Galindo, as General Counsel and Secretary of FLIR, confirming that in the two years preceding the date of the letter, the Investment Banking Division of

Goldman Sachs had not been engaged by Teledyne or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs had recognized compensation and confirmed that nothing would limit Goldman Sachs’s ability to fulfill its potential responsibilities as financial advisor to FLIR in connection with a contemplated engagement of Goldman Sachs as financial advisor in connection with the proposed transaction.

On January 2, 2021, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, the FLIR Board received an update on the status of the proposed transaction with Teledyne. Representatives of Goldman Sachs reviewed Goldman Sachs’s preliminary financial analyses of FLIR, Teledyne and Teledyne’s $56.00 per share proposal. Representatives of Hogan Lovells provided an update on the status of the draft merger agreement and provided a summary of the material terms of the draft merger agreement. Ms. Galindo, Ms. Lowe and Ms. Paula Cooney, Senior Vice President and Chief Human Resources Officer of FLIR, reported on the status of reverse due diligence efforts on Teledyne. Ms. Cooney also discussed the plan for the various merger-related communications. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board.

Also on January 2, 2021, at a special meeting of the Teledyne Board at which representatives of Evercore and McGuireWoods were present, Melanie Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary of Teledyne, reviewed the fiduciary duties of the Teledyne directors in connection with the proposed transaction. Prior to the meeting, the Teledyne Board was provided with a summary of the material terms of the proposed transaction, including the form, terms, and provisions of the Commitment Letter. At the meeting, members of Teledyne’s management team reviewed the material terms of the proposed Merger Agreement. Representatives of Evercore reviewed Evercore’s preliminary financial analyses with respect to the Mergers. Also at this meeting, the Teledyne Board reviewed the disclosure statement previously provided by Evercore to the Teledyne Board on December 30, 2020, which disclosure statement indicated that there were no prior or current engagements or relationships between Evercore and FLIR during the prior two-year period in connection with the Mergers. The Teledyne Board formed the Teledyne Transaction Committee consisting of Kenneth C. Dahlberg and Roxanne S. Austin for the purpose of (i) receiving and reviewing the fairness opinion from Evercore on behalf of the Teledyne Board and (ii) reviewing and approving the final form of the Merger Agreement. The Teledyne Board then approved (x) the Commitment Letter and other financing documentation, (y) an amendment to the exclusive forum provision in the Teledyne Bylaws and (z) subject to the receipt and review of the Evercore opinion and the review and approval of the final Merger Agreement by the Teledyne Transaction Committee, the Merger Agreement, the Mergers, the Share Issuance and the other transactions contemplated by the Merger Agreement. For further information concerning the factors considered by the Teledyne Board in reaching its decision to approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, including the Share Issuance, see “The Mergers—Teledyne’s Reasons for the Mergers; Recommendation of the Teledyne Board of Directors.”

On January 3, 2021, at a special meeting of the FLIR Board at which members of FLIR’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs reviewed Goldman Sachs’s financial analyses of FLIR, Teledyne and Teledyne’s $56.00 per share proposal. At the request of the FLIR Board, representatives of Goldman Sachs rendered its oral opinion, confirmed by delivery of a written opinion dated January 4, 2021, to the FLIR Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken in such opinion, the $56.00 per share to be received by the holders of FLIR common stock (other than Teledyne and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Goldman Sachs is more fully described in the section titled “The Mergers—Opinion of FLIR’s Financial Advisor.” Representatives of Hogan Lovells reviewed the terms of the proposed Merger Agreement, with a particular focus on the terms relating to FLIR’s representations and warranties, interim operating covenants, the “no-shop” and “fiduciary out” provisions, efforts to secure antitrust approvals, financing, closing conditions, termination fees and termination rights, and the negotiations over those terms, and reviewed the FLIR Board’s fiduciary duties. The FLIR Board discussed the terms of the proposed Merger Agreement, including that the FLIR Board could entertain certain unsolicited third-party proposals following the execution and announcement of the Merger Agreement and that a $250 million termination fee, representing approximately 3.4% of the equity value of FLIR, would be payable in certain circumstances, including in the event the FLIR Board were to pursue, subject to the terms and conditions of the Merger Agreement, an alternative proposal that was viewed by the FLIR Board as superior to the merger with Teledyne. Representatives of Goldman Sachs and Hogan Lovells and members of FLIR’s management team responded to questions from the FLIR Board. For further information concerning the factors considered by the FLIR Board in reaching its decision to approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, see “The Mergers—FLIR’s Reasons for the Mergers; Recommendation of the FLIR Board of Directors.”

Following consideration of the matters discussed during the course of the FLIR Board meeting, the FLIR Board (i) determined that it was fair to, advisable and in the best interests of FLIR and its stockholders for FLIR to enter into the Merger Agreement and effect the Mergers and other transactions contemplated thereby, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby (including the Mergers) on behalf of FLIR, (iii) directed that the FLIR Merger Proposal, the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal be submitted to the FLIR stockholders for consideration, and (iv) recommended that FLIR stockholders vote in favor of such proposals.

At 12:01 a.m. Eastern Time on January 4, 2021, the Teledyne Transaction Committee held a meeting to receive and review the Evercore fairness opinion and approve and authorize the final terms of the Merger Agreement. At this meeting, Evercore reviewed Evercore’s financial analysis of the merger consideration and delivered its opinion to the Teledyne Board to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and matters described in Evercore’s opinion, the merger consideration of $28.00 in cash and 0.0718 shares of Teledyne Common Stock to be paid to the holders of FLIR Common Stock in the Mergers was fair, from a financial point of view, to Teledyne. The opinion of Evercore is more fully described in the section titled “The Mergers—Opinion of Teledyne’s Financial Advisor.” Following receipt of Evercore’s opinion, the Teledyne Transaction Committee reviewed changes in the key terms of the principal transaction agreements since the meeting of the Teledyne Board on January 2, 2021 and approved the Merger Agreement and the transactions contemplated thereby.

On January 4, 2021, FLIR and Teledyne executed the Merger Agreement. On the morning of January 4, 2021, prior to the commencement of trading on NASDAQ and the NYSE, FLIR and Teledyne issued a joint press release announcing their execution of the Merger Agreement.

Certain Relationships between Teledyne and FLIR

Teledyne, FLIR and their respective affiliates sometimes engage in transactions and enter into agreements with each other in the ordinary course of business. No such transaction occurring in Teledyne’s 2020 fiscal year, or the two prior fiscal years, had a value in excess of 1% of either party’s consolidated revenues for the calendar year in which such transaction occurred, nor did all such transactions in the aggregate have a cumulative value in excess of 1% of either party’s consolidated revenues, for the fiscal year in which such transactions occurred. Except as described in this joint proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current fiscal years of Teledyne and FLIR or the five immediately preceding fiscal years of Teledyne and FLIR, between Teledyne or its affiliates, on the one hand, and FLIR or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.

Teledyne’s Reasons for the Mergers; Recommendation of the Teledyne Board of Directors

At a meeting held on January 2, 2021, the Teledyne Board reviewed and considered the proposed Mergers with the assistance of Teledyne’s management, as well as with Teledyne’s legal and financial advisors. With one director, Michael T. Smith, who also serves on the FLIR Board, absenting himself from the meeting, the Teledyne Board approved the execution of the Merger Agreement, taking into consideration a number of substantive factors, both positive and negative, and potential benefits and detriments of the Mergers to Teledyne and its stockholders.

Accordingly, the Teledyne Board recommends that Teledyne stockholders vote “FOR” the Teledyne Share Issuance Proposal and “FOR” the Teledyne Adjournment Proposal.

In making its determination, the Teledyne Board focused on, among other things, the following material factors (not necessarily in order of relative importance):

•	the synergies in merging with a business that has the same core business model based on proprietary sensor technologies, but with different products and markets;

•

the opportunity to add new and complementary products with FLIR’s products based on different semiconductor technologies for imaging across different wavelengths than Teledyne products, and the opportunity to serve different customers and applications, with minimal overlapping technologies and markets;

•

the expectation of combining two businesses that both provide sensors, cameras and sensor systems to customers and both business portfolios being balanced among commercial and government markets and geographies, but with Teledyne primarily producing extremely high-performance infrared detectors used for astronomy and space-based imaging applications compared to FLIR’s products focused on helicopters to soldiers to firefighters throughout commercial tomography and automotive advanced driver systems;

•	Teledyne management’s track record in successfully integrating acquired companies;

•	the opportunity to add FLIR’s suite of imaging sensor products based on different semiconductor technologies for different wavelengths to Teledyne’s offerings;

•

Teledyne management’s identification of $40 million of potential synergies per year following the closing of the Mergers resulting from the combination of Teledyne’s and FLIR’s businesses, potentially growing to $80 million per year over time;

•

while future financial performance cannot be guaranteed, the belief that the acquisition of FLIR will be immediately accretive to earnings, excluding transaction costs and intangible asset amortization;

•	the terms applicable to the financing contemplated by the Commitment Letter, under which such lenders have committed to provide Teledyne with a $4.5 billion senior 364-day Bridge Facility;

•	the expectation of the Teledyne Board that antitrust and regulatory approvals required to consummate the Mergers would be obtained in the anticipated timeframe;

•	the scope and results of the due diligence investigation that Teledyne and its advisors conducted on FLIR;

•

the oral opinion of Evercore, financial advisor to Teledyne, to the Teledyne Board on January 4, 2021 (confirmed in writing later that day) to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and matters described in Evercore’s opinion, the merger consideration of $28.00 in cash and 0.0718 shares of Teledyne Common Stock to be paid to the holders of FLIR Common Stock in the Mergers was fair, from a financial point of view, to Teledyne, as more fully described below in the section “—Opinion of Teledyne’s Financial Advisor” beginning on page 83 of this joint proxy statement/prospectus supplement. The full text of the written opinion of Evercore to the Teledyne Board is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference;

•

the terms of the Merger Agreement that require FLIR to pay a $250 million termination fee to Teledyne under certain circumstances in which the Merger Agreement is terminated, including circumstances relating to a change in the recommendation of the adoption of the Merger Agreement to FLIR’s stockholders by the FLIR Board;

•

the mix of cash and stock consideration, the fixed exchange ratio for the stock component of the merger consideration and the fact that because of the fixed exchange ratio (i.e., it will not be adjusted for fluctuations in the market price of Teledyne Common Stock or FLIR Common Stock), Teledyne would have certainty as to the number of shares of Teledyne Common Stock to be issued in connection with the First Merger, while noting that the value of Teledyne Common Stock to be paid to FLIR stockholders upon the closing of the First Merger could be significantly more or less than its implied value prior to the announcement of the execution of the Merger Agreement as a result of any difference in the market price of Teledyne Common Stock between the time of announcement and the closing of the First Merger;

•	the willingness of the Chairman of the FLIR Board to enter into a voting agreement in connection with the transactions contemplated by the Merger Agreement;

•

the course of negotiations between the parties in arriving at the amount and mix of consideration to be paid in the Mergers, taking note of the historic and current market prices of Teledyne Common Stock and FLIR Common Stock;

•	the general terms and conditions of the Merger Agreement, including the customary nature of the parties’ representations, warranties and covenants;

•

the likelihood that the Mergers would be consummated and the anticipated timing of closing based on, among other things, the scope of the conditions precedent to the closing generally, including regulatory approvals, the approval by FLIR’s stockholders of the FLIR Merger Proposal and the approval by Teledyne’s stockholders of the Teledyne Share Issuance Proposal; and

•

the likelihood that the Mergers, the Share Issuance and the other transactions contemplated by the Merger Agreement would be completed on a timely basis, including the likelihood that the Mergers would receive all necessary regulatory clearances and approvals without the imposition of unacceptable conditions.

The Teledyne Board also considered potential risks, uncertainties and other factors weighing negatively against the transactions contemplated by the Merger Agreement (including the Mergers and the Share Issuance), including, but not limited to, those set forth below:

•

the possibility that the Mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Teledyne and/or FLIR, including the potential length of the regulatory review process;

•	the challenges of combining the businesses of the two companies and the attendant risks of not achieving the expected strategic benefits and cost savings on the anticipated timeframe or at all;

•

the obligation of Teledyne to pay an approximately $250 million termination fee under certain circumstances where the Merger Agreement is terminated as a result of (i) the Teledyne Board changing its recommendation of the Share Issuance to Teledyne’s stockholders, (ii) Teledyne’s stockholders failing to approve the Teledyne Share Issuance Proposal and Teledyne subsequently entering into a competing acquisition agreement or closing on any such transaction within 12 months or (iii) the Merger Agreement being terminated as a result of Teledyne’s material breach and Teledyne subsequently entering into a competing acquisition agreement or closing on any such transaction within 12 months;

•	the inability to finalize and consummate the financing arrangements contemplated by the Commitment Letter;

•

the Merger Agreement terms providing that Teledyne’s obligation to consummate the Mergers is not conditioned upon obtaining financing, which could subject Teledyne to unanticipated liabilities and expenses in the event those other transactions cannot be completed in the anticipated timeframe or at all;

•

the possibility that FLIR may seek specific performance in the event that Teledyne fails to consummate the Mergers pursuant to the terms of the Merger Agreement, even if Teledyne has not obtained financing for the Mergers;

•

the increased leverage and borrowing costs for Teledyne following the consummation of the Mergers and the other transactions contemplated by the Merger Agreement as a result of the incurrence of debt to finance such transactions;

•	the potential for diversion of management and employee attention from operational matters for an extended period of time;

•	the perception of investors and the potential impact on the trading price of shares of Teledyne Common Stock;

•

the terms and conditions of the Merger Agreement that restrict the conduct of Teledyne’s business pending the closing of the Mergers, which could delay or prevent Teledyne from undertaking business opportunities that may arise or from taking other actions with respect to its operations that the Teledyne Board and Teledyne’s management might believe were appropriate or desirable, and the potential length of time before conditions to consummation of the Mergers can be satisfied, during which time Teledyne would be subject to such restrictive terms and conditions;

•

the ability of FLIR to terminate the Merger Agreement in order to enter into an alternative acquisition agreement that the FLIR Board determines to be a superior proposal, subject to certain conditions (including Teledyne’s right to have an opportunity to revise the terms of the Merger Agreement), provided that FLIR concurrently pay a $250 million termination fee to Teledyne under certain circumstances as described in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 137 of this joint proxy statement/prospectus and “The Merger Agreement—Termination Fees” beginning on page 139 of this joint proxy statement/prospectus;

•	the risk of litigation relating to the Mergers and the other transactions contemplated by the Merger Agreement;

•

the significant costs involved in connection with entering into the Merger Agreement and completing the Mergers and the Share Issuance, including costs to financial and other advisors, and the substantial time and effort of Teledyne’s management required to complete the transactions contemplated by the Merger Agreement, which may disrupt Teledyne’s business operations;

•

the rights of FLIR stockholders to demand appraisal of their shares of FLIR Common Stock in connection with the First Merger and the potential effect of such demands to increase the amount of cash to be paid by Teledyne;

•

the fact that the exchange ratio for the stock component of the merger consideration is fixed and will not fluctuate in the event that the market price of FLIR Common Stock decreases or the market price of Teledyne Common Stock increases between the date of the Merger Agreement and the consummation of the Mergers;

•	the fact that the Share Issuance will dilute the ownership of Teledyne’s existing stockholders; and

•

other risks of the type and nature described in “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 44 of this joint proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Teledyne Board is not intended to be exhaustive, but rather is meant to include the material factors that the Teledyne Board considered. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Teledyne Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Teledyne Board based its approval on an overall review and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

This explanation of Teledyne’s reasons for the Mergers and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 44 of this joint proxy statement/prospectus.

Unaudited Prospective Financial Information Used by the Teledyne Board of Directors and Teledyne’s Financial Advisor

Teledyne generally does not make public internal projections as to future performance, revenue, earnings or other results, and is especially cautious of making projections for extended periods into the future due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in the course of evaluating the Mergers and negotiating the Merger Agreement, the management of Teledyne prepared certain non-public information, including certain unaudited internal financial forecasts with respect to Teledyne (the “Teledyne Projections”) and certain unaudited projections relating to synergies that it estimated would be achieved as a result of the Mergers for fiscal years 2021 through 2024 (the “Teledyne Management Synergy Projections”), which were provided to the Teledyne Board, Evercore, FLIR and FLIR’s financial advisor in connection with their evaluation of the proposed transactions. In addition, the management of FLIR prepared the FLIR Projections, as defined and more fully described in the section below titled “—Unaudited Prospective Financial Information Used by the FLIR Board of Directors and FLIR’s Financial Advisor”) on page 100 of this joint proxy statement/prospectus, which were provided to Teledyne and Evercore. Teledyne provided the FLIR Projections to the Teledyne Board and Evercore. The Teledyne Board reviewed and approved the use of each of the Teledyne Projections and the FLIR Projections by Evercore for purposes of its financial analyses and fairness opinion.

The Teledyne Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants, for preparation and presentation of projections of prospective financial information. The Teledyne Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond management’s control. Further, given that the Teledyne Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The assumptions upon which the Teledyne Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Teledyne and FLIR operate, and the risks and uncertainties described in the section “Cautionary Statements Regarding Forward-Looking Statements” on page 44 of this joint proxy statement/prospectus all of which are difficult or impossible to predict accurately and many of which are beyond Teledyne’s control.

In the view of Teledyne management, the Teledyne Projections were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Teledyne and FLIR. However, this information is not fact and should not be relied upon as being necessarily indicative of future results. You are cautioned not to place undue reliance on the prospective financial information. Neither Teledyne’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Summary of Certain Financial Projections Prepared by Teledyne

The following table presents the Teledyne Projections consisting of unaudited prospective financial information for fiscal years 2020 through 2027 prepared in connection with the negotiation of the Merger Agreement. Teledyne’s fiscal year is determined based on a 52- or 53-week convention ending on the Sunday nearest to December 31. The Teledyne Projections were reviewed by the Teledyne Board and provided to Evercore and approved for Evercore’s use in connection with its financial analyses and fairness opinion. Teledyne also provided the Teledyne Projections to FLIR in connection with the negotiation of the Merger Agreement.

Teledyne’s management made various assumptions when preparing the Teledyne Projections. These assumptions included estimates of revenue growth and segment operating margins for the Digital Imaging, Instrumentation, Aerospace and Defense Electronics and Engineered Systems Segments. The Teledyne Projections for 2020 and 2021 were derived from Teledyne’s rolling forecast and draft annual business plan, respectively. The Teledyne Projections for 2022 through 2023 were derived from Teledyne’s draft strategic plan. For 2024 through 2027, the Teledyne Projections reflect managements’ forecast based on historical performance, as well as anticipated general business and economic conditions. The aggregate projected compounded annual growth rate (CAGR) from 2019 actual revenue through 2027 was 4.6% and comprised of the following: Digital Imaging, 6.9%; Instrumentation, 3.7%; Aerospace and Defense Electronics, 1.3%; and Engineered Systems, 5.6%. Growth in Digital Imaging was expected due, in part, to greater than average growth in MEMS products, space-based imaging sensors, and industrial and scientific vision systems. Revenue in Instrumentation was expected to result from greater than average growth in sales of environmental and electronic test & measurement instrumentation and lower growth in revenue from marine instrumentation. Slow growth in sales of Aerospace and Defense Electronics largely was expected to result from a contraction of sales in the commercial aerospace market in 2020 followed by a slow recovery. Revenue growth in Engineered Systems was expected to result from a strong performance in 2020, slower growth in 2021 given the end-of-life of one product family, followed by greater than average growth in marine, nuclear and other manufacturing programs. Total operating margin was expected to improve in all periods given increased sales, significant cost reductions and facility consolidations which occurred in 2020, as well as continued margin improvement efforts.

Certain of the measures included in the Teledyne Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Teledyne may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Teledyne Board, the FLIR Board, Evercore or Goldman Sachs in connection with the Mergers. Accordingly, Teledyne has not provided a reconciliation of these financial measures. Additionally, Teledyne is unable to provide such a reconciliation for prospective periods because it is unable to reasonably predict certain items contained in the GAAP financial measures, including non-recurring and infrequent items that are not indicative of ongoing operations, due to the unknown effect, timing and potential significance of certain income statement items.

	For the Fiscal Year Ending
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
	(in millions)
Revenue	$3,077	$3,271	$3,498	$3,710	$3,934	$4,139	$4,335	$4,525
Net Income	$390	$435	$488	$552	$605	$660	$709	$759
Adjusted EBITDA(1)	$595	$679	$741	$818	$884	$951	$1,015	$1,076
Free Cash Flow(2)	$564	$652	$660	$714	$775	$837	$898	$955

(1)

Adjusted EBITDA is defined as (i) net income (loss) plus income taxes, net interest expense and depreciation, depletion and amortization, less (ii) non-service retirement benefit income and other income / (expense), net. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss). Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(2)

Free cash flow is defined as Adjusted EBITDA (as defined above), plus change in net working capital, less capital expenditures, and reflects management adjustments excluding other income and expenses. Free cash flow is a non-GAAP financial measure and should not be considered as an alternative to net cash provided by operations as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

Teledyne Management Synergy Projections

In connection with the negotiations regarding the Merger Agreement, Teledyne management also prepared the Teledyne Management Synergy Projections.

In calculating estimated synergies, Teledyne’s management made assumptions with respect to the near-term elimination of public-company costs and commensurate overhead expenses. In future periods, synergies were expected to result from integration of business development, marketing, research and development and procurement expenses, as well as consolidation of a number of regional manufacturing and sales and service locations among Teledyne and FLIR. Furthermore, Teledyne expected to achieve savings upon integration of compliance programs.

The following table presents a summary of the Teledyne Management Synergy Projections consisting of cost savings as follows:

	For the Fiscal Year Ending
	2021E(1)	2022E(2)	2023E(2)	2024E	Terminal Years
	(in millions)
Synergies	$40	$55	$70	$80	$80

(1)

Excludes $20 million of one-time costs to achieve synergies that take place immediately (day 1) as part of the integration. These costs include change in control cash payments, severance and lease terminations.

(2)	Excludes $5 million of costs to achieve synergies.

The Teledyne Management Synergy Projections were reviewed by the Teledyne Board and provided to Evercore, and approved for its use in connection with its financial analyses and fairness opinion, and to FLIR.

Opinion of Teledyne’s Financial Advisor

Teledyne retained Evercore to act as its financial advisor in connection with the Mergers. As part of this engagement, the Teledyne Board requested that Evercore evaluate the fairness, from a financial point of view, to Teledyne of the merger consideration to be paid to the holders of FLIR Common Stock in the Mergers. At a meeting of the Teledyne Transaction Committee held on January 4, 2021, Evercore rendered to the Teledyne Board its oral opinion, confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and matters described in Evercore’s opinion, the merger consideration of $28.00 in cash and 0.0718 shares of Teledyne Common Stock to be paid to the holders of FLIR Common Stock in the Mergers was fair, from a financial point of view, to Teledyne.

The full text of the written opinion of Evercore, dated as of January 4, 2021, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this joint proxy statement / prospectus and is incorporated herein by reference. You are encouraged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Teledyne Board (in its capacity as such) in connection with its evaluation of the proposed Mergers. The opinion does not constitute a recommendation to the Teledyne Board or to any other persons in respect of the Mergers, including as to how any holder of shares of FLIR Common Stock or Teledyne Common Stock should vote or act in respect of the Mergers. Evercore’s opinion does not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to Teledyne, nor does it address the underlying business decision of Teledyne to engage in the Mergers.

In connection with rendering its opinion, Evercore, among other things:

(i) reviewed certain publicly available business and financial information relating to FLIR and Teledyne that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(ii) reviewed the FLIR Projections furnished to Evercore by the management of FLIR and the Teledyne Projections prepared and furnished to Evercore by management of Teledyne, each as approved for Evercore’s use by Teledyne (together, for purposes of this section of the joint proxy statement/prospectus, the “Forecasts”), including the Teledyne Management Synergy Projections, as approved for Evercore’s use by Teledyne (for purposes of this section of the joint proxy statement/prospectus, the “Synergies”). The Teledyne Projections and the Teledyne Management Synergy Projections are each more fully described in the section above entitled “—Unaudited Prospective Financial Information Used by the Teledyne Board of Directors and Teledyne’s Financial Advisor,” and the FLIR Projections are more fully described in the section below entitled “—Unaudited Prospective Financial Information Used by the FLIR Board of Directors and FLIR’s Financial Advisor”;

(iii) discussed with managements of Teledyne and FLIR their assessment of the past and current operations of FLIR, the current financial condition and prospects of FLIR and the FLIR Projections and discussed with management of Teledyne their assessment of the past and current operations of Teledyne, the current financial condition and prospects of Teledyne, and the Forecasts, including the Synergies (including their views on the risks and uncertainties of achieving the Forecasts, including the Synergies);

(iv) reviewed the reported prices and the historical trading activity of the FLIR Common Stock and Teledyne Common Stock;

(v) compared the financial performance of FLIR and Teledyne and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

(vi) compared the financial performance of FLIR and the valuation multiples relating to the Mergers with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

(vii) reviewed the financial terms and conditions of a draft, dated as of January 3, 2021, of the Merger Agreement; and

(viii) performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore assumed no responsibility or liability for any independent verification of such information), and further relied upon the assurances of the managements of Teledyne and FLIR that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, Evercore assumed with Teledyne’s consent that they had been reasonably prepared on bases reflecting the best then-currently available estimates and good faith judgments of the managements of Teledyne and FLIR as to the future financial performance of Teledyne and FLIR, as applicable, and the other matters covered thereby. Evercore relied, at the direction of Teledyne, on the assessments of the management of Teledyne as to Teledyne’s ability to achieve the Synergies and was advised by Teledyne, and assumed with Teledyne’s consent, that the Synergies would be realized in the amounts and at the times projected. Evercore expressed no view as to the Forecasts, including the Synergies, or the assumptions on which they were based.

For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement would not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Mergers would be satisfied without waiver or modification thereof in any way material to Evercore’s opinion. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Mergers would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on FLIR, Teledyne or the consummation of the Mergers or reduce the contemplated benefits to Teledyne of the Mergers.

Evercore did not conduct a physical inspection of the properties or facilities of FLIR or Teledyne and did not make and did not assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of FLIR or Teledyne, and Evercore was not furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of FLIR or Teledyne under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on January 4, 2021. It is understood that developments subsequent to January 4, 2021 may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and has expressed no opinion with respect to, any matter other than the fairness to Teledyne, from a financial point of view, of the merger consideration. Evercore does not express any view on, and its opinion does not address, the fairness of the Mergers to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of FLIR, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Teledyne or FLIR, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore was not asked to, and Evercore did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Mergers, including, without limitation, the structure or form of the Mergers, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to Teledyne, nor does it address the underlying business decision of Teledyne to engage in the Mergers. Evercore does not express any view on, and its opinion did not address, what the value of Teledyne Common Stock actually will be when issued or the prices at which FLIR Common Stock will trade at any time, including following announcement or consummation of the Mergers. Evercore’s opinion does not constitute a recommendation to the Teledyne Board or to any other persons in respect of the Mergers, including as to how any holder of shares of the FLIR Common Stock or Teledyne Common Stock should vote or act in respect of the Mergers. Evercore did not express any opinion as to the prices at which shares of FLIR Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on FLIR or the Mergers or as to the impact of the Mergers on the solvency or viability of FLIR or the ability of FLIR to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Teledyne and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Teledyne Board on January 2, 2021 and at a meeting of the Teledyne Transaction Committee held on January 4, 2021 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before December 31, 2020 (the last full trading date prior to the rendering of Evercore’s opinion), and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Teledyne or FLIR. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

Summary of Evercore’s Financial Analyses

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Analysis of FLIR

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of FLIR to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that FLIR was forecasted to generate during FLIR’s fiscal years 2021 through 2025 based on the Forecasts. Evercore calculated terminal values for FLIR (i) by applying terminal multiples of 14.0x to 18.0x, which range was selected based on Evercore’s professional judgment and experience, to FLIR’s estimated Adjusted EBITDA in fiscal year 2025 as set forth in the Forecasts (which we refer to as the “exit multiple method”) as well as (ii) by applying perpetuity growth rates of 3.0% to 4.0%, which range was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the standalone unlevered, after-tax free cash flow that FLIR was forecasted to generate based on the Forecasts (which we refer to as the “perpetuity growth method”).

The cash flows and terminal values in each case were then discounted to present value as of December 31, 2020 using discount rates ranging from 8.5% to 9.5%, which were based on an estimate of FLIR’s weighted average cost of capital, and the mid-year cash flow discounting convention, to derive ranges of implied enterprise values of FLIR.

Evercore calculated implied enterprise values for FLIR both including, as well as excluding, the net present value of the Synergies. Based on the derived ranges of implied enterprise values, FLIR’s estimated net debt (calculated as total debt and certain other debt-like items per FLIR’s management less cash and cash equivalents) as of December 31, 2020, and the number of fully diluted shares of FLIR Common Stock, in each case as provided by FLIR’s management, this analysis indicated the following ranges of implied equity values per share of FLIR Common Stock, compared to the implied merger consideration of $56.00 per share of FLIR Common Stock, which was calculated by adding the $28.00 in the cash component of the merger consideration to an implied value of $28.00 for the 0.0718 share of Teledyne Common Stock included in the merger consideration (based on Teledyne’s 5-day volume weighted average price as of December 31, 2020):

Implied Equity Value per Share of FLIR Common Stock
Perpetuity Growth Rate Method, without Synergies	$48.51 – $69.90
Perpetuity Growth Rate Method, with Synergies	$53.51 – $74.90
Exit Multiple Method, without Synergies	$58.77 – $77.33
Exit Multiple Method, with Synergies	$63.77 – $82.33

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of FLIR to corresponding financial multiples and ratios for the following selected publicly traded companies in the defense technologies industry and industrial technologies industry (the “FLIR selected companies”).

Defense Technologies	Industrial Technologies
• AeroVironment, Inc. • Elbit Systems Ltd. • HEICO Corporation • Kratos Defense & Security Solutions, Inc. • L3Harris Technologies, Inc. • Mercury Systems, Inc. • Raytheon Technologies Corporation

•  AMETEK, Inc.

•  Cognex Corporation

•  Fortive Corporation

•  Garmin Ltd.

•  Hexagon AB

•  Honeywell International Inc.

•  Keyence Corporation

•  National Instruments Corporation

•  Rockwell Automation, Inc.

•  Roper Technologies, Inc.

•  Teledyne Technologies Incorporated

•  Trimble Inc.

For each of the FLIR selected companies, Evercore calculated, among other things, (i) enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and minority interest, less cash, cash equivalents and investments in affiliates) as a multiple of estimated 2021 Adjusted EBITDA (“2021E Adjusted EBITDA”) and (ii) closing share prices as of December 29, 2020 as a multiple of estimated 2021 earnings per share (“2021E EPS” and such ratio, “P/E Ratio”). Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.

This analysis indicated the following:

Defense Technologies

	High	Low	Median
Enterprise Value / 2021E Adjusted EBITDA	37.3x	12.0x	21.3x	[1]
2021E P/E Ratio[2]	42.5x	14.3x	20.4x

1   For purposes of its financial analyses, Evercore also calculated the median multiple excluding HEICO Corporation and Kratos Defense & Security Solutions, Inc., as Evercore viewed their respective multiples as outliers. The median multiple excluding those two companies was 13.1x.

2   HEICO Corporation and Kratos Defense & Security Solutions, Inc. were each excluded when calculating the “High,” “Low” and “Median” multiples because their respective multiples were viewed by Evercore as not meaningful as they were outliers.

Industrial Technologies

	High	Low	Median
Enterprise Value / 2021E Adjusted EBITDA[1]	41.8x	18.1x	21.3x	[2]
2021E P/E Ratio[3]	33.9x	23.5x	28.0x

1	Cognex Corporation was excluded when calculating the “High,” “Low” and “Median” multiples because its multiple was viewed by Evercore as not meaningful as it was an outlier.
2

For purposes of its financial analyses, Evercore also calculated the median multiple excluding Keyence Corporation, as Evercore viewed its multiple as an outlier. The median multiple excluding that company was 21.0x.

3

Cognex Corporation, Keyence Corporation and National Instruments Corporation were each excluded when calculating the “High,” “Low” and “Median” multiples because their respective multiples were viewed by Evercore as not meaningful as they were outliers.

Based on the multiples it derived for the FLIR selected companies and based on its professional judgment and experience, Evercore applied an enterprise value / 2021 Adjusted EBITDA multiple reference range of 13.0x to 21.0x to FLIR’s 2021E Adjusted EBITDA based on the Forecasts to derive a range of implied enterprise values of FLIR. Based on the derived range of implied enterprise values, FLIR’s estimated net debt (calculated as total debt and certain other debt-like items per FLIR’s management, less cash and cash equivalents) as of December 31, 2020, and the number of fully diluted shares of FLIR Common Stock, in each case as provided by FLIR’s management, this analysis indicated a range of implied equity values per share of FLIR Common Stock of $42.65 to $71.63, compared to the implied merger consideration of $56.00 per share of FLIR Common Stock, which was calculated by adding the $28.00 cash component of the merger consideration to an implied value of $28.00 for the 0.0718 share of Teledyne Common Stock included in the merger consideration (based on Teledyne’s 5-day volume weighted average price as of December 31, 2020).

Based on the multiples it derived for the FLIR selected companies and its professional judgment and experience, Evercore also applied a 2021E P/E Ratio multiple reference range of 20.5x to 28.0x to FLIR’s 2021E EPS based on the Forecasts. Based on this range of implied P/E Ratios, this analysis indicated a range of implied equity values per share of FLIR Common Stock of $50.91 to $69.53, compared to the implied merger consideration of $56.00 per share of FLIR Common Stock, which was calculated by adding the $28.00 cash component of the merger consideration to an implied value of $28.00 for the 0.0718 share of Teledyne Common Stock included in the merger consideration (based on Teledyne’s 5-day volume weighted average price as of December 31, 2020).

Although none of the FLIR selected companies is directly comparable to FLIR, Evercore selected these companies because they are publicly traded companies in the defense technologies industry and industrial technologies industry that Evercore, in its professional judgment and experience, considered generally relevant to FLIR for purposes of its financial analyses. In evaluating the FLIR selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the FLIR selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the FLIR selected companies and the multiples derived from the FLIR selected companies. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the data of the FLIR selected companies.

Selected Transactions Analysis

Evercore reviewed, to the extent publicly available, financial information related to the following selected transactions involving publicly traded target companies in the industrial technologies industry announced since 2014 and in the defense technologies industry announced since 2011 (the “selected transactions”). The selected transactions reviewed by Evercore, and the month and year each was announced, are as set forth in the table below. For each selected transaction, Evercore calculated, among other things, the implied enterprise value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction plus total debt, plus preferred equity and minority interest, less cash, cash equivalents and investments in affiliates) as a multiple of last 12-month Adjusted EBITDA for the target company at the time of the announcement of the applicable transaction (“LTM Adjusted EBITDA”). Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

This analysis indicated the following:

Date Announced	Target	Acquiror	Enterprise Value / LTM Adjusted EBITDA
Industrial Technologies
December 2020	MTS Systems Corporation	Amphenol Corporation	14.2x
February 2020	ISRA Vision AG	Atlas Copco Germany Holding AG	21.0x
September 2019	Gatan (Roper Technologies, Inc.)	AMETEK, Inc.	N.A.
April 2019	JR Automation Technologies, LLC	Hitachi, Ltd.	~14.3x	*
September 2018	Integrated Device Technology, Inc.	Renesas Electronics Corporation	24.1x
October 2017	Excelitas Technologies Corp.	AEA Investors LP	~12.1x	*
September 2017	Landauer, Inc.	Fortive Corporation	16.7x
March 2017	Scott Technologies, Inc.	3M Company	12.9x
January 2017	Ixia	Keysight Technologies, Inc.	15.9x
May 2015	Pall Corporation	Danaher Corporation	20.9x
October 2014	Danaher Corporation Communications Business	NetScout Systems, Inc.	13.8x
June 2014	Measurement Specialties, Inc.	TE Connectivity Ltd.	19.5x
June 2014	Hittite Microwave Corporation	Analog Devices, Inc.	16.8x
Mean			16.8x
Median			16.3x

Defense Technologies
December 2020	Aerojet Rocketdyne Holdings, Inc.	Lockheed Martin Corporation	16.8x
January 2020	Collins Aerospace’s Military Global Positioning System Business	BAE Systems plc	14.1x
December 2019	DYHC, Inc. (a/k/a Dynetics)	Leidos Holdings, Inc.	12.6x
July 2019	Cobham plc	Advent International Corporation	13.3x
July 2019	Souriau-Sunbank Connection Technologies	Eaton Corporation plc	~12.0x	*
April 2019	LORD Corporation	Parker-Hannifin Corporation	15.1x
October 2018	L3 Technologies, Inc.	Harris Corporation	14.5x
October 2018	Esterline Technologies Corporation	TransDigm Group Incorporated	14.8x
September 2017	Orbital ATK, Inc.	Northrop Grumman Corporation	14.3x
February 2015	Exelis Inc.	Harris Corporation	9.3x
May 2014	Aeroflex Holding Corp.	Cobham plc	11.1x
April 2014	Orbital Sciences Corporation	Alliant Techsystems Inc.	~9.8x	*
September 2011	Goodrich Corporation	United Technologies Corporation	12.9x
Mean			13.1x
Median			13.3x

*	For purposes of its financial analyses, Evercore estimated this multiple using enterprise value and/or LTM Adjusted EBITDA metrics sourced from research reports or company disclosure, as applicable.

Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore selected a reference range of enterprise value to LTM Adjusted EBITDA multiples of 11.0x to 21.0x and applied this range of multiples to FLIR’s LTM Adjusted EBITDA as of December 31, 2020 based on the financial results for FLIR provided to Evercore by FLIR’s management. Based on this range of implied enterprise values, FLIR’s estimated net debt (calculated as total debt and certain other debt-like items per FLIR’s management, less cash and cash equivalents) as of December 31, 2020, and the number of fully diluted shares of FLIR Common Stock, in each case as provided by FLIR’s management, this analysis indicated a range of implied equity values per share of FLIR Common Stock of $33.66 to $68.30, compared to the implied merger consideration of $56.00 per share of FLIR Common Stock, which was calculated by adding the $28.00 cash component of the merger consideration to an implied value of $28.00 for the 0.0718 share of Teledyne Common Stock included in the merger consideration (based on Teledyne’s 5-day volume weighted average price as of December 31, 2020).

Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to FLIR and none of the selected transactions is directly comparable to the Mergers, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant to FLIR for purposes of its financial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Premiums Paid Analysis

Using publicly available information, Evercore reviewed 13 transactions and announced bids for control of U.S. public targets, each with an aggregate transaction value between $3 billion and $10 billion, announced in the last ten years through December 29, 2020. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day prior and four weeks prior to the announcement of each transaction.

This analysis indicated the following:

	1 Day Prior	4 Weeks Prior
25th Percentile	28%	26%
Median	32%	32%
75th Percentile	36%	40%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 25.0% to 40.0% to the closing price per share of FLIR Common Stock of $43.04 as of December 29, 2020. This analysis indicated a range of implied equity values per share of FLIR Common Stock of $53.80 to $60.26.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the shares of FLIR Common Stock prepared and published by equity research analysts that were publicly available as of December 29, 2020. These price targets reflect analysts’ estimates of the future public market trading price of the shares of FLIR Common Stock at the time the price target was published. As of December 29, 2020, the range of selected equity research analyst price targets per share of FLIR Common Stock was $35.00 to $54.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of FLIR Common Stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of FLIR and future general industry and market conditions.

Last 52-Week Trading Range

Evercore reviewed historical trading prices of shares of FLIR Common Stock during the 52-week period ended December 29, 2020, noting that the low and high closing prices during such period ranged from $25.52 to $58.79 per share of FLIR Common Stock, respectively.

Analysis of Teledyne

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Teledyne to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that Teledyne was forecasted to generate during Teledyne’s fiscal years 2021 through 2027 based on the Forecasts. Evercore calculated terminal values for Teledyne (i) using the exit multiple method by applying terminal multiples of 18.0x to 21.0x, which range was selected based on Evercore’s professional judgment and experience, to Teledyne’s estimated Adjusted EBITDA in fiscal year 2027 based on the Forecasts as well as (ii) using the perpetuity growth method by applying perpetuity growth rates of 3.25% to 4.25%, which range was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the standalone unlevered, after-tax free cash flow that Teledyne was forecasted to generate based on the Forecasts.

The cash flows and terminal values in each case were then discounted to present value as of December 31, 2020 using discount rates ranging from 8.25% to 9.25%, which were based on an estimate of Teledyne’s weighted average cost of capital, and the mid-year cash flow discounting convention, to derive ranges of implied enterprise values of Teledyne.

Based on the derived ranges of implied enterprise values, Teledyne’s estimated net debt (calculated as total debt and certain other debt-like items per Teledyne’s management less cash and cash equivalents) as of December 31, 2020, and the number of fully diluted shares of Teledyne Common Stock, in each case as provided by Teledyne’s management, this analysis indicated the following ranges of implied equity values per share of Teledyne Common Stock, compared to the share price of $384.91 per share of Teledyne Common Stock as of December 29, 2020:

Implied Equity Value per Share of Teledyne Common Stock
Perpetuity Growth Rate Method	$268.74 – $386.92
Exit Multiple Method	$329.80 – $397.98

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of Teledyne to corresponding financial multiples and ratios for the following selected publicly traded companies in the industrial technologies industry, including the industrial technologies compounders, and aerospace and defense industry (the “Teledyne selected companies”).

Industrial Technologies Compounders	Industrial Technologies (including the Industrial Technologies Compounders)	Aerospace and Defense
• AMETEK, Inc. • Fortive Corporation • IDEX Corporation • Roper Technologies, Inc.

•  AMETEK, Inc.

•  Amphenol Corporation

•  Cognex Corporation

•  Fortive Corporation

•  Hexagon AB

•  Honeywell International Inc.

•  IDEX Corporation

•  Keyence Corporation

•  Keysight Technologies, Inc.

•  National Instruments Corporation

•  Rockwell Automation, Inc.

•  Roper Technologies, Inc.

•  Spectris plc

•  TE Connectivity Ltd.

•  Teradyne, Inc.

•  Trimble Inc.

•  Viavi Solutions Inc.

• FLIR Systems, Inc. • HEICO Corporation • Kratos Defense & Security Solutions, Inc. • L3Harris Technologies, Inc. • Mercury Systems, Inc. • Ultra Electronics Holdings plc

For each of the Teledyne selected companies, Evercore calculated, among other things, (i) enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and minority interest, less cash, cash equivalents and investments in affiliates) as a multiple of 2021E Adjusted EBITDA and (ii) P/E Ratio based on closing share prices as of December 29, 2020 as a multiple of 2021E EPS. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.

This analysis indicated the following:

Industrial Technologies Compounders

	High	Low	Median
Enterprise Value / 2021E Adjusted EBITDA	23.5x	20.2x	21.8x
2021E P/E Ratio	34.4x	28.0x	28.4x

Industrial Technologies

	High	Low	Median	Median
	(Excluding the Industrial Technologies Compounders)			(Including the Industrial Technologies Compounders)
Enterprise Value / 2021E Adjusted EBITDA[1]	41.8x	13.3x	19.2x	20.0x
2021E P/E Ratio[2]	31.8x	19.0x	25.3x	27.9x

1	Cognex Corporation was excluded when calculating the “High,” “Low” and “Median” multiples because its multiple was viewed by Evercore as not meaningful as it was an outlier.
2

Cognex Corporation, Keyence Corporation and National Instruments Corporation were each excluded when calculating the “High,” “Low” and “Median” multiples because their respective multiples were viewed by Evercore as not meaningful as they were outliers.

Aerospace and Defense

	High	Low	Median
Enterprise Value / 2021E Adjusted EBITDA	37.3x	11.0x	17.4x
2021E P/E Ratio*	35.2x	14.3x	17.1x

*

HEICO Corporation and Kratos Defense & Security Solutions, Inc. were each excluded when calculating the “High,” “Low” and “Median” multiples because their respective multiples were viewed by Evercore as not meaningful as they were outliers.

Based on the multiples it derived for the Teledyne selected companies and based on its professional judgment and experience, Evercore applied an enterprise value / 2021 Adjusted EBITDA multiple reference range of 20.0x to 23.5x to Teledyne’s 2021E Adjusted EBITDA based on the Forecasts to derive a range of implied enterprise values of Teledyne. Based on the derived range of implied enterprise values, Teledyne’s estimated net debt (calculated as total debt and certain other debt-like items per Teledyne’s management, less cash and cash equivalents) as of December 31, 2020, and the number of fully diluted shares of Teledyne Common Stock, in each case as provided by Teledyne’s management, this analysis indicated a range of implied equity values per share of Teledyne Common Stock of $352.35 to $414.69, compared to the share price of $384.91 per share of Teledyne Common Stock as of December 29, 2020.

Based on the multiples it derived for the Teledyne selected companies and its professional judgment and experience, Evercore also applied a 2021E P/E Ratio multiple reference range of 28.0x to 34.5x to Teledyne’s 2021E EPS based on the Forecasts. Based on this range of implied P/E Ratios, this analysis indicated a range of implied equity values per share of Teledyne Common Stock of $320.10 to $394.41, compared to the share price of $384.91 per share of Teledyne Common Stock as of December 29, 2020.

Although none of the Teledyne selected companies is directly comparable to Teledyne, Evercore selected these companies because they are publicly traded companies in the industrial technologies industry (including the industrial technologies compounders) and aerospace and defense industry that Evercore, in its professional judgment and experience, considered generally relevant to Teledyne for purposes of its financial analyses. In evaluating the Teledyne selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the Teledyne selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the Teledyne selected companies and the multiples derived from the Teledyne selected companies. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the data of the Teledyne selected companies.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the shares of Teledyne Common Stock prepared and published by equity research analysts that were publicly available as of December 29, 2020. These price targets reflect analysts’ estimates of the future public market trading price of the shares of Teledyne Common Stock at the time the price target was published. As of December 29, 2020, the range of selected equity research analyst price targets per share of Teledyne Common Stock was $365.00 to $400.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Teledyne Common Stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Teledyne and future general industry and market conditions.

Last 52-Week Trading Range

Evercore reviewed historical trading prices of shares of Teledyne Common Stock during the 52-week period ended December 29, 2020, noting that the low and high closing prices during such period ranged from $201.18 to $395.36 per share of Teledyne Common Stock, respectively.

Implied Exchange Ratio Analysis

Evercore compared the results from each of the “Discounted Cash Flow Analysis” for each of FLIR (without taking into account Synergies) and Teledyne and the “Selected Public Company Trading Analysis” for each of FLIR and Teledyne, each described above, to determine a range of implied exchange ratios.

Specifically, for each analysis, Evercore compared (i) 50% (representing the percentage of stock consideration based on Teledyne’s 5-day volume weighted average price as of December 31, 2020) of the lowest implied equity value per share for FLIR derived from such analysis to the midpoint implied equity value per share for Teledyne derived from such analysis, and (ii) 50% of the highest implied equity value per share for FLIR derived from such analysis to the midpoint implied equity value per share for Teledyne derived from such analysis, to derive the range of exchange ratios implied by such analysis, and compared those ranges to the exchange ratio in the Mergers of 0.0718 shares of Teledyne Common Stock per share of FLIR Common Stock. This analysis assumed a valuation date of December 31, 2020 and the Synergies were not taken into account.

The analysis indicated a range of implied exchange ratios as follows:

Implied Exchange Ratio
Discounted Cash Flow Analysis
• Perpetuity Growth Method, without Synergies	0.074 – 0.107
• Exit Multiple Method, without Synergies	0.081 – 0.106
Selected Public Company Trading Analysis
• Enterprise Value / 2021E Adjusted EBITDA Trading Multiple	0.056 – 0.093
• 2021E P/E Ratio Trading Multiple	0.071 – 0.097

Evercore also compared the results from each of the “Equity Research Analyst Price Targets” and “Last 52-Week Trading Range” factors for each of FLIR and Teledyne, each described above, to determine a range of implied exchange ratios, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only.

Specifically, for each factor, Evercore compared (i) 50% of the lowest implied equity value per share for FLIR derived from such factor, to the midpoint implied equity value per share for Teledyne derived from such factor, and (ii) 50% of the highest implied equity value per share for FLIR derived from such factor to the midpoint implied equity value per share for Teledyne derived from such factor, to derive the range of exchange ratios implied by such factors.

The analysis indicated a range of implied exchange ratios as follows:

Implied Exchange Ratio
Equity Research Analyst Price Targets	0.046 – 0.071
Last 52-Week Trading Range	0.043 – 0.099

General

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Teledyne Board. In connection with the review of the Mergers by the Teledyne Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Teledyne Common Stock or FLIR Common Stock. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Teledyne Board as to the fairness, from a financial point of view, to Teledyne of the merger consideration to be paid to the holders of FLIR Common Stock in the Mergers. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Teledyne Board (in its capacity as such) in connection with its evaluation of the proposed Mergers. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Teledyne Board or Teledyne’s management or that any specific amount of consideration constituted the only appropriate consideration to be paid to the holders of FLIR Common Stock in the Mergers.

Pursuant to the terms of Evercore’s engagement letter with Teledyne, Teledyne has agreed to pay Evercore a fee for its services in the amount of $5 million, of which $1.5 million became payable upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Mergers. Teledyne has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement. During the two year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to Teledyne but have not received fees for the rendering of these services. In addition, during the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to FLIR and Evercore has not received any compensation from FLIR during such period. Evercore may provide financial advisory or other services to Teledyne and FLIR in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Teledyne, FLIR, potential parties to the Mergers and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Teledyne or FLIR.

Teledyne engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

FLIR’s Reasons for the Mergers; Recommendation of the FLIR Board of Directors

At a meeting held on January 3, 2021, with one director, Michael T. Smith, who also serves on the Teledyne Board, recused from the meeting, the FLIR Board (i) determined that it was fair to, advisable and in the best interests of FLIR and its stockholders for FLIR to enter into the Merger Agreement and effect the Mergers and other transactions contemplated thereby, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby (including the Mergers) on behalf of FLIR, (iii) directed that the FLIR Merger Proposal, the FLIR Advisory Executive Compensation Proposal and the FLIR Adjournment Proposal be submitted to the FLIR stockholders for consideration, and (iv) recommended that FLIR stockholders vote in favor of such proposals.

Accordingly, the FLIR Board recommends that FLIR stockholders vote “FOR” the FLIR Merger Proposal, “FOR” the FLIR Advisory Executive Compensation Proposal and “FOR” the FLIR Adjournment Proposal.

As further described above in the section titled “—Background of the Mergers,” in evaluating the Mergers, the FLIR Board consulted with FLIR’s management, as well as with FLIR’s outside legal and financial advisors, and in reaching its decision, the FLIR Board considered various factors, including, among other things, the following (not necessarily in order of relative importance):

•

Historical Trading Prices. The historical share prices of FLIR and Teledyne, including the fact that the merger consideration, consisting of $28.00 in cash and 0.0718 shares of Teledyne Common Stock for each outstanding share of FLIR Common Stock, implies a total purchase price of $56.00 per share of FLIR Common Stock based on Teledyne’s 5-day volume weighted average price as of December 31, 2020, or $56.14 per share of FLIR Common Stock based on the closing price per share of Teledyne Common Stock on December 31, 2020, the last trading day prior to public announcement of the Mergers by Teledyne and FLIR on January 4, 2021.

•	Premium to Trading Price. The FLIR Board considered the fact that the merger consideration reflects:

○

a 28% premium for FLIR stockholders based on the closing price per share of FLIR Common Stock on December 31, 2020, the last trading day prior to public announcement of the Mergers by Teledyne and FLIR on January 4, 2021;

○	a 49% premium for FLIR stockholders based on the 90-day volume weighted average price of shares of FLIR Common Stock as of December 31, 2020;

○	a 39% premium for FLIR stockholders based on the 30-day volume weighted average price of shares of FLIR Common Stock as of December 31, 2020;

○	a 25% premium for FLIR stockholders based on the median Wall Street research analyst price target of shares of FLIR Common Stock as of December 31, 2020;

○

an implied enterprise value of approximately 17.3 times FLIR’s earnings before interest, taxes, depreciation and amortization for the calendar year ending December 31, 2020 based on the FLIR Projections; and

○

an implied enterprise value of approximately 16.5 times FLIR’s earnings before interest, taxes, depreciation and amortization for the calendar year ending December 31, 2021 based on the FLIR Projections.

•

Liquidity and Opportunity for Future Appreciation. The merger consideration to be paid to FLIR’s stockholders will consist of a 50/50 mix of cash, which provides immediate liquidity and certainty of value to FLIR’s stockholders, and freely tradable Teledyne Common Stock. The stock component of the merger consideration will provide FLIR’s stockholders with the opportunity to participate in the future growth of Teledyne, including any potential appreciation that may be reflected in the value of the combined company, including any resulting synergies, and to attain liquidity should any FLIR stockholder choose not to retain its shares of Teledyne Common Stock.

•

Opinion of Financial Advisor. The FLIR Board considered the oral opinion of Goldman Sachs delivered to the FLIR Board on January 3, 2021, which was subsequently confirmed in writing that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of FLIR Common Stock, pursuant to the Merger Agreement, was fair from a financial point of view to such holders (as more fully described below in the section titled “—Opinion of FLIR’s Financial Advisor” and the copy of the written opinion attached as Annex C to this joint proxy statement/prospectus).

•

Extensive Negotiations. The merger consideration reflected extensive discussions and negotiations between the parties and their respective advisors, and the FLIR Board considered their belief, based on such discussions and negotiations and the advice of Goldman Sachs, that the merger consideration was the most that Teledyne was willing to pay and which represents the best proposal and economic value reasonably available to FLIR’s stockholders.

•

Alternatives. The FLIR Board considered whether there were other potential parties that might have an interest in, and be financially capable of, engaging in an alternative transaction with FLIR at a value higher than Teledyne’s proposal, the potential regulatory, commercial and financing issues or other risks and uncertainties that might arise in connection with pursuing such a transaction, the low likelihood, in Goldman Sachs’s judgment, that the other potential parties would make an acquisition proposal at a greater price than Teledyne’s proposal, and the belief, based on discussions and negotiations with Teledyne, that Teledyne would withdraw from consideration of a potential transaction with FLIR if FLIR were to pursue other potential parties.

•

FLIR’s Business and Prospects. The FLIR Board considered FLIR’s business, assets, financial condition, results of operations, current business strategy and prospects and the risks facing FLIR and its industry, including costs, risks and uncertainties associated with continuing to operate independently as a public company. The FLIR Board considered FLIR’s increased focus on its Defense Technologies Segment and the fact that prior to 2020 FLIR completed large, multi-year programs in such Segment that provided solid revenue contributions over the past several years and that newly-won franchise programs have required, and would continue to require, significant investments in research and development with little or no corresponding revenue until late 2021 and beyond. In particular, the Board considered the number of larger program awards that would be in development and were unlikely to generate revenue growth for FLIR for at least several years.

•

Teledyne’s Business and Prospects. The FLIR Board also considered information and discussions with FLIR’s management and advisors regarding Teledyne’s business, assets, financial condition, results of operations, current business strategy and prospects, including the size and scale of the combined company and the expected pro forma effect of the proposed Mergers on the combined company.

•	Terms of the Merger Agreement. The FLIR Board, with the assistance of FLIR’s outside legal advisors, reviewed the terms of the Merger Agreement, including:

○

the ability of the FLIR Board, subject to specified limitations, to respond to and engage in discussions or negotiations regarding unsolicited third-party acquisition proposals under certain circumstances, to change its recommendation as necessary to exercise its fiduciary duties, and, ultimately, to terminate the Merger Agreement in order to accept a superior proposal under certain circumstances, including payment of a $250 million termination fee to Teledyne;

○

the obligation of Teledyne to pay a $250 million termination fee to FLIR under certain circumstances in which the Merger Agreement is terminated, including circumstances relating to a change in the recommendation to Teledyne’s stockholders by the Teledyne Board; and

○

the belief that the terms and conditions of the Merger Agreement, taken as a whole, including the customary nature of the parties’ representations, warranties and covenants and the conditions to the parties’ respective obligations, are reasonable.

•	Dividends. The Merger Agreement permits FLIR to continue to pay to its stockholders up to two quarterly cash dividends, in each case in an amount not to exceed $0.17 per share of FLIR Common Stock.

•	Tax Treatment. The First Merger and the Second Merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

•

No Financing Condition. Teledyne’s obligations pursuant to the Merger Agreement are not subject to any financing condition or similar contingency based on Teledyne’s ability to obtain financing, and FLIR would be entitled to specific performance under the Merger Agreement, including the obligations of Teledyne to complete the Mergers, regardless of the availability or terms of Teledyne’s financing.

•

Committed Financing. The entry by Teledyne into the Commitment Letter setting forth the financing commitments and other arrangements regarding the financing available to Teledyne to complete the proposed Mergers.

•

Regulatory Matters. The FLIR Board considered the regulatory approvals or clearances that would be required as a condition to the Mergers and the prospects and anticipated timing of obtaining those approvals and clearances, including reasonable protection against the risk that the consummation of the Mergers is delayed or the Mergers cannot be completed, based on covenants contained in the Merger Agreement obligating each of the parties to use reasonable best efforts to cause the Mergers to be consummated and for Teledyne to avoid, eliminate or resolve impediments or objections under applicable antitrust laws, and the provision of the Merger Agreement allowing the outside date to be extended to September 30, 2021 if the Mergers have not been completed by the initial outside date of June 30, 2021, because the required regulatory approvals or clearances have not been obtained.

•	Appraisal Rights. Appraisal rights are available under Delaware law for any FLIR stockholders who oppose adoption of the Merger Agreement.

•

Likelihood of Completion. The FLIR Board also considered the likelihood that the Mergers would be consummated and the anticipated timing of closing based on, among other things, the scope of the conditions precedent to the closing and Teledyne’s reputation and financing commitments.

The FLIR Board also considered potential risks, uncertainties and other countervailing factors with respect to the transactions contemplated by the Merger Agreement, including, among other things, the following (not necessarily in order of relative importance):

•

Failure or Delay to Complete the Mergers. The possibility that the Mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Teledyne and/or FLIR, including the potential length of the regulatory review processes and the risk that applicable governmental authorities may prohibit or enjoin the proposed Mergers or otherwise impose conditions on FLIR and/or Teledyne to obtain clearance for the Mergers, or due to the failure of other conditions to be satisfied or waived (see “The Merger Agreement—Conditions to Completion of the Mergers”).

•

Teledyne Common Stock as Consideration. The exchange ratio for the stock component of the merger consideration is fixed and therefore the value of such consideration will fluctuate depending on the performance of Teledyne Common Stock prior to the closing of the Mergers, and the Merger Agreement does not provide termination or walk-away rights to FLIR in the event of a decline in the price of Teledyne Common Stock.

•	Teledyne’s Financing. Teledyne’s ability to finalize and consummate the financing arrangements on the terms contemplated by the bridge financing commitment letter or otherwise.

•

Inability to Solicit Alternative Proposals; Termination Fee. The terms of the Merger Agreement include restrictions on the ability of FLIR to solicit proposals from third parties for alternative transactions or engage in discussions regarding such proposals, subject to certain exceptions (as more fully described in “The Merger Agreement—FLIR Acquisition Proposals”) and obligations of FLIR to pay a $250 million termination fee to Teledyne under certain circumstances where the Merger Agreement is terminated, including, among other things, circumstances relating to a change in the recommendation to FLIR’s stockholders by the FLIR Board or certain circumstances where FLIR enters into a competing acquisition proposal (as more fully described in “The Merger Agreement—Termination of the Merger Agreement” and “—Termination Fees”).

•

Teledyne Change in Recommendation. The terms of the Merger Agreement provide the Teledyne Board with the right to change its recommendation regarding the approval of the Share Issuance, in response to a Teledyne intervening event or an unsolicited Teledyne acquisition proposal, if the Teledyne Board has determined in good faith (after consultation with Teledyne’s outside counsel) that failure to make a Teledyne adverse recommendation change would be inconsistent with its fiduciary duties under applicable law, subject to certain circumstances (as more fully described in “The Merger Agreement—Special Meetings of FLIR Stockholders and Teledyne Stockholders; Recommendation of the FLIR Board; Recommendation of the Teledyne Board”).

•	Teledyne Failed Vote. The risk that if Teledyne stockholders fail to approve the Share Issuance, then Teledyne may terminate the Merger Agreement.

•

Impact of Announcement. The uncertainty about the effect of the proposed Mergers, regardless of whether the Mergers are completed, on FLIR’s employees, customers and other parties, may impair FLIR’s ability to attract, retain and motivate key personnel, could cause customers, suppliers, investors and others to seek to change existing relationships with FLIR, and could impact the trading prices of FLIR Common Stock and Teledyne Common Stock.

•

Incurred Costs. FLIR has incurred significant costs in connection with entering into the Merger Agreement and completing the Mergers, including costs of financial and other advisors and the substantial time and effort of FLIR’s management and employees required to complete the transactions contemplated by the Merger Agreement, which may divert attention from or otherwise disrupt FLIR’s business operations for an extended period of time.

•	Restrictions on Conduct of Business. The terms of the Merger Agreement restrict the conduct of FLIR’s business pending the closing of the Mergers, which could delay or prevent FLIR from undertaking business opportunities that may arise or from taking other actions with respect to its operations that the FLIR Board and FLIR’s management might believe are appropriate or desirable, and the potential length of time before conditions to consummation of the Mergers can be satisfied, during which time FLIR would be subject to such restrictive terms and conditions.

•	Litigation. The risk of litigation relating to the Mergers and the other transactions contemplated by the Merger Agreement.

•

Difficulties of Integration. The inherent difficulties in integrating the businesses, assets and workforces of two large companies, and the risk that anticipated strategic and other benefits to the combined company following completion of the proposed Mergers and any expected synergies will not be realized or will take longer to realize than expected.

•

Risk to Teledyne Common Stock. The risk that the price of Teledyne Common Stock could decline following the announcement of the transaction and the risk of significant selling pressure on the price of Teledyne Common Stock immediately following the closing of the Mergers if a significant number of FLIR stockholders seek to sell the Teledyne Common Stock they receive as merger consideration or otherwise.

•	Other Risks. Other risks of the type and nature described in “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 44.

The foregoing discussion of the information and factors considered by the FLIR Board is not intended to be exhaustive, but rather is meant to include the material factors that the FLIR Board considered. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the FLIR Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the FLIR Board based its approval on an overall review and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

This explanation of FLIR’s reasons for the Mergers and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 44.

Unaudited Prospective Financial Information Used by the FLIR Board of Directors and FLIR’s Financial Advisor

FLIR does not normally publicly disclose long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of the Mergers, the management of FLIR provided the FLIR Board and representatives of its financial advisor, Goldman Sachs, with certain non-public, unaudited financial forecasts relating to FLIR.

FLIR Management Projections of FLIR Financial Information

In connection with the evaluation of the Mergers, FLIR’s management prepared certain non-public, unaudited financial forecasts regarding FLIR’s anticipated results of operations for fiscal years 2020 through 2025 (the “FLIR Projections”). FLIR’s management provided the FLIR Board and representatives of Goldman Sachs with the FLIR Projections and approved the use of the FLIR Projections by Goldman Sachs for purposes of its financial analyses and fairness opinion. FLIR also provided the FLIR Projections to Teledyne.

FLIR’s management made various assumptions when preparing the FLIR Projections. These assumptions included estimates of revenue growth for the Industrial Technologies Segment (“ITS”) and the Defense

Technologies Segment (“DTS”). The FLIR Projections for fiscal years 2020 and 2021 were derived from FLIR’s annual operating plan process and reflect a forecast driven by a ramp-up in DTS unmanned franchise programs and a recovery of ITS industrial and commercial markets. The FLIR Projections for fiscal years 2022 through 2025 were based in part on historical performance, FLIR’s strategic plans and anticipated general business and economic conditions. Projections for ITS were developed using historical performance, FLIR’s strategic plans and market insights as guiding factors. The projected five-year revenue compounded annual growth rate (“CAGR”) for ITS is 4.3%. Projections for DTS were developed using its pipeline of franchise programs previously won and those in pursuit. The projected five-year revenue CAGR for DTS is 11.9%. When projections for the two operating segments, ITS and DTS, are combined, the projected five-year revenue CAGR for FLIR is 7.6%. FLIR’s management also made assumptions with respect to gross margin and operating expenses necessary to support future operations. ITS gross margin was developed at the industrial and commercial market levels based on expected market conditions, strategic initiatives, and other relevant factors. DTS gross margin was developed using its pipeline of franchise programs previously won and those in pursuit. The 2021 operating expense outlook was derived from FLIR’s annual operating plan process. The projected five-year operating expense is expected to grow at a 1.7% CAGR in ITS and at a 6.2% CAGR in DTS as additional investments in franchise programs will be necessary to deliver on won and pursing programs. Overall, FLIR operating expenses are expected to grow at a 3.2% CAGR over the five-year period.

The following table presents a summary of the FLIR Projections and the unlevered free cash flows derived from the FLIR Projections and provided by FLIR management to, and approved by FLIR management for use by, Goldman Sachs for purposes of its financial analyses and fairness opinion:

	Fiscal Year
	2020E	2021E	2022E	2023E	2024E	2025E
	(in millions)
Revenue	$1,896	$1,974	$2,088	$2,250	$2,461	$2,731
Net Income	$311	330	347	389	474	570
Adjusted EBITDA(1)	$463	$484	$503	$560	$670	$794
Unlevered Free Cash Flow(2)	$177	$281	$296	$314	$356	$432
Adjusted EPS(3)	$2.35	$2.48	$2.62	$2.94	$3.57	$4.29

(1)

“Adjusted EBITDA” is earnings before interest and taxes adjusted to exclude (i) separation, transaction and integration costs related to divestiture and acquisition initiatives, (ii) amortization expense associated with acquired intangible assets, (iii) restructuring expenses and related asset impairment charges, (iv) costs incurred in connection with certain legal and compliance matters that are not representative of ongoing operational costs, (v) loss on debt extinguishment, (vi) tax expenses and benefits related to discrete events or transactions that are not representative of estimated tax rate related to ongoing operations and (vii) depreciation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(2)

“Unlevered free cash flow” is Adjusted EBITDA less taxes, capital expenditures, costs associated with mergers and acquisitions, changes in net working capital and other cash items. These calculations of unlevered free cash flow were not made available to Teledyne or Evercore.

(3)

Adjusted EPS is GAAP net earnings adjusted to exclude (i) separation, transaction and integration costs related to divestiture and acquisition initiatives, (ii) amortization expense associated with acquired intangible assets, (iii) restructuring expenses and related asset impairment charges, (iv) costs incurred in connection with certain legal and compliance matters that are not representative of ongoing operational costs, (v) loss on debt extinguishment, and (vi) tax expenses and benefits related to discrete events or transactions that are not representative of estimated tax rate related to ongoing operations, divided by weighted average common shares outstanding on a fully-diluted basis. Adjusted EPS is a non-GAAP financial measure that should not be considered as an alternative to GAAP EPS.

Teledyne Pro Forma Projections

Teledyne management prepared the Teledyne Projections, as defined and more fully described in the section above titled “—Unaudited Prospective Financial Information Used by the Teledyne Board of Directors and Teledyne’s Financial Advisor”, which were provided to the FLIR Board. Teledyne management also prepared the Teledyne Management Synergy Projections, as defined and more fully described in the section above titled “—Unaudited Prospective Financial Information Used by the Teledyne Board of Directors and Teledyne’s Financial Advisor”, which were provided to the FLIR Board.

In connection with the evaluation of the Mergers, certain non-public, unaudited financial forecasts for Teledyne pro forma for the consummation of the Mergers for fiscal years 2021 through 2025 (the “Teledyne Pro Forma Projections”) were prepared on the basis of the FLIR Projections and the Teledyne Projections. The Teledyne Pro Forma Projections give effect to the Teledyne Management Synergy Projections. The Teledyne Pro Forma Projections were prepared on a basis different than the pro forma financial information included in the section titled “—Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160 in this joint proxy statement/prospectus.

The Teledyne Pro Forma Projections reflect numerous assumptions and estimates that FLIR’s management made in good faith in connection with the preparation of the underlying FLIR Projections and that Teledyne management made in good faith in connection with the preparation of the underlying Teledyne Projections, as more fully described in each case above. The Teledyne Pro Forma Projections also reflect an assumption that approximately $160 million of estimated annual intangible amortization expense could result from the transaction and include expected new interest expense associated with the assumption of certain FLIR debt as well as new debt to fund the transaction.

The following table presents a summary of the Teledyne Pro Forma Projections:

	Fiscal Year
	2021E	2022E	2023E	2024E	2025E
Revenue	$5,245	$5,586	$5,960	$6,395	$6,870
Adjusted EBITDA(1)	$1,207	$1,305	$1,455	$1,641	$1,832
Unlevered Free Cash Flow(2)	$841	$864	$932	$1,030	$1,155
Adjusted EPS(3)	$12.71	$15.26	$17.99	$21.31	$24.59

(1)

“Adjusted EBITDA” is operating income adjusted to exclude (i) transaction and integration costs related to divestiture and acquisition initiatives, (ii) amortization expense associated with acquired intangible assets, (iii) restructuring expenses and asset impairment charges, (iv) costs incurred in connection with certain legal and compliance matters that are not representative of ongoing operational costs, (v) loss on debt extinguishment, (vi) tax expenses and benefits related to discrete events or transactions that are not representative of estimated tax rate related to ongoing operations and (vii) depreciation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(2)	“Unlevered free cash flow” is Adjusted EBITDA less taxes, capital expenditures, changes in net working capital and other cash items.
(3)

Adjusted EPS is GAAP net earnings adjusted to exclude (i) separation, transaction and integration costs related to divestiture and acquisition initiatives, (ii) amortization expense associated with acquired intangible assets, (iii) restructuring expenses and related asset impairment charges, (iv) costs incurred in connection with certain legal and compliance matters that are not representative of ongoing operational costs, (v) loss on debt extinguishment, and (vi) tax expenses and benefits related to discrete events or transactions that are not representative of estimated tax rate related to ongoing operations, divided by weighted average common shares outstanding on a fully-diluted basis. Adjusted EPS is a non-GAAP financial measure that should not be considered as an alternative to GAAP EPS.

In the view of FLIR’s management, the Teledyne Projections and Teledyne Management Synergy Projections were prepared by Teledyne management on a reasonable basis and reflect the best then available estimates with respect to the expected future financial performance of Teledyne and FLIR and the other matters set forth therein. FLIR’s management provided representatives of Goldman Sachs with the Teledyne Projections and the Teledyne Management Synergy Projections and approved the use of the Teledyne Projections and Teledyne Management Synergy Projections by Goldman Sachs for purposes of its financial analyses and fairness opinion. The Teledyne Pro Forma Projections were not made available to Teledyne or to Evercore.

Important Information About the FLIR Unaudited Prospective Financial Information Used by the FLIR Board of Directors and FLIR’s Financial Advisor

The inclusion of the FLIR Projections and Teledyne Pro Forma Projections (together, the “FLIR Unaudited Prospective Financial Information”) in this joint proxy statement/prospectus should not be regarded as an indication that any of FLIR, Goldman Sachs, Evercore, their respective advisors or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, those projections to be predictive of actual future results, and does not constitute an admission or representation by FLIR that this information is material.

While the FLIR Unaudited Prospective Financial Information summarized above was prepared in good faith based on the best estimates and judgments of FLIR’s management available at the time of preparation with respect to the expected future financial performance of FLIR, no assurances can be made regarding future events or that the assumptions made in preparing the FLIR Unaudited Prospective Financial Information will accurately reflect future conditions. In preparing the FLIR Unaudited Prospective Financial Information, FLIR’s management made assumptions that management considered reasonable as of the date of preparation regarding, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described or incorporated by reference in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of FLIR and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results in the FLIR Unaudited Prospective Financial Information will be realized, and actual results will likely differ, and may differ materially, from those reflected in the FLIR Unaudited Prospective Financial Information, whether or not the Mergers are completed. As a result, the FLIR Unaudited Prospective Financial Information cannot be considered predictive of actual future operating results, and this information should not be relied on as such.

Since the FLIR Unaudited Prospective Financial Information covers multiple years, the information by its nature becomes less predictive with each successive year. FLIR stockholders are urged to review the SEC filings of FLIR for a description of risk factors with respect to the business of FLIR, as well as the risks and other factors described or incorporated by reference in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus. Other than the FLIR Projections, which were provided to Teledyne and Evercore, the FLIR Unaudited Prospective Financial Information was prepared solely for internal use by FLIR and Goldman Sachs. The FLIR Unaudited Prospective Financial Information was not prepared with a view toward public disclosure, nor was the information prepared with a view toward compliance with published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP.

The FLIR Unaudited Prospective Financial Information includes certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by FLIR may not be comparable to similarly titled amounts used by other companies. The footnotes to the tables above provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination such as the Mergers if the disclosure is included in a document such as this joint proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures were not relied upon by Goldman Sachs or Evercore for purposes of their respective opinions or by the FLIR Board or the Teledyne Board in connection with their respective evaluations of the Mergers. Accordingly, FLIR has not provided a reconciliation of the financial measures included in the FLIR Unaudited Prospective Financial Information to the relevant GAAP financial measures.

Neither FLIR’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of KPMG LLP incorporated by reference into this joint proxy statement/prospectus relates to the previously issued consolidated financial statements of FLIR. It does not extend to the FLIR Unaudited Prospective Financial Information and should not be read to do so. The FLIR Unaudited Prospective Financial Information does not take into account any circumstances or events occurring after the date such information was prepared.

READERS OF THIS JOINT PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FLIR UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. FLIR DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FLIR UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FLIR UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Opinion of FLIR’s Financial Advisor

On January 3, 2021, at a meeting of the FLIR Board, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of FLIR Common Stock, pursuant to the Merger Agreement, was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 4, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of the FLIR Board in connection with its consideration of the Mergers and other transactions contemplated by the Merger Agreement (which are together referred to in this section of the proxy statement/prospectus as the “transaction”). The Goldman Sachs opinion does not constitute a recommendation as to how any holder of shares of FLIR Common Stock should vote with respect to the transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the annual reports to stockholders and Annual Reports on Form 10-K of FLIR for the five years ended December 31, 2019;

•	the annual reports to stockholders and Annual Reports on Form 10-K of Teledyne for the five fiscal years ended December 29, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of FLIR and Teledyne;

•	certain other communications from FLIR and Teledyne to their respective stockholders;

•	certain publicly available research analyst reports for FLIR and Teledyne; and

•

certain internal financial analyses and forecasts for FLIR, certain financial analyses and forecasts for Teledyne, certain financial analyses and forecasts for Teledyne pro forma for the consummation of the transaction, and certain operating synergies projected to result from the transaction, in each case, prepared or provided to Goldman Sachs by the management of FLIR and approved for Goldman Sachs’ use by FLIR, including the FLIR Projections and the unlevered free cash flows derived from the FLIR Projections, the Teledyne Projections, the Teledyne Pro Forma Projections and the Teledyne Management Synergy Projections (each as defined in the section of this proxy statement/prospectus entitled “—Unaudited Prospective Financial Information Used by the FLIR Board and FLIR’s Financial Advisor”) (which are referred to collectively as the “Forecasts” in this section of the joint proxy statement/prospectus).

Goldman Sachs also held discussions with members of the senior managements of FLIR and Teledyne regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Teledyne and with the members of senior management of FLIR regarding their assessment of the past and current business operations, financial condition and future prospects of FLIR; reviewed the reported price and trading activity for shares of FLIR Common Stock and shares of Teledyne Common Stock; compared certain financial and stock market information for FLIR and Teledyne with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial technology and defense technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the FLIR Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the FLIR Board that the FLIR Projections were reasonably prepared by FLIR management on a basis reflecting the best currently available estimates and judgments of the management of FLIR and that the Forecasts (other than the FLIR Projections) were reasonably prepared and reflect the best currently available estimates and judgments of the management of FLIR. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off balance sheet assets and liabilities) of FLIR or Teledyne or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on FLIR or Teledyne or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of FLIR to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to FLIR; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, FLIR or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Teledyne and its affiliates) of shares of FLIR Common Stock, as of the date of its opinion, of the merger consideration to be paid to such holders, pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of FLIR; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of FLIR, or class of such persons, in connection with the transaction, whether relative to the merger consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of FLIR Common Stock, pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of FLIR Common Stock or Teledyne Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on FLIR or Teledyne or the transaction, or as to the impact of the transaction on the solvency or viability of FLIR or Teledyne or the ability of FLIR or Teledyne to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the FLIR Board in connection with its consideration of the transaction and such opinion does not constitute a recommendation as to how any holder of shares of FLIR Common Stock should vote with respect to such transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the FLIR board in connection with rendering to the FLIR board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 31, 2020, the last trading day before the public announcement of the transaction (which we refer to for the purposes of this section of the proxy statement/prospectus as the “last trading date”) and is not necessarily indicative of current market conditions.

Implied Premia and Multiple Analysis

Goldman Sachs calculated and compared certain implied premia and multiples using an implied value of the merger consideration per share of FLIR Common Stock as of the last trading date. For purposes of its analysis, Goldman Sachs calculated an implied value of the merger consideration per share of FLIR Common Stock of $56.14 as of the last trading date (which is referred to in this section of the proxy statement/prospectus as the “implied consideration”) by adding (i) the cash consideration of $28.00 to (ii) an implied value of the stock consideration of $28.14, calculated by multiplying the exchange ratio of 0.0718 by the closing price per share of Teledyne Common Stock on the last trading date of $391.98. Goldman Sachs then compared this implied consideration to (i) the closing price per share of FLIR Common Stock on the last trading date (which price is referred to in this section of the proxy statement/prospectus as the “unaffected closing price”), (ii) the volume weighted average price (which is referred to in this section of the proxy statement/prospectus as the “VWAP”) of shares of FLIR Common Stock during the 90 trading-day period ended on the last trading date (which is referred to in this section of the proxy statement/prospectus as the “90-day VWAP”), (iii) the VWAP of shares of FLIR Common Stock during the 30 trading day period ended on the last trading date (which is referred to in this section of the proxy statement/prospectus as the “30-day VWAP”) and (iv) the median Wall Street research analyst price target of shares of FLIR Common Stock as of the last trading date (which is referred to in this section of the proxy statement/prospectus as the “Median Analyst Price Target”).

The results of these calculations are as follows:

FLIR Common Stock Reference Price	Implied Premium to Implied Consideration
Unaffected Closing Price of $43.83	28.1%
90-day VWAP of $37.82	48.5%
30-day VWAP of $40.44	38.8%
Median Analyst Price Target of $45.00	24.8%

In addition, Goldman Sachs calculated an implied equity value for FLIR by multiplying (i) the implied consideration by (ii) the number of fully diluted outstanding shares of FLIR Common Stock as of the last trading date, as provided by the management of FLIR. Goldman Sachs then calculated an implied enterprise value for FLIR (which is referred to in this section of the proxy statement/prospectus as “EV”) by adding to such implied equity value, FLIR’s net debt and pension shortfall as of the last trading date, each as provided by the management of FLIR.

Using the foregoing, Goldman Sachs calculated the implied EV of FLIR, calculated as of the last trading date, as a multiple of FLIR’s earnings before interest, taxes, depreciation and amortization (which is referred to in this section of the proxy statement/prospectus as “EV / EBITDA”) for each of the calendar years ending December 31, 2020 and December 31, 2021 and based on the Forecasts.

Goldman Sachs also calculated the implied value of the merger consideration per share of FLIR Common Stock of $56.14 as a multiple of FLIR’s earnings per share (which is referred to in this section of the proxy statement/prospectus as “P/E”), for each of the calendar years ending December 31, 2020 and December 31, 2021 and based on the Forecasts.

The results of these calculations are as follows:

Metric	Implied Multiple
2020E EV / EBITDA	17.3x
2021E EV / EBITDA	16.5x
2020E P/E	23.9x
202E1 P/E	22.6x

Historical Trading Multiples Analysis

With respect to FLIR and Teledyne, Goldman Sachs calculated historical last twelve months (“LTM”) EV/EBITDA multiples based on financial and trading data as of December 31, 2020, Bloomberg and Institutional Brokers’ Estimate System (“IBES”) estimates. The results of these calculations are summarized as follows:

LTM EV / EBITDA Ratio:	FLIR	Teledyne
10 Year Average	13.2x	13.3x
5 Year Average	15.4x	16.5x
3 Year Average	16.6x	18.7x
1 Year Average	14.3x	20.8x
Current (as of December 31, 2020)	14.0x	24.7x

Goldman Sachs also calculated historical next twelve months (“NTM”) P/E multiples for FLIR and Teledyne based on financial and trading data as of December 31, 2020, Bloomberg and IBES estimates. The results of these calculations are summarized as follows:

NTM P/E Ratio:	FLIR	Teledyne
10 Year Average	18.4x	20.8x
5 Year Average	20.0x	25.3x
3 Year Average	20.6x	28.1x
1 Year Average	17.7x	30.9x
Current (as of December 31, 2020)	18.5x	34.8x

Financial Analyses of FLIR

Illustrative Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on FLIR. Using a mid-year discounting convention and discount rates ranging from 6.50% to 9.00%, reflecting estimates of FLIR’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 (i) estimates of unlevered free cash flow for FLIR for the years 2021 to 2025 as reflected in the Forecasts and (ii) a range of illustrative terminal values for FLIR, which were calculated by applying an illustrative range of exit terminal year EV/EBITDA multiples ranging from 12.0x to 15.0x to estimated terminal year EBITDA for FLIR of $794 million (which analysis implied perpetuity growth rates ranging from 0.5% to 3.9%). Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The illustrative terminal value EV/EBITDA multiple range for FLIR was derived by Goldman Sachs using its professional judgment and experience, taking into account, among other things, the historical LTM EV/EBITDA multiples for FLIR.

Goldman Sachs derived a range of illustrative enterprise values for FLIR by adding the range of present values it calculated for the unlevered free cash flow and for the illustrative terminal values, as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for FLIR the adjusted net debt of FLIR of $451 million, as of December 31, 2020, as provided by the management of FLIR, to derive a range of illustrative equity values for FLIR. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding FLIR Common Stock ranging from 134.2 million to 134.4 million, as provided by the management of FLIR, to derive a range of illustrative values per share of FLIR Common Stock, rounded to the nearest $1.00, of $53 to $72.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of implied present values of illustrative future values per share of FLIR Common Stock. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2022 to 2025. Goldman Sachs derived a range of implied future share prices (excluding dividends) for FLIR as of December 31 for each of the years 2021 to 2024 by applying illustrative NTM P/E multiples ranging from 16.0x to 20.0x to the NTM earnings per share estimates of FLIR, as reflected in the Forecasts. The illustrative NTM P/E multiple was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, the historical NTM P/E multiples for FLIR. Goldman Sachs then discounted the December 31, 2021 to December 31, 2024 implied future share price values back to December 31, 2020 using an illustrative discount rate of 8.25%, reflecting an estimate of FLIR’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added, as applicable, the present value of the cumulative dividends per share expected to be paid to FLIR stockholders of $0.72, $1.48, $2.28 and $3.12 in each of the years 2021 to 2024, respectively, using the Forecasts and the same illustrative discount rate of 8.25%. This analysis resulted in a range of implied present values per share of FLIR Common Stock (including dividends), rounded to the nearest $1.00, as follows:

Year	Range of Implied Present Values Per Share
2021E	$39 to $49
2022E	$41 to $52
2023E	$47 to $58
2024E	$53 to $65

Selected Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the industrial and defense technology industry since 2017. For each of the selected transactions where information was publicly available, Goldman Sachs calculated and compared the implied LTM EV/EBITDA multiple of the applicable target company based on the total consideration paid in the transaction as a multiple of the target company’s LTM EBITDA based on publicly available information at the time each such selected transaction was announced. While none of the target companies that participated in the selected transactions are directly comparable to FLIR, the target companies that participated in the selected transactions are companies with operations that, for the purpose of analysis, may be considered similar to certain of FLIR’s results, market size and product profile.

The following table presents the results of this analysis:

Selected Precedent Transactions
Announcement Date	Acquiror	Target	EV (in millions)	LTM EV/ EBITDA
September 2017	Northrop Grumman Corporation	Orbital ATK, Inc.	$9,200	14.4x
October 2018	Harris Corporation	L3 Technologies	$19,741	14.1x
June 2019	TE Connectivity Ltd.	First Sensor AG	€307	12.6x
July 2019	Advent International Corporation	Cobham plc.	£3,852	12.3x
February 2020	Atlas Copco	ISRA Vision AG	€1,094	21.0x
December 2020	Lockheed Martin Corporation	Aerojet Rocketdyne Holdings, Inc.	$4,365	16.2x

Median				14.2x

Taking into account the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of LTM EV/LTM EBITDA multiples of 12.3x to 21.0x to FLIR’s Adjusted EBITDA for 2020E, as reflected in the Forecasts, to derive a range of implied enterprise values for FLIR. Goldman Sachs then subtracted from the range of implied enterprise values the net debt of FLIR, as of December 31, 2020 and as provided by the management of FLIR, to derive a range of implied equity values for FLIR. Goldman Sachs divided the results by the number of fully diluted outstanding shares of FLIR Common Stock, as provided by the management of FLIR, to derive a range of implied values per share of FLIR Common Stock, rounded to the nearest $1.00, of $39 to $68.

Premia Analysis

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 92 mixed cash and stock acquisition transactions announced during the time period from January 1, 2016 through December 31, 2020 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were greater than $500 million. Using publicly available information, Goldman Sachs calculated the average, median, 1st quartile, and 3rd quartile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to the announcement of the transaction. This analysis indicated a 1st quartile premium of 8%, a 3rd quartile premium of 32%, an average premium of 21% and a median premium of 18% across the period. Using this analysis, Goldman Sachs applied a reference range of implied premiums of 8% to 32% to the undisturbed closing price per share of FLIR Common Stock of $43.83 as of the last trading date, and calculated a range of implied equity values per share of FLIR Common Stock, rounded to the nearest $1.00, of $47 to $58.

Implied Value of Consideration per Company Share

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of implied present values of illustrative future values per share of common stock for the combined company. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2022 to 2025. Goldman Sachs derived a range of implied future share prices per share of common stock of the combined company as of December 31 for each of the years 2021 to 2024 by applying illustrative NTM P/E multiples ranging from 28.0x to 34.0x to the NTM earnings per share estimates for shares of common stock of the combined company, as reflected in the Forecasts and taking into account the Teledyne Management Synergy Projections. These illustrative NTM P/E multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, the historical NTM P/E multiples for FLIR and Teledyne. Goldman Sachs then discounted the December 31, 2021 to December 31, 2024 implied future share price values back to December 31, 2020 using an illustrative discount rate of 8.25%, reflecting an estimate of the combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then multiplied this range by the exchange ratio and added the cash consideration of $28.00 and a dividend payment of $0.17 expected to be paid to FLIR stockholders prior to closing, as provided by the management of FLIR and discounted back to December 31, 2020 using the same illustrative discount rate of 8.25%, to yield a range of implied values, rounded to the nearest $1.00, of $57 to $72 for the merger consideration to be received for each share of FLIR Common Stock in the transaction. As described above under “—Opinion of FLIR’s Financial Advisor—Financial Analyses of FLIR—Illustrative Present Value of Future Share Price Analysis” Goldman Sachs calculated a range of implied present values per share of FLIR Common Stock for FLIR on a standalone basis, rounded to the nearest $1.00, as follows:

Year	Range of Implied Present Values Per Share
2021E	$57 to $63
2022E	$59 to $66
2023E	$62 to $69
2024E	$64 to $72

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No transaction used in the above analyses as a comparison is directly comparable to FLIR, Teledyne or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the FLIR Board as to the fairness from a financial point of view of the merger consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of FLIR Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of FLIR, Teledyne, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between FLIR and Teledyne and was approved by the FLIR Board. Goldman Sachs provided advice to FLIR during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to FLIR or the FLIR Board or that any specific consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the FLIR Board was one of many factors taken into consideration by the FLIR Board in making its determination to approve the transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of FLIR, Teledyne, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to FLIR and/or its affiliates from time to time. During the two year period ended December 20, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by FLIR, Teledyne or their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to FLIR, Teledyne and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The FLIR Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated December 2, 2020, FLIR engaged Goldman Sachs to act as its financial advisor in connection with the transaction. The engagement letter between FLIR and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of the announcement of the transaction, at approximately $40 million, $5 million of which became payable at announcement of the transaction, and the remainder of which is contingent upon consummation of the transaction. In addition, FLIR has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Regulatory Approvals Required for the Mergers

Completion of the Mergers is conditioned upon the receipt of certain governmental clearances or approvals as summarized below. The process for obtaining the requisite regulatory clearances or approvals for the Mergers is ongoing. Although Teledyne and FLIR currently believe they should be able to obtain all required regulatory clearances and approvals in a timely manner, the parties cannot be certain when or if they will obtain them or, if obtained, whether the clearances and approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to Teledyne after the completion of the Mergers.

Such regulatory clearances or approvals do not mean that the applicable regulatory authority has determined that the consideration to be received by holders of FLIR Common Stock and/or the Mergers are fair to Teledyne stockholders or FLIR stockholders. Regulatory clearance or approval does not constitute an endorsement or recommendation of the Mergers by any regulatory authority.

U.S. Antitrust Filing

Under the HSR Act, certain transactions, including the Mergers, may not be completed unless certain waiting period requirements have expired or been terminated early. The HSR Act provides that each party must file their respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration or termination of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the early termination of that waiting period.

The parties’ HSR notifications were filed with the FTC and the DOJ on January 29, 2021, and termination of the waiting period under the HSR Act occurred on March 1, 2021.

At any time before or after the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, or before or after the Mergers are completed, the DOJ or the FTC may take action under the antitrust laws in opposition to the Mergers, including seeking to enjoin completion of the Mergers, to rescind the Mergers or to conditionally permit completion of the Mergers subject to regulatory concessions or conditions. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Mergers or only permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Although neither Teledyne nor FLIR believes that the Mergers will violate the antitrust laws, there can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Non-U.S. Antitrust and other Regulatory Filings

Consummation of the Mergers is further subject to notification, clearance and/or approval under the antitrust, competition or trade regulatory laws of Turkey and China. In addition, the completion of the Mergers may be postponed, but not beyond September 30, 2021, in order to obtain clearances in any of the above-listed jurisdictions or clearance and/or approval under the foreign investment laws of Norway and Sweden to the extent required. Teledyne submitted notifications under applicable law to Norway and Sweden in January 2021.

SEC Effectiveness of Registration Statement

In connection with the Share Issuance, Teledyne has filed a registration statement with the SEC under the Securities Act, of which this joint proxy statement/prospectus is a part. The completion of the Mergers is conditioned on the registration statement being declared effective by the SEC and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened in writing by the SEC.

NYSE Listing

Pursuant to the Merger Agreement, the shares of Teledyne Common Stock to be issued in the Share Issuance must have been approved for listing on the NYSE, subject to official notice of issuance.

Efforts to Obtain Regulatory Approvals

In the Merger Agreement, Teledyne and FLIR have agreed to use their respective reasonable best efforts, subject to certain limitations, to take, or cause to be taken, all actions necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including making appropriate filings under any required regulatory filings and any other necessary, proper or advisable registrations, filings and notices. In furtherance of the foregoing, the Merger Agreement also requires Teledyne to avoid, eliminate or resolve all impediments or objections, if any, that may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement so as to enable the Mergers to close as promptly as reasonably practicable, subject to certain limitations described in the Merger Agreement. In addition, neither Teledyne nor FLIR may take any action in connection with the foregoing that would reasonably be expected to have a material adverse effect on the ability of Teledyne or FLIR to consummate the Mergers without the other party’s prior written consent.

In addition, Teledyne’s obligations include an obligation to defend against any action or preceding that is instituted or threatened by any governmental authority challenging the transactions contemplated by the Merger Agreement.

These requirements are described in more detail under “The Merger Agreement—Efforts to Complete the Mergers” beginning on page 127 of this joint proxy statement/prospectus.

No Assurances of Obtaining Approvals

There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Timing

Subject to certain conditions, if the Mergers are not completed on or before June 30, 2021, which date may be extended to September 30, 2021 by either Teledyne or FLIR if the only closing condition not yet satisfied relates to the failure to obtain certain regulatory clearances or approvals specified in the Merger Agreement, either Teledyne or FLIR may terminate the Merger Agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 137 of this joint proxy statement/prospectus.

Dissenters’ or Appraisal Rights

FLIR stockholders are entitled to appraisal rights (sometimes called dissenting stockholders’ or objecting stockholders’ rights) in connection with the Mergers. Appraisal rights are statutory rights of stockholders who have not voted in favor of the transaction and have complied with the other requirements of Section 262 of the DGCL to demand and receive payment of the fair value of their shares in certain circumstances as determined in accordance with the DGCL instead of receiving the consideration offered to stockholders in connection with the transaction. For information about how a FLIR stockholder may exercise his, her or its appraisal rights, please see “Appraisal Rights of FLIR Stockholders” beginning on page 196 of this joint proxy statement/prospectus.

Teledyne stockholders are not entitled to appraisal or dissenters’ rights in connection with the Mergers.

Accounting Treatment

In accordance with current accounting guidance, the Mergers will be accounted for using the acquisition method. As a result, the recorded assets and liabilities of Teledyne will be carried forward at their carrying values and the historical operating results for Teledyne will be unchanged for prior periods. The assets and liabilities of

FLIR will be adjusted to their respective fair values at the closing date of the Mergers, including any identifiable intangible assets acquired. In addition, any excess of the purchase price over the fair value of the net assets acquired will be recorded as goodwill. The purchase price will be comprised of the closing date fair value of Teledyne Common Stock to be issued to FLIR stockholders and cash consideration payable in connection with the Mergers. In accordance with current accounting guidance, goodwill and any indefinite-lived intangible assets will not be amortized but will be evaluated for impairment annually and under certain circumstances. Identified finite-lived intangible assets will be amortized over their estimated lives and tested for impairment when indicators of impairment exist. Further, the acquisition method of accounting will result in the operating results of FLIR being included in the operating results of Teledyne beginning from the date of completion of the Mergers.

Listing of Shares of Teledyne Common Stock and Delisting and Deregistration of Shares of FLIR Common Stock

Teledyne will make, or cause to be made, an application to the NYSE to have the shares of Teledyne Common Stock to be issued in the Mergers approved for listing on the NYSE, where shares of Teledyne Common Stock are currently traded. If the Mergers are completed, shares of FLIR Common Stock will no longer be listed on NASDAQ and will be deregistered under the Exchange Act.

No Financing Condition

The obligation of Teledyne to complete the transactions contemplated by the Merger Agreement is not subject to a financing condition. Teledyne intends to fund the cash portion of the consideration for the Mergers with a combination of cash on hand and borrowings. Other fees and expenses required to be paid in connection with the Mergers, and the refinancing of certain existing indebtedness, will be paid by Teledyne using a combination of borrowings and cash on hand.

Litigation Related to the Mergers

Teledyne, FLIR and members of the FLIR Board are parties to various claims and litigation related to the Merger Agreement and the Mergers.

On March 15, 2021, a complaint, captioned Baird v. FLIR Systems et al., Case 1:21-cv-02251, was filed in the U.S. District Court for the Southern District of New York in connection with the Mergers (the “Baird Action”). The complaint in the Baird Action names as defendants FLIR and each director of the FLIR Board. The complaint in the Baird Action alleges that FLIR and the FLIR Board omitted material information and/or provided misleading information in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations. The Baird Action seeks, among other things, an injunction preventing the holding of the FLIR Special Meeting and the closing of the Mergers unless and until FLIR discloses information allegedly omitted from the registration statement, damages and an award of plaintiffs’ attorneys’ and experts’ fees.

On March 18, 2021, a complaint, captioned Johnson v. FLIR Systems et al., Case 1:21-cv-02394, was filed in the U.S. District Court for the Southern District of New York in connection with the Mergers (the “Johnson Action”). The complaint in the Johnson Action names as defendants FLIR, each director of the FLIR Board, Teledyne, Merger Sub I and Merger Sub II. The complaint in the Johnson Action alleges that FLIR, the FLIR Board, Teledyne, Merger Sub I and Merger Sub II omitted material information and/or provided misleading information in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations. The Johnson Action seeks, among other things, an injunction preventing the closing of the Mergers, rescission of the Mergers if they are consummated, dissemination of a revised registration statement and an award of plaintiffs’ attorneys’ and experts’ fees.

On March 23, 2021, a complaint, captioned Hayman v. FLIR Systems et al., Case 1:21-cv-02490, was filed in the U.S. District Court for the Southern District of New York in connection with the Mergers (the “Hayman

Action”). The complaint in the Hayman Action names as defendants FLIR and each director of the FLIR Board. The complaint in the Hayman Action alleges that FLIR and the FLIR Board omitted and/or provided misleading information in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations. The Hayman Action seeks, among other things, an injunction preventing the closing of the Mergers, dissemination of a revised registration statement, damages and an award of plaintiffs’ attorneys’ and experts’ fees.

On March 23, 2021, a complaint, captioned Keller v. FLIR Systems et al., Case 1:21-cv-01542, was filed in the U.S. District Court for the Eastern District of New York in connection with the Mergers (the “Keller Action”). The complaint in the Keller Action names as defendants FLIR and each director of the FLIR Board. The complaint in the Keller Action alleges that FLIR and the FLIR Board omitted and/or provided misleading information in the registration statement on Form S-4 of which joint proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations The Keller Action seeks, among other things, an injunction preventing the closing of the Mergers and the holding of vote on the Mergers at the FLIR Special Meeting, rescission of the Mergers if they are consummated and the award of plaintiffs’ attorneys’ and experts’ fees.

On April 8, 2021, a complaint, captioned Coffman v. FLIR Systems et al., Case 2:21-cv-03059, was filed in the U.S. District Court for the Central District of California in connection with the Mergers (the “Coffman Action”). The complaint in the Coffman Action names as defendants FLIR and each director of the FLIR Board. The complaint in the Coffman Action alleges that FLIR and the FLIR Board omitted material information and/or provided misleading information in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part in violation of the Exchange Act and related SEC regulations. The Coffman Action seeks, among other things, an injunction preventing the holding of the FLIR Special Meeting and the closing of the Mergers unless and until FLIR discloses information allegedly omitted from the registration statement, damages and an award of plaintiffs’ attorneys’ and experts’ fees.

Teledyne, the Teledyne Board, FLIR and the FLIR Board believe that the claims asserted in each suit are without merit and intend to defend vigorously against the claims.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus summarizes the material provisions of the Merger Agreement. The summary set forth below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You should read the Merger Agreement carefully in its entirety, as it is the legal document governing the transaction.

The Merger Agreement and the following summary have been included to provide you with information regarding the terms and conditions of the Merger Agreement and the transactions contemplated thereby. They are not intended to provide any other factual information about Teledyne, Merger Sub I, Merger Sub II or FLIR or any of their respective subsidiaries or affiliates. That information can be found elsewhere in this joint proxy statement/prospectus and in the other public documents that Teledyne and FLIR file with the SEC. The provisions of the Merger Agreement and the description of such provisions in this joint proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of Teledyne and FLIR files with the SEC and the other information in this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

The representations, warranties and covenants contained in the Merger Agreement (and summarized below) were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Merger Agreement, were made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to you and other investors and reports and documents filed with the SEC. You are not third party beneficiaries under the Merger Agreement and you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teledyne, Merger Sub I, Merger Sub II or FLIR or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Teledyne’s or FLIR’s public disclosures.

Structure and Completion of the Mergers

On the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub I will merge with and into FLIR, with FLIR continuing as the surviving corporation of the First Merger, and (ii) immediately following the completion of the First Merger, FLIR, as the surviving corporation of the First Merger, will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger and continuing as a wholly owned subsidiary of Teledyne. At the effective time of the Second Merger, it is expected that the surviving company will change its name to Teledyne FLIR, LLC. As a result of the Mergers, FLIR will cease to be an independent, publicly-traded company.

The closing of the transactions contemplated by the Merger Agreement will occur on a date no later than the third business day after the date upon which all of the conditions to closing contained in the Merger Agreement (other than those conditions that may only be satisfied on the closing date, but subject to the satisfaction of such conditions) are satisfied or waived (or on such other date as Teledyne and FLIR may agree). See the section titled “— Conditions to Completion of the Mergers” beginning on page 120 of this joint proxy statement/prospectus.

The First Merger will become effective at the time that a certificate of merger with respect to the First Merger (“certificate of merger I”) has been filed with, and accepted by, the Secretary of State of the State of

Delaware, or at such later date and time agreed to by the parties and specified in certificate of merger I. Immediately following the Effective Time, a certificate of merger with respect to the Second Merger (“certificate of merger II”) will be filed with the Secretary of State of the State of Delaware. The Second Merger will become effective at the time that certificate of merger II has been filed with, and accepted by, the Secretary of State of the State of Delaware, or at such later date and time agreed to by the parties and specified in certificate of merger II.

The closing of the Mergers is expected to occur by the second or third quarter of 2021.

Merger Consideration

The Merger Agreement provides that at the Effective Time, each share of FLIR Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned or held by (x) Teledyne or any of its subsidiaries, (y) in treasury or otherwise by FLIR or any of its subsidiaries and (z) any person who is entitled to demand and properly demands appraisal of such shares under Delaware law) will automatically be cancelled and converted into the right to receive (i) $28.00 in cash, without interest, and (ii) 0.0718 shares of Teledyne Common Stock (subject to adjustment in the event there is any change in the outstanding shares or classes of capital stock of Teledyne or FLIR as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend or stock distribution that is declared).

Manner and Procedure for Exchanging Shares of FLIR Common Stock; No Fractional Shares

Prior to the Effective Time, Teledyne will deposit with the exchange agent (i) the full number of shares of Teledyne Common Stock (which will be in uncertificated book-entry form) necessary to pay the aggregate stock portion of the merger consideration and (ii) all of the cash necessary to pay the aggregate cash portion of the merger consideration. For purposes of this deposit, Teledyne will make available to the exchange agent, for addition to the exchange fund, cash sufficient to pay cash in lieu of fractional shares of Teledyne Common Stock in accordance with the Merger Agreement. After the Effective Time on the appropriate payment date, if applicable, Teledyne will provide or cause to be provided to the exchange agent any dividends or other distributions payable on such shares of Teledyne Common Stock pursuant to the Merger Agreement.

Teledyne will instruct the exchange agent to mail, as soon as reasonably practicable after the Effective Time (and in any event within five business days following the Effective Time), to each FLIR stockholder whose shares of FLIR Common Stock were converted into the right to receive the merger consideration pursuant to the Merger Agreement a letter of transmittal and instructions for use in effecting the surrender of the share certificates (or duly executed affidavit of loss in lieu thereof) in exchange for the merger consideration. Upon surrender of a share certificate (or duly executed affidavit of loss in lieu thereof) for cancellation to the exchange agent and a duly executed and properly completed letter of transmittal, and other documents as may reasonably be required by the exchange agent, the holder of such share certificate will be entitled to receive the merger consideration and cash in lieu of fractional shares of Teledyne Common Stock, and the share certificate so surrendered will be cancelled.

In the event of a transfer of ownership of shares of FLIR Common Stock that is not registered in the transfer records of FLIR, payment may be made and shares of Teledyne Common Stock may be issued to a person other than the person in whose name the share certificate so surrendered is registered, if such share certificate is properly endorsed or otherwise is in proper form for transfer and the person requesting such payment will pay any transfer or other required taxes or establishes to the satisfaction of Teledyne that such tax has been paid or is not applicable.

Teledyne will not issue share certificates or scrip representing fractional shares of Teledyne Common Stock in the Mergers and such fractional share interests will not entitle the owner to vote or to any rights of a holder of Teledyne Common Stock. In lieu of any fractional shares, each holder of shares of FLIR Common Stock who would otherwise be entitled to a fractional share of Teledyne Common Stock will be entitled to receive a cash payment, without interest, rounded down to the nearest cent, from the exchange agent, in an amount equal to the product of (i) the amount of the fractional interest in a share of Teledyne Common Stock to which such holder is entitled under the Merger Agreement and (ii) $389.96.

Any holder of any book-entry shares whose shares of FLIR Common Stock were converted into the right to receive the merger consideration will not be required to deliver a share certificate or an executed letter of transmittal or any other deliverables to the exchange agent to receive the merger consideration. Instead, Teledyne will cause the exchange agent to pay and deliver, as soon as reasonably practicable after the Effective Time (and in any event within five business days following the Effective Time), to each holder of any book-entry shares the applicable merger consideration, including any cash in lieu of fractional shares of Teledyne Common Stock and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Teledyne Common Stock, and the book-entry shares so exchanged will be cancelled.

Dividends with Respect to Unexchanged Shares

Following the surrender of a share certificate formerly representing shares of FLIR Common Stock (or affidavit of loss in lieu thereof) or conversion of book-entry shares pursuant to the Merger Agreement, holders of shares of FLIR Common Stock will be entitled to (i) at time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Teledyne Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time which have been paid with respect to such whole shares of Teledyne Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender of share certificates or delivery, as the case may be, and a payment date subsequent to such surrender or delivery payable with respect to such whole shares of Teledyne Common Stock, in each case without interest.

Termination of Exchange Fund

Any portion of the exchange fund that remains undistributed to former holders of FLIR Common Stock for one year after the Effective Time will be delivered to Teledyne. Thereafter, FLIR stockholders must look only to Teledyne for payment of the merger consideration and any dividends or distributions with respect to shares of Teledyne Common Stock.

No Liability

None of Teledyne, Merger Sub I, Merger Sub II, FLIR, or the exchange agent will be liable to any holder of FLIR Common Stock for any amount of merger consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Appraisal Rights of FLIR Stockholders

The Merger Agreement provides that shares of FLIR Common Stock held by those stockholders who are entitled to demand and properly demand appraisal pursuant to Section 262 of the DGCL will not be converted into merger consideration pursuant to the Merger Agreement, but instead will entitle the holders of such shares to receive payment of the fair value of their shares as determined in accordance with Delaware law. If any holder who was entitled to dissenters’ rights fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s shares of FLIR Common Stock will cease, such shares shall be deemed to have been converted as of the Effective Time into, and will have become exchangeable solely for the right to receive the merger consideration as provided in the Merger Agreement.

FLIR has agreed to serve prompt notice to Teledyne of any demands received by FLIR for appraisal of any shares of FLIR Common Stock, and Teledyne will have the right to participate in and direct all negotiations and legal actions and proceedings with respect to such demands. Prior to the Effective Time, FLIR will not, without the prior written consent of Teledyne, (i) make any payment with respect to, or settle or offer or commit to settle, any such demands, (ii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL, or (iii) agree to do any of the foregoing.

The fair value of shares of FLIR Common Stock as determined in accordance with Section 262 of the DGCL could be more than, less than or the same as the merger consideration for FLIR Common Stock. FLIR stockholders who wish to exercise appraisal rights must precisely follow specific procedures. See “Appraisal Rights of FLIR Stockholders” beginning on page 196 of this joint proxy statement/prospectus.

Treatment of FLIR Equity Awards

Cash payments due pursuant to the treatment of equity awards described below will be made promptly by Teledyne following the Effective Time, and in any event within 10 business days, in accordance with the surviving company’s and/or Teledyne’s payroll practices or the payroll practices of their respective affiliates.

FLIR Stock Options

At the Effective Time, each FLIR Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive an amount of cash equal to the product of (i) the excess, if any, of (x) $56.00 over (y) the exercise price of such FLIR Stock Option, multiplied by (ii) the number of shares of FLIR Common Stock subject to such FLIR Stock Option, less applicable tax withholdings. In the event the per share exercise price of a FLIR Stock Option is equal to or greater than $56.00, such FLIR Stock Option will be cancelled as of the Effective Time without the payment of any consideration therefor.

FLIR Service-based Restricted Stock Units

At the Effective Time, each FLIR RSU granted prior to the date of the Merger Agreement that is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR RSU.

FLIR Service-based Restricted Stock Units Awarded in 2021

At the Effective Time, each 2021 FLIR RSU that is outstanding immediately prior to the Effective Time and is held by an Accelerated RSU Holder will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such 2021 FLIR RSU.

At the Effective Time, each 2021 FLIR RSU that is outstanding immediately prior to the Effective Time and is held by an individual who is not an Accelerated RSU Holder will be assumed by Teledyne and automatically converted into an Adjusted RSU with respect to a number of shares of Teledyne Common Stock equal to the product obtained by multiplying (i) the total number of shares of FLIR Common Stock subject to such 2021 FLIR RSU immediately prior to the Effective Time by (ii) 0.1436. Any fractional shares that result from the foregoing calculation will be rounded down to the nearest whole share of Teledyne Common Stock, and the remaining shares (or fractional shares) of FLIR Common Stock represented by such 2021 FLIR RSU that have not been converted into Adjusted RSUs, will be paid in cash. Each such Adjusted RSU will otherwise be subject to the same terms and conditions applicable to the corresponding 2021 FLIR RSU under the applicable FLIR equity plan and the applicable award agreement, including vesting terms.

FLIR Performance-based Restricted Stock Units

At the Effective Time, each FLIR PRSU that was granted prior to the date of the Merger Agreement and is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR PRSU. The number of shares of FLIR Common Stock underlying the FLIR PRSU that will become vested will be equal to the greater of (i) the target number of shares set forth in the award agreement for such FLIR PRSU and (ii) the number of shares that would be achieved based on the actual achievement of the applicable performance goals if the applicable performance period ended on December 31, 2020, the last day of FLIR’s calendar quarter immediately preceding the first public announcement of the transactions contemplated in the Merger Agreement, as if such day were the last day of the performance period.

Conditions to Completion of the Mergers

The obligations of Teledyne, Merger Sub I, Merger Sub II and FLIR to effect the First Merger are subject to the satisfaction, or waiver by Teledyne, Merger Sub I, Merger Sub II and FLIR to the extent permitted by applicable law of the following conditions:

•	FLIR stockholder approval of the FLIR Merger Proposal;

•	Teledyne stockholder approval of the Teledyne Share Issuance Proposal;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Teledyne Common Stock to be issued to FLIR stockholders in the First Merger;

•

the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act, and the receipt of all authorizations, consents or approvals required under the antitrust laws of certain other non-U.S. jurisdictions specified in the Merger Agreement or the expiration or termination of any applicable waiting periods thereunder;

•	the absence of any temporary restraining order, preliminary or permanent injunction, order or other legal restraint or prohibition preventing or making illegal the closing of the Mergers; and

•

the declaration of the effectiveness under the Securities Act by the SEC of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the absence of any stop order suspending such effectiveness and the absence of any proceedings initiated or threatened in writing (and not withdrawn) by the SEC for that purpose.

The obligations of Teledyne, Merger Sub I and Merger Sub II to effect the First Merger are additionally subject to the satisfaction, or waiver by Teledyne, of each of the following conditions:

•

the representations and warranties of FLIR in the Merger Agreement that are qualified by materiality must be true and correct and the representations and warranties of FLIR in the Merger Agreement that are not so qualified must be true and correct in all material respects, in either case, as of the closing date as though made on or as of such date. This condition will be deemed to have been satisfied even if any representations and warranties of FLIR are not true and correct unless the cumulative effect of the failure of such representations and warranties of FLIR, individually or in the aggregate, has resulted in or is reasonably likely to result in a material adverse effect (as defined below) with respect to FLIR. Teledyne must have received a certificate from an authorized executive officer of FLIR to the effect that this condition has been satisfied;

•

FLIR having performed or complied in all material respects with its obligations under the Merger Agreement prior to the Effective Time, and the receipt by Teledyne of a certificate from an authorized executive officer of FLIR to that effect; and

•

since the date of the Merger Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to FLIR.

The obligations of FLIR to effect the First Merger are additionally subject to the satisfaction, or waiver by FLIR, of each of the following conditions:

•

the representations and warranties of Teledyne, Merger Sub I and Merger Sub II in the Merger Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of Teledyne, Merger Sub I and Merger Sub II in the Merger Agreement that are not so qualified shall be true and correct in all material respects, in either case, as of the closing date as though made on or as of such date. This condition will be deemed to have been satisfied even if any representations and warranties of Teledyne, Merger Sub I or Merger Sub II are not true and correct unless the cumulative effect of the failure of such representations and warranties, individually or in the aggregate, has resulted in or is reasonably likely to result in a material adverse effect with respect to Teledyne. FLIR must have received a certificate from an authorized executive officer of Teledyne to the effect that this condition has been satisfied;

•

each of Teledyne, Merger Sub I and Merger Sub II having performed or complied in all material respects with their respective obligations under the Merger Agreement prior to the Effective Time, and the receipt by FLIR of a certificate from an authorized executive officer of Teledyne to that effect;

•

since the date of the Merger Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Teledyne; and

•

FLIR must have received an opinion of Hogan Lovells (or other nationally recognized outside counsel), in form and substance reasonably satisfactory to FLIR, that for United States federal income tax purposes the Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code.

Definition of Material Adverse Effect

In addition to the conditions to closing relating to the absence of any material adverse effect with respect to Teledyne and FLIR, many of FLIR’s and Teledyne’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “material adverse effect,” with respect to either party, is defined to mean any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole. However, none of the following events, changes, effects, developments, states of facts, conditions, circumstances or occurrences will be deemed to include a material adverse effect:

•

changes in or affecting general political, social or economic conditions (including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

•

changes in or affecting the industries in which the applicable party or its subsidiaries operate generally, to the extent such party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

•

changes resulting from or arising out of any changes in GAAP or accounting standards or interpretations thereof, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

•

changes resulting from or arising out of any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

•

changes resulting from or arising out of any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of the Merger Agreement, of any rule, regulation, ordinance, order, protocol or any other law of or by any governmental entity;

•

changes resulting from or arising out of the execution of the Merger Agreement or the announcement or consummation of the transactions contemplated by the Merger Agreement with the other party, including the impact thereof on relationships, contractual or otherwise, of any party with employees, customers, suppliers, licensors, licensees, governmental entities, creditors and other persons;

•	changes resulting from or arising out of any litigation brought by a stockholder of FLIR or Teledyne relating to the Merger Agreement or any of the transactions contemplated thereby;

•

changes resulting from or arising out of any act of God, natural disaster or other calamity to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

•

epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any applicable law or guideline issued by a governmental entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19);

•

changes resulting from or arising out of any change in the share price or trading volume of the shares of the applicable party’s common stock, in such party’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of such party to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure will not be excluded, and may be taken into account, in determining whether there has been or may be a material adverse effect) (to the extent permitted by the definition of “material adverse effect” in the Merger Agreement and not otherwise excepted by another clause of this section);

•	actions taken as required or permitted by the Merger Agreement or actions or omissions taken with Teledyne’s consent; or

•	with respect to Teledyne, any event, change, effect, development, state of facts, condition, circumstance or occurrence that FLIR had knowledge of as of the date of the Merger Agreement.

FLIR Acquisition Proposals

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, FLIR has agreed that, except as described further below, it will not, and will use its reasonable best efforts to cause its representatives and its subsidiaries not to, directly or indirectly:

•

solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries, proposals or offers constituting or that would reasonably be expected to lead to a FLIR acquisition proposal (as defined below);

•

make available any information regarding FLIR or any of its subsidiaries to any person (other than Teledyne and Teledyne’s or FLIR’s representatives), in response to a FLIR acquisition proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a FLIR acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any FLIR acquisition proposal (other than to state that they currently are not permitted to have discussions);

•	approve, endorse or recommend any FLIR acquisition proposal;

•

make or authorize any statement, recommendation or solicitation in support of any FLIR acquisition proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a FLIR acquisition proposal; or

•	enter into any letter of intent or agreement in principle or any contract providing for, relating to or in connection with any FLIR acquisition proposal.

FLIR has agreed that it will, and will instruct and will use its reasonable best efforts to cause its representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any FLIR acquisition proposal, other than the transactions contemplated by the Merger Agreement and (ii) request the prompt return or destruction, to the extent required by any confidentiality agreement of FLIR, of all confidential information previously made available by it or on its behalf in connection with any actual or potential FLIR acquisition proposal. FLIR has further agreed it will not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality agreement to which FLIR or any of its subsidiaries or any of its affiliates is a party with respect to any FLIR acquisition proposal. However, FLIR will be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which FLIR or any of its subsidiaries or any of its affiliates is a party with respect to any FLIR acquisition proposal or any proposal inquiry or offer that would reasonably be expected to lead to a FLIR acquisition proposal if the FLIR Board determines in good faith (after consultation with FLIR’s outside legal counsel) that failure to waive such standstill would be inconsistent with its fiduciary duties to FLIR stockholders under applicable law.

Notwithstanding the above, prior to the FLIR stockholder approval, if FLIR receives an unsolicited bona fide written FLIR acquisition proposal, (i) FLIR may contact the person who has made such FLIR acquisition proposal (that did not result from a breach by FLIR of the Merger Agreement) in order to clarify the terms of such FLIR acquisition proposal, and (ii) if the FLIR Board determines in good faith after consultation with FLIR’s outside legal counsel and outside financial advisor that such FLIR acquisition proposal constitutes, or would reasonably be likely to constitute or lead to, a FLIR superior proposal (as defined below), then FLIR may:

•

make available information (including non-public information) with respect to FLIR or any of its subsidiaries to the person making such FLIR acquisition proposal pursuant to a FLIR acceptable confidentiality agreement; provided, that FLIR will, substantially concurrently with, provide copies to Teledyne of any material non-public information made available to the person making such FLIR acquisition proposal that has not been previously provided or made available to Teledyne; and

•	participate in discussions or negotiations with the person making such FLIR acquisition proposal regarding such proposal.

FLIR is required to promptly (and in any event within 48 hours) notify Teledyne in writing following the receipt of any FLIR acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a FLIR acquisition proposal (including the identity of the person making or submitting the FLIR acquisition proposal or inquiry, proposal or offer and the material terms and conditions of the FLIR acquisition proposal) that is made or submitted by any person prior to obtaining the FLIR stockholder approval. FLIR is also required to keep Teledyne reasonably informed, on a reasonably current basis, of the status of, or other material changes in, any FLIR acquisition proposal, including any amendments to material terms.

A “FLIR acquisition proposal” means a proposal or offer from any person other than Teledyne providing for any:

•

merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving FLIR, pursuant to which any such person (including such person’s or resulting company’s direct or indirect stockholders) would own or control, direct or indirectly, 15% or more of the voting power or equity of FLIR;

•

sale or other disposition, directly or indirectly, of assets of FLIR (including the capital stock or other equity interests of any subsidiary of FLIR) and/or any subsidiary of FLIR representing 15% or more of the consolidated assets, revenues or net income of FLIR and its subsidiaries, taken as a whole;

•	issuance or sale or other disposition of capital stock or other equity interests representing 15% or more of the voting power of FLIR;

•

tender offer, exchange offer or any other transaction or series of transactions in which any person would acquire, directly or indirectly, beneficial ownership of capital stock or other equity interests representing 15% or more of the voting power of FLIR of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of FLIR Common Stock; or

•	any combination of the foregoing (in each case, other than the Mergers).

A “FLIR superior proposal” means any FLIR acquisition proposal on terms which the FLIR Board determines in good faith (after consultation with FLIR’s financial advisor and outside legal counsel) to be more favorable, taken as a whole, from a financial point of view to FLIR stockholders than the transactions contemplated by the Merger Agreement, provided that for purposes of this definition, references to “15%” in the definition of “FLIR acquisition proposal” will be deemed to be references to “50%.”

Special Meetings of FLIR Stockholders and Teledyne Stockholders; Recommendation of the FLIR Board; Recommendation of the Teledyne Board

FLIR has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the FLIR stockholder approval as soon as reasonably practicable following the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. Except in certain specified circumstances, FLIR has agreed to use its reasonable best efforts to solicit proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure such approval, and FLIR has agreed, through the FLIR Board, to recommend that the FLIR stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby, including the First Merger (the “FLIR recommendation”).

FLIR will have the right to postpone or adjourn the meeting of its stockholders for no longer than 30 days in the aggregate under certain circumstances specified in the Merger Agreement, including the absence of a quorum and to allow reasonable additional time to solicit additional proxies to the extent that at such time, FLIR has not received a number of proxies that it reasonably believes sufficient to obtain the FLIR stockholder approval at such meeting of its stockholders.

Teledyne has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the Teledyne stockholder approval of the Teledyne Share Issuance Proposal as soon as reasonably practicable following the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. Except in certain specified circumstances, Teledyne has agreed to use its reasonable best efforts to solicit proxies in favor of the Teledyne Share Issuance Proposal and to take all other action necessary or advisable to secure such approval, and Teledyne has agreed, through the Teledyne Board, to recommend that the Teledyne stockholders approve the Teledyne Share Issuance Proposal (the “Teledyne recommendation”).

Teledyne will have the right to postpone or adjourn the meeting of its stockholders for no longer than 30 days in the aggregate under certain circumstances specified in the Merger Agreement, including the absence of a quorum and to allow reasonable additional time to solicit additional proxies to the extent that at such time, Teledyne has not received a number of proxies that it reasonably believes sufficient to obtain the Teledyne stockholder approval at such meeting of its stockholders.

FLIR Change in Recommendation; Termination for Superior Proposal

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, FLIR has agreed, subject to certain exceptions, that neither the FLIR Board nor any committee thereof may:

•	withdraw, qualify, or modify, in each case in a manner adverse to Teledyne, the FLIR recommendation (a “FLIR adverse recommendation change”); or

•	adopt, recommend, endorse or otherwise declare advisable any FLIR acquisition proposal.

The Merger Agreement provides, however, that if FLIR receives an unsolicited bona fide written FLIR acquisition proposal prior to obtaining the FLIR stockholder approval that did not result from a breach of FLIR’s nonsolicitation obligations, the FLIR Board may make a FLIR adverse recommendation change and may terminate the Merger Agreement in accordance with its terms (including payment of the FLIR termination fee) to concurrently enter into a definitive agreement to effect a FLIR superior proposal if the FLIR Board determines in good faith (after consultation with FLIR’s outside legal counsel and financial advisor) that a FLIR acquisition proposal constitutes a FLIR superior proposal. Prior to making a FLIR adverse recommendation change or terminating the Merger Agreement to enter into a definitive agreement to effect a FLIR superior proposal, the FLIR Board must provide written notice to Teledyne and for four business days thereafter permit Teledyne to make counteroffers or proposals (including to amend the terms of the Merger Agreement), and must take into account any such counteroffers or proposals. Furthermore, if during the aforementioned four business day period any material revisions are made to a FLIR acquisition proposal, the FLIR Board must provide a new written notice to Teledyne and for two business days thereafter permit Teledyne to make counteroffers or proposals.

The Merger Agreement also provides that prior to obtaining the FLIR stockholder approval, the FLIR Board may make a FLIR adverse recommendation change in response to a FLIR intervening event (as defined below) if the FLIR Board determines in good faith (after consultation with FLIR’s outside counsel) that failure to make a FLIR adverse recommendation change would be inconsistent with its fiduciary duties under applicable law. Prior to making a FLIR adverse recommendation change in response to a FLIR intervening event, the FLIR Board must provide written notice to Teledyne and for four business days thereafter permit Teledyne to make proposals to amend the terms of the Merger Agreement so that the failure to take such action would no longer be inconsistent with the FLIR Board’s fiduciary duties under applicable law, and must take into account any such adjustment or modification to the terms of the Merger Agreement.

A “FLIR intervening event” means an event, fact, circumstance, development or occurrence that is material to FLIR and its subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to the FLIR Board on the date of the Merger Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the FLIR Board prior to obtaining the FLIR stockholder approval. However, if the FLIR intervening event relates to an event, fact, circumstance, development or occurrence involving Teledyne or any of its subsidiaries, then such event, fact, circumstance, development or occurrence will not constitute a FLIR intervening event unless it has a material adverse effect with respect to Teledyne. In addition, none of the following constitutes a “FLIR intervening event” for purposes of the Merger Agreement: (i) the receipt, existence or terms of a FLIR acquisition proposal or any inquiry or matter relating thereto or consequence thereof; (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, the Merger Agreement; and (iii) changes in the market price or trading volume of the shares of FLIR Common Stock or shares of Teledyne Common Stock (although the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a FLIR intervening event).

Teledyne Change in Recommendation

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, neither the Teledyne Board nor any committee thereof shall withdraw, qualify, or modify, in each case in a manner adverse to FLIR, the Teledyne recommendation (a “Teledyne adverse recommendation change”). Notwithstanding the foregoing limitation, prior to obtaining the Teledyne stockholder approval, the Teledyne Board may make a Teledyne adverse recommendation change in response (i) to a Teledyne intervening event (as defined below) or (ii) an unsolicited Teledyne acquisition proposal (where Teledyne did not, directly or indirectly, solicit, initiate, or encourage the making, submission or announcement of such Teledyne acquisition proposal), if the Teledyne Board determines in good faith (after consultation with Teledyne’s outside counsel) that failure to make a Teledyne adverse recommendation change would be inconsistent with its fiduciary duties under applicable law. Prior to making a Teledyne adverse recommendation change in response to a Teledyne intervening event or an unsolicited Teledyne acquisition proposal, the Teledyne Board must provide written notice to FLIR and for four business days thereafter permit FLIR to make proposals to amend the terms of the Merger Agreement so that the failure to take such action would no longer be inconsistent with the Teledyne Board’s fiduciary duties under applicable law, and must take into account any such adjustment or modification to the terms of the Merger Agreement.

A “Teledyne intervening event” means an event, fact, circumstance, development or occurrence that is material to Teledyne and its subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to the Teledyne Board on the date of the Merger Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Teledyne Board prior to obtaining Teledyne’s stockholders’ approval of the Teledyne Share Issuance Proposal. However, if the Teledyne intervening event relates to an event, fact, circumstance, development or occurrence involving FLIR or any of its subsidiaries, then such event, fact, circumstance, development or occurrence will not constitute a Teledyne intervening event unless it has a material adverse effect with respect to FLIR. In addition, none of the following constitutes a “Teledyne intervening event” for purposes of the Merger Agreement: (i) the receipt, existence or terms of a Teledyne acquisition proposal or any inquiry or matter relating thereto or consequence thereof; (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, the Merger Agreement; and (iii) changes in the market price or trading volume of the shares of Teledyne Common Stock or shares of FLIR Common Stock (although the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Teledyne intervening event). A “Teledyne acquisition proposal” means a proposal or offer from any person providing for any:

•

merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Teledyne, pursuant to which any such person (including such person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, 15% or more of the voting power or equity of Teledyne;

•

sale or other disposition, directly or indirectly, of assets of Teledyne (including the capital stock or other equity interests of any subsidiary of Teledyne) and/or any subsidiary of Teledyne representing 15% or more of the consolidated assets, revenues or net income of Teledyne and its subsidiaries, taken as a whole;

•	issuance or sale or other disposition of capital stock or other equity interests representing 15% or more of the voting power of Teledyne;

•

tender offer, exchange offer or any other transaction or series of transactions in which any person would acquire, directly or indirectly, beneficial ownership of capital stock or other equity interests representing 15% or more of the voting power of Teledyne of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of Teledyne Common Stock; or

•	any combination of the foregoing (in each case, other than the Mergers).

Efforts to Complete the Mergers

Subject to the terms and conditions of the Merger Agreement, Teledyne, Merger Sub I, Merger Sub II and FLIR have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement and to not fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, but subject to the provisions of the following sentences, nothing in the Merger Agreement will obligate Teledyne, Merger Sub I or Merger Sub II to, and neither FLIR nor any of its subsidiaries will, without the prior written consent of Teledyne, agree to any material modification to or material accommodation under any contract or pay any material fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by the Merger Agreement.

Each of Teledyne, Merger Sub I, Merger Sub II and FLIR has agreed to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement within 20 business days from the date of the Merger Agreement and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act; (ii) if required, appropriate filings under any regulatory law as soon as reasonably practicable; and (iii) any other necessary, proper or advisable registrations, filings and notices. Subject to applicable law and except as required by any governmental entity, neither Teledyne nor FLIR will agree to extend any waiting period under the HSR Act or any other regulatory law without the prior written consent of the other party. Teledyne will pay the filing fee for the Notification and Report Forms filed under the HSR Act and any other filings required pursuant to the Merger Agreement.

Each of Teledyne, Merger Sub I and Merger Sub II, on the one hand, and FLIR, on the other hand, will, in connection with certain efforts referenced above to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under the HSR Act or any other regulatory law and to make any other necessary, proper or advisable registrations, filings and notices, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any legal action or proceeding initiated by a private party, (ii) promptly notify the other party of any substantive communication made or received by Teledyne or FLIR, as the case may be, from the FTC, the Antitrust Division of the DOJ or any other governmental entity and of any communication received or given in connection with any legal action or proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, (iii) subject to applicable law, permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting, discussion or conference with, the FTC, the DOJ or any other governmental entity or party, and (iv) not agree to participate in any substantive meeting or discussion with the FTC, DOJ or any other governmental entity or other person in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated by the Merger Agreement, unless, to the extent reasonably practicable, it consults with the other party in advance, and, to the extent permitted by the FTC, the DOJ or such other applicable governmental entity, gives the other party the opportunity to attend and participate in such meetings and conferences.

Teledyne agrees to, and will cause its affiliates to, take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any regulatory law or trade regulation law that may be asserted by any governmental entity or any other person with respect to the transactions contemplated by the Merger Agreement and to obtain all consents, approvals and waivers under any regulatory law that may be required by any governmental entity to enable the parties to close the transactions contemplated by the Merger Agreement as promptly as reasonably practicable, including (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Teledyne or its subsidiaries or affiliates or of the assets, properties or businesses to be acquired pursuant to the Merger Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary) or any other order that would make the transactions contemplated by the Merger Agreement unlawful or would otherwise materially delay or prevent the consummation of such transactions, (ii) terminating, modifying or assigning existing relationships, contracts or obligations of Teledyne or its subsidiaries or affiliates or those relating to any assets, properties or businesses to be acquired pursuant to the Merger Agreement, (iii) changing or modifying any course of conduct regarding future operations of Teledyne or its subsidiaries or affiliates or the assets, properties or businesses to be acquired pursuant to the Merger Agreement, or (iv) otherwise taking or committing to take any other action that would limit Teledyne’s or its subsidiaries’ or affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to the Merger Agreement. However, Teledyne is not obligated to take any action contemplated in clauses (i) through (iv) above unless such action is expressly conditioned upon the closing of the transactions contemplated by the Merger Agreement.

In addition, if any action or proceeding is instituted (or threatened) challenging the transactions contemplated by the Merger Agreement as violating any regulatory law or if any decree, order, judgment or injunction (whether temporary, preliminary or permanent) is entered, enforced or attempted to be entered or enforced by any governmental entity that would make the transactions contemplated by the Merger Agreement illegal or otherwise delay or prohibit the consummation of such transactions, Teledyne and its affiliates and subsidiaries will take any and all actions to contest and defend any such claim, cause of action or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any decree, order, judgment or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of such transactions.

During the period from the date of the Merger Agreement until the Effective Time, except as required by the Merger Agreement, each of Teledyne and FLIR has agreed that it and its affiliates will not, without the prior written consent of the other party, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by it or any of its affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Teledyne, Merger Sub I, Merger Sub II or FLIR to consummate the transactions contemplated in the Merger Agreement prior to the outside date (as defined below). Without limiting the generality of the foregoing, each of Teledyne and FLIR has agreed that neither it nor its affiliates shall, and shall not cause any person to, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining approval under any regulatory law or the expiration or termination of any waiting period in connection with applicable regulatory law; (ii) materially increase the risk of the FTC, DOJ or any other governmental entity entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement, including the Mergers or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or materially delay receipt of any applicable regulatory law approval.

Notwithstanding anything to the contrary contained above or in the Merger Agreement, Teledyne and its affiliates will not be required to propose, negotiate or commit to sell, divest, exclusively license, hold separate, or otherwise dispose of, accept any material operational restrictions or take or commit to take any actions (including supply and other commercial arrangements) which restrictions or actions would limit Teledyne’s or any of its subsidiaries’ freedom of action with respect to, assets, licenses, product lines, operations or businesses of Teledyne, FLIR or any of FLIR’s subsidiaries that, individually or in the aggregate, generated total annual revenues in excess of $150,000,000 (taking into account intra-company sales), in Teledyne’s or FLIR’s fiscal year 2020, as applicable.

Conduct of Business Pending the Mergers

Restrictions on FLIR’s Interim Operations

FLIR has agreed that, except (x) with the prior written consent of Teledyne (which consent will not be unreasonably withheld, conditioned or delayed), (y) for matters disclosed in the disclosure letter delivered by FLIR to Teledyne or otherwise expressly required or permitted by the Merger Agreement or (z) as may be required by law, prior to the earlier of the Effective Time and date, if any, on which the Merger Agreement is terminated in accordance with its terms, FLIR will, and will cause each of its subsidiaries to, conduct its business and the business of its subsidiaries in all material respects in the ordinary course, and FLIR will not, and will not permit any of its subsidiaries to:

•

amend or permit the adoption of any amendment to the certificate of incorporation or bylaws (or comparable organizational documents) of FLIR or any of its subsidiaries other than in connection with internal reorganizations of its subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

other than certain grants of FLIR RSUs to directors of FLIR and to employees of FLIR and its subsidiaries, issue, grant or sell (i) shares of capital stock, (ii) voting debt or other voting securities of FLIR, (iii) stock equivalents of FLIR, (iv) any equity or equity-based compensation awards under any FLIR stock plan or similar plan, policy, program, practice, arrangement or agreement or (v) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, FLIR or any of its subsidiaries, other than the issuance of shares of FLIR Common Stock upon the exercise of FLIR Stock Options or the settlement of FLIR RSUs, in each case, outstanding as of the date of the Merger Agreement or permitted to be granted under the Merger Agreement and in accordance with their terms under the FLIR stock plans as of the date of the Merger Agreement or pursuant to the terms of FLIR’s 2019 Employee Stock Purchase Plan (the “FLIR ESPP”) in effect immediately prior to the date of the Merger Agreement;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, equity interests, property or otherwise, with respect to any of its capital stock or other equity interests, other than (i) two quarterly cash dividends on FLIR Common Stock in an amount not to exceed $0.17 per share of FLIR Common Stock with record and payment dates in accordance with FLIR’s dividend policy and consistent with past practice and (ii) any dividend or distribution by any of its subsidiaries to FLIR or to another subsidiary of FLIR;

•	enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course of business;

•

adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with cashless exercise, settlement or similar transactions (including withholding of taxes) pursuant to the exercise of FLIR Stock Options, the settlement of FLIR RSUs, 2021 FLIR RSUs and FLIR PRSUs or the vesting of or elections under Code Section 83(b) relating to restricted shares of FLIR Common Stock outstanding as of the close of business in New York City on the date of the Merger Agreement or permitted to be granted in accordance with the Merger Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of FLIR’s capital stock or other securities or the capital stock or other securities of one of its subsidiaries;

•

make or agree to make any new capital commitments or capital expenditures, other than capital commitments or capital expenditures that are not in excess of $15 million in the aggregate in any calendar quarter;

•

(i) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) from a third party any corporation, partnership or other business organization or business or division thereof or a material portion of the assets thereof or (ii) sell (whether by merger, consolidation or sale of equity interests or assets or otherwise) to a third party any subsidiary or any business line or material assets of FLIR and its subsidiaries;

•	enter into any joint venture or partnership material to FLIR and its subsidiaries, taken as a whole;

•

enter into any transactions, agreements, arrangements or understandings with any affiliate or other person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•

(i) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of FLIR or any of its subsidiaries, guarantee any debt securities of any third party, or amend, modify or refinance any such indebtedness (other than trade payables, documentary and standby letters of credit, guarantees and surety bonds in respect of contracts in the ordinary course of business consistent with past practice, otherwise pursuant to existing credit facilities in the ordinary course to fund working capital, capital expenditures, normal operations and dividends and certain other exceptions) or (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than any of FLIR or its subsidiaries or certain advances or draws in the ordinary course of business consistent with past practice to employees of FLIR or its subsidiaries);

•

except to the extent required by applicable law or the terms of any FLIR employee benefit plan, and except as expressly contemplated or permitted by the Merger Agreement or as otherwise set forth in the disclosure letter delivered to Teledyne by FLIR, (i) change the compensation or benefits of any current or former officer, director, or senior executive of FLIR or any of its subsidiaries in any material respect other than, in the ordinary course of business, (ii) establish, enter into, materially amend, terminate or adopt any material FLIR employee benefit plan (or any plan, program, practice, policy, agreement or arrangement that would be a material FLIR employee benefit plan if in effect as of the date of the Merger Agreement) or (iii) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by the Merger Agreement;

•

implement or adopt any material change in its policies or methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements (including the Financial Accounting Standards Board or any similar organization), (ii) change its fiscal year or (iii) make any material change in internal accounting controls or disclosure controls and procedures;

•

(i) fail to file any material tax return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (ii) except to the extent otherwise required by law and in the ordinary course of business consistent with past practice, (1) make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, (2) file any material amended tax return, or (3) settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to any material tax or surrender any right to claim a material tax refund, in each case of this clause (3), other than with respect to such matters that do not exceed $7 million;

•	commence or settle, compromise or otherwise voluntarily resolve any material legal action or proceeding other than (i) in the ordinary course of business consistent with past practice, (ii) any action that would not result in liability to FLIR and its subsidiaries taken as a whole (1) in excess of the amount reserved therefor or reflected on the balance sheet of FLIR as of September 30, 2020 or (2) if not reserved on the balance sheet of FLIR as of September 30, 2020, is not in an amount in excess of $1 million and (iii) any legal action or proceeding that (1) involves any injunction or material non-monetary relief on FLIR or any of its subsidiaries, (2) does not provide for a complete release of FLIR or its subsidiaries of all claims or (3) provides for any admission of criminal liability by FLIR or any of its subsidiaries;

•	other than in the ordinary course, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material intellectual property of FLIR to any third party;

•	transfer, sell, or exclusively license any material intellectual property of FLIR;

•

without first providing reasonable advance notice thereof to, and consulting with, Teledyne to the extent permitted by applicable law, (i) enter into, amend, renew or modify any material contract of FLIR or contract that would be a material contract of FLIR if in effect on the date of the Merger Agreement (other than any customer contract which is entered into in the ordinary course of business consistent with past practice or contract that can be terminated by FLIR or any its subsidiaries without liability to FLIR or such subsidiary on 30 days’ prior written notice) or (ii) consent to the termination of (other than expiration in accordance with its terms) any material contract of FLIR or contract permitted to be entered into under the Merger Agreement that would be a material contract of FLIR if in effect on the date of the Merger Agreement, or (iii) fail to enforce its material rights under any material contract of FLIR or contract permitted to be entered into under the Merger Agreement that would be a material contract of FLIR if in effect on the date of the Merger Agreement;

•	enter into any non-compete, or similar contract that would materially impair the conduct of business of FLIR or any of its subsidiaries in any jurisdiction;

•	effectuate a “plant closing” or “mass layoff,” as those terms are defined under the Workers Adjustment and Retraining Notification Act;

•	enter into any material new line of business;

•

other than in the ordinary course of business, enter into, materially amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of employees of FLIR or any of its subsidiaries’ employees, or enter into negotiations regarding any such agreement;

•

cancel any material insurance policies or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of the Merger Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

•	agree to, authorize or enter into any contract obligating it to take any of the foregoing actions.

Restrictions on Teledyne’s Interim Operations

Teledyne has agreed not to take certain actions prior to the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, without the written consent of FLIR (which consent shall not be unreasonably withheld, conditioned or delayed), subject to certain delineated exceptions included in the disclosure letter delivered to FLIR by Teledyne in connection with the signing of the Merger Agreement, unless the actions are expressly required or permitted by the Merger Agreement. In particular, subject to the above exceptions, (i) Teledyne will, and will cause each of its subsidiaries to, conduct its business and the business of its subsidiaries in all material respects in the ordinary course and (ii) will not, and will not permit any of its subsidiaries to:

•	amend or permit the adoption of any amendment to the Teledyne Certificate of Incorporation;

•

amend or permit the adoption of any amendment to the Teledyne Bylaws in a manner that would materially and adversely affect the holders of shares of FLIR Common Stock whose shares may be converted into shares of Teledyne Common Stock at the Effective Time in a manner different than holders of shares of Teledyne Common Stock prior to the Effective Time;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

adjust, split or combine, any shares of Teledyne’s capital stock or other equity interests, or reclassify, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Teledyne’s capital stock or other securities or the capital stock or other securities of a subsidiary of Teledyne;

•

issue, grant, deliver, sell, pledge, dispose of or encumber any shares of capital stock or securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Teledyne, other than the issuance of shares of Teledyne Common Stock in the First Merger (or the issuance of shares of Teledyne Common Stock exercisable for or convertible into shares of Teledyne Common Stock), in each case, pursuant to a Teledyne stock plan or the Teledyne ESPPs (as defined in the Merger Agreement); or

•	agree to, authorize or enter into any contract obligating Teledyne to take any of the actions described in the foregoing clauses.

Restrictions on Merger Sub I’s and Merger Sub II’s Interim Operations

Prior to the Effective Time, each of Merger Sub I and Merger Sub II has agreed to not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

Employee Matters

During the period beginning at the Effective Time and ending 12 months later, Teledyne will, or will cause a subsidiary of Teledyne to, provide to each employee of FLIR and its subsidiaries who is employed immediately prior to the Effective Time (each, a “continuing employee”), for so long as the continuing employee remains in the employment of Teledyne and its subsidiaries during such period:

•

compensation (such term to include salary or base rate of compensation, annual cash bonus opportunities and commissions) that is in the aggregate no less favorable than the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, severance and nonqualified deferred compensation) being provided by FLIR or its subsidiaries to such continuing employee immediately prior to the Effective Time;

•

benefits that are in the aggregate no less favorable than the benefits (excluding any defined benefit pension plans or retiree medical benefits) being provided by FLIR or its subsidiaries to continuing employees immediately prior to the Effective Time (except that with respect to defined contribution plans and employee stock purchase plans, such benefits will be no less favorable than the benefits being provided by Teledyne to similarly situated employees of Teledyne or its subsidiaries); and

•	severance benefits that are no less favorable than those in effect with respect to such continuing employee as of the date of the Merger Agreement.

Following the Effective Time, Teledyne and its subsidiaries will use reasonable best efforts so that each continuing employee is provided full credit for prior service with FLIR and its subsidiaries to the extent such service would be recognized if it had been performed as an employee of Teledyne or any of its subsidiaries for purposes of eligibility and vesting under any Teledyne employee benefit plans (but not for benefit accrual purposes), or for purposes of determining retirement eligibility under any equity or equity-based award granted in connection with the transactions contemplated by the Merger Agreement, and determination of benefit levels under paid time off or severance policies, but except where such credit would result in a duplication of benefits. No continuing employee will be retroactively eligible for any Teledyne employee plan, including any such Teledyne employee plan that was frozen prior to the Effective Time. Furthermore, with respect to medical, dental, vision or prescription drug benefits, Teledyne will use commercially reasonable efforts to cause the waiver of any pre-existing condition, actively at work, waiting period and similar requirements and cause the Teledyne employee plans to honor any expenses incurred by the continuing employees and their eligible dependents under any corresponding FLIR employee benefit plan during the portion of the calendar year up to the date that such replacement coverage is provided. FLIR is required to provide Teledyne or its designee all information reasonably requested to allow Teledyne to comply with the foregoing obligations.

FLIR has agreed to take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the closing date (and contingent upon the closing), the FLIR 401(k) Savings Plan and the FLIR ESPP, unless Teledyne, in its sole and absolute discretion, agrees to sponsor and maintain any such plan by providing FLIR with written notice of such election at least 30 days before the Effective Time.

FLIR will provide prompt written notice to Teledyne of any employee of FLIR or its subsidiaries with annual base compensation greater than $275,000, who delivers written notice to FLIR or any of its subsidiaries at any time prior to the Effective Time that he or she intends to resign or retire as a result of or in connection with the transactions contemplated by the Merger Agreement.

Board of Directors and Executive Officers of Teledyne After the Mergers

After the Mergers, the current directors and executive officers of Teledyne are expected to continue serving in such capacities for Teledyne, the directors and officers of Merger Sub I will become the directors and officers of the surviving company in the First Merger and the directors and officers of the surviving company in the First Merger will become the directors and officers of the surviving company in the Second Merger. Information about the current Teledyne directors and executive officers can be found in the documents listed in “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus supplement.

Financing

Teledyne, Merger Sub I and Merger Sub II, will, and will use their reasonable best efforts to cause their representatives and affiliates to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the debt financing pursuant to the Commitment Letter entered into in connection with the signing of the Merger Agreement or otherwise (“Debt Financing”) on the terms and conditions set forth in the Commitment Letter (including the market flex provisions set forth in any fee letter) as promptly as practicable after the date of the Merger Agreement, including using reasonable best efforts to:

•	maintain in effect and comply with the Commitment Letter until the Mergers and the other transactions contemplated in the Merger Agreement are consummated;

•

timely negotiate and enter into definitive agreements with respect to the Debt Financing (the “Debt Financing Documents”) on the terms and conditions set forth in the Commitment Letter (and the market flex provisions set forth in any fee letter);

•

satisfy or cause to be waived on a timely basis all conditions applicable to Teledyne, Merger Sub I and Merger Sub II, their representatives and their affiliates set forth in the Commitment Letter or such definitive agreements and otherwise comply with their obligations thereunder; and

•	upon the satisfaction or waiver of such conditions, consummate the Debt Financing.

Teledyne will not amend, modify or waive, or seek or agree to amend, modify or waive (in any case, whether by action or inaction), any term of the Commitment Letter or the Debt Financing Documents without the prior written consent of FLIR. Teledyne will not, and will not permit any of its affiliates to, take any action not otherwise required under the Merger Agreement that is a breach of, or would result in termination of, the Commitment Letter. Teledyne will keep FLIR reasonably informed of the status of its efforts to arrange the Debt Financing and will promptly provide to FLIR copies of all executed amendments, modifications, consents or waivers to or under the Commitment Letter and all executed and substantially final draft Debt Financing Documents.

If the Debt Financing in an aggregate amount (together with cash and marketable securities on hand) at least equal to the aggregate cash portion of the merger consideration to be deposited with the exchange agent and all other amounts required to be paid pursuant to the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letter for any reason (such event, an “Original Financing Failure”), Teledyne will promptly notify FLIR in writing of the Original Financing Failure and Teledyne will use all reasonable efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources (including debt, equity or other financing) in an amount, when added with available cash and marketable securities of Teledyne and its subsidiaries, sufficient to consummate the transactions contemplated by the Merger Agreement and to pay all related fees and expenses (the “Alternate Financing”), and to obtain one or more new financing commitment letters with respect to such Alternate Financing (collectively, the “New Commitment Letter”) and related fee letters, which will replace the existing Commitment Letter and any existing fee letter; provided that any such Alternate Financing shall not (i) obligate FLIR prior to the closing as a surety, guarantor or indemnitor or to extend credit to any person or (ii) impose any new or additional condition or otherwise expand any condition to draw and other terms that would reasonably be expected to affect the availability thereof at the closing.

From the date of the Merger Agreement until the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the closing of the Mergers, FLIR will, and will cause its subsidiaries to, and shall use its commercially reasonable efforts to cause its and their respective representatives to, provide to Teledyne, commercially reasonable customary cooperation as may be reasonably requested by Teledyne in connection with the arrangement and consummation of the Debt Financing or any alternative financing (provided that such cooperation does not unreasonably interfere with the ongoing operations of FLIR and its subsidiaries), including using commercially reasonable efforts to:

•

cause senior management to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, in each case, upon reasonable notice at mutually agreed times and places;

•

assist with the preparation of rating agency presentations, investor presentations, registration statements, prospectuses, offering memoranda, bank information memoranda, customary lender presentations and marketing materials and similar documents, in each case as necessary and customary in connection with the Debt Financing;

•	provide customary authorization and representation letters, in each case as reasonably requested by the lenders in the Debt Financing (the “Debt Financing Sources”);

•

obtain customary payoff letters and any necessary lien terminations and other instruments of discharge in connection with the repayment of existing indebtedness in order to facilitate the Refinancing (as defined in the Commitment Letter) on the closing date; and

•	cooperate with the Debt Financing Sources’ due diligence, to the extent customary or reasonable and subject to confidentiality.

Notwithstanding anything to the contrary contained in the Merger Agreement, no obligation of FLIR or its subsidiaries under any certificate, document or instrument shall be effective until the closing of the Mergers and FLIR and its subsidiaries shall not be required to take any action under any certificate, document or instrument that is not contingent upon the closing of the Mergers or that would be effective prior to the closing of the

Mergers. Teledyne shall indemnify, defend and hold harmless FLIR and its affiliates, and their respective representatives, from and against any liability, obligation or loss (including consultants’, accountants’ and attorneys’ fees) suffered or incurred by them in connection with the arrangement of the Debt Financing or any information used in connection therewith, and the foregoing obligations shall survive termination of the Merger Agreement. Teledyne shall promptly reimburse FLIR and its subsidiaries for all documented reasonable out of pocket costs and expenses (including advisors’ and attorneys’ fees) incurred by FLIR or its subsidiaries in connection with all cooperation pursuant to the Merger Agreement.

Teledyne and Merger Sub I each acknowledged and agreed that obtaining the financing contemplated by the Merger Agreement, or any other financing, is not a condition to the closing, and affirmed its obligations to consummate the Mergers and the other transactions contemplated in the Merger Agreement (subject to the conditions contained in the Merger Agreement) irrespective and independently of the availability of any such financing. Notwithstanding anything to the contrary in the Merger Agreement, it is understood and agreed that the condition precedent set forth in the second bullet of the second paragraph in the section titled “— Conditions to Completion of the Mergers,” as applied to FLIR’s obligations under this paragraph, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of FLIR’s willful breach of its financing cooperation obligations under the Merger Agreement.

FLIR will reasonably cooperate with Teledyne to permit Teledyne, upon completion of the Mergers and the other transactions contemplated pursuant to the Merger Agreement, to expressly assume the obligations of FLIR under indentures governing debt securities issued by FLIR and any related guaranties. The parties shall reasonably cooperate and execute one or more supplemental indentures, guarantees, amendments and other instruments, including any related certificates, opinions or other documentation as reasonably required in connection with this paragraph. Notwithstanding anything to the contrary in the Merger Agreement, no obligation of FLIR or its subsidiaries under any such supplemental indentures, guarantees, amendments and other instruments, shall be effective until the closing and FLIR and its subsidiaries shall not be required to take any action under any such supplemental indentures, guarantees, amendments and other instruments that is not contingent upon the closing or that would be effective prior to the closing.

From the date of the Merger Agreement until closing of the First Merger, FLIR will, and will cause its subsidiaries to, use and provide commercially reasonable efforts, at Teledyne’s sole expense, to cooperate with Teledyne, Merger Sub I and Merger Sub II as reasonably requested by Teledyne that are customary in connection with a concurrent or subsequent offering of Teledyne’s debt securities.

Other Covenants and Agreements

Teledyne and FLIR have agreed to take certain additional actions pursuant to the Merger Agreement. In particular, Teledyne and FLIR have agreed to:

•	jointly prepare this joint proxy statement/prospectus;

•	subject to certain exceptions, provide each other with reasonable access to the other party’s properties, books, contracts, personnel and records;

•

prior to the Effective Time, take all such steps as may be required or reasonably appropriate to cause any dispositions of shares of FLIR Common Stock (including derivative securities with respect to FLIR Common Stock) or acquisitions of Teledyne Common Stock (including derivative securities with respect to Teledyne Common Stock) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FLIR or who will become subject to such reporting requirements with respect to Teledyne, to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	not to take any action that would cause the Merger Agreement, the Mergers or any of the other transactions under the Merger Agreement to be subject to requirements imposed by any takeover law;

and if any takeover law is or becomes applicable to the Merger Agreement, have each of Teledyne, Merger Sub I, Merger Sub II and FLIR and their respective boards of directors (or other governing bodies) grant all such approvals and take all such actions as are reasonably necessary or appropriate so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act reasonably to eliminate or minimize the effects of such takeover law on such transactions;

•

(i) promptly notify the other party in writing of any legal action or proceeding commenced after the date of the Merger Agreement against such notifying party or any of its subsidiaries or any of its directors or officers by any stockholder of such party arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (including any class action or derivative litigation, but excluding any demand for appraisal rights, which will be governed exclusively by the provisions described in the section “—Appraisal Rights of FLIR Stockholders” beginning on page 118 of the joint proxy statement/prospectus), (ii) keep such other party reasonably informed regarding the status of any such stockholder legal action or proceeding, (iii) give such other party the opportunity to participate, at such other party’s sole expense, in the defense or settlement of any such legal action or proceeding, (iv) give due consideration to such other party’s advice with respect to such stockholder legal action, and (v) not settle or offer to settle any such legal action or proceeding without the prior written consent of such other party (not to be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not give such other party any right to direct the defense of any such stockholder legal action or proceeding;

•	subject to certain exceptions, abide by certain restrictions regarding public statements and disclosures concerning the Merger Agreement and the transactions contemplated by the Merger Agreement;

•

have Teledyne use reasonable best efforts to cause the shares of Teledyne Common Stock to be issued in connection with the First Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time;

•

cooperate with the other party and use reasonable best efforts in taking, or causing to be taken, all actions necessary to delist the FLIR Common Stock from NASDAQ and terminate its registration of the shares of FLIR Common Stock under the Exchange Act; provided that such delisting and termination shall not be effective until the Effective Time; and

•

have Teledyne, contingent upon the consummation of First Merger, from and following the Effective Time, be bound by the terms and conditions of that certain consent agreement with the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, U.S. Department of State (“DTCC”) (the “Consent Agreement”) with respect to the surviving company, and have each of Teledyne, Merger Sub I and Merger Sub II agree to cooperate with FLIR prior to the closing (i) to provide any notice to any governmental entity as FLIR, in reasonable consultation with Teledyne, determines is necessary or advisable under the terms of the Consent Agreement , including notifying the DTCC of the transactions contemplated in the Merger Agreement at least 60 days prior to the closing date, and (ii) to satisfy any other requirements arising under such consent agreement, including cooperating with a Special Compliance Officer.

Director and Officer Indemnification

For a period of six years from and after the Effective Time, each of Teledyne and the surviving company will, to the fullest extent permitted under applicable law, (i) indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of FLIR or any of its subsidiaries, in each case against any losses, claims, damages, liabilities, fees, costs and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement in connection with any actual or threatened legal action or proceeding, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such person is or was an officer, director or fiduciary of FLIR or any of its subsidiaries at or prior to the Effective Time and (ii) maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the charter and bylaws (or equivalent organizational documents) of FLIR and its subsidiaries as in effect immediately prior to the Effective Time and not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified party.

FLIR is required to obtain, at or prior to the Effective Time, and Teledyne will cooperate with FLIR in connection with FLIR obtaining, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies and fiduciary liability insurance policy or policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six years from the Effective Time that are no less favorable to the insureds than FLIR’s existing policy or, if such insurance coverage is unavailable, the best available similar coverage, and Teledyne shall cause the surviving company to maintain such policies in full force and effect for the full term of six years and cause all obligations thereunder to be honored by the surviving company, so long as the annual premium for the insurance does not exceed 350% of the last annual premium that FLIR paid prior to the date of the Merger Agreement. If FLIR for any reason fails to obtain such tail policies at or prior to the Effective Time, Teledyne will, for a period of six years from the Effective Time, cause the surviving company to maintain in effect the then-current policies of directors’ and officers’ insurance and indemnification and fiduciary liability insurance policies maintained by FLIR; provided that such annual premiums shall not exceed 350% of the last annual premiums paid by FLIR prior to the date of the Merger Agreement.

The rights of each such person described above will be in addition to any rights such person may have under the certificate of incorporation or bylaws or other comparable organizational documents of FLIR and its subsidiaries or under any agreement of any such person with FLIR or any of its subsidiaries, in each case in effect as of the date of the Merger Agreement, or under applicable law. The rights described above will survive the closing in accordance with their terms and are intended to benefit, and will be enforceable by, each such person described above.

Termination of the Merger Agreement

Termination by Teledyne or FLIR

The Merger Agreement may be terminated and the Mergers may be abandoned prior to the Effective Time, whether before or after receipt of the FLIR stockholder approval, by the mutual written consent of Teledyne and FLIR. Also, either Teledyne or FLIR may terminate the Merger Agreement at any time prior to the Effective Time if:

•

any court of competent jurisdiction or other government entity has issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule or decree has become final and nonappealable (provided that the right to terminate the Merger Agreement for this reason will not be available to any party that has failed to comply with its obligations to contest or defend any claim, cause of action or proceeding before asserting the right to terminate, as described above in “—Efforts to Complete the Mergers” beginning on page 127 of this joint proxy statement/prospectus);

•

the approval of adoption of the Merger Agreement was not obtained at the FLIR Special Meeting (including any adjournment or postponement thereof) (provided that FLIR may not terminate the Merger Agreement for this reason if Teledyne is permitted to terminate the Merger Agreement as a result of a FLIR adverse recommendation change as described below);

•

the approval of the Teledyne Share Issuance Proposal was not obtained at the Teledyne Special Meeting (including an adjournment or postponement thereof) (provided that Teledyne may not terminate the Merger Agreement if FLIR is permitted to terminate the Merger Agreement as a result of a Teledyne adverse recommendation change as described below); or

•

the Effective Time has not occurred on or before June 30, 2021 (or, if extended pursuant to the Merger Agreement, September 30, 2021 (the “outside date”)) (provided, that neither Teledyne nor FLIR has the right to terminate the Merger Agreement for this reason if the failure to consummate the Mergers by the outside date results from the material breach or failure to perform by Teledyne, Merger Sub I or Merger Sub II (in the case of termination by Teledyne) or FLIR (in the case of termination by FLIR) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement).

Termination by Teledyne

Teledyne may terminate the Merger Agreement as follows:

•

if FLIR breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable conditions precedent to Teledyne’s obligation to complete the Mergers and (ii) cannot be or has not been cured within the lesser of (A) 30 days after the giving by Teledyne of written notice to FLIR of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (B) the number of days remaining until the outside date (provided that Teledyne shall not have the right to terminate the Merger Agreement for this reason if Teledyne, Merger Sub I or Merger Sub II is then in material breach of any of its material obligations under the Merger Agreement so as to result in the failure of the applicable conditions precedent to FLIR’s obligation to complete the Mergers);

•

if, prior to obtaining the FLIR stockholder approval, the FLIR Board or any committee thereof has (i) effected or permitted a FLIR adverse recommendation change (whether or not permitted to do so under the terms of the Merger Agreement) or (ii) failed to include in this joint proxy statement/prospectus the FLIR recommendation; or

•

a willful breach by FLIR of the non-solicitation provisions (as further described in the first paragraph of the section titled “—FLIR Acquisition Proposals” beginning on page 122 of this joint proxy statement/prospectus) that cannot be or has not been cured within three business days after the giving by Teledyne of written notice to FLIR of such breach.

Termination by FLIR

FLIR may terminate the Merger Agreement as follows:

•

if, Teledyne, Merger Sub I or Merger Sub II breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable conditions precedent to FLIR’s obligation to complete the First Merger and (ii) cannot be or has not been cured within the lesser of (A) 30 days after the giving by FLIR of written notice to Teledyne of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (B) the number of days remaining until the outside date (provided that FLIR shall not have the right to terminate the Merger Agreement for this reason if FLIR is then in material breach of any of its material obligations under the Merger Agreement so as to result in the failure of the applicable conditions precedent to Teledyne’s obligation to complete the Merger);

•

if, prior to obtaining the FLIR stockholder approval, FLIR terminates the Merger Agreement in order to enter into a definitive agreement to effect a FLIR superior proposal, FLIR enters into such definitive agreement concurrently with the termination of the Merger Agreement, and FLIR pays a termination fee of $250 million in accordance with the procedures and time periods described below; or

•

the Teledyne Board or any committee thereof has (i) effected or permitted a Teledyne adverse recommendation change (whether or not permitted to do so under the terms of the Merger Agreement) or (ii) failed to include in this joint proxy statement/prospectus the Teledyne recommendation.

Effect of Termination

If the Merger Agreement is terminated as described above, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Teledyne, Merger Sub I, Merger Sub II, FLIR or any of their respective representatives or affiliates (except for provisions relating to access to information, confidentiality, public announcements, expenses, payment of termination fees, the provision relating to effects of termination, amendments and supplements, extensions of time and waivers and certain other miscellaneous provisions), provided that in the event of the willful breach of the Merger Agreement or fraud, the non-breaching party will be entitled to recover from the other party any and all damages available at law or in equity.

Termination Fees

FLIR has agreed to pay Teledyne a termination fee of $250 million if:

•

FLIR terminates the Merger Agreement to effect a FLIR superior proposal and enters into a definitive agreement concurrently with such termination (as described in the second bullet above under “—Termination of the Merger Agreement—Termination by FLIR”) (such payment to be made to Teledyne or its designee prior to, and as a condition to, such termination);

•

Teledyne terminates the Merger Agreement due to a FLIR adverse recommendation change or failure to include the FLIR recommendation in this joint proxy statement/prospectus (as described in the second bullet above under “—Termination of the Merger Agreement—Termination by Teledyne”) (such payment to be made to Teledyne or its designee within two business days of such termination);

•

FLIR or Teledyne terminates the Merger Agreement due to the failure to obtain the FLIR stockholder approval (as described in the second bullet point above under “—Termination of the Merger Agreement—Termination by Teledyne or FLIR”), prior to the FLIR Special Meeting a FLIR competing proposal (as defined below) has been publicly disclosed and not publicly withdrawn prior to termination, and concurrently with or within 12 months after the date of any such termination, FLIR enters into a definitive agreement with respect to any FLIR competing proposal or the transactions contemplated by any FLIR competing proposal are consummated (such payment to be made to Teledyne or its designee contingent upon the consummation of such FLIR competing proposal regardless of the date of such consummation);

•

Teledyne terminates the Merger Agreement due to a material breach by FLIR (as described in the first bullet point above under “—Termination of the Merger Agreement—Termination by Teledyne”), a FLIR competing proposal has been publicly disclosed and not publicly withdrawn prior to termination, and concurrently with or within 12 months after the date of any such termination, FLIR enters into a definitive agreement with respect to any FLIR competing proposal or the transactions contemplated by any FLIR competing proposal are consummated (such payment to be made to Teledyne or its designee contingent upon the consummation of such FLIR competing proposal regardless of the date of such consummation); or

•

Teledyne terminates the Merger Agreement due to a willful breach by FLIR of the non-solicitation provisions (as described in the third bullet above under “—Termination of the Merger Agreement—Termination by Teledyne”) and within 12 months after the date of such termination, (i) FLIR enters into a definitive agreement with respect to any FLIR competing proposal or (ii) any FLIR competing proposal is consummated (such payment to be made to Teledyne or its designee within two business days after such termination).

Teledyne has agreed to pay FLIR a $250 million termination fee if:

•

FLIR terminates the Merger Agreement due to a Teledyne adverse recommendation change or failure to include the Teledyne recommendation in this joint proxy statement/prospectus (as described in the third bullet above under “—Termination of the Merger Agreement—Termination by FLIR”) (such payment to be made to Teledyne or its designee within two business days of such termination);

•

FLIR or Teledyne terminates the Merger Agreement due to the failure to obtain the Teledyne stockholder approval (as described in the third bullet point above under “—Termination of the Merger Agreement—Termination by Teledyne or FLIR”), prior to the Teledyne Special Meeting a Teledyne competing proposal (as defined below) has been publicly disclosed and not publicly withdrawn prior to termination, and concurrently with or within 12 months after the date of any such termination, Teledyne enters into a definitive agreement with respect to any Teledyne competing proposal or the transactions contemplated by any Teledyne competing proposal are consummated (such payment to be made to FLIR or its designee contingent upon the consummation of such Teledyne competing proposal regardless of the date of such consummation); or

•

FLIR terminates the Merger Agreement due to a material breach by Teledyne (as described in the first bullet point above under “—Termination of the Merger Agreement—Termination by FLIR”), a Teledyne competing proposal has been publicly disclosed and not publicly withdrawn prior to termination, and concurrently with or within 12 months after the date of any such termination, Teledyne enters into a definitive agreement with respect to any Teledyne competing proposal or the transactions contemplated by any Teledyne competing proposal are consummated (such payment to be made to FLIR or its designee contingent upon the consummation of such Teledyne competing proposal regardless of the date of such consummation).

For purposes of the foregoing summary of termination fees payable:

“FLIR competing proposal” has the same meaning as FLIR acquisition proposal except that all references to “15%” therein are changed to “50%”; and

“Teledyne competing proposal” has the same meaning as Teledyne acquisition proposal except that all references to “15%” therein shall be changed to “50%.”

Representations and Warranties

FLIR, on the one hand, and Teledyne, Merger Sub I and Merger Sub II, on the other hand, have each made representations and warranties to each other in the Merger Agreement. The representations and warranties referenced below and included in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Merger Agreement, were made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or stockholders and reports and documents filed with the SEC. Investors and stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teledyne, Merger Sub I, Merger Sub II or FLIR or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Teledyne’s or FLIR’s public disclosures. The representations and warranties of each of the parties to the Merger Agreement will expire at the Effective Time.

Representations and Warranties of FLIR

FLIR has made representations and warranties in the Merger Agreement that are subject, in some cases, to (i) specified exceptions and qualifications in the disclosure letter delivered by FLIR to Teledyne or (ii) information contained in reports filed with or furnished to the SEC by FLIR under the Exchange Act or the Securities Act and publicly available at least two business days prior to the date of the Merger Agreement (excluding all risk factors and forward-looking disclosures therein, other than specific factual information).

Certain of the representations and warranties are also subject to knowledge, materiality or material adverse effect qualifications. The topics covered by FLIR’s representations and warranties include the following:

•	FLIR’s organization, standing and power;

•	subsidiaries of FLIR;

•	the capital structure of FLIR;

•	FLIR’s authority to enter into, and subject to the FLIR stockholder approval, consummate the transactions contemplated by the Merger Agreement;

•	the absence of conflicts with, or violations of, laws, organizational documents or material contracts of FLIR;

•	the governmental and regulatory approvals required to complete the Mergers;

•	FLIR’s SEC filings since January 1, 2019 and the financial statements contained in those filings;

•	the absence of any undisclosed liabilities;

•	the information supplied in this joint proxy statement/prospectus;

•	the absence of certain changes or events since September 30, 2020;

•	the absence of pending litigation and proceedings;

•	compliance with laws and permits;

•	employee benefits matters;

•	labor matters;

•	environmental matters;

•	tax matters;

•	certain material contracts of FLIR;

•	insurance matters;

•	real property;

•	intellectual property, including their software and information technology systems;

•	affiliate transactions;

•	material government contracts;

•	financial advisors’, brokers’ or finders’ fees;

•	the inapplicability of takeover laws to the Merger; and

•	the fairness opinion of Goldman Sachs.

Representations and Warranties of Teledyne

Teledyne, Merger Sub I and Merger Sub II have made representations and warranties in the Merger Agreement that are subject, in some cases, to (i) specified exceptions and qualifications in the disclosure letter delivered by Teledyne to FLIR or (ii) information contained in reports filed with or furnished to the SEC by Teledyne under the Exchange Act or the Securities Act and publicly available at least two business days prior to the date of the Merger Agreement (excluding all risk factors and forward-looking disclosures therein, other than specific factual information). Certain of the representations and warranties are also subject to knowledge, materiality or material adverse effect qualifications. The topics covered by Teledyne’s, Merger Sub I’s and Merger Sub II’s representations and warranties include the following:

•	their organization, standing and power;

•	subsidiaries of Teledyne;

•	the capital structure of Teledyne;

•

Teledyne’s, Merger Sub I’s and Merger Sub II’s authority to enter into and, with respect to the Share Issuance subject to the Teledyne stockholder approval, consummate the transactions contemplated by the Merger Agreement;

•	the absence of conflicts with, or violations of, laws, organizational documents or material contracts of Teledyne;

•	the governmental and regulatory approvals required to complete the Mergers;

•	Teledyne’s SEC filings since January 1, 2019 and the financial statements contained in those filings;

•	the absence of any undisclosed liabilities;

•	the information supplied in this joint proxy statement/prospectus;

•	the absence of certain changes or events since September 30, 2020;

•	pending litigation and proceedings;

•	compliance with laws and permits;

•	employee benefits matters;

•	labor matters;

•	tax matters;

•	Teledyne’s, Merger Sub I’s and Merger Sub II’s lack of ownership of FLIR Common Stock;

•	Teledyne’s ownership of Merger Sub I and Merger Sub II and the operations of Merger Sub I and Merger Sub II;

•

Teledyne, Merger Sub I and Merger Sub II having sufficient funds (including the aggregate proceeds of the Debt Financing) to consummate the transactions contemplated by the Merger Agreement and the financing commitments obtained by and the financing to be completed by Teledyne in connection with the Merger Agreement and the transactions contemplated thereby;

•	financial advisors’, brokers’ or finders’ fees; and

•	the fairness opinion of Evercore.

Expenses

Each party is required to pay its own costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, except (i) as provided above under “—Termination Fees” beginning on page 139 of this joint proxy statement/prospectus, (ii) that all HSR Act and all merger-related notification fees and expenses required by regulatory law and any other fees, costs and expenses in connection with consents or approvals of third parties in connection with the transactions contemplated in the Merger Agreement will be paid by Teledyne, (iii) that all costs and expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part (including the applicable SEC filing fees) will be divided equally between Teledyne and FLIR and (iv) Teledyne will, or will cause the surviving company to, pay all charges and expenses of the exchange agent in connection with certain transactions contemplated in the Merger Agreement.

Governing Law; Jurisdiction; Remedies; Waiver of Jury Trial

The Merger Agreement is governed by the internal laws of the State of Delaware without regard to the conflicts of laws principles that would cause the application of the laws of another jurisdiction. All legal actions or proceedings with respect to the Merger Agreement are to be brought and determined exclusively in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware.

Each of Teledyne, Merger Sub I, Merger Sub II and FLIR is entitled to specific performance of the terms of the Merger Agreement, an injunction or injunctions or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware Court of Chancery, without proof of damages or otherwise, this being in addition to any other remedy to which such party is entitled at law or in equity, and no party to the Merger Agreement will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. However, in the event that Teledyne or FLIR, or their respective designees, receives full payment of the termination fee under the circumstances where a termination fee was payable, the receipt of the termination fee will be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by the party to which such termination fee was payable under the Merger Agreement, other than for fraud or willful breach of Merger Agreement.

Each of Teledyne, Merger Sub I, Merger Sub II and FLIR has waived any requirement under any law to post security as a prerequisite to obtaining equitable relief. Each of Teledyne, Merger Sub I, Merger Sub II and FLIR has waived its right to trial by jury in any action, proceeding or counterclaim arising out of or relating to the Merger Agreement, the Commitment Letter or the transactions contemplated by the Merger Agreement (including any such legal action or proceeding against or involving any Debt Financing Source related party).

Amendments, Extensions and Waivers

Amendments

The Merger Agreement may be amended by Teledyne, Merger Sub I, Merger Sub II and FLIR at any time prior to the Effective Time, except that any amendment after the FLIR stockholder approval or Teledyne stockholder approval has been obtained which requires further approval or adoption by the stockholders of FLIR or Teledyne, as applicable, may not be made without such further approval or adoption. All amendments to the Merger Agreement must be in writing signed by each party. Further, any amendment modifying the substance of any provision that would be adverse to any Debt Financing Source requires the prior written consent of such adversely affected Debt Financing Source.

Extension of Time and Waivers

At any time prior to the Effective Time, any of Teledyne, Merger Sub I, Merger Sub II or FLIR may, to the extent permitted by applicable law, whether before or after the FLIR stockholder approval or Teledyne stockholder approval:

•	extend the time for the performance of any of the obligations or acts of any other party or parties to the Merger Agreement;

•	waive any inaccuracies in the representations and warranties of the other party or parties set forth in the Merger Agreement or any document delivered pursuant to the Merger Agreement; or

•	subject to applicable law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained in the Merger Agreement.

However, after the FLIR stockholder approval or Teledyne stockholder approval has been obtained, no waiver may be made that pursuant to applicable law requires further approval or adoption by the FLIR stockholders or Teledyne stockholders, as applicable, without such further approval or adoption. All extensions and waivers granted by a party to the Merger Agreement must be in a written instrument executed and delivered by a duly authorized officer on behalf of such party. Further, any waiver modifying the substance of any provision that would be adverse to any Debt Financing Source requires the prior written consent of such adversely affected Debt Financing Source.

BANK COMMITMENT LETTER, PERMANENT FINANCING AND FLIR EXISTING DEBT

Teledyne intends to pay the cash portion of the consideration for the Mergers and other fees and expenses required to be paid in connection with the Mergers from cash on hand and borrowings. In addition, in connection with the closing of the Mergers, Teledyne intends to assume or replace FLIR’s existing outstanding debt described below. The description below does not include existing FLIR indebtedness that is intended to be paid off in connection with the closing of the Mergers.

Bridge Facility

In connection with the Merger Agreement, Teledyne entered into the Commitment Letter, with BofA Securities, Inc., Bank of America, N.A. and the other lenders party to that Commitment Letter pursuant to which Bank of America, N.A. and such other lenders committed to provide Teledyne with the $4.5 billion senior 364-day Bridge Facility. The funding of the Bridge Facility provided for in the Commitment Letter is contingent upon the satisfaction of customary conditions, including (i) execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter and (ii) consummation of the Mergers in accordance with the Merger Agreement.

Teledyne has obtained an aggregate of $4.0 billion in permanent financing through the new 2021 Term Loan Credit Agreement and the issuance of new notes on March 22, 2021, which replaced approximately $4.0 billion of the Bridge Facility. Teledyne terminated the remaining $500 million of the Bridge Facility on March 25, 2021 after making a determination that its cash on hand and the $4.0 billion of permanent financing are sufficient to make the cash payments required to be paid in connection with the Mergers.

2021 Term Loan Credit Agreement

On March 4, 2021, Teledyne, as borrower, entered into a Term Loan Credit Agreement with the several banks and other financial institutions from time to time parties thereto as lenders and Bank of America, N.A., as administrative agent (the “2021 Term Loan Credit Agreement”). Pursuant to the 2021 Term Loan Credit Agreement, the lenders have committed to make unsecured five year term loans of up to $1.0 billion. The loans will finance in part the cash portion of the consideration for the Mergers and other fees and expenses in connection with the Mergers. The 2021 Term Loan Credit Agreement contains customary representations, covenants and events of default that are substantially similar to the representations, covenants and events of default set forth in the Revolving Credit Facility described below. In addition, within 30 days after the closing of the Mergers, Teledyne FLIR, LLC will become a subsidiary guarantor of Teledyne’s obligations under the 2021 Term Loan Credit Agreement. For more information on the terms of the 2021 Term Loan Credit Agreement, see Teledyne’s Current Report on Form 8-K filed with the SEC on March 4, 2021 which is incorporated by reference into this joint proxy statement/prospectus.

Revolving Credit Facility

On March 4, 2021, Teledyne, as borrower and guarantor, and certain of its foreign subsidiaries, as designated borrowers, entered into an Amended and Restated Revolving Credit Agreement (the “Revolving Credit Facility”), which amends and restates in its entirety Teledyne’s Amended and Restated Credit Agreement dated as of March 1, 2013, as amended by that certain First Amendment to Amended and Restated Credit Agreement dated as of December 4, 2015, that certain Second Amendment to Amended and Restated Credit Agreement dated as of January 17, 2017, that certain Third Amendment to Amended and Restated Credit Agreement dated as of March 17, 2017, that certain Fourth Amendment to the Amended and Restated Credit Agreement, dated as of March 15, 2019, that certain Fifth Amendment to Amended and Restated Credit Agreement dated as of October 30, 2019 and that certain Sixth Amendment to Amended and Restated Credit Agreement dated as of January 19, 2021.

Pursuant to the Revolving Credit Facility, (i) the lenders thereunder have committed to make revolving loans, including revolving loans to repay swing line loans made thereunder by the Swing Line Lender (as defined therein), and/or to reimburse draws under letters of credit issued thereunder by the L/C Issuer (as defined therein) in an aggregate amount of up to (a) prior to the consummation of the Mergers on the Full Availability Closing Date (as defined therein), including if the Full Availability Closing Date (as defined therein) does not occur, $750,000,000, and (b) on and after the Full Availability Closing Date, $1,150,000,000, (ii) the L/C Issuer will issue such letters of credit in an aggregate face amount up to (a) prior to the Full Availability Closing Date, $100,000,000, and (b) on and after the Full Availability Closing Date, $500,000,000, and (iii) the Swing Line Lender will make such swing line loans in an aggregate amount up to $10,000,000. Teledyne Netherlands B.V. and Teledyne Digital Imaging, Inc., each of which is a subsidiary of Teledyne, are each a designated borrower under the Revolving Credit Facility with the right to request that the lenders advance revolving loans thereunder directly to such designated borrower. Teledyne has guaranteed the obligations of each such designated borrower.

The commitments of the lenders under the Revolving Credit Facility may be utilized by Teledyne to refinance outstanding letters of credit for the account of FLIR and its subsidiaries at the closing of the Mergers on the Full Availability Closing Date. In addition, within 30 days after the closing of the Mergers, Teledyne FLIR, LLC will become a subsidiary guarantor of Teledyne’s obligations under the Revolving Credit Facility.

The Revolving Credit Facility and the 2021 Term Loan Credit Agreement require Teledyne to comply with various financial and operating covenants, including maintaining certain consolidated leverage and interest coverage ratios, as well as limits on acquired debt and other priority debt not to exceed a consolidated net worth threshold. In January 2021, Teledyne amended the definition of “Consolidated Net Debt to EBITDA Ratio” in the Revolving Credit Facility and the 2021 Term Loan Credit Agreement for periods following the completion of the Mergers.

Teledyne Issuance of $3.0 Billion of Notes

On March 22, 2021, Teledyne issued an aggregate of $3.0 billion of the following notes (the “Notes”):

•	$300,000,000 0.650% Notes due 2023 (the “2023 Notes”);

•	$450,000,000 0.950% Notes due 2024 (the “2024 Notes”);

•	$450,000,000 1.600% Notes due 2026 (the “2026 Notes”);

•	$700,000,000 2.250% Notes due 2028 (the “2028 Notes”); and

•	$1,100,000,000 2.750% Notes due 2031 (the “2031 Notes”)

If the closing of the Mergers does not occur on or prior to the earlier of (i) December 31, 2021 and (ii) the date the Merger Agreement, including any amendment thereof, is terminated, according to its terms, Teledyne will redeem the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2031 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, on the principal amount.

For details on the terms of the Notes see Teledyne’s Current Report on Form 8-K filed with the SEC on March 22, 2021.

Existing FLIR Indebtedness

As of March 23, 2021, FLIR had approximately $282.9 million of outstanding letters of credit and $500.0 million principal amount outstanding of its 2.5% Senior Notes due 2030 (the “FLIR Notes”). As noted above, the commitments of the lenders under the Revolving Credit Facility may be used by Teledyne to refinance the outstanding letters of credit for the account of FLIR and its subsidiaries at the closing of the Mergers. Teledyne will also agree to guarantee repayment of Teledyne FLIR, LLC’s obligations under the FLIR Notes. No later than 30 days after the consummation of the Mergers, to the extent that the FLIR Notes are outstanding at such time, Teledyne FLIR, LLC will be required to simultaneously guarantee payment of the Notes, which guarantee will be pari passu with Teledyne FLIR, LLC’s indebtedness under its own notes.

THE FLIR STOCKHOLDER VOTING AGREEMENT

In connection with the execution of the Merger Agreement, on January 4, 2021, Earl R. Lewis, Chairman of the FLIR Board, who owned 1,024,976 shares of FLIR Common Stock as of the close of business on the FLIR Record Date, representing approximately 0.8% of the shares of FLIR Common Stock outstanding as of that date, entered into the Voting Agreement, pursuant to which, among other things and subject to certain exceptions, Mr. Lewis agreed to vote or cause to be voted any shares of FLIR Common Stock of which he is the beneficial or record owner (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone the FLIR Special Meeting relating to the Merger to a later date if there are not sufficient votes to adopt the Merger Agreement or if there are not sufficient shares of FLIR Common Stock present at such meeting to constitute a quorum, (iii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of, the Merger Agreement or the First Merger or any of the other transactions contemplated by the Merger Agreement, and (iv) against certain enumerated significant corporate transactions that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of FLIR under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Mergers.

During the term of the Voting Agreement, Mr. Lewis is not permitted to, directly or indirectly, transfer his shares of FLIR Common Stock or any interest therein, subject to certain limited exceptions. Under the Voting Agreement, Mr. Lewis has waived and may not assert any appraisal rights with respect to his shares of FLIR Common Stock in connection with the Mergers. The Voting Agreement terminates on the earliest of (i) any termination of the Merger Agreement, (ii) the Effective Time, (iii) such time as Mr. Lewis is no longer a director of FLIR, (iv) the date of certain material amendments to the Merger Agreement, and (v) the termination of the Voting Agreement by mutual written consent of the parties.

The Voting Agreement was executed by Mr. Lewis in his individual capacity as a stockholder and does not limit or restrict him from acting in his capacity as a director or officer of FLIR.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences of the Mergers to U.S. holders (as defined below) of FLIR Common Stock. This discussion is based on the Code, applicable Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any non-income taxation or state, local or non-U.S. tax consequences of the Mergers.

This discussion addresses only U.S. holders who hold their FLIR Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that might be relevant to a particular U.S. holder in light of such U.S. holder’s individual circumstances or to a U.S. holder that is subject to special treatment under U.S. federal income tax law, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a mutual fund;

•	a U.S. expatriate;

•	an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes or an investor in such an entity;

•	a dealer in securities;

•	a person who holds FLIR Common Stock as part of a hedge, straddle, constructive sale or conversion transaction;

•	a person who holds or is deemed to hold Teledyne Common Stock;

•	a person who acquired its shares of FLIR Common Stock pursuant to the exercise of employee stock options or otherwise in connection with the performance of services;

•	a person who has a functional currency other than the United States dollar;

•	a person liable for the alternative minimum tax;

•	a person who holds 5% or more of the issued and outstanding FLIR Common Stock;

•	a person who exercised dissenters’ rights; and

•	a trader in securities who elects to apply a mark-to-market method of accounting.

For purposes of this discussion a U.S. holder is a beneficial holder of FLIR Common Stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (1) the administration over which a court within the United States is able to exercise primary jurisdiction and one or more U.S. persons have the authority to control all of its substantial decisions or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person under the Code.

This discussion does not address other U.S. federal tax consequences (such as gift or estate taxes or alternative minimum taxes or Medicare contribution tax on net investment income), or consequences under state, local or non-U.S. tax laws, nor does it address certain tax reporting requirements that may be applicable with respect to the transactions contemplated by the Merger Agreement. In addition, this discussion does not address any tax consequences relating to FLIR equity incentive awards, including, without limitation, their conversion into Teledyne equity incentive awards.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds FLIR Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding FLIR Common Stock should consult its own tax advisors with respect to the consequences of the Mergers.

U.S. holders (including holders of FLIR equity incentive awards) should consult their tax advisors as to the specific tax consequences to them of the Mergers in light of their particular circumstances, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws.

Tax Consequences of the Mergers Generally

It is the intention of Teledyne and FLIR that the Mergers, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Mergers, taken together, qualify as a “reorganization,” the material U.S. federal income tax consequences to a U.S. holder whose shares are exchanged in the Mergers for merger consideration generally will be as follows:

•

a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received by the U.S. holder (other than cash received in lieu of a fractional share of Teledyne Common Stock, which is discussed below under “—Cash Received In Lieu of a Fractional Share of Teledyne Common Stock”) and (ii) the amount by which the sum of the amount of such cash and the fair market value of the Teledyne Common Stock received by the U.S. holder exceeds the U.S. holder’s tax basis in its FLIR Common Stock (other than the portion of the basis attributable to the cash received in lieu of a fractional share of Teledyne Common Stock);

•

a U.S. holder will have an aggregate tax basis in the shares of Teledyne Common Stock received in the exchange (including fractional shares of Teledyne Common Stock deemed received and redeemed for cash, as described below) equal to the U.S. holder’s aggregate tax basis in its shares of FLIR Common Stock surrendered, reduced by the amount of cash received (other than cash received in lieu of a fractional share of Teledyne Common Stock), and increased by the amount of any gain recognized, if any, by the U.S. holder in the exchange (other than with respect to cash received in lieu of a fractional share of Teledyne Common Stock); and

•

the holding period of the shares of Teledyne Common Stock received in the Mergers (including fractional shares of Teledyne Common Stock deemed received and redeemed, as described below) will include the holding period of the shares of FLIR Common Stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of FLIR Common Stock at different times or different prices, the foregoing rules generally will be applied separately with reference to each block of FLIR Common Stock. In particular, in computing the amount of gain recognized, if any, a U.S. holder may not offset a loss realized on one block of shares against the gain realized on another block of shares.

Neither Teledyne nor FLIR has sought or will seek a ruling from the IRS as to the U.S. federal income tax consequences of the Mergers. Accordingly, this discussion neither binds the IRS nor precludes it from adopting a contrary position, and there can be no assurances that the IRS or a court would not disagree with or challenge any of the conclusions described herein.

If the Mergers do not qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder whose shares are exchanged in the Mergers for the merger consideration would generally recognize capital gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of Teledyne Common Stock received by the U.S. holder in the exchange and the U.S. holder’s tax basis in its shares of FLIR Common Stock surrendered, and the U.S. holder’s holding period of the shares of Teledyne Common Stock received in the Mergers will begin on the day after the date of the Mergers.

Each U.S. holder should consult with his, her or its own tax advisor regarding the U.S. federal income tax consequence of the Mergers in light of such person’s particular circumstances.

Taxation of Capital Gain

Any gain recognized by a U.S. holder in connection with the Mergers will be long-term capital gain if, as of the Effective Time, the shares of FLIR Common Stock exchanged were held by such U.S. holder for more than one year.

Cash Received In Lieu of a Fractional Share of Teledyne Common Stock

A U.S. holder that receives cash in lieu of a fractional share of Teledyne Common Stock will be deemed to have received that fractional share in the Mergers and then to have received such cash in redemption of that fractional share. As a result, a U.S. holder who receives cash in lieu of a fractional share of Teledyne Common Stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of Teledyne Common Stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share (determined as described above). Any gain or loss recognized will be long-term capital gain or loss if, as of the Effective Time, the shares of FLIR Common Stock exchanged were held for more than one year.

Information Reporting and Backup Withholding

A non-corporate U.S. holder may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payment received (including any cash received in lieu of a fractional share of Teledyne Common Stock), unless such U.S. holder properly establishes an exemption or provides a correct taxpayer identification number, and otherwise complies with the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

If the Mergers qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder who receives Teledyne Common Stock as a result of the Mergers generally will be required to retain records pertaining to the Mergers, and make such records available to any authorized IRS officers and employees as requested. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization.

INTERESTS OF TELEDYNE’S DIRECTORS AND

EXECUTIVE OFFICERS IN THE MERGERS

In considering the recommendation of the Teledyne Board that Teledyne stockholders vote “FOR” the Teledyne Share Issuance Proposal, Teledyne stockholders should be aware that certain executive officers and directors of Teledyne have interests in the Mergers that may be different from, or in addition to, the interests of Teledyne stockholders generally. The Teledyne Board was aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that Teledyne stockholders approve the Teledyne Share Issuance Proposal. Additionally, one director on the Teledyne Board, Michael T. Smith, also serves on the FLIR Board. Mr. Smith did not participate in the deliberations, consideration and discussions of the Teledyne Board regarding the Mergers, including any meetings held to deliberate and vote on any matters regarding the Mergers. It is expected that Mr. Smith will continue to serve on the Teledyne Board after the consummation of the Mergers.

As of the date of this joint proxy statement/prospectus, it is expected that Teledyne’s executive officers will continue to serve as the executive officers of the combined company following the consummation of the Mergers.

The consummation of the Mergers will not constitute a “change in control” under the employment agreements between Teledyne and its executive officers, nor will it constitute a “change in control” under the Teledyne 2008 Incentive Award Plan, the Teledyne Amended and Restated 2008 Incentive Award Plan, the Teledyne 2014 Incentive Award Plan, and the Amended and Restated Teledyne 2014 Incentive Award Plan, which are the equity-based compensation plans in which Teledyne’s executive officers participate. Equity-based awards under these plans will remain outstanding and continue to be governed by the same terms and conditions that applied prior to the consummation of the Mergers. In the event that the employment of any of Teledyne’s executive officers terminates in connection with the Mergers, the existing agreements between Teledyne and its executive officers will continue to govern each officer’s entitlement to severance benefits.

A complete description of the estimated potential payments due to Teledyne’s named executive officers in connection with certain termination events is set forth in Teledyne’s 2020 Proxy Statement filed on Schedule 14A under the headings “Change in Control Severance Agreements” and “Potential Payments Upon Termination or Change in Control Table.” See “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus.

INTERESTS OF FLIR’S DIRECTORS AND

EXECUTIVE OFFICERS IN THE MERGERS

When considering the recommendation of the FLIR Board that FLIR stockholders vote “FOR” the FLIR Merger Proposal and “FOR” the FLIR Advisory Executive Compensation Proposal, FLIR stockholders should be aware that certain executive officers and directors of FLIR have interests in the Mergers that are different from, or in addition to, the interests of FLIR stockholders generally. The FLIR Board was aware of and considered these interests, among other matters, when approving the Merger Agreement and recommending that FLIR stockholders approve the FLIR Merger Proposal.

The descriptions and the tables below describe the interests in the Mergers of each individual who served as a director or an executive officer of FLIR at any point in time on or following January 1, 2020. Solely for illustrative purposes in this section of this joint proxy statement/prospectus, FLIR has assumed that the Effective Time occurs on March 19, 2021, which is the latest practicable date prior to the filing of this joint proxy statement/prospectus.

Consideration Payable for Outstanding FLIR Common Stock Pursuant to the Mergers

If the FLIR Merger Proposal is approved, the FLIR Common Stock held by FLIR’s directors and executive officers will be treated in the same manner as FLIR Common Stock held by all other stockholders. The following table sets forth (i) the number of shares of FLIR Common Stock held by each of FLIR’s executive officers and directors as of March 19, 2021 and (ii) the number of shares of Teledyne Common Stock and the aggregate cash payment that each executive officer and director would receive for such FLIR Common Stock at the Effective Time.

Name	Number of Shares of FLIR Common Stock Owned(1)	Stock Consideration Payable in Teledyne Common Stock	Cash Consideration Payable in Respect of FLIR Common Stock
Executive Officers
James J. Cannon	77,899	5,593	$2,181,227
Carol P. Lowe	34,995	2,512	$980,110
Sonia Galindo	5,429	389	$152,324
Paula M. Cooney	291	20	$8,495
Jeffrey D. Frank(2)	496	35	$14,126
Anthony D. Buffum(2)	10,531	756	$294,915
Non-Employee Directors
John D. Carter	37,116	2,664	$1,039,607
William W. Crouch	16,927	1,215	$474,092
Catherine A. Halligan	27,202	1,953	$761,695
Earl R. Lewis	664,254	47,693	$18,599,280
Angus L. MacDonald	27,292	1,959	$764,394
Michael T. Smith	119,645	8,590	$3,350,259
Cathy Stauffer	12,206	876	$341,920
Robert S. Tyrer	6,121	439	$171,575
John W. Wood, Jr.	53,740	3,858	$1,504,927
Steven E. Wynne	20,105	1,443	$563,147

(1)

The stock ownership reported for each such individual is based on their last Form 4 report filed with the SEC in respect of FLIR. Amounts include direct holdings and indirect holdings deemed “beneficially owned” by each individual under SEC rules.

(2)

Messrs. Frank and Buffum are former executive officers of FLIR. Mr. Frank retired effective on August 28, 2020. Mr. Buffum stepped down as an executive officer effective January 23, 2020 and his employment terminated on May 1, 2020.

Effect of the Mergers on FLIR Equity Awards Held by FLIR’s Directors and Officers

FLIR Stock Options

As described in “The Merger Agreement—Treatment of FLIR Equity Awards—FLIR Stock Options,” the Merger Agreement provides that at the Effective Time, each FLIR Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will, without any action on the part of Teledyne, FLIR or the holder of such FLIR Stock Option, be cancelled, with the holder of such FLIR Stock Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount of cash equal to the product of (i) the excess, if any, of (x) $56.00 over (y) the exercise price of such FLIR Stock Option, multiplied by (ii) the number of shares of FLIR Common Stock subject to such FLIR Stock Option, less applicable tax withholdings. In the event the per share exercise price of a FLIR Stock Option is equal to or greater than $56.00, such FLIR Stock Option will be cancelled as of the Effective Time without the payment of any consideration therefor. The table below shows (i) the number of shares of FLIR Common Stock underlying FLIR Stock Options held by each director and executive officer of FLIR as of March 19, 2021 and (ii) the cash payment each such director or executive officer would be entitled to receive at the Effective Time.

Name	Number of Shares of FLIR Common Stock Underlying FLIR Stock Options	Cash Consideration Payable in Respect of FLIR Stock Options
Executive Officers
James J. Cannon	59,372	$1,236,719
Carol P. Lowe	—	$—
Sonia Galindo	—	$—
Paula M. Cooney	—	$—
Jeffrey D. Frank(1)	5,233	$100,840
Anthony D. Buffum(1)	—	$—
Non-Employee Directors
John D. Carter	88,676	$2,443,214
William W. Crouch	34,470	$1,135,167
Catherine A. Halligan	—	$—
Earl R. Lewis	467,382	$14,354,526
Angus L. MacDonald	—	$—
Michael T. Smith	88,676	$2,443,214
Cathy Stauffer	49,306	$1,152,766
Robert S. Tyrer	—	$—
John W. Wood, Jr.	88,676	$2,443,214
Steven E. Wynne	67,376	$1,725,404

(1)

Messrs. Frank and Buffum are former executive officers of FLIR. Mr. Frank retired effective on August 28, 2020. Mr. Buffum stepped down as an executive officer effective January 23, 2020 and his employment terminated on May 1, 2020.

FLIR RSUs

As described in “The Merger Agreement—Treatment of FLIR Equity Awards—FLIR Service-based Restricted Stock Units,” “—FLIR Service-based Restricted Stock Units Awarded in 2021” and “—FLIR Performance-based Restricted Stock Units,” pursuant to the terms of the Merger Agreement, at the Effective

Time, (i) each FLIR RSU granted prior to the date of the Merger Agreement that is outstanding immediately prior to the Effective Time will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such FLIR RSU, and (ii) each 2021 FLIR RSU that is outstanding immediately prior to the Effective Time and is held by an Accelerated RSU Holder will automatically vest and be cancelled and converted into the right to receive $56.00 in cash in respect of each share of FLIR Common Stock subject to such 2021 FLIR RSU. The table below sets forth (i) the number of shares of FLIR Common Stock underlying FLIR RSUs held by each director and executive officer of FLIR as of March 19, 2021 and (ii) the cash payment each such director or executive officer would be entitled to receive for such FLIR RSUs at the Effective Time.

Name	Number of Shares of FLIR Common Stock Underlying FLIR RSUs	Cash Consideration Payable in Respect of FLIR RSUs
Executive Officers
James J. Cannon	150,121	$8,406,776
Carol P. Lowe	58,923	$3,299,688
Sonia Galindo	33,822	$1,894,032
Paula M. Cooney	29,156	$1,632,736
Jeffrey D. Frank(1)	—	$—
Anthony D. Buffum(1)	—	$—
Non-Employee Directors
John D. Carter	11,824	$662,144
William W. Crouch	5,555	$311,080
Catherine A. Halligan	8,629	$483,224
Earl R. Lewis	68,308	$3,825,248
Angus L. MacDonald	5,555	$311,080
Michael T. Smith	5,555	$311,080
Cathy Stauffer	8,750	$490,000
Robert S. Tyrer	5,555	$311,080
John W. Wood, Jr.	5,555	$311,080
Steven E. Wynne	11,824	$662,144

(1)

Messrs. Frank and Buffum are former executive officers of FLIR. Mr. Frank retired effective on August 28, 2020. Mr. Buffum stepped down as an executive officer effective January 23, 2020 and his employment terminated on May 1, 2020.

FLIR PRSUs

As described in “The Merger Agreement—Treatment of FLIR Equity Awards—FLIR Performance-based Restricted Stock Units,” the Merger Agreement provides that at the Effective Time, each FLIR PRSU that was granted prior to the date of the Merger Agreement and is outstanding immediately prior to the Effective Time will, without any action on the part of Teledyne, FLIR or the holder thereof, be cancelled, with the holder of such FLIR PRSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, $56.00 in respect of each share of FLIR Common Stock subject to such FLIR PRSU; provided that the number of shares of FLIR Common Stock underlying the FLIR PRSU that will become vested will be equal to the greater of (i) the target number of shares set forth in the award agreement for such FLIR PRSU and (ii) the number of shares that would be achieved based on the actual achievement of the applicable performance goals if the applicable performance period ended on December 31, 2020, the last day of FLIR’s calendar quarter immediately preceding the first public announcement of the transactions contemplated in the Merger Agreement, as if such day were the last day of the performance period (for the avoidance of doubt, if the closing occurs after the end of the applicable performance period but before the vesting date of such FLIR PRSU, the number of shares underlying the FLIR PRSU that will become vested will be determined based on the actual achievement of the applicable performance goals pursuant to the terms and conditions set forth in the award agreement for such FLIR PRSU). The table below sets forth the number of shares of FLIR Common Stock underlying FLIR PRSUs held by each executive officer as of March 19, 2021, and the cash payment each such executive officer would be entitled to receive for such FLIR PRSUs at the Effective Time. The FLIR PRSUs granted in 2018 will vest based on actual performance at 75.9% of the target number of shares underlying such awards. The FLIR PRSUs granted in 2019 and 2020 will vest at the target number of shares underlying such awards (because actual achievement for each applicable performance goal was below target as of December 31, 2020). As of March 19, 2021, FLIR’s directors did not hold any FLIR PRSUs.

Name	Number of Shares of FLIR Common Stock Underlying FLIR PRSUs	Cash Consideration Payable in Respect of FLIR PRSUs
Executive Officers
James J. Cannon	118,927	$6,659,912
Carol P. Lowe	40,710	$2,279,760
Sonia Galindo	27,039	$1,514,184
Paula M. Cooney	4,017	$224,952
Jeffrey D. Frank(1)	19,169	$1,073,464
Anthony D. Buffum(1)	—	$—

(1)

Messrs. Frank and Buffum are former executive officers of FLIR. Mr. Frank retired effective on August 28, 2020. Mr. Buffum stepped down as an executive officer effective January 23, 2020 and his employment terminated on May 1, 2020.

Severance and Change of Control Arrangements

FLIR’s executive officers, including all of its named executive officers except for James J. Cannon, participate in a change in control severance benefit plan (the “FLIR CiC Plan”). FLIR’s executive officers, including all of its named executive officers except for Mr. Cannon and Carol P. Lowe, also participate in an executive severance benefit plan (the “FLIR Severance Plan”). FLIR has also entered into a change of control agreement (“FLIR CEO CoC Agreement”) and an employment agreement (“FLIR CEO Employment Agreement”) with Mr. Cannon and has entered into an employment offer letter with Ms. Lowe (the “FLIR CFO Letter”). The FLIR CiC Plan, FLIR Severance Plan, FLIR CEO CoC Agreement, FLIR CEO Employment Agreement and FLIR CFO Letter, among other things, specify the severance payments and/or benefits to be provided upon termination of employment in certain circumstances.

FLIR CiC Plan

The FLIR CiC Plan provides that if a participating executive officer experiences an “involuntary termination without cause” or a “good reason termination,” in either case within three months prior to a “change in control” (as such terms are defined in the FLIR CiC Plan) or 18 months following a change in control, the executive officer will be entitled to receive (i) a lump sum payment of 200% of annual base salary, (ii) a lump sum payment equal to the greater of the target bonus for the fiscal year in which termination occurs or the bonus earned for the preceding fiscal year, in all cases prorated for the portion of the fiscal year preceding the termination date, (iii) a lump sum payment of 200% of target bonus for the fiscal year in which termination occurs or, if greater, the bonus earned for the preceding fiscal year, and (iv) a payment equal to (x) 24 multiplied by (y) the amount of monthly COBRA premium that the executive officer otherwise would be required to pay for the executive officer and any eligible dependents. In addition, all of the executive officer’s time-based equity awards that are outstanding but unvested immediately prior to the executive officer’s termination will vest immediately as to 100% of the shares subject thereto. Finally, all of the executive officer’s performance-based equity awards that are outstanding but unvested immediately prior to the executive officer’s termination will vest immediately as to 100% of the target number of shares subject thereto. Payment of severance benefits under the FLIR CiC Plan is subject to the executive officer’s (i) execution and delivery of an effective release of claims, (ii) compliance with certain non-competition, non-solicitation and non-disparagement covenants that run for 24 months following the executive officer’s termination of employment, (iii) return of all “company property” (as defined in the FLIR CiC Plan), and (iv) compliance with his or her proprietary information agreement with FLIR.

If any payment that the executive officer would receive from FLIR in connection with a change in control of FLIR would constitute a “parachute payment” within the meaning of Section 280G under the Code, then such payment will be reduced to either (i) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax imposed by Section 4999 of the Code, or (ii) the largest portion, up to and including the total, of the payment, whichever amount, after taking into account all applicable federal, state, provincial, foreign and local employment taxes, income taxes, and the excise tax (all computed at the highest applicable marginal rate), results in the executive officer’s receipt, on an after-tax basis, of the greatest economic benefit notwithstanding that all or some portion of the payment may be subject to the excise tax.

FLIR Severance Plan

The FLIR Severance Plan provides that if a participating executive officer experiences an “involuntary termination without cause” or a “good reason termination” other than in connection with a “change in control” (as such terms are defined in the FLIR Severance Plan), the executive officer will be entitled to receive (i) continued payment of annual base salary for 12 months following termination, (ii) a lump sum payment of earned bonus (if any) for the fiscal year in which the termination occurs (based on actual performance determined after fiscal year end and prorated for the portion of the fiscal year preceding the date of termination), (iii) a lump sum payment equal to the greater of the target bonus for the fiscal year in which termination occurs or for the preceding fiscal year, and (iv) a payment equal to (x) 12 multiplied by (y) the amount of monthly COBRA premium that the executive otherwise would be required to pay for such executive officer and any eligible dependents. In addition, all of the executive officer’s time-based equity compensation awards that are outstanding but unvested immediately prior to the executive officer’s termination will vest immediately as to 100% of the shares subject thereto. Finally, all of the executive officer’s performance-based equity compensation awards that are outstanding but unvested immediately prior to the executive officer’s termination will immediately be forfeited at termination of employment. Payment of severance benefits under the FLIR Severance Plan is subject to the executive officer’s execution and delivery of an effective release of claims.

FLIR CEO CoC Agreement

The FLIR CEO CoC Agreement provides that if Mr. Cannon either (i) is terminated by FLIR for a reason other than “cause” within 60 days before a “change of control” or 180 days after a change of control, or (ii) terminates his employment due to “good reason” (as such terms are defined in the FLIR CEO CoC Agreement) by delivery of a notice to FLIR within 180 days after a change of control, Mr. Cannon will be entitled to receive (i) a lump sum payment of 200% of the sum of his annual base salary and target annual incentive in effect the day before the change of control date, and (ii) the payment of COBRA premiums for Mr. Cannon and any eligible dependents until the earlier of (x) 18 months, (y) such time as he obtains comparable benefits through employment or otherwise, or (z) Mr. Cannon’s attainment of age 65. In addition, Mr. Cannon’s unvested FLIR equity awards will immediately vest and become exercisable. Payment of severance benefits under the FLIR CEO CoC Agreement is subject to Mr. Cannon’s execution of an effective release of claims. If any payments that Mr. Cannon would receive in connection with a change of control of FLIR would constitute “parachute payments” within the meaning of Section 280G under the Code, then such payments will be reduced so that the amount of the payments would be $1.00 less than the amount that would cause the payments to be subject to excise tax imposed by Section 4999 of the Code.

FLIR CEO Employment Agreement

The FLIR CEO Employment Agreement provides that if Mr. Cannon either (i) is terminated by FLIR for a reason other than “cause” or (ii) terminates his employment due to “good reason” other than in connection with a “change of control” (as such terms are defined in the FLIR CEO Employment Agreement), Mr. Cannon will be entitled to receive (i) continued payment of annual base salary for 24 months following termination, (ii) an annual bonus of not less than 110% of base salary for the year in which termination occurs, prorated for the current performance year through the date of termination, and (iii) the payment of COBRA premiums for 12 months. In addition, Mr. Cannon will become vested in (i) 100% of outstanding time-based equity awards and (ii) any performance-based equity awards subject to post-performance vesting that have achieved the applicable performance measures as of the termination date will vest, provided that performance-based equity awards for any measurement period that has not yet closed shall vest subject to proration as to the percentage of the awards that has achieved the performance measures as of the termination date. Payment of severance benefits under the FLIR CEO Employment Agreement is subject to Mr. Cannon’s execution of an effective separation agreement and release of claims.

FLIR CFO Letter

The FLIR CFO Letter provides that if Ms. Lowe either (i) is terminated by FLIR for a reason other than “cause” or (ii) terminates her employment due to “good reason” other than in connection with a “change of control” (as such terms are defined in the FLIR CFO Letter), Ms. Lowe will be entitled to receive (i) continued payment of annual base salary for 12 months following termination, (ii) an annual bonus of not less than 85% of base salary for the year in which termination occurs, and (iii) the payment of COBRA premiums for 12 months. In addition, Ms. Lowe will become vested in all equity awards. Payment of severance benefits under the FLIR CFO Letter is subject to Ms. Lowe’s execution of an effective separation agreement and release of claims.

Terms of Future Equity Awards to Executive Officers/Directors

Under the Merger Agreement, FLIR may grant equity-based awards with respect to the 2021 annual grant cycle, including to executive officers and directors, subject to certain aggregate dollar caps set forth in the Merger Agreement. Any such grants of equity-based awards to executive officers and directors will be FLIR RSUs subject to one-year, time-based vesting and will be treated in connection with the Mergers as described above under “—Effect of the Mergers on FLIR Equity Awards Held by FLIR’s Directors and Officers—FLIR RSUs.”

Retention Program

Under the Merger Agreement, FLIR may establish and implement a cash-based retention program (the “Cash Retention Program”) in the aggregate amount of approximately $5 million to promote retention and incentivize efforts to consummate the Mergers and to ensure a successful and efficient integration process. Allocations from the Cash Retention Program may be made to employees of FLIR who are not (i) directors of FLIR, (ii) officers of FLIR who are subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FLIR or (iii) executives of FLIR who have a “change of control” agreement or participate in the FLIR CiC Plan. The terms of any such retention awards will provide that one-third of the cash amount will be paid to the applicable recipient at the closing of the Mergers and the remaining two-thirds of such cash amount will be paid to the applicable recipient on the one-year anniversary of the closing of the Mergers. As of the date of this joint proxy statement/prospectus, no decisions have been made nor any awards granted under the Cash Retention Program.

Other Agreements

Concurrently with the execution of the Merger Agreement, Teledyne entered into the Voting Agreement with Mr. Lewis, pursuant to which Mr. Lewis agreed, among other things, to vote in favor of the adoption of the

Merger Agreement and against any proposal that is in opposition to, or in competition with, the Merger Agreement and the transactions contemplated thereby, upon the terms and subject to the conditions of such Voting Agreement. The shares of FLIR Common Stock subject to the Voting Agreement (which include the shares underlying Mr. Lewis’s vested and unexercised FLIR Stock Options) comprise approximately 0.75% of the outstanding shares of FLIR Common Stock as of March 1, 2021. The Voting Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. Also concurrently with the execution of the Merger Agreement, in order to increase the Cash Retention Program by $705,000, FLIR entered into a letter agreement with Mr. Lewis, pursuant to which Mr. Lewis agreed, among other things, that he will not at any time prior to the Effective Time exercise certain FLIR Stock Options granted on May 3, 2011 and expiring on May 3, 2021 with respect to 33,976 shares of FLIR Common Stock (the “Expiring Options”) which if exercised prior to the Effective Time would otherwise have entitled Mr. Lewis to $705,000 upon completion of the Mergers; provided, however, that if the Effective Time occurs prior to May 3, 2021, Mr. Lewis agreed to take any and all such actions as may be necessary to forfeit the Expiring Options prior to the Effective Time such that Mr. Lewis will not become entitled to receive any consideration at the Effective Time with respect to the Expiring Options.

Post-Closing Teledyne Board

One director on the FLIR Board, Michael T. Smith, also serves on the Teledyne Board. Mr. Smith did not participate in the deliberations, consideration and discussions of the FLIR Board regarding the Mergers, including any meetings held to deliberate and vote, on any matters regarding the Mergers. It is expected that Mr. Smith will continue to serve on the Teledyne Board after the consummation of the Mergers. As a result, there will be no change to the Teledyne Board after the consummation of the Mergers.

Indemnification of FLIR’s Directors and Officers

Pursuant to the terms of the Merger Agreement, FLIR’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Mergers. Such indemnification and insurance coverage is further described in the section titled “The Merger Agreement—Director and Officer Indemnification beginning on page 136 of this joint proxy statement/prospectus.”

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of FLIR that will or may be paid or become payable and that is based on, or otherwise relates to, the Mergers. The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur prior to the completion of the Mergers, including any grants of equity-based awards that may be made after the assumed Effective Time of March 19, 2021. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. For purposes of calculating the amounts shown in the table below, the following assumptions were used:

•	The Effective Time occurs on March 19, 2021;

•

Each named executive officer of FLIR (except for Mr. Frank and Mr. Buffum, whose employment terminated in 2020) experiences an involuntary termination without cause as defined in the relevant FLIR compensation plans and agreements immediately following the Effective Time; and

•	The base salary of each named executive officer of FLIR remains unchanged from the base salary in effect on March 19, 2021.

Named Executive Officer	Severance Payments Attributable to Salary and Bonus ($)		Value of Accelerated Equity Awards ($)(3)	Health Care Benefits ($)		Total ($)(6)
James J. Cannon	3,864,000	(1)	15,066,688	40,776	(4)	18,971,464
Carol P. Lowe	2,715,620	(2)	5,579,448	33,622	(5)	8,328,690
Sonia Galindo	1,610,916	(2)	3,408,216	17,634	(5)	5,036,765
Paula M. Cooney	1,417,898	(2)	1,857,688	17,538	(5)	3,293,125
Jeffrey D. Frank(7)	—		1,073,464	—		1,073,464
Anthony D. Buffum(7)	—		—	—		—

(1)

Cash-based payments for Mr. Cannon include a lump sum payment of 200% of the sum of annual base salary and target annual incentive in effect the day before the date on which the Effective Time occurs. Such payments are “double trigger” payments because they are payable only upon the occurrence of both a change of control of FLIR and a qualifying termination of employment that occurs within 60 days prior to or 180 days following the change of control.

(2)

Cash-based payments for Mses. Lowe, Galindo and Cooney (i) a lump sum payment of 200% of annual base salary, (ii) a lump sum payment equal to the greater of the target bonus for the fiscal year in which termination occurs or the bonus earned for the preceding fiscal year, in all cases prorated for the portion of the fiscal year preceding the termination date, and (iii) a lump sum payment of 200% of target bonus for the fiscal year in which termination occurs or, if greater, the bonus earned for the preceding fiscal year. Such payments are “double trigger” payments because they are payable only upon the occurrence of both a change in control of FLIR and a qualifying termination of employment that occurs within three months prior to or 18 months following the change in control.

(3)

Each FLIR RSU outstanding prior to the Effective Time held by a named executive officer will vest and convert into the right to receive $56.00 in respect of each share of FLIR Common Stock subject to such FLIR RSU. Each FLIR PRSU outstanding prior to the Effective Time will vest and convert into the right to receive $56.00 in respect of each share of FLIR Common Stock subject to such FLIR PRSU. Each FLIR PRSU granted in 2018 will vest in 75.9% of the target number of shares underlying such award (based on actual performance), and each FLIR PRSU granted in 2019 and 2020 will vest in the target number of shares underlying such award (because actual performance was below target as of December 31, 2020, the last day of the quarter immediately preceding the first public announcement of the Mergers). Each FLIR Stock Option outstanding prior to the Effective Time will convert into the right to receive cash equal to (i) the excess of (x) $56.00 over (y) the exercise price for such FLIR Stock Option, multiplied by (ii) the number of shares of FLIR Common Stock subject to such FLIR Stock Option. The amounts payable in respect of FLIR RSUs, FLIR PRSUs and FLIR Stock Options are “single-trigger” payments because such amounts will become payable solely as a result of the occurrence of the Effective Time. For more information about the accelerating equity awards held by FLIR’s executive officers, please refer to “—Effect of the Mergers on FLIR Equity Awards Held by FLIR’s Directors and Officers” above.

(4)

Represents the estimated value of continued payment of COBRA premiums for Mr. Cannon and any eligible dependents for 18 months following a qualifying termination of employment. Such benefits are double-trigger benefits because they are provided only upon the occurrence of both a change of control of FLIR and a qualifying termination of employment within 60 days prior to or 180 days following the change of control.

(5)

Represents the estimated value of continued payment of COBRA premiums for the executive officer and any eligible dependents for 24 months following a qualifying termination of employment. Such benefits are double-trigger benefits because they are provided only upon the occurrence of both a change in control of FLIR and a qualifying termination of employment within three months prior to or 18 months following the change in control.

(6)

These calculations are estimates only and do not take into account any required reduction in payments pursuant to the Section 280G cutback provision in the FLIR CEO CoC Agreement or the Section 280G “best-net” cutback provision in the FLIR CiC Plan.

(7)

Messrs. Frank and Buffum are former executive officers of FLIR. Mr. Frank retired effective on August 28, 2020. Mr. Buffum stepped down as an executive officer effective January 23, 2020 and his employment terminated on May 1, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information included herein presents the combination of the historical consolidated financial statements of Teledyne and FLIR, adjusted to give effect to the Mergers. The unaudited pro forma combined statement of income for the fiscal year ended January 3, 2021 gives effect to the transaction as if it occurred on December 30, 2019. The unaudited pro forma combined balance sheet as of January 3, 2021 gives effect to the transaction as if it occurred on January 3, 2021. Teledyne and FLIR have different fiscal years. Teledyne’s fiscal year is based on a 52- or 53-week convention ending on the Sunday nearest December 31, whereas FLIR’s fiscal year ends on December 31. Teledyne’s fiscal year 2020 included 53 weeks and ended on January 3, 2021. The unaudited pro forma combined financial information has been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). Teledyne has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the proposed business combination with FLIR been completed as of the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma combined financial information. In many cases, these assumptions were based on preliminary information and estimates and may materially change upon completion of valuation analysis necessary for fair value purchase accounting.

The unaudited pro forma combined financial information were based on and should be read in conjunction with the following:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•

Separate audited consolidated financial statements of Teledyne Technologies Incorporated as of and for the fiscal year ended January 3, 2021 and the related notes, included in the Annual Report on Form 10-K; and

•	Separate audited consolidated financial statements of FLIR Systems, Inc. as of and for the fiscal year ended December 31, 2020 and the related notes, included in the Annual Report on Form 10-K.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

YEAR ENDED JANUARY 3, 2021

(dollars and shares in millions, except for per share data)	Historical Teledyne Technologies Incorporated	Adjusted Historical FLIR Systems, Inc. (Note 2)	Transaction Accounting Adjustments (Notes 4 and 5)			Pro Forma Combined Company
INCOME STATEMENT DATA
Net sales	$3,086.2	$1,923.7	$—			$5,009.9
Costs and expenses
Cost of sales	1,905.3	939.4	96.1	[A	]	2,940.8
Selling, general and administrative expenses	700.8	667.1	134.1	[B	]	1,502.0

Total costs and expenses	2,606.1	1,606.5	230.2			4,442.8

Operating income (loss)	480.1	317.2	(230.2)			567.1
Interest and debt expense, net	(15.3)	(26.6)	(83.5)	[C	]	(125.4)
Non-service retirement benefit income	12.1	—	—			12.1
Other expense, net	(7.2)	(5.6)	—			(12.8)

Income (loss) before income taxes	469.7	285.0	(313.7)			441.0
Provision (benefit) for income taxes	67.8	72.4	(75.3)	[D	]	64.9

Net income (loss)	$401.9	$212.6	$(238.4)			$376.1

Weighted average common shares outstanding	36.7					46.1

Basic earnings per common share	$10.95					$8.16

Weighted average diluted common shares outstanding	37.9					47.3

Diluted earnings per common share	$10.62					$7.95

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF JANUARY 3, 2021

(Dollars in millions)	Historical Teledyne Technologies Incorporated	Adjusted Historical FLIR Systems, Inc. (Note 2)	Transaction Accounting Adjustments (Notes 4 and 6)			Pro Forma Combined Company
BALANCE SHEET DATA
Current Assets
Cash and cash equivalents	$673.1	$297.8	$(698.1)	[E	]	$272.8
Accounts receivable, net	402.0	308.6	—			710.6
Unbilled receivables, net	222.1	45.0	—			267.1
Inventories, net	347.3	472.2	93.7	[F	]	913.2
Prepaid expenses and other current assets	78.1	74.5	—			152.6

Total Current Assets	1,722.6	1,198.1	(604.4)			(2,316.3)
Property, plant and equipment, net	489.3	297.8	107.0	[G	]	894.1
Goodwill	2,150.0	1,394.4	3,841.6	[H	]	7,386.0
Acquired intangible assets, net	409.7	209.6	2,190.4	[I	]	2,809.7
Prepaid pension assets	67.9	—	—			67.9
Other assets, net	245.3	152.4	—			397.7

Total Assets	$5,084.8	$3,252.3	$5,534.6			$13,871.7

Liabilities and Stockholders’ Equity
Accounts payable	$229.1	$157.6	$—			$386.7
Accrued liabilities	434.2	267.0	(1.0)	[J	]	700.2
Current portion of long-term debt and other debt	97.6	13.5	—			111.1

Total Current Liabilities	760.9	438.1	(1.0)			1,198.0
Long-term debt	680.9	724.9	3,252.3	[K	]	4,658.1
Other long-term liabilities	414.4	205.9	578.9	[J	]	1,199.2

Total Liabilities	$1,856.2	$1,368.9	$3,830.2			$7,055.3

Commitments and Contingencies
Stockholders’ Equity
Common Stock, par	$0.4	$—	$0.1	[L	]	$0.5
Additional paid-in capital	389.9	31.8	3,645.7	[L	]	4,067.4
Retained Earnings	3,327.9	2,017.1	(2,106.9)	[L	]	3,238.1
Treasury stock	(59.5)	(7.5)	7.5	[L	]	(59.5)
Accumulated other comprehensive income (loss)	(430.1)	(158.0)	158.0	[L	]	(430.1)

Total Stockholders’ Equity	3,228.6	1,883.4	1,704.4			6,816.4

Total Liabilities and Stockholders’ Equity	$5,084.8	$3,252.3	$5,534.6			$13,871.7

See accompanying “Notes to Unaudited Pro Forma Combined Financial Information.”

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1: Description of Transaction

On January 4, 2021, Teledyne and FLIR entered into the Merger Agreement, pursuant to which Teledyne will acquire FLIR. The Merger Agreement provides for a business combination in which Merger Sub I will merge with and into FLIR, with FLIR surviving as a wholly owned subsidiary of Teledyne, and immediately following the completion of the First Merger, FLIR will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger and continuing as a wholly owned direct subsidiary of Teledyne. Pursuant to the Merger Agreement, each share of FLIR Common Stock that is issued and outstanding immediately prior to the completion of the Mergers will convert into the right to receive (i) $28.00 in cash and (ii) 0.0718 shares of Teledyne Common Stock. The Mergers are expected to be completed in the second or third quarter of 2021.

Note 2: Basis of Presentation

The unaudited pro forma combined financial information with respect to the proposed business combination with FLIR was prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations, with Teledyne being the accounting acquirer, used the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and is based on the historical financial statements of Teledyne and FLIR. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. Teledyne prepared the unaudited pro forma combined financial information by adjusting FLIR’s assets and liabilities to their estimated fair values based on FLIR’s public financial information and preliminary valuation work. The final allocation of the purchase price will be determined after completion of the Mergers and conclusion of the necessary valuation work. The final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma combined financial information has been compiled in a manner consistent with the accounting policies adopted by Teledyne. Upon completion of the Mergers, Teledyne will perform a detailed review of FLIR’s accounting policies. As a result of that review, Teledyne may identify differences in accounting policies that would materially impact the presentation of the consolidated financial statements of the combined company.

Reclassifications made to FLIR’s historical consolidated statements of income for the year ended December 31, 2020 to conform to Teledyne’s presentation:

•	Reclassification of amortization expense of $37.3 million reported as cost of goods sold to selling, general and administrative expenses.

(dollars in millions)	FLIR Historical	Reclassifications	FLIR Adjusted Historical
Year ended December 31, 2020
Cost of sales(1)	$976.7	$(37.3)	$939.4
Selling, general and administrative(1)	$629.8	$37.3	$667.1

(1)

Teledyne reports its cost and expenses in two categories: cost of sales and selling, general, and administrative. FLIR historical results reported cost of goods sold (labeled as cost of sales above) and operating expenses separately. FLIR’s fiscal year 2020 operating expenses consisted of research and development expense of $210.2 million, selling, general and administrative expense of $389.1 million, and restructuring expenses of $30.5 million, which totaled to $629.8 million of total operating expenses. Teledyne classified this $629.8 million of operating expenses within the caption selling, general and administrative financial statement to conform to Teledyne’s presentation.

Reclassifications made to FLIR’s historical consolidated balance sheet as of December 31, 2020 to conform to Teledyne’s presentation:

•	Reclassification of demonstration units of $30.1 million reported as prepaid expenses and other current assets to property, plant and equipment, net.

•	Reclassification of unbilled receivables of $45.0 million reported as accounts receivable, net to unbilled receivables, net.

(dollars in millions)	FLIR Historical	Reclassifications	FLIR Adjusted Historical
As of December 31, 2020
Accounts receivable, net	$353.6	$(45.0)	$308.6
Unbilled receivables, net	$—	$45.0	$45.0
Prepaid expenses and other current assets	$104.6	$(30.1)	$74.5
Property, plant and equipment	$267.7	$30.1	$297.8

Note 3: Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma combined financial statements for the proposed business combination with FLIR are those set out in Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021. Based on a preliminary review of FLIR’s accounting policy disclosures as set forth in FLIR’s Annual Report on Form 10-K for the year ended December 31, 2020, Teledyne has not identified any material differences in accounting policy elections that impact these unaudited pro forma combined financial statements.

Note 4: Purchase price accounting and estimated merger consideration

The unaudited pro forma combined balance sheet has been adjusted to reflect preliminary allocation of the estimated purchase price to acquire FLIR’s identifiable assets and assume its liabilities, with the excess recorded as goodwill. The preliminary purchase price allocation in this unaudited pro forma combined financial information is based upon an estimated purchase price of $7.7 billion as primarily determined by the estimated value of approximately $56.00 per share multiplied by FLIR’s estimated 131.3 million shares that will be settled by the cash settlement of $28.00 per share and issuance of 0.0718 shares of Teledyne Common Stock per share of FLIR Common Stock. The value of the new Teledyne Common Stock issued is in this preliminary purchase price allocation is based on the market price of Teledyne’s Common Stock as of March 10, 2021.

The pro forma purchase price adjustments are preliminary and are subject to change based on the stock price of Teledyne, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration will be measured on the closing date of the proposed business combination at the then-current market price. This requirement will result in a per share equity component different from the share price assumed in these unaudited pro forma combined financial statements and that difference may be material. From December 31, 2020 to March 10, 2021, the daily close of Teledyne’s stock price has ranged from $356.17 to $408.51, which was within 10% of the $390.19 per share price used in the calculation below. A 10% increase (or decrease) to the Teledyne share price would increase (or decrease) the estimated purchase price and goodwill by approximately $367.7 million.

(Dollars and shares in millions, except per share amounts and exchange ratio)	Amount
Number of FLIR common stock shares outstanding as of February 28, 2021	131.3
Cash settlement of FLIR common stock shares at $28.00 per share	$3,675.6
Exchange ratio(1)	0.0718
Number of Teledyne shares issued for FLIR outstanding common stock	9.4
Fair value of Teledyne common stock issued for FLIR outstanding common stock(2)	$3,677.6

(Dollars and shares in millions, except per share amounts and exchange ratio)	Amount
Number of FLIR stock awards outstanding as a result of the Mergers
Stock options	1.1
Restricted stock units	1.8
Cash settlement of FLIR stock awards
Stock options(3)	$30.0
Restricted stock units at $56.00 per share(4)	$101.3
FLIR debt repayment	$245.9
Total Consideration	$7,730.4

(1)	The exchange ratio is equal to 0.0718 in accordance with the Merger Agreement.
(2)	Estimated price of Teledyne Common Stock determined by calculating the closing stock price as of March 10, 2021 of $390.19 per equivalent FLIR share as determined by the exchange ratio.
(3)

Cancellation of FLIR’s outstanding stock options and cash settled at $56.00 per available share less the exercise price under the award agreement. Weighted average exercise price as noted in the Merger Agreement is $28.99.

(4)	Cancellation of outstanding FLIR RSUs and cash settled at $56.00 per available share under the award agreement.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Teledyne, as if the Mergers had occurred on January 3, 2021:

(Dollars, in millions)	Amount
Current assets, including cash acquired	$1,291.8
Property, plant and equipment	404.8
Goodwill	5,236.0
Intangible assets	2,400.0
Other assets	152.4

Total Assets	$9,485.0

Total debt	$529.7
Other liabilities assumed	1,224.9

Total Liabilities	$1,754.6

Total Consideration	$7,730.4

The final allocation of the purchase price will be determined after completion of the Mergers and conclusion of the necessary valuation work. The final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

During fiscal year 2018, the Swedish Tax Authority (“STA”) issued a reassessment of tax for the year ending December 31, 2012 to one of FLIR’s non-operating subsidiaries in Sweden. The reassessment concerns the use of tax credits applied against capital gains pursuant to European Union Council Directive 2009/133/EC, commonly referred to as the EU Merger Directive, and assesses taxes and penalties totaling approximately $365.7 million (Swedish kroner 3.0 billion) as of December 31, 2020. On March 26, 2020, FLIR received an adverse judgment from the First Instance Court of Sweden (the “Court”) regarding the STA’s reassessment. FLIR does not agree with the Court’s ruling, continues to believe the STA’s arguments in the reassessment are not in accordance with Swedish tax regulations or the treaty for the avoidance of double taxation between Sweden and Belgium, and has appealed the decision to the Administrative Court of Appeal in Stockholm. Consequently, no adjustment to FLIR’s unrecognized tax benefits has been recorded in relation to this matter in FLIR’s historical financial statements. No adjustments have been made for this Swedish tax matter in

Teledyne’s current preliminary estimates of the purchase price allocation. The final acquisition accounting adjustments for this Swedish tax matter may be materially different from the unaudited pro forma adjustments, as Teledyne obtains additional information on this matter and as additional information is made known during the post-acquisition measurement period.

Note 5: Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statements of Income

a)

Cost of sales: Represents a net increase of $96.1 million comprised of expensing the $93.7 million fair value of inventory adjustment (see Note 6), as that inventory is expected to be sold within one year of the completion of the Mergers, recording estimated depreciation expense of $24.4 million based on the preliminary fair value purchase accounting estimate of FLIR’s property, plant, and equipment depreciated over their estimated remaining useful lives, determined in accordance with Teledyne policy, and removing FLIR’s historic depreciation expense of $22.0 million.

b)	Selling, general and administrative expenses: Represents adjustments comprised of the following:

(Dollars in millions)	Year ended January 3, 2021
Removal of FLIR’s historic depreciation expense	$(23.1)
Removal of FLIR’s historic amortization expense(1)	(47.6)
Depreciation expense for property, plant, and equipment(2)	23.9
Amortization expense for acquired intangible assets(2)	180.9

Total	$134.1

(1)	After certain reclassification adjustments to FLIR’s historic results to align with Teledyne’s presentation (Note 2).
(2)	Depreciation and amortization expense calculated based on fair value purchase accounting estimate on a straight-line basis over the estimated remaining useful lives in accordance with Teledyne policy.

c)	Interest and debt expense, net: to record the following debt-related adjustments:

(Dollars in millions, except percentages)	Year ended January 3, 2021
Interest expense on new financing(1)	$95.0
Fair value amortization on assumed FLIR debt(2)	(1.2)
Removal of interest expense on settled debt(3)	(10.3)

Total	$83.5

(1)

Includes estimated interest expense of $88.1 million related to debt issued to finance the transaction based on a weighted average fixed rate assumption and $6.9 million of amortization of related debt discount and issuance costs. If the interest rate on this debt changed by 1/8%, interest expense would change by $4.6 million.

(2)	Includes $1.2 million of amortization for the incremental fair value of the assumed debt recognized in connection with purchase accounting.
(3)

Includes removal of $12.3 million of interest expense, including a $0.7 million interest rate swap amount reclassed from accumulated other comprehensive income (AOCI), related to Teledyne and FLIR debt that was settled as part of the transaction, offset by $2.0 million of expense for unamortized debt issuance costs of FLIR outstanding borrowings under its credit agreement settled in connection with the transaction.

d)

Income tax expense: The pro forma adjustments were tax effected at the applicable blended statutory tax rate, generally 24%. Teledyne’s effective tax rate after completion of the Mergers may be materially different after conclusion of final acquisition accounting, removal of one-time items reflected in historical amounts, analysis of the post-closing geographical mix of income, and other factors. Adjustments to tax assets and liabilities will occur in conjunction with the finalization of the purchase accounting, and these adjustments could be material.

Note 6: Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

e)	To adjust cash and cash equivalents as follows:

(Dollars in millions)	January 3, 2021
Cash consideration for the proposed business combination with FLIR	$(4,052.8)
Net proceeds from debt issuance	3,461.0
Payment for estimated acquisition costs	(106.3)

Total	$(698.1)

f)

Inventories, net: Represents the adjustment to record the preliminary fair value of inventory acquired to estimate the value added in the manufacturing process prior to acquisition. The estimate is based on preliminary review of available data and subject to change once Teledyne has sufficient information as to the age, condition, and mix of FLIR’s inventory. The pro forma adjustment reflects an increase of $93.7 million in value for work in process and finished goods as raw materials are presumed to be valued at the price a market participant could achieve in a current sale.

g)

Property, plant and equipment, net: Represents the adjustment in carrying value of FLIR’s fixed assets from its recorded net book value to its preliminary estimated fair value. The estimated fair value is expected to be depreciated over the estimated useful lives of the assets, generally on a straight-line basis. No fair value adjustment has been estimated for the demonstration units as the carrying value of $30.1 million approximates fair market value and may materially change as Teledyne has sufficient information as to the age and mix. The fixed assets acquired with preliminary fair value adjustment estimates consist of the following:

	Estimated Useful Life (in years)	FLIR Historical Carrying Amount	January 3, 2021
(Dollars in millions)			Fair Value Adjustment	Estimated Fair Value
Land		$24.3	$24.2	$48.5
Buildings	15	120.3	24.1	144.4
Machinery and equipment	5	85.2	51.1	136.3
Office equipment and other	4	37.9	7.6	45.5

The estimated fair values and estimated useful lives are preliminary and subject to change once Teledyne has sufficient information as to the specific types, nature, age, condition, and location of FLIR’s fixed assets. The pro forma adjustment to property, plant and equipment, net also reflects the elimination of FLIR’s historical accumulated depreciation of $400.5 million against the gross carrying value of the related fixed assets of $668.2 million.

h)

Goodwill: Represents a net increase in goodwill of $3,814.6 million from the elimination of FLIR’s historical goodwill balance of $1,394.4 million offset by $5,236.0 million of goodwill resulting from the Mergers. Goodwill resulting from the Mergers represents the excess of estimated merger consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, complementary technology, and expanded market opportunities that Teledyne believes will result from combining its digital imaging operations with the operations of

FLIR. The goodwill created in the Mergers is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.

i)

Intangible assets, net: Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $2,400.0 million, which represents an increase of $2,190.4 million over FLIR’s net book value of intangible assets prior to the Mergers. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e. its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material. The intangible assets acquired primarily consist of the following:

	Estimated Useful Life (in years)	January 3, 2021
(Dollars in millions)		Estimated Fair Value
Proprietary technology	10	$1,412.0
Customer list/relationships	12	380.0
Backlog	< 1	8.0
Trademarks	Indefinite	600.0

Acquired intangible assets		$2,400.0

Pro forma amortization expense of the acquired intangible assets was $180.9 million for the fiscal year ended January 3, 2021, respectively and recognized using the straight-line amortization method. The following table summarized the expected pro forma amortization expense of the acquired intangible assets for the years 2021 through 2025, which has been prepared to reflect the Mergers as if they occurred on December 30, 2019. Teledyne has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives, or pattern of amortization associated with the acquired intangible assets which may result in a change in actual amortization expense recognized. The finalization of the detailed valuation work as well as the determination of the pattern of amortization associated with the acquired intangible assets may have a material impact on the valuation of intangible assets, the timing of expense recognition, and the purchase price allocation.

(Dollars in millions)	2021	2022	2023	2024	2025
Amortization expense	$172.9	$172.9	$172.9	$172.9	$172.9

j)

Accrued liabilities and Other long-term liabilities: Reflects a net increase of $577.9 million increase as a result of the estimated deferred tax impact of pro forma adjustments and acquisition costs of $580.5 million, offset by the removal of FLIR’s interest rate swap related to debt settled as part of the transaction which the current portion of $1.0 million was included in accrued liabilities and non-current portion of $1.6 million was included in other long-term liabilities.

The pro forma adjustments were tax effected at the applicable blended statutory tax rate, generally 24%. Teledyne’s effective tax rate after completion of the Mergers may be materially different after conclusion of final acquisition accounting, removal of one-time items reflected in historical amounts, analysis of the post-closing geographical mix of income, and other factors. Adjustments to tax assets and liabilities will occur in conjunction with the finalization of the purchase accounting, and these adjustments could be material.

k)	To adjust long-term debt as follows:

(Dollars in millions)	January 3, 2021
Net proceeds from debt issuance	$3,461.0
Increase in acquired FLIR debt to fair value(1)	35.2
Settlement of certain FLIR debt, net(2)	(243.9)

Total	$3,252.3

(1)	Represents increase in historical FLIR indebtedness to fair value in connection with preliminary purchase price allocation.
(2)	Represents a cash settlement of FLIR debt of $245.9 million, with the corresponding $2.0 million of debt issuance costs amortized at the settlement date.

l)

Total stockholders’ equity: Represents the elimination of FLIR common stock and additional paid-in capital (APIC), retained earnings, and AOCI, as well as the following adjustments to reflect the capital structure of the combined company.

(dollars in millions)	Common Stock(1)	Retained Earnings	Treasury Stock	AOCI
Fair value of TDY stock issued for FLIR common stock and equity awards(1)	$3,677.6	$—	$—	$—
Elimination of FLIR historical shareholders’ equity(1)	(31.8)	(2,017.1)	7.5	—
Recognition of transaction costs(2)	—	(89.8)	—	—
Elimination of cash flow hedge(3)	—	—	—	1.6
Elimination of fair value hedge(3)	—	—	—	(2.9)
Elimination of foreign currency translation adjustment(3)	—	—	—	158.4
Adjustments related to pensions and postretirement benefits(3)	—	—	—	0.9

Total	$3,645.8	$(2,106.9)	$7.5	$158.0

(1)

Adjustment to increase the common stock of the combined company by the par value of the 9.4 million shares to be issued in connection with the Mergers and reduction of the par value of the FLIR Common Stock and treasury stock acquired, as well as to increase APIC for the difference. The adjustment assumes that new common stock will be issued; a portion of such shares may be replaced with shares held in treasury.

(2)

Adjustment for $106.3 million of anticipated transaction costs, net of deferred tax expense of $16.5 million, that are directly attributable to the Mergers but that were not incurred by TDY or FLIR as of January 3, 2021.

(3)

Elimination of historical AOCI amounts related to FLIR’s cash flow and fair value hedges, foreign currency translation recorded by FLIR, and unamortized prior service costs as a result of purchase accounting.

DESCRIPTION OF TELEDYNE CAPITAL STOCK

Teledyne has one class of securities registered under Section 12 of the Exchange Act – Teledyne Common Stock. Teledyne Common Stock trades on the NYSE under the symbol “TDY.”

The following summary description sets forth some of the general terms and provisions of the Teledyne Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of Teledyne Common Stock, you should refer to the provisions of the Teledyne Certificate of Incorporation and Teledyne Bylaws, which have been included as an exhibit to Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021.

General

Under the Teledyne Certificate of Incorporation, Teledyne is authorized to issue 140,000,000 shares of stock, consisting of 125,000,000 shares of Teledyne Common Stock and 15,000,000 shares of preferred stock with a par value of $0.01 per share (“Teledyne Preferred Stock”). Teledyne historically designated 1,250,000 shares of Series A Junior Participating Preferred Stock for issuance in connection with the exercise of rights under a now expired stockholder rights plan. No shares of any Teledyne Preferred Stock are currently issued and outstanding. The Teledyne Board has the authority to alter, amend or repeal the Teledyne Bylaws, subject to certain limitations set forth in the Teledyne Bylaws.

No Preemptive, Redemption or Conversion Rights

Holders of shares of Teledyne Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of Teledyne. Teledyne Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call.

Voting Rights

Holders of shares of Teledyne Common Stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of Teledyne. Holders of shares of Teledyne Common Stock do not have cumulative voting rights.

Dividend Rights

Subject to the preferences applicable to any outstanding shares of Teledyne Preferred Stock, the holders of Teledyne Common Stock are entitled to receive dividends, if any, as and when declared, from time to time, by the Teledyne Board out of funds legally available therefor. As previously noted, Teledyne currently does not have a practice of paying dividends.

Board of Directors

Teledyne has a classified Board. The directors are classified, with respect to the time for which they severally hold office, into three classes: Class I, Class II and Class III. Each class consists, as nearly as possible, of one-third of the whole number of Teledyne directors. The Teledyne Bylaws establish that the size of the whole Teledyne Board shall consist of not less than four members and not more than 12 members, with the exact number of directors to be fixed from time to time within such range by a duly adopted resolution of the Teledyne Board. At each annual meeting of Teledyne stockholders, the directors of the expiring class are elected to hold office for a term to expire at the third annual meeting of stockholders of Teledyne after their election, or until his or her earlier resignation or removal, and until their respective successors are duly elected and qualified. The alteration, amendment or repeal of the classified Teledyne Board requires an amendment to the Teledyne Bylaws and the Teledyne Certificate of Incorporation. Amendments to the classified Teledyne board provision of the Teledyne Certificate of Incorporation requires the affirmative vote of at least 75% of the holders of Teledyne Common Stock.

No Action by Stockholder Consent

The Teledyne Certificate of Incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders from being taken by the written consent of stockholders without a meeting.

Power to Call Special Stockholder Meeting

Under Delaware law, a special meeting of stockholders may be called by the Teledyne Board or by any other person authorized to do so in the Teledyne Certificate of Incorporation or Teledyne Bylaws. Pursuant to the Teledyne Certificate of Incorporation, a special meeting of the stockholders may be called only by the Teledyne Board pursuant to a resolution approved by a majority of the directors then in office, the Chairman of the Board or the Chief Executive Officer of Teledyne. The Teledyne Board may postpone, reschedule or cancel any previously scheduled special meeting.

Nomination of persons for election to the Teledyne Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to Teledyne’s notice of such meeting (1) by or at the direction of the Teledyne Board or (2) by any stockholder of record of Teledyne at the time of the giving of notice of such meeting. Nominations by a stockholder of persons for election to the Teledyne Board may be made if the stockholder’s notice is delivered to the Secretary of Teledyne not earlier than the 90th day prior to the annual meeting and not later than the 75th day prior to the annual meeting or the 10th day following the day on which a public announcement is first made of the annual meeting and the nominees proposed by the Teledyne Board to be elected at the meeting.

Merger, Consolidation and Other Fundamental Changes

The Teledyne Certificate of Incorporation requires the affirmative vote of at least two-thirds of the outstanding shares of Teledyne Common Stock to approve certain fundamental changes such as a merger, consolidation, sale of substantially all of Teledyne’s assets, dissolution, certain purchases by Teledyne or one of its subsidiaries of shares of Teledyne Common Stock or other assets from a person who owns beneficially a number of shares of Teledyne Common Stock that is greater than 15% of the outstanding shares of Teledyne Common Stock, and any and all associates and affiliates of such person (a “Significant Shareholder”), a merger of a Significant Shareholder into Teledyne or one of its subsidiaries, or any reclassification or recapitalization of Teledyne consummated within five years after a Significant Shareholder becomes such, if the result of such classification or recapitalization is to reduce the number of outstanding shares of Teledyne Common Stock or convert such shares into cash or other securities. The supermajority voting requirement is not applicable if the fundamental change has been approved at a meeting of the Teledyne Board by the vote of more than two-thirds of the incumbent directors.

Liquidation, Dissolution or Similar Rights

Subject to the preferences applicable to any outstanding shares of Teledyne Preferred Stock, upon liquidation, dissolution or winding up of the affairs of Teledyne, the holders of Teledyne Common Stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the net assets of Teledyne available for distribution to holders of stock of Teledyne.

Forum Selection Clause

Under the Teledyne Bylaws, unless Teledyne consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of Teledyne; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of Teledyne to Teledyne or to Teledyne’s stockholders; (iii) any action, suit or proceeding pursuant to any provision of the DGCL, the Teledyne Certificate of Incorporation or the Teledyne Bylaws; or (iv) any action, suit or proceeding asserting a claim against Teledyne governed by the internal affairs doctrine of the State of Delaware; and (b) subject to the preceding provisions, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

COMPARISON OF STOCKHOLDER RIGHTS

If the transactions contemplated by the Merger Agreement are completed, FLIR stockholders will receive shares of Teledyne Common Stock in connection with the Mergers and become stockholders of Teledyne. FLIR and Teledyne are each incorporated under the laws of the State of Delaware, and, accordingly, the rights of FLIR stockholders and Teledyne stockholders are both governed by the laws of the State of Delaware. The differences between the rights of FLIR stockholders and Teledyne stockholders primarily result from differences between their organizational documents. The following is a summary of certain differences between (i) the current rights of FLIR stockholders under the Certificate of Incorporation of FLIR (the “FLIR Certificate of Incorporation”) and the Bylaws of FLIR (the “FLIR Bylaws”), and (ii) the current rights of Teledyne stockholders under the Teledyne Certificate of Incorporation and the Teledyne Bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Teledyne’s and FLIR’s respective organizational documents (which we urge you to read carefully and in their entirety). Copies of the respective companies’ governing documents have been filed with the SEC with each company’s most recently filed Annual Report on Form 10-K. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 205 of this joint proxy statement/prospectus. In addition, the identification of some of the differences in the rights of Teledyne and FLIR stockholders is not intended to indicate that other differences that are equally important do not exist. Teledyne and FLIR urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Teledyne and FLIR refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of a Teledyne stockholder and the rights of an FLIR stockholder.

Between the date of the Merger Agreement and the Effective Time, FLIR has agreed not to amend its organizational documents or the organizational documents of its subsidiaries other than in connection with internal reorganizations of its subsidiaries, and Teledyne has agreed not to amend its governing documents in a manner that would be materially adverse to FLIR stockholders.

Certain Key Features of Stockholder Rights

	Teledyne Stockholder Rights	FLIR Stockholder Rights
Authorized Capital Stock

As of the date of this joint proxy statement/prospectus, Teledyne is authorized to issue 140,000,000 shares, divided into two classes consisting of: (i) 125,000,000 shares of common stock, $0.01 par value per share, and (ii) 15,000,000 shares of preferred stock, $0.01 par value per share. The Teledyne Board is authorized to provide, from time to time, for the issuance of the Teledyne preferred stock in one or more series.

Teledyne historically designated 1,250,000 shares of Series A Junior Participating Preferred

As of the date of this joint proxy statement/prospectus, FLIR is authorized to issue 510,000,000 shares, divided into two classes consisting of: (i) 500,000,000 shares of common stock, $0.01 par value per share, and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share. Shares of preferred stock may be issued from time to time in one or more series.

Stock for issuance in connection with the exercise of rights under a now expired stockholder rights plan. No shares of any Teledyne Preferred Stock are currently issued and outstanding.

Voting Rights

The Teledyne Certificate of Incorporation provides that, except as otherwise may be provided by law, by the Teledyne Certificate of Incorporation or a resolution of the Teledyne Board pursuant to the Teledyne Certificate of Incorporation, (i) the holders of shares of Teledyne Common Stock are entitled to one vote for each such share, (ii) the holders of shares of Teledyne Common Stock have the exclusive voting rights and powers of the capital stock and (iii) the holders of shares of Teledyne Common Stock at all times vote as one class, together with the holders of any other class or series of Teledyne stock accorded such general voting rights.

The Teledyne certificate of designation for Teledyne’s Series A Junior Participating Preferred Stock provides that, subject to provision for adjustment set forth in the certificate of designation, holders of such preferred stock are entitled to 100 votes for each share of such preferred stock that they hold on all matters submitted to a vote of the Teledyne stockholders. Holders of such preferred stock will have no special voting rights and their consent will not be required (except to the extent they are entitled to vote with holders of the Teledyne Common Stock as set for the in the certificate of designation), except as otherwise provided by the certificate of designation or by law.

The FLIR Bylaws provide that each outstanding share shall be entitled to one vote.

Cumulative Voting	The Teledyne Certificate of Incorporation and the Teledyne Bylaws do not provide for cumulative voting.	The FLIR Certificate of Incorporation and the FLIR Bylaws do not provide for cumulative voting.

Quorum	The Teledyne Bylaws provide that the holders of a majority of all of the shares of the stock entitled to vote at a meeting, present in person or by proxy, shall constitute a quorum for all purposes for the meeting, unless or except to the extent that the presence of a larger number may be required by law or the Teledyne Certificate of Incorporation.	The FLIR Bylaws provide that, except as otherwise provided by law, the FLIR Certificate of Incorporation or the FLIR Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares entitled to vote at the meeting shall be necessary and sufficient to establish a quorum. Where a separate vote by class or series is required, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of such class or series shall be necessary and sufficient to establish a quorum.

Preferred Stock

The Teledyne Certificate of Incorporation provides that the Teledyne Board is authorized to fix the designation, powers (including but not limited to voting powers, if any), preferences and rights of the shares of each series of Teledyne preferred stock and the qualifications, limitations and restrictions thereof.

No shares of any Teledyne Preferred Stock are currently issued and outstanding.

The FLIR Certificate of Incorporation provides that the FLIR Board is authorized to provide by resolution or resolutions at any time and from time to time, for the issuance of one or more series of preferred stock without stockholder approval, setting forth such resolution, and, with respect to each series establishing the number of shares to be included in such series and fixing the voting powers, full or limited, or no voting power of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each series of FLIR preferred stock and any qualifications, limitations or restrictions thereof.

Preemptive Rights	The Teledyne Certificate of Incorporation does not provide holders of shares of Teledyne stock with preemptive rights.	The FLIR Certificate of Incorporation does not provide holders of shares of FLIR stock with preemptive rights.

Restrictions on Transfer	The Teledyne Certificate of Incorporation does not provide any restrictions on transfer of shares of Teledyne stock.	The FLIR Certificate of Incorporation does not provide any restrictions on transfer of shares of FLIR stock.

Number of Directors

The Teledyne Bylaws provide that the Teledyne Board will consist of not less than four and not more than twelve directors. Subject to the foregoing sentence, the number of directors will be fixed and may be changed from time to time by resolution duly adopted by a majority of the Teledyne Board then in office, except as otherwise provided by law, the Teledyne Certificate of Incorporation or the Teledyne Bylaws, However, no decrease in the number of directors constituting the Teledyne Board will shorten the term of any incumbent director.

The Teledyne Board currently has 11 members.

The FLIR Bylaws provide that the number of directors of the corporation will be not less than five nor more than twelve, and within such limits, the exact number shall be fixed and increased or decreased from time to time by resolution of the FLIR Board. However, no decrease in the number of directors constituting the FLIR Board will shorten the term of any incumbent directors.

The FLIR Board currently has 11 members.

Election of Directors	The Teledyne Bylaws provide that, each director will be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if, as of the close of the applicable notice period set forth in the Teledyne Certificate of Incorporation, the number of nominees exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A majority of votes cast means that the number of votes cast “for” a director must exceed the number of votes cast “against” that director. The nominating and governance committee of the Teledyne Board has established procedures under which any	The FLIR Bylaws provide that each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election; provided that if, as of the 10th day preceding the date the corporation first mails its notice of meeting for such meeting to the stockholders of the corporation, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast. A majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election).

incumbent director who is not elected shall offer to tender his or her resignation to the Board. The nominating and governance committee of the Teledyne Board will make a recommendation to the Teledyne Board on whether to accept or reject the resignation, or whether other action should be taken. The Teledyne Board will act on the nominating and governance committee’s recommendation, and publicly disclose its decision and the rationale behind the decision within 90 days from the date of the certification of the election results. If such incumbent director’s resignation is not accepted by the Teledyne Board, such director shall continue to serve until the next meeting of stockholders at which he or she would otherwise face re-election (or such earlier date as determined by the Teledyne Board) and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director’s resignation is accepted by the Teledyne Board pursuant to the Teledyne Bylaws, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Teledyne Board in its sole discretion may fill any resulting vacancy pursuant to the provisions of the Teledyne Bylaws or may decrease the size of the Teledyne Board pursuant to the provisions of the Teledyne Bylaws.

Terms of Directors; Classified Board	The Teledyne Bylaws provide that the directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Teledyne Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold	Under the FLIR Bylaws, each director will be elected to serve for a one-year term and until his or her successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

office, into three classes: Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the whole number of the Teledyne Board. At each annual meeting of stockholders the directors selected to succeed those whose terms have expired shall be identified as being of the same class as the directors they succeed and shall be elected to hold office for a term to expire at the third annual meeting of stockholders after their election, or until his or her earlier resignation or removal, and until their respective successors are duly elected and qualified.

Filling Vacancies on the Board of Directors

The Teledyne Bylaws provide that, except as otherwise fixed pursuant to the provisions of the Teledyne Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Teledyne Common Stock as to dividends or upon liquidation to elect directors, in case of any increase in the number of directors, the additional director or directors, and in case of any vacancy in the Teledyne Board due to death, resignation, removal, disqualification or any other reason, the successors to fill the vacancies, shall be elected by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

Directors appointed in the manner provided in the preceding paragraph to newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Teledyne Board resulting from death, resignation, removal, disqualification or any other cause shall hold office for a term

Under the FLIR Bylaws, any vacancy, including a vacancy resulting from an increase in the number of directors, occurring on the FLIR Board may be filled only by a majority vote of the remaining members of the FLIR Board, even if such majority is less than a quorum of the FLIR Board, or by a sole remaining director.

A director elected to fill a vacancy shall be elected to serve until the next annual meeting of stockholders and until a successor shall be duly elected and qualified. A vacancy that will occur at a specific later date, by reason of a resignation or otherwise, may be filled before the vacancy occurs, and the new director shall take office when the vacancy occurs.

expiring at the next annual meeting of stockholders at which the term of the class to which they have been elected expires and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Removal of Directors	The Teledyne Certificate of Incorporation provides that, except as otherwise fixed pursuant to the provisions of the Teledyne Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Teledyne Common Stock as to dividends or upon liquidation to elect directors, any director or directors may be removed from office at any time, but only for cause and only by the affirmative vote of 75% of the voting power, taken together as a single class.	The FLIR Bylaws provide that all or any number of the directors of FLIR may be removed with or without cause at a meeting of stockholders called expressly for that purpose, by the vote of a majority of the votes entitled to be cast for the election of directors.

Special Meetings of Directors	The Teledyne Bylaws provide that special meetings of the Teledyne Board may be called at the request of the chairman of the board, the president, or a majority of the Teledyne directors then in office. The person or persons authorized to call special meetings of the Teledyne Board may fix the place, if any, as the place for holding any special meeting of the Teledyne Board called by them. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than 48 hours before the date of the meeting, by telephone, telegram or facsimile transmission on 24 hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Meetings may be held at any time without notice if all the directors are present or if all those not present waive such	The FLIR Bylaws provide that special meetings of the FLIR Board may be called by or at the request of the President or any director. The person or persons authorized to call special meetings of the FLIR Board may fix the place, if any, as the place for holding any special meeting of the FLIR Board called by them.

notice in accordance with the Teledyne Bylaws.

Proxy Access	The Teledyne Bylaws do not provide stockholders holding shares of Teledyne Common Stock with the ability to include director nominations in Teledyne’s proxy statement.

The FLIR Bylaws provide that FLIR shall include in its proxy statement and related voting materials any person nominated for election to the FLIR Board by a stockholder, or by a group of no more than 20 stockholders that satisfies the requirements of the FLIR Bylaws (such stockholder or group of stockholders, including each member thereof to the extent the context so requires, an “Eligible Stockholder”).

The requirements to be an Eligible Stockholder include, among others, a maximum number of nominees that may be included on the proxy statement and a maximum number that may be submitted by each Eligible Stockholder, that an Eligible Stockholder must have continuously owned for at least three years that number of shares of FLIR Common stock as shall constitute (with certain adjustments) 3% of the outstanding FLIR common stock entitled to vote in an election of the FLIR Board, and a notice and other required information satisfying certain timeliness criteria.

To be timely, a nomination notice must be delivered to or mailed and received by the Secretary of the corporation at the principal executive offices of the corporation not less than 120 days nor more than 150 days prior to the first anniversary of the date that the corporation issued its proxy statement to stockholders in connection with the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such annual meeting is first made.

Advance Notice Provisions

The Teledyne Certificate of Incorporation provides that, for director nominations and other business to be properly brought before an annual meeting by a stockholder, a stockholder must have given timely notice in writing to Teledyne’s corporate secretary.

To be timely, a Teledyne stockholder’s notice must be delivered to Teledyne’s corporate secretary at the principal executive offices of Teledyne not less than 75 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of Teledyne stockholders; provided that, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 90th day and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public

The FLIR Bylaws provides that for director nominations and other business to be properly brought before an annual meeting by a stockholder, a stockholder must have given timely notice in writing to FLIR’s corporate secretary.

In the case of an annual meeting, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever occurs first. In the case of a special meeting, to be timely,

	announcement of the date of such meeting is first made by Teledyne.	a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 90 days nor more than 120 days prior to the date of the meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first.

Stockholder Action by Written Consent	The Teledyne Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of Teledyne must be effected at a duly called annual or special meeting of Teledyne stockholders and may not be effected by the written consent of such stockholders.	Under the FLIR Bylaws, action required or permitted by law to be taken at a meeting of FLIR stockholders may be taken without a meeting only if the action is taken by all the FLIR stockholders entitled to vote on the action.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the certificate of incorporation requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class shall be	Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the certificate of incorporation requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class shall be entitled to vote as a class upon the proposed amendment.

The Teledyne Certificate of Incorporation provides that, in addition to any affirmative vote of the holders of any particular class or series of voting stock required by law or the Teledyne Certificate of Incorporation, the affirmative vote of the holders of at least 75% of the voting power, voting together as a single class, shall be required to alter, amend, supplement or repeal, or to adopt any provision inconsistent with the purpose or intent of, the supermajority voting requirement for stockholders to amend the Teledyne Bylaws, the provisions of the Teledyne Certificate of Incorporation addressing the personal liability of directors, the classified Board, removal of directors, and certain other provisions of the Teledyne Certificate of Incorporation. Teledyne reserves the right at any time and from time to time to amend and repeal any provision contained in the Teledyne Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware; provided, however, that no amendment to the provision regarding “fundamental change” will apply to any person who is a “significant shareholder” at the time of the adoption of such amendment.

entitled to vote as a class upon the proposed amendment.

The FLIR Certificate of Incorporation provides that FLIR reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in the FLIR Certificate of Incorporation, and other provisions authorized by the DGCL at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to the FLIR Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved the FLIR Certificate of Incorporation.

Bylaw Amendments	The Teledyne Certificate of Incorporation and Teledyne Bylaws provide that the Teledyne Board may adopt, amend or repeal the Teledyne Bylaws. The Teledyne stockholders may not adopt, amend or repeal the Teledyne Bylaws other than by the affirmative vote of 75% of the combined voting power of all outstanding voting securities of	The FLIR Certificate of Incorporation provide that the FLIR Board is expressly authorized and empowered to adopt, amend and repeal the FLIR Bylaws. The FLIR Bylaws provide that the FLIR Board may alter, amend or repeal bylaws or adopt new bylaws at any regular or special meeting, subject to

	Teledyne entitled to vote generally in the election of the Teledyne Board, voting together as a single class.	repeal or change by action of the stockholders of the corporation.

Special Meetings of Stockholders

The Teledyne Bylaws provide that special meetings of the stockholders, other than those required by statute, may be called only as provided in, and for the purposes specified in accordance with the Teledyne Certificate of Incorporation. The Teledyne Certificate of Incorporation provides that special meetings of the stockholders, other than those required by statute, may be called only by the Teledyne Board pursuant to a resolution approved by a majority of the directors then in office, the Chairman of the Board or the Chief Executive Officer. The Teledyne Board may postpone, reschedule or cancel any previously scheduled special meeting.

The Teledyne Certificate of Incorporation provides that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Teledyne’s notice of meeting. Nominations of persons for election to the Teledyne Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to Teledyne’s notice of meeting

(i) by or at the direction of the Teledyne Board or (ii) by any stockholder of Teledyne who is a stockholder of record at the time of giving of notice as provided in the Teledyne Certificate of Incorporation who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in the Teledyne Certificate of Incorporation. Nominations by

The FLIR Bylaws provide that special meetings of the FLIR stockholders may be called at any time but only by the FLIR Board or the executive committee, or by the Secretary upon written request (a “Special Meeting Request”) of one or more record holders of shares of stock of the corporation representing not less than 25% of the voting power of all outstanding shares of stock of the corporation who have otherwise complied with the procedures set forth in the FLIR Bylaws.

Such Special Meeting Request shall (i) state the purpose of such meeting and the matters proposed to be acted on at the special meeting, (ii) provide any necessary information in connection with director proposals, (iii) provide a representation that each requesting stockholder shall appear in person or by proxy to present the nomination or business to be brought before the special meeting (iv) provide an agreement that the requesting stockholder shall notify the corporation if the proposed item is resolved prior to the record date for the special meeting and (v) provide evidence that the requesting stockholder owns the requisite percentage of shares as provided in the FLIR Bylaws.

A Special Meeting Request will not be valid, and a special meeting will not be held, if (i) the Special Meeting Request does not comply with the FLIR Bylaws, (ii) if it is related to an item that is similar to or not an appropriate subject for stockholder action, (iii) if the

	stockholders of persons for election Teledyne Board may be made at such a special meeting of stockholders if the stockholder’s notice required by the Teledyne Certificate of Incorporation shall be delivered to the Secretary of Teledyne at the principal executive offices of Teledyne not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 75th day prior to such special meeting or the 10th day following the day on which a public announcement (as defined in the Teledyne Certificate of Incorporation) is first made of the special meeting and of the nominees proposed by the Teledyne Board to be elected at such meeting.	Special Meeting Request is delivered during the period commencing 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the earlier of (x) the date of the next annual meeting and (y) 30 days after the first anniversary of the date of the previous annual meeting (iv) if an identical or substantially similar item (“Similar Item”), other than the election of directors, was presented at an annual or special meeting of stockholders held not more than 12 months before the Special Meeting Request is delivered, (v) a Similar Item (which for the purposes of this clause includes the election or removal of directors) has been presented at an annual or special meeting within 120 days prior to the date the Special Meeting Request is delivered, (vi) a Similar Item is included in FLIR’s notice of meeting as an item of business to be brought before an annual or special meeting of stockholders that has been called but not yet held or that is called for a date within 120 days of the receipt by the corporation of a Special Meeting Request or (vii) if it does not otherwise comply with the procedures set forth in the FLIR Bylaws.

Notice of Meetings of Stockholders	The Teledyne Bylaws provide that written notice of the place, date, and time of each meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided in the Teledyne Bylaws or as required from time to time by the DGCL or the Teledyne Certificate of Incorporation. The	The FLIR Bylaws provide that notice stating the date, time, and place, if any, of a meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting)

notice of a special meeting shall also state the purpose or purposes for which the meeting is called.

and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given to each stockholder entitled to vote at the meeting.

Unless otherwise provided by law, the FLIR Certificate of Incorporation or the FLIR Bylaws, the notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Proxies	The Teledyne Bylaws provide that each stockholder entitled to vote may vote in person or by proxy at all meetings of stockholders as may be permitted by law, in accordance with the procedure established for the meeting.	The FLIR Bylaws provide that each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of FLIR a revocation of the proxy or a new proxy bearing a later date.

Limitation of Personal Liability of Directors	The Teledyne Certificate of Incorporation provides that a director of Teledyne will not be personally liable to Teledyne or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to	The FLIR Certificate of Incorporation provides that a director of FLIR shall not be liable to FLIR or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the

	Teledyne or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which imposes liability on directors for unlawful payment of dividends, stock repurchases or stock redemptions) or (4) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then a director of Teledyne, in addition to the circumstances in which he is not liable immediately prior to such amendment, will be free of liability to the fullest extent permitted by the DGCL, as so amended.	same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of FLIR hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Indemnification of Directors and Officers

The Teledyne Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, by reason of the fact that he or she is or was a director or an officer of Teledyne or is or was serving at the request of Teledyne as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Teledyne to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any

The FLIR Certificate of Incorporation provides that FLIR shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of FLIR or, while a director or officer of FLIR, is or was serving at the request of FLIR as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’

such amendment, only to the extent that such amendment permits Teledyne to provide broader indemnification rights than such law permitted Teledyne to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in the Teledyne Certificate of Incorporation with respect to proceedings to enforce rights to indemnification, Teledyne shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Teledyne Board.

The Teledyne Certificate of Incorporation provides that the right to indemnification shall include the right to be paid by Teledyne the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer of Teledyne (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Teledyne of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the FLIR Certificate of Incorporation, FLIR shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the FLIR Board.

The FLIR Certificate of Incorporation provides that FLIR shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under the FLIR Certificate of Incorporation.

judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses. The rights to indemnification and to the advancement of expenses shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

The Teledyne Certificate of Incorporation provides that Teledyne will pay the expenses incurred by such person in defending any such proceeding in advance of its final disposition upon receipt (unless waived as may be permitted by applicable law) of an undertaking by or on behalf of such person to repay such amount if it will ultimately be determined that such person is not entitled to be indemnified by Teledyne as authorized in the Teledyne Bylaws or otherwise.

Forum Selection	The Teledyne Bylaws provide that unless Teledyne consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of Teledyne, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of	The FLIR Bylaws provide that, unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the

Teledyne to Teledyne or to Teledyne’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Teledyne Certificate of Incorporation or the Teledyne Bylaws (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against Teledyne governed by the internal affairs doctrine; and (b) subject to the preceding provisions the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

DGCL, the FLIR Certificate of Incorporation or the FLIR Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

This provision shall not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Dividends	The Teledyne Bylaws provide that the Teledyne Board may from time to time declare, and Teledyne may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Teledyne Certificate of Incorporation.	The FLIR Certificate of Incorporation and the FLIR Bylaws contain no restrictions on the payment of dividends or the making of distributions to FLIR stockholders.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	Under the DGCL, a sale, lease or exchange of all or substantially all of Teledyne’s assets, an amendment to the Teledyne Certificate of Incorporation, a merger or consolidation of Teledyne with another corporation or a dissolution of Teledyne generally requires the affirmative vote of the Teledyne Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.	Under the DGCL, a sale, lease or exchange of all or substantially all of FLIR’s assets, an amendment to the FLIR Certificate of Incorporation, a merger or consolidation of FLIR with another corporation or a dissolution of FLIR generally requires the affirmative vote of the FLIR Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

The Teledyne Certificate of Incorporation provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of Teledyne Common Stock entitled to vote shall be required for the adoption or authorization of certain “fundamental changes” unless such “fundamental change” has been approved at a meeting of the Teledyne Board by the vote of more than two-thirds of the incumbent members of the Teledyne Board.

The FLIR Certificate of Incorporation and the FLIR Bylaws do not contain any requirement for stockholder vote on fundamental or extraordinary transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Teledyne

The following table shows, as of February 15, 2021, the amount of Teledyne Common Stock beneficially owned (unless otherwise indicated) by (i) any person who is known by Teledyne to be the beneficial owner of more than 5% of the outstanding shares of Teledyne Common Stock, (ii) Teledyne directors, (iii) Teledyne executive officers and (iv) all of the Teledyne directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Common Stock Outstanding
5% Stockholders
BlackRock, Inc. 55 East 52nd Street, New York, NY 10022	3,356,246	(1)	9.07%
The Vanguard Group, Inc. 100 Vanguard Blvd Malvern, PA 19355	3,856,191	(2)	10.4%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	5,197,466	(3)	14.0%

Directors and Executive Officers
Aldo Pichelli	208,766	(4)	*
Susan L. Main	75,515	(5)	*
Melanie S. Cibik	61,369	(6)	*
Jason VanWees	80,203	(7)	*
Robert Mehrabian	375,823	(8)	1.01%
Michelle A. Kumbier	—	(9)	*
Denise R. Cade	195	(10)	*
Charles Crocker	56,496	(11)	*
Kenneth C. Dahlberg	30,234	(12)	*
Simon M. Lorne	73,502	(13)	*
Robert A. Malone	3,488	(14)	*
Roxanne S. Austin	14,952	(15)	*
Jane C. Sherburne	6,065	(16)	*
Michael T. Smith	54,911	(17)	*
Wesley W. von Schack	12,366	(18)	*
All directors and executive officers as a group (19 persons)	1,166,272	(19)	3.1%

*	Less than one percent.
(1)

Based on an amendment to Schedule 13G filed with the SEC by BlackRock, Inc. on February 1, 2021, reporting that it has sole voting power with respect to 2,932,727 shares, and sole dispositive power with respect to 3,356,246 shares.

(2)

Based on an amendment to Schedule 13G filed with the SEC by The Vanguard Group, Inc. on February 10, 2021, reporting shared voting power with respect to 58,383 shares, shared dispositive power with respect to 161,011 shares and sole dispositive power with respect to 3,695,180 shares.

(3)

Based on an amendment to Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. on February 16, 2021, reporting that it has sole voting power with respect to 1,833,669 shares, and sole dispositive power with respect to 5,197,466 shares.

(4)

The amount includes 83,938 shares held by the Pichelli Living Trust, of which Mr. Pichelli and his wife are trustees. The amount also includes 8,195 shares of unvested restricted stock subject to forfeiture and 115,663 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of

February 15, 2021. Also includes 970 shares acquired under Teledyne’s Employee Stock Purchase Plan based on information received as of January 22, 2021.
(5)

The amount also includes 2,187 shares of unvested restricted stock subject to forfeiture, and 37,448 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021. Includes 1,317 shares acquired under Teledyne’s Employee Stock Purchase Plan based on information received as of January 22, 2021. Also includes 1,000 shares held jointly by Ms. Main’s spouse.

(6)

The amount includes 1,997 shares of unvested restricted stock subject to forfeiture and 35,448 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021. Also includes 443 shares acquired under Teledyne’s Employee Stock Purchase Plan based on information received as of January 22, 2021.

(7)

The amount includes 2,050 shares of unvested restricted stock subject to forfeiture and 43,648 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021. Also includes 480 shares acquired under Teledyne’s Employee Stock Purchase Plan and 2,839 shares held in Teledyne’s 401(k) plan based on information received as of January 22, 2021.

(8)

The amount includes 159,374 shares held by The Mehrabian Living Trust, of which Dr. Mehrabian and his wife are trustees. The amount also includes 9,676 shares of unvested restricted stock subject to forfeiture and 206,773 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021.

(9)	Ms. Kumbier holds 162 unvested restricted stock units.
(10)	The amount does not include 353 unvested restricted stock units.
(11)

The amount includes 13,513 shares held by The Crocker Revocable Trust, Charles Crocker, Trustee, 12,000 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021 and 568 vested restricted stock units. Does not include 353 unvested restricted stock units.

(12)

The amount includes 17,299 shares held by the Dahlberg Family Trust, 12,935 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021. Does not include 353 unvested restricted stock units.

(13)

The amount includes 32,477 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021 and 1,008 restricted stock units. Does not include 353 unvested restricted stock units.

(14)	The amount does not include 353 unvested restricted stock units.
(15)

The amount includes 4,000 shares held by the Thomas and Roxanne Austin Trust, 8,000 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021 and 2,829 vested restricted stock units. Does not include 353 unvested restricted stock units.

(16)	The amount includes 2,000 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021. Does not include 353 unvested restricted stock units.
(17)

The amount includes 14,247 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021. The amount also includes 200 shares owned by Mr. Smith’s wife, beneficial ownership of which is disclaimed. Does not include 353 unvested restricted stock units.

(18)

The amount includes an aggregate of 9,394 shares held by The von Schack revocable Trust and The Wesley von Schack Revocable Trust and 1,827 vested restricted stock units. Does not include 353 unvested restricted stock units.

(19)

This amount includes an aggregate of 603,582 shares of Teledyne Common Stock underlying stock options exercisable within 60 days of February 15, 2021, 27,580 shares of restricted stock and 6,427 vested restricted stock units. Does not include 4,737 unvested restricted stock units. This amount also includes 200 shares owned by Mr. Smith’s wife of which beneficial ownership is disclaimed. Includes 290,398 shares held jointly and in trusts. This amount includes shares beneficially held by four Section 16 executive officers not listed on the table since they are not named executives.

FLIR

The following table shows, as of March 19, 2021, the amount of FLIR Common Stock beneficially owned (unless otherwise indicated) by (i) any person who is known by FLIR to be the beneficial owner of more than 5%

of the outstanding shares of FLIR Common Stock, (ii) FLIR directors, (iii) FLIR executive officers and (iv) all of the FLIR directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Outstanding (1)
5% Stockholders
The Vanguard Group (2) 100 Vanguard Blvd. Malvern, PA 19355	14,167,708	10.8%
BlackRock, Inc. (3) 55 East 52nd Street New York, NY 10055	7,470,558	5.7%

Directors and Executive Officers
Earl R. Lewis (4)	1,131,636	1%
John D. Carter	129,536	—%
William W. Crouch	55,141	—%
Catherine A. Halligan	30,946	—%
Angus L. Macdonald	31,036	—%
Michael T. Smith	212,065	—%
Cathy A. Stauffer	61,512	—%
Robert S. Tyrer	9,865	—%
John W. Wood, Jr.	146,160	—%
Steven E. Wynne	91,225	—%
James J. Cannon	212,457	—%
Carol P. Lowe	69,171	—%
Sonia Galindo	10,110	—%
Paula M. Cooney	8,583	—%
All directors and executive officers as a group (14 persons)	2,199,443	2%

(1)

Beneficial ownership is determined in accordance with rules of the SEC and includes voting power and investment power with respect to shares. None of the shares held by our directors or NEOs are pledged as security. The shares listed in the table above include shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days from March 19, 2021 and upon the vesting of RSU awards within 60 days of March 19, 2021, as follows: Mr. Lewis—467,382; Mr. Carter—92,420; General Crouch—38,214; Ms. Halligan—3,744; Mr. Macdonald—3,744; Mr. Smith—92,420; Ms. Stauffer—49,306; Mr. Tyrer—3,744; Mr. Wood—92,420; Mr. Wynne—71,120; Mr. Cannon—134,558; Ms. Lowe—34,176; Ms. Galindo—4,681; Ms. Cooney—8,292; and all directors and executive officers as a group—1,096,221.

Applicable percentage of ownership is based on 131,368,318 shares of FLIR common stock outstanding as of March 19, 2021. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days of March 19, 2021 and upon vesting of RSU awards within 60 days of March 19, 2021 are also considered outstanding for the purpose of calculating the percentage of common stock owned by such person, but not for the purpose of calculating the percentage of common stock owned by any other person.

(2)

This information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 10, 2021. The Schedule 13G/A states that, as of December 31, 2020, The Vanguard Group is the beneficial owner of 14,167,708 shares of common stock as to which The Vanguard Group has sole dispositive power over 13,711,363 shares and shared dispositive power over 456,345 shares. The Vanguard Group has sole voting power over 0 shares and shared voting power over 174,385 shares.

(3)

This information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021. The Schedule 13G/A states that, as of December 31, 2020, BlackRock, Inc. is the beneficial owner of 7,470,558 shares of common stock as to which BlackRock, Inc. has sole dispositive power over 7,470,558 shares and sole voting power over 6,805,793 shares.

(4)

In connection with the execution of the Merger Agreement, Mr. Lewis entered into the Voting Agreement, pursuant to which Mr. Lewis agreed to vote any shares of FLIR Common Stock that he beneficially owns for the adoption of the Merger Agreement and against any competing proposal or other action, proposal or agreement that would reasonably be expected to result in a breach of the Merger Agreement or prevent, materially delay or adversely affect the consummation of the Mergers. See “The FLIR Stockholder Voting Agreement” on page 147 of this joint proxy statement/prospectus.

APPRAISAL RIGHTS OF FLIR STOCKHOLDERS

Under Section 262 of the DGCL, holders of shares of FLIR Common Stock who do not vote in favor of the adoption of the Merger Agreement (or do not otherwise waive appraisal rights) and who properly comply with the procedures specified in Section 262 of the DGCL will be entitled to appraisal rights under Delaware law to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s shares of FLIR Common Stock as of the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL in lieu of receiving the merger consideration with respect to the stockholder’s shares.

The following is a summary of the procedures to be followed by FLIR stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL. This summary is not a full statement or summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this joint proxy statement/prospectus as Annex D and to any amendments to such section adopted or otherwise made effective after the date of this joint proxy statement/prospectus and prior to the FLIR Special Meeting. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of FLIR Common Stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that a FLIR stockholder exercise his, her or its rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a proposed merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the Merger Agreement, FLIR, not less than 20 days prior to the meeting, must notify each stockholder who was a FLIR stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and must include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice, and a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex D. A holder of FLIR Common Stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex D carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who is entitled to demand appraisal and properly demands appraisal but fails to fully comply with the procedures of Section 26 of the DGCL or effectively withdraws or loses such right will have his, her or its dissenting shares converted into the right to receive the merger consideration.

FLIR stockholders wishing to exercise the rights to seek an appraisal of their shares of FLIR Common Stock must do ALL of the following:

•

deliver to FLIR (at the address set forth below) a written demand for appraisal of their shares of FLIR Common Stock before the vote on the adoption of the Merger Agreement at the FLIR Special Meeting;

•

not vote in favor of the adoption of the Merger Agreement (or otherwise waive appraisal rights). Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, if a FLIR stockholder votes by proxy and wishes to exercise his, her or its appraisal rights such FLIR stockholder must vote against the adoption of the Merger Agreement or abstain from voting his, her or its shares of FLIR Common Stock;

•	continuously hold the shares of FLIR Common Stock for which they have demanded appraisal from the date of making the demand through the Effective Time; and

•

file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of FLIR Common Stock within 120 days after the Effective Time. The surviving corporation in the Merger is under no obligation to file any such petition and has no intention of doing so.

Voting, electronically at the FLIR Special Meeting or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of FLIR Common Stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform FLIR of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its shares of FLIR Common Stock. Beneficial owners who do not hold their shares of FLIR Common Stock of record may not directly make appraisal demands to FLIR. The beneficial holder must, in such cases, have the owner of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of FLIR Common Stock of record. A record owner, such as a bank, broker or other nominee, who holds shares of FLIR Common Stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of FLIR Common Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of FLIR Common Stock as to which appraisal is sought. Where no number of shares of FLIR Common Stock is expressly mentioned, the demand will be presumed to cover all shares of FLIR Common Stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES OF FLIR COMMON STOCK IN BANK, BROKER OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKER OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of FLIR Common Stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of FLIR Common Stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

FLIR Systems, Inc.

Attention: Sonia Galindo, Senior Vice President, General Counsel,

Secretary, and Chief Ethics & Compliance Officer

1201 S Joyce Street,

Arlington, Virginia 22202

If the Merger is consummated, the surviving corporation will give written notice that the Merger has become effective within ten days after the Effective Time to each FLIR stockholder that did not vote in favor of the adoption of the Merger Agreement and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration, without interest, by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation. Within 120 days after the Effective Time, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights of the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of FLIR Common Stock held by all such stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the requisite time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the Merger Agreement and with respect to which FLIR has received demands for appraisal, and the aggregate number of holders of those shares. Upon receiving such a written request, the surviving corporation must mail the statement within the later of ten days of receipt by the surviving corporation of the request or ten days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of FLIR Common Stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request the statement described in this paragraph from the surviving corporation.

If a petition for appraisal is duly filed by any holder of shares of FLIR Common Stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pending appraisal proceedings, and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of FLIR Common Stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of FLIR Common Stock at the Effective Time held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue only on the difference between the amount so paid and the fair value determined by the Delaware Court of Chancery and any interest accrued on such amount.

The Delaware Chancery Court is required to dismiss all appraisal proceedings brought by FLIR stockholders who are entitled to appraisal unless (i) the total number of shares entitled to appraisal exceeds 1% of the issued and outstanding shares of FLIR Common Stock immediately prior to the Effective Time or (ii) the value of the merger consideration with respect to all shares entitled to appraisal exceeds $1,000,000.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of FLIR Common Stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of FLIR Common Stock is less than the value of the merger consideration.

If no FLIR stockholder files a petition for appraisal within 120 days after the Effective Time, then all dissenting stockholders will lose the right to an appraisal, and will instead receive the merger consideration, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys’ and experts’ expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the shares of FLIR Common Stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of FLIR Common Stock as of a record date prior to the Effective Time.

Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of such court and such approval may be conditioned on terms the Delaware Court of Chancery deems just; provided, however, that the foregoing will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time. If a FLIR stockholder fails to perfect, successfully withdraw or loses the appraisal right, his, her or its shares of FLIR Common Stock will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH APPRAISAL RIGHTS. In that event, a FLIR stockholder will be entitled to receive the merger consideration for his, her or its shares in accordance with the terms of the Merger Agreement.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL.

STOCKHOLDER PROPOSALS

Teledyne

Under Rule 14a-8 of the SEC, proposals of stockholders intended to be presented at Teledyne’s 2021 Annual Meeting of Stockholders (the “2021 Teledyne Annual Meeting”) must have been received no later than November 13, 2020 for inclusion in the proxy statement and proxy card for that meeting. In addition, the Teledyne Certificate of Incorporation provides that for nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder must give timely notice thereof in writing to the Secretary of Teledyne. To be timely, a stockholder’s notice must be delivered to Teledyne’s Secretary not less than 75 days and not more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders which, in the case of the 2021 Teledyne Annual Meeting, would have been no earlier than January 22, 2021 and no later than February 6, 2021. If, however, the date of the 2021 Teledyne Annual Meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, to be timely, notice by the stockholder must be so delivered not earlier than the 90th day prior to the 2021 Teledyne Annual Meeting and not later than the later of the 60th day prior to the 2021 Teledyne Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Teledyne Certificate of Incorporation also requires that such notice contain certain additional information. Copies of the Teledyne Certificate of Incorporation can be obtained without charge from the Senior Vice President, General Counsel, Chief Compliance Officer and Secretary of Teledyne.

FLIR

If the FLIR Merger Proposal is approved by the requisite vote of stockholders and the Mergers are completed in 2021, as is currently anticipated, FLIR does not expect to hold an annual meeting of stockholders in 2021 (the “2021 FLIR Annual Meeting”). If the FLIR Merger Proposal is not approved by the requisite vote of stockholders or if the Mergers are not completed for any other reason, FLIR expects the 2021 FLIR Annual Meeting will be held more than 30 days after the anniversary of the FLIR 2020 annual meeting of stockholders. FLIR will provide notice of or otherwise publicly disclose the date on which the 2021 FLIR Annual Meeting will be held.

Since FLIR expects the 2021 FLIR Annual Meeting, if held, will be more than 30 days after the anniversary of the FLIR 2020 annual meeting of stockholders, a stockholder must submit a proposal for consideration pursuant to Rule 14a-8 of the Exchange Act within a reasonable time before FLIR begins to print and send its proxy materials for such meeting. Stockholder proposals must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act, and must be submitted in writing to the Corporate Secretary at FLIR Systems, Inc., Attention: Corporate Secretary, 1201 South Joyce Street, Arlington, VA 22202. For stockholder proposals (other than those made pursuant to Rule 14a-8) and nominations to be brought before the 2021 FLIR Annual Meeting, if held, the FLIR Bylaws provide that any eligible stockholder must give written notice to FLIR’s Corporate Secretary not less than 90 days (which would have been no later than January 16, 2021), nor more than 120 days (which would have been no earlier than December 17, 2020), prior to the anniversary date of the prior year’s annual meeting; provided, however, that in the event that the 2021 FLIR Annual Meeting, if held, is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the 2021 FLIR Annual Meeting was mailed or public disclosure of the date for the 2021 FLIR Annual Meeting was made.

In addition, if FLIR holds the 2021 FLIR Annual Meeting, FLIR Bylaws permit stockholders to present proposals for inclusion in the 2021 FLIR Annual Meeting proxy statement. A stockholder, or a group of no more than 20 stockholders, that has owned continuously for at least three years shares of the FLIR Common Stock constituting 3% or more of the outstanding shares of the FLIR Common Stock, may nominate and include in FLIR’s proxy materials director nominees constituting up to 25% of the FLIR Board, provided that the stockholder(s) and nominee(s) satisfy the requirements in the FLIR Bylaws. Notice of proxy access director nominees must be received by the FLIR Corporate Secretary not less than 120 days (which would have been no later than November 11, 2020), nor more than 150 days (which would have been no earlier than October 12, 2020), prior to the anniversary of the date FLIR issued its proxy statement to stockholders in connection with the preceding year’s annual meeting; provided, however, that in the event that the date of the 2021 FLIR Annual Meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, notice must be received by FLIR’s Corporate Secretary not earlier than the close of business on the 120th day prior to the 2021 FLIR Annual Meeting and not later than the close of business on the later of (i) the 90th day prior to the 2021 FLIR Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of the 2021 FLIR Annual Meeting is first made.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from Teledyne Technologies Incorporated’s Annual Report on Form 10-K for the year ended January 3, 2021, and the effectiveness of Teledyne Technologies Incorporated’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the modified retrospective adoption of ASC 842 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FLIR Systems, Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 consolidated financial statements of FLIR Systems, Inc. refers to a change in accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

LEGAL MATTERS

The validity of the shares of Teledyne Common Stock to be issued to FLIR stockholders pursuant to the Mergers will be passed upon by McGuireWoods LLP for Teledyne. Certain U.S. federal income tax consequences relating to the Mergers will be passed upon for Teledyne by McGuireWoods LLP and for FLIR by Hogan Lovells US LLP.

HOUSEHOLDING

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to Teledyne or FLIR stockholders who reside at the same address, unless, in each case, Teledyne stockholders have notified Teledyne or FLIR stockholders have notified FLIR of such stockholders’ respective desire to receive multiple copies of these materials. This is known as “householding.” Once Teledyne or FLIR stockholders have received notice from such stockholders’ broker that such broker will be “householding” communications to such stockholders’ address, “householding” will continue until such stockholders are notified otherwise or until such stockholders revoke such stockholders’ consent. Teledyne stockholders may revoke their consent at any time by contacting Melanie S. Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, in writing at Teledyne Technologies Incorporated, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or by telephone at (805) 373-4545. FLIR stockholders may revoke their consent at any time by contacting Sonia Galindo, Senior Vice President, General Counsel, Secretary, and Chief Ethics & Compliance Officer, in writing at FLIR Systems, Inc. at 1201 South Joyce Street, Arlington, Virginia 22202, or by telephone at (703) 682-3400.

Teledyne will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any Teledyne stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Melanie S. Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary at 1049 Camino Does Rios, Thousand Oaks, California 9136 or by telephone at (805) 373-4545.

FLIR will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any FLIR stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Sonia Galindo, Senior Vice President, General Counsel, Secretary, and Chief Ethics & Compliance Officer, in writing at FLIR Systems, Inc. at 1201 South Joyce Street, Arlington, Virginia 22202, or by telephone at (703) 682-3400.

WHERE YOU CAN FIND MORE INFORMATION

Teledyne has filed a registration statement on Form S-4 to register with the SEC the shares of Teledyne Common Stock to be issued to FLIR stockholders in connection with the Mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Teledyne in addition to being a proxy statement of each of Teledyne and FLIR for the Teledyne Special Meeting and the FLIR Special Meeting, respectively. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Teledyne and Teledyne Common Stock. The rules and regulations of the SEC allow Teledyne and FLIR to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Teledyne and FLIR file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that has reports, proxy and information statements and other information about Teledyne and FLIR. The address of that site is https://www.sec.gov. The reports and other information filed by Teledyne and FLIR with the SEC are also available at their respective websites, which are www.teledyne.com and www.FLIR.com. Information on these websites is not incorporated by reference into this joint proxy statement/prospectus.

The SEC allows Teledyne and FLIR to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Teledyne and FLIR have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Teledyne and FLIR and their respective financial performance.

This prospectus incorporates by reference the documents set forth below that Teledyne and FLIR have previously filed with the SEC.

Teledyne SEC Filings:

•	Teledyne’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021, filed on February 26, 2021;

•	Teledyne’s Definitive Proxy Statement on Schedule 14A, filed on March 5, 2021;

•

Teledyne’s Current Reports on Form 8-K filed on January 4, 2021, January  6, 2021, January 21, 2021, January 27, 2021 (only item  5.02), March 4, 2021, March 8, 2021 and March 22, 2021, (other than the portions of those documents not deemed to be filed); and

•	Any description of shares of Teledyne stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

FLIR’s SEC Filings:

•	FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on February 25, 2021;

•	FLIR’s Current Report on Form 8-K filed on January 6, 2021 (other than the portions of those documents not deemed to be filed); and

•

The descriptions of FLIR’s capital stock included in its Registration Statement on Form 8-A,  filed with the SEC on June 15, 1993 (paper filing), as amended by the description of its capital stock contained in Exhibit 4.1 to its Annual Report on Form 10-K for the year ended December 31, 2020 and including any other amendment or reports filed for the purpose of updating such descriptions.

Teledyne has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Teledyne, and FLIR has supplied all such information relating to FLIR.

Documents incorporated by reference are available from Teledyne or FLIR, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Teledyne stockholders or FLIR stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

If you are a Teledyne stockholder:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attention: Melanie S. Cibik, Senior Vice President,

General Counsel, Chief Compliance Officer and Secretary

(805) 373-4545

If you are a FLIR stockholder:

FLIR Systems, Inc.

Attention: Sonia Galindo, Senior Vice President, General Counsel,

Secretary, and Chief Ethics & Compliance Officer

1201 South Joyce Street

Arlington, VA 22202

(703) 682-3400

Neither Teledyne nor FLIR has authorized anyone to provide you with information that is different from, or in addition to, what is contained in this joint proxy statement/prospectus or in any of the materials that Teledyne or FLIR has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it.

If you are in a jurisdiction in which offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated April 12, 2021. You should not assume that the information in it is accurate as of any date other than that date. The information contained in any of the materials that Teledyne or FLIR has incorporated by reference into this joint proxy statement/prospectus speaks only as of the date of such materials, unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to Teledyne stockholders or to FLIR stockholders nor the issuance of shares of Teledyne Common Stock in the Mergers will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TELEDYNE TECHNOLOGIES INCORPORATED,

FIREWORK MERGER SUB I, INC.,

FIREWORK MERGER SUB II, LLC

and

FLIR SYSTEMS, INC.

Dated as of January 4, 2021

A-i

(continued)

A-ii

(continued)

A-iii

ANNEX, EXHIBIT AND SCHEDULE INDEX

Annex I	Defined Term Index

Exhibit A	Form of Certificate of Formation of the Surviving Company

Exhibit B	Form of Operating Agreement of the Surviving Company

Schedule 6.1(c)	Specified Countries

Schedule 8.3	Accelerated RSU Holders

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 4, 2021 (this “Agreement”), is by and among TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation (“Parent”), FIREWORK MERGER SUB I, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), FIREWORK MERGER SUB II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and FLIR SYSTEMS, INC., a Delaware corporation (the “Company”). An index of defined terms is provided in Annex I attached hereto.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub I will be merged with and into the Company with the Company as the Surviving Corporation (“Merger I”), in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares and Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, immediately after the Effective Time, Parent will cause the Company, as the surviving corporation in Merger I, to merge with and into Merger Sub II, with Merger Sub II as the surviving company in such merger (“Merger II” and, together with Merger I, the “Mergers”), in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that Merger I and Merger II, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of the Code;

WHEREAS, each of the Company Board, the Parent Board, the board of directors of Merger Sub I and the board of directors of Merger Sub II has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers;

WHEREAS, the Company Board has resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the Parent Board has resolved to recommend that Parent’s stockholders approve the Share Issuance in connection with the Mergers;

WHEREAS, Parent, as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement, and the consummation of the Mergers and the other transactions contemplated hereby on behalf of Merger Sub I and Merger Sub II; and

WHEREAS, each of Parent, Merger Sub I, Merger Sub II and the Company desires to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated herein and also to prescribe various conditions to the transactions contemplated herein;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 Merger I.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub I shall be merged with and into the Company at the Effective Time. The separate corporate existence of Merger Sub I shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). Merger I shall have the effects set forth in this Agreement and specified in the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law. At the Effective Time, the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time except that the name of the Surviving Corporation shall be FLIR Systems, Inc. and as such shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(c) The directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.

Section 1.2 Merger II .

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger Sub II, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger Sub II shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. Merger II shall have the effects set forth in this Agreement, the DGCL and Section 18-209(g) of the LLC Act. As of the Second Effective Time, the certificate of formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit A and Exhibit B, respectively.

(b) Parent shall take all actions as may be necessary such that (i) the directors of the Surviving Corporation immediately prior to the Second Effective Time shall be the directors of the Surviving Company from and after the Second Effective Time and (ii) the officers of the Surviving Corporation immediately prior to the Second Effective Time shall be the officers of the Surviving Company from and after the Second Effective Time, in the case of clause (i) or (ii), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and operating agreement and applicable Law.

Section 1.3 Tax Treatment. The parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by stockholders of the Company pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the five (5) consecutive trading days ending on December 31, 2020; (iii) the “national securities exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be the NYSE; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg Finance L.P. The parties further agree that the valuation of Parent Common Stock by reference to the methodology described in this Section 1.3 is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01(1) of Rev. Proc. 2018-12 and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 1.4 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (including Merger I and Merger II) will take place at 8:00 a.m., New York, New York time, on a date to be specified by the parties, such date to be no later than the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.5 Effective Times. Concurrently with the Closing, the Company and Merger Sub I shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger I”) executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect Merger I. Merger I shall become effective at the time Certificate of Merger I shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger I (such date and time hereinafter referred to as “Effective Time”). Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, and as part of an integrated transaction, Surviving Corporation and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger (“Certificate of Merger II” and each of which, including the Certificate of Merger I, may be referred to as a “Certificate of Merger”) satisfying the applicable requirements of the DGCL and the LLC Act as well as any other filings, recordings or publications required to be made under the LLC Act in connection with Merger II. Merger II shall become effective at the time Certificate of Merger II shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger II (such date and time hereinafter referred to as the “Second Effective Time”).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of Merger I and without any action on the part of Parent, Merger Sub I or the Company, or the holder of any share of Company Common Stock:

(a) Conversion of Merger Sub I Common Stock. Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Excluded Shares”), and no consideration or payment shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (A) the Excluded Shares and (B) the Dissenting Shares will, by virtue of Merger I and without any action on the part of the holder thereof, be converted into the right to receive, in accordance with the terms of this Agreement, (i) $28.00 in cash, without interest, from Parent

(such amount of cash, the “Per Share Cash Consideration”) and (ii) a number of validly issued, fully paid and non-assessable shares of Parent common stock, par value $0.001 per share (“Parent Common Stock”), equal to the Exchange Ratio (such amount of Parent Common Stock, the “Per Share Stock Consideration”) and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3(e) (the Per Share Cash Consideration and the Per Share Stock Consideration the “Merger Consideration”).

(d) Treatment of Company Common Stock. From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall automatically be converted into and thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificates have been converted pursuant to this Section 2.1.

(e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(c), but rather the holders of Dissenting Shares shall be entitled to payment by the Surviving Corporation of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(c). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and actions with respect to such demands at Parent’s sole expense. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, (i) make any payment with respect to, or settle or offer to settle, any such demands, (ii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL, or (iii) agree to do any of the foregoing.

(f) Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding shares of Company Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock or shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, as the case may be (including the treatment of Company Equity Awards in Section 2.4), shall be appropriately adjusted to provide the holders of shares of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2 Appointment of Exchange Agent. Prior to the Closing, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 2.3 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing the full number of shares of Parent Common Stock necessary to pay the aggregate Per Share Stock Consideration and (ii) all of the cash necessary to pay the aggregated Per Share Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.3(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.3(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days following the Effective Time), to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form as prepared by Parent and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates (or duly executed affidavit of loss in lieu thereof) in exchange for the Merger Consideration. Upon surrender of a Certificate (or duly executed affidavit of loss in lieu thereof) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent (and reasonably acceptable to the Company), together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.3(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Any holder of any Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) shall not be required to deliver a Certificate or an executed letter of transmittal or any other deliverables to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver, as soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days following the Effective Time), the applicable Merger Consideration pursuant to the provisions of this Article II, including any cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.3(e), and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(c), and the Book-Entry Share so exchanged shall be forthwith cancelled.

(c) Subject to applicable Law, following surrender of any Certificate formerly representing shares of Company Common Stock (or affidavit of loss in lieu thereof) or conversion of Book-Entry Shares pursuant to

Section 2.3(b), there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender or delivery payable with respect to such whole shares of Parent Common Stock.

(d) Until surrendered as contemplated by this Section 2.3, each Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration as contemplated by this Agreement and any dividends or other distributions payable pursuant to Section 2.3(c). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1 and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of shares of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1 (or would be entitled but for this Section 2.3(e)) and (ii) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of shares of Company Common Stock entitled to receive such cash.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of shares of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c) and Section 2.3(c).

(g) None of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.3(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c) and Section 2.3(c) in respect of a share of Common Stock would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such share of Company Common Stock shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Article II had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.

Section 2.4 Company Equity Awards.

(a) At the Effective Time, each Company Option (whether vested or unvested) that is outstanding and unexercised immediately prior to the Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the excess, if any, of (x) the Company Equity Award Consideration over (y) the exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option, less applicable Tax withholdings. In the event the per share exercise price of a Company Option is equal to or greater than the Company Equity Award Consideration, such Company Option shall be cancelled as of the Effective Time without the payment of any consideration therefor.

(b) At the Effective Time, each (i) Company RSU granted prior to the date of this Agreement that is outstanding immediately prior to the Effective Time and (ii) each 2021 Company RSU that is outstanding immediately prior to the Effective Time and is held by an Accelerated RSU Holder, will vest as of the Effective Time and shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company RSU or 2021 Company RSU, as applicable, becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Company Equity Award Consideration in respect of each share of Company Common Stock subject to such Company RSU or 2021 Company RSU, as applicable.

(c) At the Effective Time, with respect to each 2021 Company RSU that is outstanding immediately prior to the Effective Time and is held by an individual who is not an Accelerated RSU Holder, such 2021 Company RSU shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to such 2021 Company RSU immediately prior to the Effective Time by (ii) the Company Equity Award Exchange Ratio. Any fractional shares that result from the foregoing calculation shall be rounded down to the nearest whole share of Parent Common Stock, and the remaining shares (or fractional shares) of Company Common Stock represented by such 2021 Company RSU that have not been converted into Adjusted RSUs, will be paid in cash as Company Equity Award Consideration. Each such Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding 2021 Company RSU under the applicable Company Equity Plan and the applicable award agreement issued thereunder, including vesting terms.

(d) At the Effective Time, each Company PRSU granted prior to the date of this Agreement that is outstanding immediately prior to the Effective Time will vest as of the Effective Time and shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company PRSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Company Equity Award Consideration in respect of each share of Company Common Stock subject to such Company PRSU; provided that the number of shares of Company Common Stock underlying the Company PRSU that shall become vested shall be equal to the greater of (i) the target number of shares set forth in the award agreement for such Company PRSU and (ii) the number of shares that would be achieved based on the actual achievement of the applicable performance goals if the applicable performance period ended on the last day of the Company’s calendar quarter immediately preceding the first public announcement of the Transactions as if such day were the last day of the performance period (for the avoidance of doubt, if the Closing occurs after the end of the applicable performance period but before the vesting date of such Company PRSU, the number of shares underlying the Company PRSU that shall become vested shall be determined based on the actual achievement of the applicable performance goals pursuant to the terms and conditions set forth the award agreement for such Company PRSU).

(e) Prior to the Effective Time, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) any offering period or purchase period under the Company ESPP that otherwise would be in progress as of the Effective Time, will be terminated and the final exercise date shall be no later than the date that is three (3) Business Days prior to the Closing Date (the “Final Exercise Date”); (ii) any adjustments that may be necessary shall be made to reflect such shortened offering period or purchase period, but that such shortened offering period or purchase period shall be treated as a fully effective and completed offering period or purchase period for all purposes pursuant to the Company ESPP; (iii) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of the Final Exercise Date; and (iv) subject to the consummation of Merger I, the Company ESPP shall terminate effective immediately prior to the Effective Time.

(f) Prior to the Effective Time, the Company shall pass such resolutions and take such other actions as are necessary so as to cause the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Section 2.4.

(g) Cash payments due pursuant to this Section 2.4, shall be made promptly by Parent following the Effective Time, and in any event within ten (10) Business Days, in accordance with the Surviving Company’s and/or Parent’s payroll practices or the payroll practices of their respective Affiliates. Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon exercise or settlement of the Adjusted RSUs, including, effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Adjusted RSUs.

Section 2.5 Withholding. Each of the Company, Parent, Merger Sub I, the Surviving Corporation, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the Disclosure Letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), or (b) disclosed in the Company SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded), the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1(a) of the Company Disclosure Letter contains (i) a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), (ii) the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and (iii) the jurisdictions in which the Company and each Material Company Subsidiary is qualified to conduct business, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company (A) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (B) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (C) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Company Subsidiary” means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

(c) The Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws and Permitted Liens, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company, equity interests in another Person held by the Company or any of the Subsidiaries of the Company that consists of less than one percent (1%) of the outstanding capital stock or equivalent equity interests of such Person or investments in marketable securities and cash equivalents, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest other than as set forth on Section 3.1(c)(ii) of the Company Disclosure Letter.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 510,000,000 shares, with a par value of $0.01 per share, of which 500,000,000 shares are designated as the Company Common Stock and 10,000,000 shares are designated as preferred stock (“Company Preferred Stock”). As of the close of business on December 31, 2020, there are:

(i) 131,153,141 shares of Company Common Stock issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights;

(ii) no shares of Company Preferred Stock issued or outstanding;

(iii) 207,139 shares of Company Common Stock held in the Company’s treasury;

(iv) 1,841,045 shares of Company Common Stock reserved for future grants pursuant to the Company Equity Plans;

(v) 1,266,632 shares of Company Common Stock subject to outstanding Company Options at a weighted average exercise price of $28.99;

(vi) 1,830,770 shares of Company Common Stock subject to outstanding Company Restricted Stock Units, provided that Company PRSUs are earned at the “target” level set forth in each applicable award agreement and an additional 307,389 shares of Company Common Stock may be issued based on the maximum achievement of all applicable performance goals; and

(vii) 1,291,921 shares of Company Common Stock reserved for future issuance pursuant to the Company ESPP.

(b) The Company has made available to Parent true, correct and complete copies of all Company Equity Plans as of the date of this Agreement pursuant to which the Company has granted Company Equity Awards and the forms of all material award agreements evidencing such grants. Section 3.2(b) of the Company Disclosure Letter sets forth the following information as of the date of this Agreement with respect to each outstanding Company Equity Award: (i) the Company Equity Plan pursuant to which such Company Equity Award was granted; (ii) the unique employee identification number of the holder of such Company Equity Award; (iii) the type of Company Equity Award; (iv) the number of shares of Company Common Stock subject to such Company Equity Award (both “target” and maximum amounts); (v) the date on which such Company Equity Award was granted; (vi) the extent to which such Company Equity Award is vested as of the date of this Agreement and the dates and extent to which such Company Equity Award is scheduled to become vested after the date of this Agreement (provided that, with respect to any Company Restricted Stock Units that are subject to performance-based vesting conditions, such shares are measured at the maximum level of performance); (vii) the exercise price (if applicable); and (viii) the expiration date (if applicable). All Company Equity Awards were granted under the Company Equity Plans.

(c) As of the date of this Agreement, except for the Company Equity Awards referred to in Section 3.2(b) and the related award agreements, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than such Company Equity Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than such Company Equity Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire (other than any obligations under the Company Equity Awards or any Company Equity Plan) any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company (other than such Company Equity Awards) and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company; or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of Merger I, to the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholder Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated by this Agreement (such transactions, including Merger I and Merger II and the Share Issuance, the “Transactions”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing Certificate of Merger I with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Company’s board of directors (the “Company Board”), at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, Merger I, Merger II and the other Transactions, (ii) determining that this Agreement and Transactions are advisable and in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to a vote of the stockholders of the Company for adoption at the Company Stockholder Meeting, and (iv) resolving to make the Company Recommendation. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or other enforceability requirements imposed by a Governmental Entity (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies, other than, in the case of clauses (ii), (iii), (iv) and (v) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, commission, agency or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) the filing with the Secretary of State of the State of Delaware of Certificate of Merger I and Certificate of Merger II, in each case, as required by the DGCL, (v) compliance with applicable rules and regulations of the NYSE and NASDAQ, (vi) compliance with Federal Acquisition Regulation Subpart 42.12 with respect to novation and change of name requirements applicable to Government Contracts;

(vii) notifications and filings with the Defense Counterintelligence and Security Agency of the U.S. Department of Defense and any other applicable Cognizant Security Agency under the National Industrial Security Program Operating Manual and any other applicable national or industrial security regulations, and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since January 1, 2019 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed or furnished prior to the date hereof, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed or furnished prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated (and except that the unaudited financial statements may not contain all footnotes and are subject to normal and recurring year-end adjustments).

(c) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2019, the Company has not identified any significant deficiency or material weakness in the design or operation of its internal control over financial reporting or fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Since January 1, 2019, (i) the Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and (ii) the statements contained in such certifications are accurate.

(e) Since January 1, 2019, (i) no Acquired Company has, nor, to the knowledge of the Company, has any director, officer or employee of any of the Acquired Companies or the independent registered public accounting firm of the Company, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in unlawful accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies has reported evidence of a material violation of the securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquires or investigations or other governmental inquires or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Acquired Companies.

Section 3.6 No Undisclosed Liabilities. No Acquired Company has any liabilities or obligations required under GAAP to be recorded on the balance sheet of such Acquired Company, except for liabilities and obligations (a) disclosed, reflected or reserved against in the Company’s consolidated balance sheet as at September 30, 2020 (or the notes thereto), (b) incurred in the ordinary course of business since September 30, 2020 consistent with past practice and consistent in nature and amount with those set forth on the Company’s consolidated balance sheet as at September 30, 2020, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 Information Supplied None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders and the date it is first mailed to Parent’s stockholders or at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub I or Merger Sub II for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

Section 3.8 Absence of Certain Changes or Events. Since September 30, 2020 to the date of this Agreement (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business in all material respects, and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.9 Legal Proceedings. As of the date of this Agreement, (i) there is no suit, action, proceeding, arbitration, mediation, hearing, investigation or subpoena (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company or any Acquired Company’s properties or assets that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (ii) no Acquired Company nor any of its properties or assets is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Compliance with Laws; Permits.

(a) Other than with respect to Export Control Laws: (i) the Acquired Companies are in, and at all times since January 1, 2017, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect and (ii) since January 1, 2017, none of the Acquired Companies has received any written communication from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law, except for such noncompliance, individually or in the aggregate, that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since April 24, 2018, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department (collectively, “Export Control Laws”). Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) The Acquired Companies have in effect all material permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All material Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, except as, individually or the in aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each employee of any of the Acquired Companies has in effect all material Permits necessary for such employee to carry on the business of the Acquired Companies as now conducted by such employee.

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement) as of the date of this Agreement. “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other employee benefit or compensation plan, policy, program or arrangement, including any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, fringe benefit, flexible spending account, written consulting or written employment plan, policy, program, practice, agreement or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Acquired Company, (ii) to which any Acquired Company is a party or (iii) under which any of the Acquired Companies has any current or future liability (including contingent liability). Notwithstanding the foregoing, for purposes of the warranty set forth in this Section 3.11, “Company Plan” shall not include any statutory non-U.S. plans with respect to which any Acquired Company is obligated to make contributions or comply with under applicable Law. With respect to each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments (or, with respect to any unwritten material Company Plan, a summary of the material terms thereof), (ii) all related trust agreements or other funding instruments and insurance contracts and policies, (iii) the most recent determination, advisory or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan, (iv) the current summary plan description and any summaries of material modifications, (v) the most recently filed Form 5500 (including all schedules thereto), (vi) all material correspondence with any Governmental Entity involving a material Company Plan within the three (3) years immediately prior to the date hereof and (vii) any discrimination, coverage or similar annual tests performed during the last three plan years, in each case as of the date of this Agreement.

(b) With respect to the Company Plans:

(i) each such Company Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Company Material Adverse Effect;

(ii) each such Company Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and, to the knowledge of the Company, nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Company Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of such Company Plans or to the assets of any of the trusts under any of such Company Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Company Material Adverse Effect; and

(iv) each such Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Acquired Companies have complied with all their respective obligations under such non-United States Law with respect to such Company Plans, except as in each case of (A), (B) and (C) of this clause (iv) would not, in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) No Acquired Company nor any of its current or former Company ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(d) No Acquired Company has any obligations for post-employment medical, dental, vision, prescription drug or other welfare benefits for any of their respective former or current employees or their eligible dependents, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other similar Law or as provided during any post-employment severance period.

(e) None of the Acquired Companies nor any of their respective Company ERISA Affiliates has any liability that would be material to the Acquired Companies, taken as a whole, on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(f) The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or materially increase the amount of compensation or benefits allocable or payable or trigger any other material obligation pursuant to, any Company Plan.

(g) No Acquired Company has any obligation to reimburse any person for any excise Tax imposed under Section 409A or 4999 of the Code. No Company Options are subject to Section 409A of the Code. None of the Company Options are “incentive stock options” as defined in Section 422 of the Code.

Section 3.12 Labor Matters.

(a) No Acquired Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Acquired Company has been a party to or bound by any such agreement within the last three years. Since January 1, 2019, there has been no: (i) to the knowledge of the Company, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Acquired Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Acquired Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including the Worker Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of the Company, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Acquired Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth an approximate headcount as of the date of this Agreement of all of the employees of the Acquired Companies by jurisdiction.

(c) Since January 1, 2018, the Company has not become party to or bound by a settlement agreement with or relating to a current or former officer, director or senior executive of the Company resolving or seeking to resolve allegations of sexual harassment by any officer, director or senior executive of the Company. There is no, and since January 1, 2018 there has not been any, Action pending or, to the knowledge of the Company, threatened, against the Company involving allegations of sexual harassment by any officer, director or senior executive of the Company.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Acquired Company is, and at all times since January 1, 2018 has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern due to the activities of any of the Acquired Companies present within any Leased Company Real Property or, to the knowledge of the Company, on, under or emanating from any Leased Company Real Property or any property formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) since January 1, 2019, no Acquired Company has received any written notification alleging that it is liable for, or has received a written request for information from any Governmental Entity pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location; and (v) since January 1, 2019, no Acquired Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all applicable non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other chemical, material or substance, whether man-made or naturally occurring, which is defined in, regulated under or for which liability is imposed under any Law or common law related to pollution or protection of human health or the environment as a result of its hazardous or deleterious properties.

(c) Notwithstanding any other provision of this Agreement, this Section 3.13 sets forth the Company’s sole and exclusive representations and warranties with respect to Materials of Environmental Concern, Environmental Laws and other environmental matters.

Section 3.14 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Acquired Company for the periods covered thereby.

(b) The Acquired Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which an Acquired Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

(f) No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Acquired Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Acquired Companies).

(i) No Acquired Company has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is the Company, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(k) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l) No Acquired Company has taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) Merger I and Merger II, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code or (ii) Company’s tax counsel from delivering the opinion described in Section 6.3(d).

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts (other than any Company Plan and any Contract filed as an exhibit to the Company SEC Documents filed prior to the date of this Agreement) to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound:

(i) any Contract that involves the obligation or potential obligation of any of the Acquired Companies to make any “earn-out” or similar payments to any Person relating to any prior acquisition made by an Acquired Company;

(ii) any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or of any Acquired Company having an outstanding principal amount in excess of twenty-five million ($25,000,000), in the aggregate (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

(iii) any Contract relating to any joint venture or partnership material to the Acquired Companies, taken as a whole;

(iv) any material Contract with a supplier or vendor of any of the Acquired Companies to which any of the Acquired Companies made payments of more than ten million dollars ($10,000,000) during the fiscal year ended December 31, 2020, other than (A) any such Contract that is terminable by any Acquired Company upon notice of ninety (90) days or less without penalty and (B) purchase orders in the ordinary course of business;

(v) any material Contract with a customer of any of the Acquired Companies from which any of the Acquired Companies received payments of more than seventeen million dollars ($17,000,000) during the fiscal year ended December 31, 2020, other than (A) any such Contract that is terminable by any Acquired Company upon notice of ninety (90) days or less without penalty and (B) purchase orders in the ordinary course of business;

(vi) any material collective bargaining agreement or similar agreement with any labor union, labor organization or works council;

(vii) any Contract that grants any rights of first refusal or rights of first offer to any Person with respect to any asset of any of the Acquired Companies having value in excess of ten million dollars ($10,000,000), other than rights of first refusal or rights of first offer with respect to minority ownership interests in other Persons;

(viii) any Contract that is a settlement with any Governmental Entity or any other Person to which any of the Acquired Companies, is subject to ongoing obligations that are material to the Acquired Companies, taken as a whole;

(ix) any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company’s Subsidiaries);

(x) any Contract that is disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act; and

(xi) any stockholder, voting trust, or similar Contract relating to the voting of Company Common Stock or other equity interests of the Company.

Each Contract entered into prior to the date of this Agreement that is filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract listed as of the date of this Agreement in Section 3.15(a) of the Company Disclosure Letter, a “Company Material Contract.”

(b) Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all insurance policies of the Acquired Companies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2019, each of the Acquired Companies has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate. Since January 1, 2019, no Acquired Company has received any written notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than ordinary course termination notices with respect to coverage as to which there was no lapse).

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of all real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Company Real Property”).

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material real property leased by any of the Acquired Companies (the “Leased Company Real Property”). Each

Acquired Company has a good and valid leasehold interest in each Leased Company Real Property free and clear of all Liens, except for Permitted Liens. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has leased, licensed or otherwise granted to any Person (other than the other Acquired Companies) the right to use or occupy any parcel of Leased Company Real Property or any portion thereof.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any Leased Company Real Property.

Section 3.18 Intellectual Property; Software.

(a) The Company has made available a true, correct and complete list, as of the date of this Agreement, of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, and registered Copyrights and applications to register Copyrights, in each case that are included in the Company Owned Intellectual Property and are material to the business of the Company. All registration, renewal and maintenance fees and taxes due and payable on or before the Closing Date and necessary to maintain in effect the applications and registrations listed pursuant to the preceding sentence have been paid, except to the extent that an Acquired Company has elected not to maintain such applications or registrations in the ordinary course of business and except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) one or more Acquired Companies exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in, and necessary for the conduct of, the Company’s business and (ii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, will not, cause the loss of any ownership of any Company Owned Intellectual Property, or loss of license rights granted to an Acquired Company in and to any Company Intellectual Property (other than Company Owned Intellectual Property).

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the business of the Acquired Companies (including the Company Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person; and (ii) as of the date of this Agreement: (A) there are no infringement or misappropriation Actions pending or, to the knowledge of the Company, presently threatened in writing against any Acquired Company with respect to the business of the Acquired Companies and (B), to the knowledge of the Company, there are there are no infringement or misappropriation Actions currently pending with respect to any Company Owned Intellectual Property.

(d) To the knowledge of the Company, since January 1, 2019, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property, in each case in a manner that would reasonably be expected to have a Company Material Adverse Effect.

(e) Except to the extent that the Acquired Companies have desired to disclose trade secrets included in the Company Owned Intellectual Property, the Acquired Companies have taken commercially reasonable measures to maintain the confidentiality of trade secrets included in the Company Owned Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, the Company owns or has a right to access and use all the material Company IT Systems, as such material Company IT Systems are currently used by the Acquired Companies, except as would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies maintain policies and procedures that are designed to protect the confidentiality, integrity and security of the Company IT Systems and the Company Data. To the knowledge of the Company, the

Company IT Systems (i) are reasonably adequate for the current operation of the Company and (ii), have not, including in relation to any data stored or processed therein, ceased operating in any material respect, had any substantial feature or key component rendered unusable or suffered any security breach since January 1, 2017, and all material vulnerabilities identified therein have been promptly rectified, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(g) As of the date of this Agreement, there are no Actions pending, or presently threatened in writing against any Acquired Company, claiming that Open Source Code licensed to the Company is incorporated by an Acquired Company into or distributed by an Acquired Company with any material Company owned proprietary Software in a manner that requires the Company to disclose the source code for such Company owned proprietary Software for no fees or to license any patents in connection with such software, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(h) The Acquired Companies are, and at all times since January 1, 2019 have been, in material compliance with all Company Privacy Policies and applicable Laws concerning the collection, use and disclosure of Personal Data. Since January 1, 2019, none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no, material violation of any such Laws or Company Privacy Policies through the date hereof. To the knowledge of the Company, the Acquired Companies are in compliance in all material respects with all of their respective contractual commitments with respect to Personal Data and have safeguards in place designed to protect Personal Data. Since January 1, 2019, to the knowledge of the Company, there have been no material data breaches by any third party involving any Personal Data in the possession of any of the Acquired Companies requiring written notice under applicable Laws to any Person. To the knowledge of the Company, none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, at the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies at the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(i) All Company Data owned by an Acquired Company and all Intellectual Property therein, are owned by an Acquired Company free and clear of all Liens (excluding Permitted IP Encumbrances), and all Company Data and Intellectual Property therein are not subject to any Contract containing any assignment or license of, or covenant not to assert or enforce any rights to the Company Data. The Acquired Companies have, in all material respects, all necessary and required rights to license, use, sublicense and distribute the Company Data to conduct the business of the Company as presently conducted.

(j) The representations and warranties set forth in this Section 3.18 are the only representations and warranties being made by the Company in this Agreement with respect to any title, ownership, encumbrances, or infringement, misappropriation or other violation of or with respect to Intellectual Property.

(k) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Company User Data and Personal Data) and all other information and data compilations necessary to the business of, the Acquired Companies;

“Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right and is used in the conduct of the business of any Acquired Company;

“Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, necessary to the conduct of the business of the Acquired Companies;

“Company Owned Intellectual Property” means Intellectual Property owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

“Company Privacy Policy” means each external or internal, past or present, written privacy policy of any Acquired Company, including any written policy relating to: (A) the privacy of users of any Company Software; (B) the collection, use or disclosure of any Company User Data or Personal Data; and (C) any employee information;

“Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise);

“Company User Data” means any Personal Data collected by or on behalf of any Acquired Company from users of any Company Software;

“Copyrights” means all copyrights and other similar legal rights in works of authorship;

“Domain Names” means all rights in internet web sites and internet domain names;

“Intellectual Property” means collectively Patents, Trademarks, Domain Names, Copyrights and trade secret rights;

“Know-How” means confidential or proprietary information, know how, trade secrets, customer lists, technical information, data, processes, formulas, algorithms, methods, processes and technology;

“Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

“Patents” means all U.S. and non-U.S. patents, patent and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

“Permitted IP Encumbrance” means any matters of record, license, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Acquired Companies as currently conducted;

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person;

“Software” means computer software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

“Trademarks” means U.S., state and non-U.S. trade names, logos, trade dress, assumed business names, registered and unregistered trademarks, service marks and other similar designations of source or origin, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Affiliate Transactions No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened in writing (including by email) to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

Section 3.20 Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) each Government Contract (i) where the aggregate revenues during the calendar year ended December 31, 2020, was in excess of seventeen million dollars ($17,000,000) or (ii) that requires access to classified information, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Material Government Contract”) to which any Acquired Company is a party was legally awarded, is binding on the Company or the applicable Acquired Company, and is in full force and effect, (b) no such Material Government Contract or Government Contract Bid is currently the subject of bid or award protest proceedings, (c) the Acquired Companies are in compliance with the terms and conditions of each such Material Government Contract or Government Contract Bid, (d) since January 1, 2019, neither a Governmental Entity nor any prime contractor or subcontractor has notified any Acquired Company in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or Government Contract Bid, (e) since January 1, 2019, no Acquired Company has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation (“FAR”) 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) since January 1, 2019, no Acquired Company nor any of their respective “Principals” (as defined in FAR 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) since January 1, 2019, no Acquired Company, nor any of their respective directors or officers, nor to the knowledge of the Company, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of the Company, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of any of Acquired Company, in each case with respect to any Government Contract.

Section 3.21 Brokers. Except for Goldman Sachs & Co. LLC (“Goldman Sachs”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all engagement letters between the Company and Goldman Sachs relating to the transactions contemplated by this Agreement have been made available to Parent solely for informational purposes (subject to redaction of the fee structure contained therein).

Section 3.22 Takeover Statutes. No Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, Merger I, Merger II or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” shall mean any “moratorium,” “control Company Common Stock acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.23 Fairness Opinion. The Company Board has received the opinion of Goldman Sachs, dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock, pursuant to the Agreement is fair from a financial point of view to such holders, which opinion will be made available to Parent solely for informational purposes following execution of the Agreement.

Section 3.24 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article III are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of the Company, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article III, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries, are hereby expressly disclaimed. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article IV (in each case as qualified and limited by the Parent Disclosure Letter), (a) none of Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or its Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Company or its Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement or the transactions contemplated hereby, and (b) to the fullest extent permitted by law, none of Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or other obligation of any kind or nature to the Company or its Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Company or any of its Affiliates, stockholders or Representatives, or any other Person, or the use by the Company or any of its Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or any of its Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda or otherwise, in each case in anticipation or contemplation of the Mergers or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Article IV (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company or any of its Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND

MERGER SUB II

Except as (a) set forth in the Disclosure Letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) or (b) disclosed in the Parent SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any

“forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded), Parent, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power; Subsidiaries.

(a) Each of Parent, Merger Sub I and Merger Sub II (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and, if requested by the Company, the comparable charter and organizational documents of Merger Sub I and Merger Sub II, in each case as amended through the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent owned by Parent or another Affiliate of Parent are owned by Parent or such Affiliate free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws and Permitted Liens, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 140,000,000 shares of stock, consisting of 125,000,000 shares of Parent Common Stock and 15,000,000 shares of preferred stock with a par value of $0.01 per share (the “Parent Preferred Stock”). As of the close of business on December 31, 2020, there are:

(i) 36,953,460 shares of Parent Common Stock outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights;

(ii) no shares of Parent Preferred Stock issued or outstanding;

(iii) no shares of Parent Preferred Stock and 744,405 shares of Parent Common Stock were held by Parent as treasury shares;

(iv) 2,600,350 shares of Parent Common Stock reserved for future grants pursuant to the Parent Stock Plans;

(v) 1,820,877 shares of Parent Common Stock subject to outstanding Parent Stock Options at a weighted average exercise price of $170;

(vi) 13,991 shares of Parent Common Stock subject to outstanding Parent Restricted Stock Units (provided that, with respect to any Parent Restricted Stock Units that are subject to performance-based vesting conditions, such shares are measured at the maximum level of performance); and

(vii) 1,000,000 shares of Parent Common Stock reserved for issuance pursuant to the Parent ESPP.

(b) Section 4.2(b) of the Parent Disclosure Letter sets forth a true, correct and complete list of all equity plans pursuant to which Parent has granted Parent Restricted Shares, Parent Restricted Stock Units and Parent Stock Options (collectively, “Parent Stock Awards”).

(c) As of the date of this Agreement, except for the Parent Stock Awards referred to in Section 4.2(b) and the related award agreements or as otherwise set forth on Section 4.2(c) of the Parent Disclosure Letter, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than such Parent Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than such Parent Stock Awards); (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent; (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent; or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote.

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

Section 4.3 Authority.

(a) Each of Parent, Merger Sub I and Merger Sub II has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to (i) the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub I, (ii) the adoption of this Agreement by Parent in its capacity as sole member of Merger Sub II, and (iii) in the case of the Share Issuance, to the approval thereof by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Parent Charter (the “Parent Stockholder Approval”), to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II and the consummation by Parent, Merger Sub I and Merger Sub II of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub I and Merger Sub II, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to approve this Agreement or to consummate the Transactions other than the Parent Stockholder Approval, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub I and the adoption of this Agreement by Parent in its capacity as sole member of Merger Sub II. For the avoidance of doubt, no vote or other consent of stockholders of Parent shall be required to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to the Enforceability Limitations.

(b) The Parent’s Board of Directors (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, Merger I, Merger II, the Share Issuance and the other Transactions, (ii) determining that the terms of Merger I, Merger II, the Share Issuance and the other Transactions are advisable and in the best interests of Parent and its stockholders, and (iii) directing that the Share Issuance be submitted to the stockholders of the Parent for approval, (iv) recommending that the Parent’s stockholders approve the Share Issuance. The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of Parent required under applicable Law, Contract or otherwise to approve the Share Issuance.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II, and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Transactions, do not and will not (i) conflict with or violate the Parent Charter, the Parent Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, or acceleration of, any Contract that is material to the business of the Parent Companies, (iv) result in any breach or violation of any Parent Stock Plans (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii), (iv) and (v) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II, and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the Regulatory Laws set forth on Schedule 6.1(c), (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the NYSE, (v) the filing with the Secretary of State of the State of Delaware of Certificate of Merger I and Certificate of Merger II, in each case as required by the DGCL of the LLC Act and (vi) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2019 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed or furnished prior to the date hereof, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed or furnished prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of Parent is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated (and except that the unaudited financial statements may not contain all footnotes and are subject to normal and recurring year-end adjustments).

(c) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2019, Parent has not identified any significant deficiency or material weakness in the design or operation of its internal control over financial reporting or fraud, whether or not material, that involved management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Since January 1, 2019, (i) the Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and (ii) the statements contained in such certifications are accurate.

(e) Since January 1, 2019, (i) no Parent Company has, nor, to the knowledge of Parent, any director, officer or employee of any of the Parent Companies or the independent registered public accounting firm of Parent, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in unlawful accounting or auditing practices and (ii) no attorney representing any of the Parent Companies has reported evidence of a material violation of the securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC documents and, to the knowledge of Parent, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquires or investigations or other governmental inquires or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Parent Companies.

Section 4.6 No Undisclosed Liabilities. No Parent Company has any liabilities or obligations required under GAAP to be recorded on the balance sheet of such Parent Company, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as at September 30, 2020 (or the notes thereto), (b) incurred in the ordinary course of business since September 30, 2020 consistent with past practice and consistent in nature and amount with those set forth on Parent’s consolidated balance sheet as at September 30, 2020, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders and the date it is first mailed to Parent’s stockholders or at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

Section 4.8 Absence of Certain Changes or Events. Since September 30, 2020 to the date of this Agreement, (a) the businesses of the Parent Companies have been conducted in the ordinary course of business in all material respects, and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.9 Legal Proceedings. As of the date of this Agreement, (i) there is no Action pending or, to the knowledge of Parent, threatened against the Parent Companies, any of the Parent Companies’ properties or assets that individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, and (ii) none of the Parent Companies, nor any of its properties or assets is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10 Compliance with Laws; Permits.

(a) The Parent Companies are in, and at all times since January 1, 2017, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2017, none of the Parent Companies has received any written communication from a Governmental Entity that alleges that any Parent Company is not in compliance with any material Law, except for such noncompliance, individually or in the aggregate, that has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Parent Companies, taken as a whole, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, would have or would reasonably be expected to have a Parent Material Adverse Effect.

(d) The Parent Companies have in effect all material Permits necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. All material Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, except as, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Parent Companies, taken as a whole, each employee of any of the Parent Companies has in effect all material Permits necessary for such employee to carry on the business of the Parent Companies as now conducted by such employee.

Section 4.11 Benefit Plans.

(a) For purposes of this Agreement, “Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, material fringe benefit, flexible spending account, written consulting or written employment plan, policy, program or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, (ii) to which any Parent Company is a party or (iii) under which any of the Parent Companies has any current or future liability (including contingent liability).

(b) With respect to the Parent Plans:

(i) each Parent Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Parent Material Adverse Effect;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and, to the knowledge of Parent, nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Parent Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to any of the Parent Plans or to the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Parent Material Adverse Effect; and

(iv) each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is substantially funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions except as would not, in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) No Parent Company nor any of its current or former Parent ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

Section 4.12 Labor Matters. No Parent Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2019, there has been no: (i) to the knowledge of Parent, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Parent Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including WARN, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of Parent, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Parent Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health

Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees.

Section 4.13 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Parent Company for the periods covered thereby.

(b) The Parent Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which a Parent Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Parent Company have been paid in full or otherwise finally resolved.

(f) No Parent Company has waived in writing any statute of limitations with respect to a material amount of Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Parent Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Parent Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Parent Companies).

(i) No Parent Company has any liability for Taxes of any other Person (other than another Parent Company) (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is Parent, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

(k) No Parent Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l) No Parent Company has taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent (i) Merger I and Merger II, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code or (ii) Company’s tax counsel from delivering the opinion described in Section 6.3(d).

Section 4.14 Ownership of Parent Shares. Neither Parent nor Merger Sub I or Merger Sub II nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL.

Section 4.15 Ownership and Operations of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly all of the outstanding membership interests of Merger Sub II.

Section 4.16 Sufficiency of Funds; Financing. Subject to the terms and conditions in the Commitment Letter (defined below), the aggregate proceeds of the Debt Financing (as defined below), together with cash on hand, are in an aggregate amount sufficient to pay all obligations of Parent, Merger Sub I and Merger Sub II under this Agreement including all amounts due under Article II and all out of pocket expenses of Parent, Merger Sub I, Merger Sub II and the Surviving Corporation arising from the consummation of the transactions contemplated under this Agreement. Parent has delivered to the Company true and complete copies of (i) an executed commitment letter, from the Debt Financing Sources (such commitment letter or any replacement commitment letter or letters as contemplated by Section 5.18(c) together with any Fee Letter, collectively, the “Commitment Letter”) pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions therein, to provide the debt financing for the Mergers and the other transactions contemplated by this Agreement (the debt financing pursuant to the Commitment Letter or otherwise shall be referred to herein as the “Debt Financing”), and (ii) any fee letter or letters associated with the Commitment Letter (collectively, the “Fee Letter”), provided, however, that the fees and other commercially sensitive information in any fee letter (including provisions in such fee letter related solely to fees, “flex terms” and economic terms, in each case that do not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the financing available to pay the amounts described in the first sentence of this Section 4.16) may have been redacted. As of the date of this Agreement, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent, and, to the knowledge of Parent, each of the other parties thereto, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity. The Commitment Letter has not been amended or modified on or prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated by Parent, and as of the date of this Agreement, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or, to the knowledge of Parent, any of the other parties thereto, under the Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated in the Commitment Letter will not be satisfied or that the Debt Financing will not be made available to Parent on the Closing Date. There are no side letters or other contracts directly related to the Debt Financing to which Parent or any of its Subsidiaries is a party other than the Commitment Letter and the Fee Letter and any related customary commitment letters, engagement letters and confidentiality agreements. There are no conditions precedent or other contractual contingencies between Parent and any other party to the Commitment Letter related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date of this Agreement pursuant to the terms of the Commitment Letter and the Fee Letter. The obligations of Parent, Merger Sub I and Merger Sub II under this Agreement are not contingent on the availability of the Debt Financing.

Section 4.17 Brokers. Except for Evercore Group L.L.C. (“Evercore”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

Section 4.18 Fairness Opinion. The Parent Board has received the opinion of Evercore, to the effect that, as of the date of such opinion and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Evercore as set forth in such opinion, the Merger Consideration to be paid to the holders of the Company Common Stock by Parent, is fair, from a financial point of view, to Parent, which opinion will be made available to the Company solely for informational purposes.

Section 4.19 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Article IV are and shall constitute the sole and exclusive representations and warranties made with respect to Parent and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of Parent, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article IV, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries, are hereby expressly disclaimed. Parent, Merger Sub I and Merger Sub II hereby acknowledge and agree that, except for the representations and warranties set forth in Article III (in each case as qualified and limited by the Company Disclosure Letter), (a) none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement or the transactions contemplated hereby, and (b) to the fullest extent permitted by law, none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or other obligation of any kind or nature to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, or the use by the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda or otherwise, in each case in anticipation or contemplation of the Mergers or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of the Company set forth in Article III (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except (A) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or (C) as may be required by Law, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in all material respects in the ordinary course, and (y) shall not, and shall not permit any other Acquired Company to, do any of the following:

(i) amend or permit the adoption of any amendment to the charter or bylaws (or comparable organizational documents) of the Company or any Acquired Company other than in connection with internal reorganizations of Acquired Companies (other than the Company);

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) except for the grants of Company RSUs to directors of the Company and to employees of the Acquired Companies, as described in Section 5.1 of the Company Disclosure Letter, issue, grant or sell any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents, (D) any equity or equity-based compensation awards under any Company Stock Plan or similar plan, policy, program, practice, arrangement or agreement or (E) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of shares of Company Common Stock upon the exercise of Company Options or the settlement of Company Restricted Stock Units, in each case, outstanding as of the date hereof or permitted to be granted under this Agreement and in accordance with their terms under the Company Stock Plans as of the date of this Agreement or pursuant to the terms of the Company ESPP in effect immediately prior to the date of this Agreement;

(iv) except as set forth in Section 5.1 of the Company Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) two quarterly cash dividends on Company Common Stock in an amount not to exceed $0.17 per share of Company Common Stock with record and payment dates in accordance with the Company’s dividend policy and consistent with past practice and (B) any dividend or distribution by a Subsidiary of the Company to the Company or to another Subsidiary of the Company;

(v) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course;

(vi) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercise, settlement or similar transactions (including withholding of Taxes) pursuant to the exercise of Company Options, the settlement of Company Restricted Stock Units or the vesting of or elections under Code Section 83(b) relating to restricted shares of Company Common Stock outstanding as of the date hereof or permitted to be granted in accordance with this Section 5.1), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(vii) make or agree to make any new capital commitments or capital expenditures other than capital commitments or capital expenditures that are not in excess of fifteen million dollars ($15,000,000) in the aggregate in any calendar quarter;

(viii) (A) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) from a third party any corporation, partnership or other business organization or division thereof or a material portion of the assets thereof, or (B) sell, (whether by merger, consolidation or sale of equity interests or assets or otherwise) to a third party any Acquired Company or any business line or material assets of the Company and its Subsidiaries;

(ix) enter into any joint venture or partnership material to the Acquired Companies, taken as a whole;

(x) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xi) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, or amend, modify or refinance any such indebtedness (in each case of clause (A), other than (1) trade payables, documentary and standby letters of credit, guarantees and surety bonds in respect of Contracts in the ordinary course of business consistent with past practice, (2) otherwise pursuant to existing credit facilities in the ordinary course to fund working capital, capital expenditures, normal operations and any dividends permitted under this Agreement, or (3) as otherwise set forth on Section 5.1 of the Company Disclosure Letter, or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than any other Acquired Company or certain advances or draws in the ordinary course of business consistent with past practice to employees of the Acquired Companies, as described in greater detail in Section 5.1 of the Company Disclosure Letter);

(xii) except to the extent required by applicable Law or the terms of any Company Plan, and except as expressly contemplated or permitted by this Agreement or as otherwise set forth in Section 5.1 of the Company Disclosure Letter, (A) change the compensation or benefits of any current or former officer, director, or senior executive of any of the Acquired Companies in any material respect other than in the ordinary course, (B) establish, enter into, materially amend, terminate or adopt any material Company Plan (or any plan, program, practice, policy, agreement or arrangement that would be a material Company Plan if in effect as of the date hereof), or (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by this Agreement;

(xiii) (A) implement or adopt any material change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, or as required by Regulation S-X of the Exchange Act or any Governmental Entities or quasi-Governmental Entities (including the Financial Accounting Standards Board or any similar organization), (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

(xiv) (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law and in the ordinary course of business consistent with past practice, (1) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (2) file any material amended Tax Return, or (3) settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund, in each case of this clause (3), other than with respect to such matters that do not exceed seven million dollars ($7,000,000);

(xv) commence or settle, compromise or otherwise voluntarily resolve any material Action other than (A) in the ordinary course of business, (B) any Action that would not result in liability to the Acquired

Companies taken as a whole (x) in excess of the amount reserved therefor or reflected on the balance sheet of the Company as of September 30, 2020 or (y) if not reserved on the balance sheet of the Company as of September 30, 2020, is not in an amount in excess of one million dollars ($1,000,000) and (C) any Action that (1) involves any injunction or material non-monetary relief on any of the Acquired Companies, (2) does not provide for a complete release of the Acquired Companies of all claims or (3) provides for any admission of criminal liability by any of the Acquired Companies;

(xvi) other than in the ordinary course, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material Company Intellectual Property to any third party;

(xvii) transfer, sell or exclusively license material Company Intellectual Property to any third party;

(xviii) without first providing reasonable advance notice thereof to, and consulting with, Parent to the extent permitted by applicable Law: (A) enter into, amend, renew or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement (other than any (x) customer Contract which is entered into in the ordinary course of business consistent with past practice or (y) Contract that can be terminated by any Acquired Company without liability to the Acquired Company on thirty (30) days’ prior written notice); (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement; or (C) fail to enforce its material rights under any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement;

(xix) enter into any non-compete or similar Contract that would materially impair the conduct of business of the Acquired Companies in any jurisdiction;

(xx) effectuate a “plant closing” or “mass layoff,” as those terms are defined under WARN;

(xxi) enter into any material new line of business;

(xxii) other than in the ordinary course of business, enter into, materially amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

(xxiii) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

(xxiv) agree to, authorize or enter into any Contract obligating it to take any of the actions described in the foregoing clauses (i) through (xix).

Section 5.2 Conduct of Business of Parent, Merger Sub I and Merger Sub II.

(a) Except (A) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for matters set forth in Section 5.2 of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement or (C) as may be required by Law, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, (x) Parent shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in all material respects in the ordinary course, and (y) shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend or permit the adoption of any amendment to the Parent Charter;

(ii) amend or permit the adoption of any amendment to the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock whose shares may be converted into

Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iv) adjust, split or combine, any shares of Parent’s capital stock or other equity interests, or reclassify, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Parent’s capital stock or other securities or the capital stock or other securities of a Subsidiary of Parent;

(v) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, or (B) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Parent, other than the Share Issuance or the issuance of Parent Common Stock or awards exercisable for or convertible into Parent Common Stock, in each case, pursuant to a Parent Stock Plan or the Parent ESPP; or

(vi) agree to, authorize or enter into any Contract obligating it to take any of the actions described in clauses (i) through (v) above.

(b) During the period from the date of this Agreement to the Effective Time, each of Merger Sub I and Merger Sub II shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.3 Company Acquisition Proposals.

(a) The Company shall, and shall instruct and shall use its reasonable best efforts to cause its Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal other than the Transactions and (ii) request the prompt return or destruction, to the extent required by any confidentiality agreement of the Company, of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates is a party with respect to any Company Acquisition Proposal; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as permitted under this Agreement (including Section 5.3(c), Section 5.3(e) and Section 5.3(g)), the Company shall not, and shall use its reasonable best efforts to cause its Representatives and other Acquired Companies not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries, proposals or offers constituting or that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives) in response to a Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Agreement (including this Section 5.3), if at any time prior to obtaining the Company Stockholder Approval, the Company receives an unsolicited bona fide written Company Acquisition Proposal, (i) the Company may contact the Person who has made such Company Acquisition Proposal (that did not result from a breach by the Company of this Section 5.3) in order to clarify the terms of such Company Acquisition Proposal (and not to negotiate or engage in any discussions relating to the material terms thereof) so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, and (ii) if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes, or would be reasonably likely to constitute or lead to, a Company Superior Proposal, the Company may (A) make available information (including non-public information) with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided, however, that the Company shall, substantially concurrently with, provide to Parent copies of any material non-public information made available to such Person that has not been previously provided or made available to Parent; and (B) participate in discussions or negotiations with such Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in writing following the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person prior to obtaining the Company Stockholder Approval. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status of, or other material changes in, any such Company Acquisition Proposal, including any amendments to material terms.

(d) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise permitted by this Agreement (including Section 5.3(e), Section 5.3(f) or Section 5.3(g)), neither the Company Board nor any committee thereof shall (i) withdraw, qualify, or modify, in each case in a manner adverse to Parent, the Company Recommendation (a “Company Adverse Recommendation Change”), or (ii) adopt, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal.

(e) Notwithstanding anything to the contrary in this Agreement (including this Section 5.3), if prior to obtaining the Company Stockholder Approval, (i) the Company receives an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach by the Company of this Section 5.3 and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes a Company Superior Proposal, then, the Company may make a Company Adverse Recommendation Change and may terminate this Agreement pursuant to Section 7.1(d)(ii) (including payment of the Company Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal.

(f) The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) informing Parent that the Company has determined that a Company Acquisition Proposal constitutes a Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing a copy of the draft agreement intended to effect such Company Superior Proposal, (ii) for the four (4) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), permitted Parent to make counteroffers or proposals, including to amend the terms and conditions of this Agreement (to the extent Parent wishes to do so), and (iii) after complying with clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors and taking into account any such counteroffer or proposed amendment to the terms and conditions of this Agreement) that such Company Acquisition Proposal remains a Company Superior Proposal; provided, however, that if during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal (except that the “four (4) Business Day” period referred to in clause (ii) of this proviso shall instead be a two (2) Business Day period).

(g) Other than in connection with circumstances involving or relating to a Company Acquisition Proposal (which shall be subject to Section 5.3(e) and Section 5.3(f) and shall not be subject to this Section 5.3(g)), prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change, in response to a Company Intervening Event if (i) the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has first notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.3(g), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(g), the Company shall have permitted Parent to make proposals to amend the terms and conditions of this Agreement (to the extent Parent wishes to do so) so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law; and (iv) no earlier than the end of such four (4) Business Day-period, the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(h) Nothing contained in this Section 5.3 shall prohibit the Company Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act, or from issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its positions thereunder, or (B) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to do so would be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to approve, endorse or recommend any Company Acquisition Proposal, unless, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e) or Section 5.3(g); provided, further that any such disclosure (other than a “stop, look and listen” or similar communication of the type communicated by Rule 14d-9(f) under the Exchange Act) that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless (i) the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board, without disclosing any Company Adverse Recommendation Change, or (ii) the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within ten (10) Business Days after any such disclosure.

(i) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, neither the Parent Board nor any committee thereof shall withdraw, qualify, or modify, in each case in a manner adverse to the Company, the Parent Recommendation (a “Parent Adverse Recommendation Change”); provided that prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Adverse Recommendation Change, in response (x) to a Parent Intervening Event, or (y) an unsolicited Parent Acquisition Proposal (where Parent did not, directly or indirectly, solicit, initiate, or encourage the making, submission or announcement of such Parent Acquisition Proposal) if (i) the Parent Board determines in good faith (after consultation with Parent’s outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has first notified the Company in writing that it intends to effect such Parent Adverse Recommendation Change pursuant to this Section 5.3(i), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(i), Parent shall have permitted the Company to make proposals to amend the terms and conditions of this Agreement (to the extent the Company wishes to do so) so that the failure to take such action would no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law; and (iv) no earlier than the end of such four (4) Business Day-period, the Parent Board shall have determined in good faith (after consultation with Parent’s outside counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law. Nothing contained in this Section 5.3(i) shall prohibit the Parent Board from making any disclosure to its stockholders if the Parent Board determines in good faith (after consultation with the Parent’s outside counsel) that the failure to do so would be inconsistent with the Parent Board’s fiduciary duties to the stockholders of the Parent under applicable Law; provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Parent Board, without disclosing any Parent Adverse Recommendation Change.

(j) For purposes of this Agreement:

(i) “Company Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that a Company Acceptable Confidentiality Agreement shall not be required to contain any standstill or similar provisions or otherwise prohibit the making or amendment of any Company Acquisition Proposal and does not restrict in any material respect the Company and its Representatives from complying with its disclosure obligations under this Agreement.

(ii) “Company Acquisition Proposal” shall mean a proposal or offer from any Person other than Parent providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, fifteen percent (15%) or more of the voting power or equity of the Company, (B) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of the Company representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Acquired Companies, taken as a whole, (C) issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of the Company, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of the Company of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%)or more of the outstanding shares of Company Common Stock or (E) any combination of the foregoing (in each case, other than Merger I and Merger II).

(iii) “Company Superior Proposal” means any Company Acquisition Proposal on terms which, in the good faith determination of the Company Board (after consultation with the Company’s financial advisor and outside legal counsel), are more favorable, taken as a whole, from a financial point of view to the stockholders of the Company than the Transactions; provided, that for purposes of this definition, references to “fifteen percent (15%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”.

Section 5.4 Preparation of the Form S-4 and Joint Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement and (ii) Parent shall prepare, provide the Company with a reasonable opportunity to review and comment on (and consider the Company’s comments in good faith) and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the offer of the Parent

Common Stock to be issued in Merger I. Each of Parent and the Company shall use reasonable best efforts (i) to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, (ii) prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Common Stock issuable in connection with Merger I and (iii) to keep the Form S-4 effective as long as necessary to consummate Merger I and Merger II. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will notify the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with Merger I for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication received from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be prepared promptly and, after the other party has had a reasonable opportunity to review and comment thereon, shall be filed promptly with the SEC, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. Each of Parent and the Company shall cause the Joint Proxy Statement to be mailed to the respective stockholders of Parent and the Company, as applicable, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Section 5.4(a), nothing in this Section 5.4(a) shall prohibit the Company or Parent from making any filing of any Quarterly Report on Form 10-Q, Annual Report on Form 10-K or Current Report on Form 8-K required pursuant to the Exchange Act.

(b) The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval. Subject to Section 5.3(e), Section 5.3(f) and Section 5.3(g), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including Merger I (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not make a Company Adverse Recommendation Change. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain the Company Stockholder Approval at the Company Stockholder Meeting, or (3) to the extent required by applicable Law, or (B) with the written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1.

(c) Parent shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of seeking the Parent Stockholder Approval. Subject to Section 5.3(i), Parent shall, through the Parent Board, recommend that its stockholders approve the Share Issuance (the “Parent Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval and (iii) the Parent Board shall not make a Parent Adverse Recommendation Change. Parent shall have the right to postpone or adjourn the Parent Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time Parent has not received a number of proxies that it reasonably believes sufficient to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting, or (3) to the extent required by applicable Law, or (B) with the written consent of the Company.

Section 5.5 Access to Information; Confidentiality.

(a) Solely for the purposes of furthering the Mergers or for integration planning related thereto, and subject to contractual and legal restrictions applicable to the Company or any of its Subsidiaries, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the Representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of the Company’s properties, books, contracts, personnel and records; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies. This Section 5.5(a) shall not require any Acquired Company or allow Parent to perform invasive testing or evaluation (including any Phase II environmental testing) or permit any access, or to disclose any information, that in the reasonable judgment of the Company would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of such Acquired Company’s obligations with respect to confidentiality if such Acquired Company shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client or other legal privilege with respect to such information or (iii) the disclosure of competitively sensitive information in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive (including any Government Contract or Government Bid). If any material is withheld by such Acquired Company pursuant to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5(a) shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated December 14, 2020, between the Company and Parent (the “Confidentiality Agreement”).

(b) Solely for the purposes of furthering the Mergers or for integration planning related thereto, and subject to contractual and legal restrictions applicable to Parent or any of its Subsidiaries, Parent shall, and shall cause its Subsidiaries to, afford to the Company and its Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of Parent’s properties, books, contracts, personnel and records; provided, however, that such access does not unreasonably disrupt the normal operations of the Parent or its Subsidiaries. This Section 5.5(b) shall not require Parent or allow any Acquired Company to perform invasive testing or evaluation (including any Phase II environmental testing) or permit any access, or to disclose any information, that in the reasonable judgment of Parent would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of Parent’s obligations with respect to confidentiality if Parent shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client or other legal privilege with respect to such information or (iii) the disclosure of competitively sensitive information in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive (including any Government Contract or Government Bid). If any material is withheld by Parent pursuant to the preceding sentence, Parent shall inform the Company as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5(b) shall be subject to the Confidentiality Agreement.

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. Notwithstanding the foregoing, but subject to the provisions of the following sentences, nothing in this Agreement shall require Parent, Merger Sub I or Merger Sub II to, and no Acquired Company shall, without the prior written consent of Parent, agree to any material modification to or material accommodation under any Contract or pay any material fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within twenty (20) Business Days from the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act, (ii) if required, appropriate filings under any Regulatory Law as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices. Subject to applicable Law, and except as required by any Governmental Entity, neither Parent nor the Company shall agree to extend any waiting period under the HSR Act or any other Regulatory Law without the prior written consent of the other party. Parent shall pay the filing fee for the Notification and Report Forms filed under the HSR Act and any other filings required pursuant to this Section 5.6(a).

(b) Without limiting Section 5.6(a), Parent agrees to, and will cause its Affiliates to, take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Regulatory Law or trade regulation law that may be asserted by any Governmental Entity or any other Person with respect to the Transactions contemplated by this Agreement and to obtain all consents, approvals, and waivers under any Regulatory Law that may be required by any Governmental Entity to enable the parties to close the Transactions as promptly as reasonably practicable, including, (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Parent or its Subsidiaries or Affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations of Parent or its Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, or (iv) otherwise taking or committing to take any other action that would limit Parent or its Subsidiaries or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; provided that Parent is not obligated to take any action contemplated in clause (i) through (iv) unless such action is conditioned upon the closing of the Transactions.

(c) In addition, if any action or proceeding is instituted (or threatened) challenging the Transactions as violating any Regulatory Law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, Parent and its Affiliates and Subsidiaries shall take any and all actions to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Transaction.

(d) Each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.6(a), Section 5.6(b) and Section 5.6(c) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Regulatory Law and to make any other necessary, proper, or advisable registrations, filings and notices, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) promptly notify the other party of any substantive communication made or received by Parent or the Company, as the case may be, from any Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions (iii) subject to applicable Law, permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or party, and (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend or participate. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.6(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel to comply with this Section 5.6(d).

(e) During the period from the date of this Agreement until the Effective Time, except as required by this Agreement, Parent and its Affiliates shall not, without the prior written consent of the Company, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Parent or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to consummate the transactions contemplated hereby prior to the Outside Date. Without limiting the generality of the foregoing, none of Parent or its Affiliates shall, and shall not cause any Person to, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining approval under any Regulatory Law or the expiration or termination of any waiting period in connection with applicable Regulatory Law; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Mergers or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or materially delay receipt of any applicable Regulatory Law approval.

(f) During the period from the date of this Agreement until the Effective Time, except as required by this Agreement, the Company and its Affiliates shall not, without the prior written consent of Parent, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by the Company or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby prior to the Outside Date. Without limiting the generality of the foregoing, none of the Company or its Affiliates shall, and shall not cause any Person to, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining approval under any Regulatory Law or the expiration or termination of any waiting period in connection with applicable Regulatory Law; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Mergers or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or materially delay receipt of any applicable Regulatory Law approval.

(g) Notwithstanding anything in this Section 5.6 to the contrary, Parent and its Affiliates shall not be required to propose, negotiate or commit to sell, divest, exclusively license, hold separate, or otherwise dispose of, accept any material operational restrictions or take or commit to take any actions (including supply and other commercial arrangements) which restrictions or actions would limit Parent’s or any of its Subsidiaries’ freedom of action with respect to, assets, licenses, product lines, operations or businesses of Parent or the Acquired

Companies that, individually or in the aggregate, generated total annual revenues in excess of one-hundred and fifty million dollars ($150,000,000) (taking into account intra-company sales) in the Company’s or Parent’s, as applicable, fiscal year 2020.

Section 5.7 Employee Matters.

(a) During the period beginning at the Effective Time and ending twelve (12) months later (the “Continuation Period”), Parent shall, or shall cause a Subsidiary of Parent to, provide to each employee of the Acquired Companies who is employed immediately prior to the Effective Time (each, a “Continuing Employee”), for so long as such Continuing Employee remains in the employment of Parent and its Subsidiaries during the Continuation Period, (i) compensation (such term to include salary or base rate of compensation, annual cash bonus opportunities and commissions) that is in the aggregate, no less favorable than the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, severance and nonqualified deferred compensation) being provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) benefits that are in the aggregate, no less favorable than the benefits (excluding any defined benefit pension plans or retiree medical benefits) being provided by the Company or its Subsidiaries to Continuing Employees immediately prior to the Effective Time (except that with respect to defined contribution plans and employee stock purchase plans, such benefits will be no less favorable than the benefits being provided by Parent to similarly situated employees of Parent or its Subsidiaries), and (iii) severance benefits that are no less favorable than those in effect with respect to such Continuing Employee as of the date hereof.

(b) Following the Effective Time, Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts so that each Continuing Employee is provided full credit for prior service with the Acquired Companies to the extent such service would be recognized if it had been performed as an employee of Parent or any of its Subsidiaries for purposes of (i) eligibility and vesting under any Parent Employee Plans but not for benefit accrual purposes of any of the Parent Employee Plans, or for purposes of determining retirement eligibility under any equity or equity based award granted in connection with the Transactions; provided that such crediting is permitted under the terms of such plans (including, without limitation the Parent Employee Stock Purchase Plan (the Stock Advantage Plan)), and applicable law and does not result in duplication of benefits, and (ii) unless covered under another arrangement with or of Parent, the Surviving Corporation or the Surviving Company, determination of benefit levels under any Parent Employee Plan or policy of general application in each case relating to paid time off or severance, in either case, for which the Continuing Employees are otherwise eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. For purposes of this Agreement, the term “Parent Employee Plan” means any employee benefit plan that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, including, without limitation, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or “employee welfare benefit plan” (as defined in Section 3(1) of ERISA). The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(b).

(c) Without limiting the foregoing, if the Continuing Employees participate in any Parent Employee Plan that provides medical, dental, vision or prescription drug benefits, Parent shall use commercially reasonable efforts (or shall use commercially reasonable efforts to cause one of its Affiliates, including, following the Closing, the Company) to (i) cause there to be waived any pre-existing condition, actively at work, waiting period and similar requirements and (ii) cause the Parent Employee Plans to honor any expenses incurred by the Continuing Employees and their eligible dependents under any corresponding Company Plan during the portion of the calendar year up to the date that coverage under a Company Plan is replaced with coverage under such Parent Employee Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(c).

(d) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the Closing Date (and contingent upon the Closing), any Company Plan set forth on Section 5.7(d) of the Company Disclosure Letter effective as of the date set forth therein, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least thirty (30) days before the Effective Time. Unless Parent so provides such notice to the Company, the Company shall deliver to Parent, prior to the Closing, evidence that the Company Board has validly adopted resolutions to terminate such scheduled Company Plans on Section 5.7(c) of the Company Disclosure Letter (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), and taken all other actions necessary to terminate such Company Plans scheduled on Section 5.7(d) of the Company Disclosure Letter, effective no later than the date immediately preceding the Closing Date.

(e) The Company shall provide prompt written notice to Parent of any employee of any Acquired Company with annual base compensation greater than two-hundred seventy-five thousand dollars ($275,000) who delivers written notice to any Acquired Company at any time between the date of this Agreement and the Effective Time that he or she intends to resign or retire as a result of or in connection with the Transactions.

(f) Nothing contained herein shall be construed as requiring, Parent or any of its Affiliates (including the Surviving Company) to continue any specific employee benefit plans, or to continue the employment of any specific Person for any period of time. The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to, on or following the Effective Time, (ii) impede or limit Parent, the Surviving Corporation, the Surviving Company or any of their respective Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors, or independent contractors of any of the Acquired Companies, or on or after the Effective Time, the Surviving Corporation, the Surviving Company or any of their respective Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 5.7.

Section 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of (a) any written communication received from any Person alleging that the consent of such Person is or may be required in connection with the Transactions or (b) from any Governmental Entity in connection with this Agreement or the Transactions. The delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) For a period of six (6) years from and after the Effective Date, each of Parent and the Surviving Company shall (jointly and severally), to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time. For a period of six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the charter and bylaws (or equivalent organizational documents) of any Acquired Company as in effect immediately prior to the Effective Time with respect to acts or omissions occurring, or alleged to have occurred, prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b) The Company shall obtain, at or prior to the Effective Time, and Parent shall cooperate with the Company in connection with the Company obtaining, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies and fiduciary liability insurance policy or policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (collectively, the “Continuing D&O Insurance”) that are no less favorable to the insureds (including as to terms, coverages, conditions, retentions and limits of liability) to the Company’s existing policy or, if substantially similar insurance coverage is unavailable, the best available coverage, and Parent shall cause the Surviving Company to maintain such policies in full force and effect for the full term of six (6) years and cause all obligations thereunder to be honored by the Surviving Company; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of three hundred fifty percent (350%) of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If the Company for any reason fails to obtain such Continuing D&O Insurance at or prior to the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Company to maintain in effect the then-current policies of directors’ and officers’ insurance and indemnification and fiduciary liability insurance policies maintained by the Company with respect to acts, omissions or events occurring prior to the Effective Time; provided, that after the Effective Time, Parent shall not be required to pay annual premiums for such directors’ and officers’ insurance and indemnification policies in excess of an aggregate amount of three hundred fifty percent (350%) of the last annual premiums paid by the Company prior to the date of this Agreement for its existing directors’ and officers’ insurance and indemnification policies and annual premiums for such fiduciary liability insurance in excess of an aggregate amount of three hundred fifty percent (350%) of the last annual premiums paid by the Company prior to the date of this Agreement for its existing fiduciary liability insurance policies, but in each such case shall purchase as much coverage as reasonably practicable for each such respective three hundred fifty percent (350%) aggregate amount.

(c) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.9.

(d) The rights of each Indemnified Party under this Section 5.9 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. The provisions of this Section 5.9 and the rights provided hereby shall survive consummation of Merger I and Merger II and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such reasonable steps as may be required or appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Anti-Takeover Statutes. No party shall take any action that would cause this Agreement, Merger I, Merger II or any of the other Transactions to be subject to requirements imposed by any Takeover

Law. If any Takeover Law is or may become applicable to this Agreement (including Merger I, Merger II and the other Transactions), each of the Company, Parent, Merger Sub I and Merger Sub II and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Stockholder Litigation.

(a) The Company shall promptly notify Parent in writing of any Action commenced after the date of this Agreement against the Company or any of its directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the Transactions (including any class action or derivative litigation, but excluding any demand for appraisal rights, which shall be governed exclusively by Section 2.1(e) and shall keep Parent reasonably informed regarding the status of any such stockholder Action. The Company shall give Parent the opportunity to participate, at Parent’s sole expense, in the defense or settlement of any such stockholder Action, shall give due consideration to Parent’s advice with respect to such stockholder Action and shall not settle or offer to settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not give Parent or Merger Subs any right to direct the defense of any such stockholder Action against the Company.

(b) Parent shall promptly notify the Company in writing of any Action commenced after the date of this Agreement against Parent, Merger Sub I, Merger Sub II or any of their respective directors or officers by any stockholder of Parent arising out of or relating to this Agreement or the Transactions (including any class action or derivative litigation) and shall keep the Company reasonably informed regarding the status of any such stockholder Action. Parent, Merger Sub I and Merger Sub II shall give the Company the opportunity to participate, at the Company’s sole expense, in the defense or settlement of any such stockholder Action, shall give due consideration to the Company’s advice with respect to such stockholder Action and shall not settle or offer to settle any such Action without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not give the Parent any right to direct the defense of any such stockholder Action against Parent, Merger Sub I and Merger Sub II.

Section 5.14 Public Announcements. The initial joint press release issued by Parent and the Company concerning this Agreement and the Transactions shall be in a form agreed to by Parent and the Company, and thereafter, Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to Merger I, Merger II and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process, by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change; provided, however that nothing in this Section 5.14 shall relieve the Company or Parent of their respective obligations under Section 5.3 with respect to any Company Acquisition Proposal, Company Adverse Recommendation Change or Parent Adverse Recommendation or any other proposal contemplated by Section 5.3.

Section 5.15 Transfer Taxes. Except as provided for in Section 2.5, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company, the Surviving Corporation or the Surviving Company or incurred in connection with this Agreement or any of the Transactions shall be paid by either the Company or the Surviving Company.

The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.16 Stock Exchange Listing and Delisting.

(a) Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in Merger I and under the Company Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Each of Parent and the Company agree to cooperate with the other party and use reasonable best efforts in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration of the shares of Company Common Stock under the Exchange Act; provided that such delisting and termination shall not be effective until the Effective Time.

Section 5.17 Tax Treatment.

(a) Parent, the Company, Merger Sub I and Merger Sub II intend that Merger I and Merger II, taken together, be treated, and each of them shall use its reasonable best efforts to cause Merger I and Merger II, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with each share of Company Common Stock converted in such merger into the right to receive the Per Share Cash Consideration and the Per Share Stock Consideration, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law.

(b) None of Parent, the Company, Merger Sub I or Merger Sub II shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Agreement) that would prevent Merger I and Merger II, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code.

(c) In connection with any opinion of counsel required to be delivered in connection with the statements made in the Form S-4 and the Joint Proxy Statement regarding the treatment of Merger I and Merger II, taken together, as a “reorganization” under Section 368(a) of the Code, Parent, the Company, Merger Sub I and Merger Sub II shall provide customary representations and tax certificates to counsel for Parent and counsel for the Company. The parties shall use reasonable best efforts to cause the delivery of the opinions of counsel referred to in Section 6.3(d) including by providing customary representations and tax certificates.

(d) If there is a determination within the meaning of Section 1313(a) of the Code that Merger I and Merger II, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Parent, the Company, Merger Sub I and Merger Sub II shall take the position for federal income tax purposes that Merger I was a qualified stock purchase within the meaning of Section 338 of the Code and Merger II qualified as a liquidation described in Section 332 of the Code.

(e) Parent, the Company, Merger Sub I and Merger Sub II hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

Section 5.18 Financing.

(a) Parent, Merger Sub I and Merger Sub II shall, and shall use reasonable best efforts to cause their Representatives and Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions set forth in the Commitment Letter (including the market flex provisions set forth in any Fee Letter) as promptly as practicable after the date hereof, including using reasonable best efforts to (i) maintain in effect and comply with the Commitment Letter until Merger I, Merger II and the other Transactions are consummated, (ii) timely negotiate and enter into definitive agreements with respect to the Debt

Financing (the “Debt Financing Documents”) on the terms and conditions set forth in the Commitment Letter (and the market flex provisions set forth in any Fee Letter) so that the Debt Financing Documents are in effect as promptly as practicable but in any event no later than the Closing, (iii) satisfy or cause to be waived on a timely basis all conditions applicable to Parent, Merger Sub I and Merger Sub II, their Representatives and their Affiliate set forth in the Commitment Letter or such definitive agreements and otherwise comply with their obligations thereunder; (iv) enforce Parent’s, Merger Sub I’s and Merger Sub II’s rights under the Commitment Letter and the Debt Financing Documents, (v) comply with Parent’s, Merger Sub I’s and Merger Sub II’s covenants and other obligations under the Commitment Letter and the Debt Financing Documents, (vii) fully pay (or cause to be fully paid) all commitment fees, ticking fees, other fees, costs, expenses and other amounts due and payable in connection with the Debt Financing; and (vi) upon the satisfaction or waiver of such conditions, consummate the Debt Financing.

(b) Parent shall not amend, modify or waive, or seek or agree to amend, modify or waive (in any case, whether by action or inaction), any term of the Commitment Letter or the Debt Financing Documents without the prior written consent of the Company. Parent shall not, and shall not permit any of its Affiliates to, take any action not otherwise required under this Agreement that is a breach of, or would result in termination of, the Commitment Letter. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing and shall promptly provide to the Company copies of all executed amendments, modifications, consents or waivers to or under the Commitment Letter and all executed and substantially final draft Debt Financing Documents. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Commitment Letter or any Debt Financing Documents of any provision of such Commitment Letter or Debt Financing Documents; (ii) any termination, cancellation or repudiation by any party to any of the Commitment Letter or Debt Financing Documents of which Parent becomes aware; (iii) of the receipt by Parent, Merger Sub I or Merger Sub II or any of their Affiliates or Representatives of any notice or other communication from any Person with respect to any (A) breach, default, termination or repudiation by any party to the Commitment Letter or any Debt Financing Documents of any provision thereof or (B) dispute or disagreement between or among any parties to the Commitment Letter or any Debt Financing Documents with respect to the Debt Financing; and (iv) if for any reason Parent, Merger Sub I or Merger Sub II or any of their Affiliates believes in good faith that (A) there is a dispute or disagreement between or among any parties to the Commitment Letter or any Debt Financing Documents with respect to the Debt Financing or (B) there is a reasonable likelihood that the Debt Financing will not be available for any reason on the terms, in the manner or from the sources contemplated by the Commitment Letter or any Debt Financing Documents.

(c) If the Debt Financing in an aggregate amount (together with cash and marketable securities on hand) at least equal to the aggregate Per Share Cash Consideration to be deposited with the Exchange Agent and all other amounts required to be paid pursuant to Article II, the Merger and the other transactions contemplated by this Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letter for any reason (such event, an “Original Financing Failure”), Parent shall promptly notify the Company in writing of the Original Financing Failure and Parent shall use all reasonable efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources (including debt, equity or other financing) in an amount, when added with available cash and marketable securities of Parent and its Subsidiaries, sufficient to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (the “Alternate Financing”), and to obtain one or more new financing commitment letters with respect to such Alternate Financing (collectively, the “New Commitment Letter”) and related fee letters, which shall replace the existing Commitment Letter and any existing Fee Letter; provided that any such Alternate Financing shall not (i) obligate the Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any person or (ii) impose any new or additional condition or otherwise expand any condition to draw and other terms that would reasonably be expected to affect the availability thereof at the Closing. Parent shall promptly provide a true and complete copy of such New Commitment Letter and any related fee letter (as redacted to remove any fees, interest rates, “market flex” rights, and other economic terms, in each case that would not adversely affect the conditionality, enforceability, termination or aggregate principal amount of such alternative financing) in connection therewith to the Company. In the event a New Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall mean the financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Commitment Letter” shall be deemed to mean the New Commitment Letter and any fee letter provided in connection therewith, (iii) any reference in this Agreement to the “Fee Letter” shall be deemed to include any fee or other letter relating to the New Commitment Letter to the extent then in effect, and (iv) any references to “Debt Financing Documents” shall be deemed to mean the definitive agreement with respect to the Debt Financing on the terms and conditions set forth in the New Commitment Letter.

(d) From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, provide to Parent, commercially reasonable customary cooperation as may be reasonably requested by Parent in connection with the arrangement and consummation of the Debt Financing or any Alternative Financing (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using commercially reasonable efforts to (i) cause senior management to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, in each case, upon reasonable notice at mutually agreed times and places, (ii) assist with the preparation of (A) materials for rating agency presentations and investor presentations, (B) registration statements, prospectuses, offering memoranda and private placement memoranda, (C) bank information memoranda (including a public-side version thereof) and customary lender presentations and marketing materials and (D) similar documents, in each case as necessary and customary in connection with the Debt Financing (including the Required Bank Information), (iii) provide customary authorization and representation letters, in each case as reasonably requested by the Debt Financing Sources, (iv) provide the lead arrangers or agents for, and prospective lenders, underwriters, placement agents and initial purchasers of, the Debt Financing with all documentation and other information required with respect to the Company and its Subsidiaries in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56, in each case to the extent requested by Parent at least ten (10) Business Days prior to Closing, (vi) obtain customary payoff letters and any necessary lien terminations and other instruments of discharge in connection with the repayment of existing indebtedness (other than in respect of the senior unsecured notes issued by the Company), unless a Change of Control Triggering Event (as defined in the indenture governing such notes) is expected to occur on the Closing Date, in which case the Company’s cooperation obligation under this clause (vi) shall be limited to issuing a timely notice of redemption, conditioned on the consummation of the Merger, prior to the Closing Date to the trustee and the holders of such senior unsecured notes in order to facilitate the Refinancing (as defined in the Commitment Letter) on the Closing Date, and (vii) cooperate with the Debt Financing Sources’ due diligence, to the extent customary or reasonable; provided, however, all non-public or otherwise confidential information regarding the Company obtained by Parent pursuant to this Section 5.18(d) shall be kept confidential in accordance with the Confidentiality Agreement, and the Company shall only be required to furnish such information to any prospective lenders or other proposed Debt Financing Sources, underwriters, placement agents, initial purchasers or other third parties that have agreed to keep such information confidential pursuant to customary confidentiality undertakings with respect to such information consistent with the confidentiality provisions of the Commitment Letter; and provided further that nothing in this Agreement shall require any cooperation to the extent it would (1) require the Company, its Subsidiaries or the Company Board or any of its Subsidiaries to waive or amend any terms of this Agreement or agree to pay any commitment, financing or other fees or reimburse any expenses prior to the Effective Time; (2) require any officer of the Company or its Subsidiaries to execute or deliver any document or certificate in connection with the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing or to deliver any legal opinion or require counsel to the Company to deliver any legal opinion; (3) unreasonably or materially interfere with the ongoing business or operations of the Company and its Subsidiaries; (4) require the Company or its Subsidiaries to take any action that (A) would cause any representation or warranty in this Agreement to be breached by the Company, (B) would conflict with or violate any applicable Laws or any provision of the organizational documents of the Company or its Subsidiaries, or (C) would result in a violation or breach of, or default under, any Contract (including this Agreement) entered into by the Company or its Subsidiaries; (5) require the Company or any of its Subsidiaries to, prior to the Closing, enter into any agreement or require their respective boards of directors or equivalent governing bodies to pass resolutions or consents to approve or authorize any such agreement with respect to the Debt Financing, (6) result in a loss or waiver of any privilege; (7) require the Company or any Subsidiary of the Company to give any indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent, (8) result in any officer or director of the Company or its Subsidiaries incurring any personal liability in connection with the Debt Financing, (9) require the Company to deliver any projections, pro forma financial information or any other forward-looking information to any third parties; provided that this clause (9) shall in no way limit Company’s obligation to cooperate in the preparation of such pro forma financial information by Buyer to the extent required above or reasonably requested by Parent pursuant to Section 5.18(h) below, (10) require the Company to deliver any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date hereof, or (11) to deliver any accountants’ cold comfort letters or reliance letters (except as necessary pursuant to Section 5.18(g) or Section 5.18(h) below). Notwithstanding anything to the contrary contained in this Agreement, no obligation of the Company or its Subsidiaries under any certificate, document or instrument shall be effective until the Closing and the Company and its Subsidiaries shall not be required to take any action under any certificate, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing. Parent shall indemnify, defend and hold harmless the Company and its Affiliates, and their respective Representatives, from and against any liability, obligation or loss (including consultant’s, accountant’s and attorney’s fees) suffered or incurred by them in connection with the arrangement of the Debt Financing or any information used in connection therewith, and the foregoing obligations shall survive termination of this Agreement. Parent shall promptly reimburse the Company and its Subsidiaries for all documented reasonable out of pocket costs and expenses (including advisors’ and attorneys’ fees) incurred by the Company or its Subsidiaries in connection with all cooperation pursuant to this Section 5.18. The parties acknowledge and agree that the provisions contained in this Section 5.18 represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Annex hereto) shall be deemed to expand or modify such obligations.

(e) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(f) Parent and Merger Sub each acknowledges and agrees that obtaining the financing contemplated by this Section 5.18, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate Merger I and Merger II and the other Transaction (subject to the conditions contained in Article VI) irrespective and independently of the availability of any such financing. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.2(b), as applied to the Company’s obligations under this Section 5.18, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful Breach of its obligations under this Section 5.18.

(g) The Company will reasonably cooperate with Parent to permit Parent, upon completion of Merger I, Merger II and the other transactions contemplated pursuant to this Agreement, to expressly assume the obligations of the Company under indentures governing debt securities issued by the Company and any related guaranties. The parties shall reasonably cooperate and execute one or more supplemental indentures, guarantees, amendments and other instruments, including any related certificates, opinions or other documentation as reasonably required in connection with this Section 5.18(g). Notwithstanding anything to the contrary in this Agreement, no obligation of the Company or its Subsidiaries under any such supplemental indentures, guarantees, amendments and other instruments, shall be effective until the Closing and the Company and its Subsidiaries shall not be required to take any action under any such supplemental indentures, guarantees, amendments and other instruments that is not contingent upon the Closing or that would be effective prior to the Closing.

(h) From the date hereof until Closing, the Company shall, and shall cause its Subsidiaries to, use and provide commercially reasonable efforts, at Parent’s sole expense, to cooperate with Parent, Merger Sub I and Merger Sub II as reasonably requested by Parent that are customary in connection with a concurrent or subsequent offering of Parent’s debt securities. Such commercially reasonable efforts by the Company shall be limited to, at the reasonable request of Parent and Merger Sub, (i) cooperation in the preparation of any offering memorandum, prospectus, bank book, ratings agency presentations or similar documents used in connection with the offering of Parent’s debt securities, (ii) causing the Company’s senior management teams to participate in a reasonable number of meetings, presentations, drafting sessions, due diligence sessions, “road shows” and sessions with ratings agencies, in each case, upon reasonable advance notice, during normal business hours, and at mutually agreed times, (iii) solely as required in connection with the offering of Parent’s debt securities, assisting Parent in securing the customary cooperation of the independent accountants of the Company and its Subsidiaries, including by requesting that such independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort) and consents for use of their reports, on customary terms and consistent with their customary practice in connection with such offering of Parent’s debt securities, (iv) solely as required in connection with Company specific matters, cooperating with Parent and Parent’s counsel so that Parent or Parent’s counsel is able to deliver legal opinions required to be delivered in connection with an offering of Parent’s debt securities, (v) providing the underwriters, placement agents and initial purchasers of such Parent’s debt securities with all documentation and other information with respect to the Company and its Subsidiaries solely to the extent required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56, in each case to the extent requested by Parent at least ten (10) Business Days prior to Closing, (vi) commercially reasonable cooperation with the underwriters’, placement agents’ and initial purchasers’ due diligence, to the extent customary or reasonable; provided however (x) that in the case of any non-public or otherwise confidential information regarding the Company provided to Parent in connection with this clause (vi), Parent provides Company a draft of such offering memorandum, prospectus or similar documents used in connection with the offering of Parent’s debt securities reasonably in advance of distribution thereof, (y) confidential information regarding the Company of the type included in such draft offering memorandum, prospectus or similar documents is customarily disclosed in offering memoranda, prospectuses or similar documents for public offerings of debt securities or offerings of debt securities pursuant to Rule 144A of a type similar to that being arranged by Parent and (z) to the extent Company determines that it is necessary or desirable for Company (or its Subsidiaries) to file a Current Report on Form 8-K pursuant to the Securities Exchange Act of 1934, as amended, that contains material non-public information with respect to the Company and its Subsidiaries contained in any such offering memorandum, prospectus or similar documents, Parent shall give Company (or its Subsidiary (including following the consummation of the Transactions)) an opportunity to file such Current Report on Form 8-K before Parent distributes such offering memorandum, prospectus or similar documents, and (vii) delivery to Parent of the Required Bank Information.

Section 5.19 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that (a) all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company and (b) all HSR Act and all merger-related notification fees and expenses required by Regulatory Law and any other fees, costs and expenses in connection with consents or approvals of third parties in connection with the Transactions, shall be borne by Parent. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

Section 5.20 Consent Agreement. Parent, Merger Sub I and Merger Sub II hereby acknowledge that the Company is a party to the Consent Agreement and agree that, contingent upon the consummation of Merger I, from and following the Effective Time, Parent shall be bound by the terms and conditions of the Consent Agreement with respect to the Surviving Company. Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub I and Merger Sub II agree to cooperate with the Company prior to the Closing (i) to provide any notice to any Governmental Entity as the Company, in reasonable consultation with Parent, determines is necessary or advisable under the terms of the Consent Agreement, including notifying the Department of State’s Directorate of Defense Trade Controls Compliance (“DTCC”) of the Transaction at least sixty (60) days prior to the Closing Date, and (ii) to satisfy any other requirements arising under the Consent Agreement, including cooperating with the Special Compliance Officer. To the extent reasonably requested by Parent, the Company will facilitate correspondence between Parent and DTCC in respect of Parent’s obligations under the Consent Agreement; provided, that the Company shall have the right to review any substantive written correspondence in advance and the right to consult with Parent in advance of, and participate in, any scheduled meeting.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect Merger I. The respective obligations of each party to effect Merger I are subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub I, Merger Sub II or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval and Parent shall have obtained the Parent Stockholder Approval.

(b) Share Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Other Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to Merger I under the HSR Act shall have expired or been earlier terminated; and (ii) all authorizations, consents or approvals required under any Applicable Regulatory Law set forth on Schedule 6.1(c) shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(d) No Injunctions, Orders or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have issued, enacted, promulgated, enforced or entered any temporary restraining order, preliminary or permanent injunction, order or other legal restraint or prohibition preventing or making illegal the consummation of Merger I or Merger II which is still in effect.

(e) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

Section 6.2 Conditions to Obligations of Parent, Merger Sub II and Merger Sub I. The respective obligations of Parent, Merger Sub II and Merger Sub I to effect Merger I are further subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in either case, as of the Closing Date as though made on or as of such date; provided that the condition in this Section 6.2(a) shall be deemed to have been satisfied even if any representations and warranties of Company are not true and correct unless the cumulative effect of the failure of such representations and warranties of the

Company, individually or in the aggregate, has resulted in or is reasonably likely to result in a Company Material Adverse Effect. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect Merger I is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in this Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in either case, as of the Closing Date as though made on or as of such date; provided that the condition in this Section 6.3(a) shall be deemed to have been satisfied even if any representations and warranties of Parent, Merger Sub I or Merger Sub II are not true and correct unless the cumulative effect of the failure of such representations and warranties, individually or in the aggregate, has resulted in or is reasonably likely to result in a Parent Material Adverse Effect. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Tax Opinion. The Company shall have received an opinion of Hogan Lovells US LLP (or other nationally recognized outside counsel), in form and substance reasonably satisfactory to the Company, dated the date of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes Merger I and Merger II, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. In rendering such opinion, such opining counsel may receive and rely upon representations contained in certificates of the parties, and the parties hereto agree to provide such opining counsel with such certificates as it may reasonably request in connection with rendering its opinion.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and Merger I and Merger II may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder

Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub I and Merger Sub II):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of Merger I, Merger II or any of the other Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall be available only if the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.6 to contest or defend any claim, cause of action or proceeding before asserting the right to terminate under this Section 7.1(b)(i);

(ii) if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if Parent shall be permitted to terminate this Agreement pursuant to Section 7.1(c)(ii);

(iii) if, upon a vote taken at any duly held Parent Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained; provided that Parent may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if the Company shall be permitted to terminate this Agreement pursuant to Section 7.1(d)(iii); or

(iv) if the Effective Time shall not have occurred on or before June 30, 2021 (the “Outside Date”); provided, however, that if all of the conditions set forth in Article VI (other than the condition set forth in Section 6.1(c)) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than September 30, 2021, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to consummate Merger I by such date results from a material breach by Parent, Merger Sub I or Merger Sub II (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained in this Agreement.

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (1) thirty (30) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent, Merger Sub I or Merger Sub II is then in material breach of any of its material obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.1 or Section 6.3;

(ii) prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), or (B) failed to include in the Joint Proxy Statement the Company Recommendation; or

(iii) a Willful Breach by the Company of Section 5.3(b) that cannot be or has not been cured within three (3) Business Days after the giving by Parent of written notice to the Company of such breach.

(d) by the Company:

(i) if Parent, Merger Sub I or Merger Sub II breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (1) thirty (30) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its material obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.1 or Section 6.2;

(ii) prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company enters into such definitive agreement concurrently with such termination and pays the Company Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(a); or

(iii) if the Parent Board or any committee thereof shall have (A) effected or permitted a Parent Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement) or (B) failed to include in the Joint Proxy Statement the Parent Recommendation.

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub I, Merger Sub II or the Company (or any of their Representatives or Affiliates), except that the provisions of the last sentence of Section 5.5(a) (Access to Information; Confidentiality), the last sentence of Section 5.5(b) (Access to Information; Confidentiality), Section 5.19 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of (i) the Willful Breach of this Agreement or (ii) fraud, then the parties agree that the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages available at law or in equity incurred or suffered by such party as a result of such breach or act. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Fees and Expenses.

(a) In the event that:

(i) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(ii) and (A) prior to the Company Stockholder Meeting, a Company Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to any Company Competing Proposal or (y) the transactions contemplated by any Company Competing Proposal are consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Company Competing Proposal regardless of the date of such consummation;

(ii) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(iii) and (A) prior to the Parent Stockholder Meeting, a Parent Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) Parent enters into a definitive agreement with respect to any Parent Competing Proposal or (y) the transactions contemplated by any Parent Competing Proposal are consummated, Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Parent Competing Proposal regardless of the date of such consummation;

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) and (A) prior to such termination, a Company Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to such Company Competing Proposal or (y) the transactions contemplated by such Company Competing Proposal are consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Company Competing Proposal regardless of the date of such consummation;

(iv) this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) and (A) prior to such termination, a Parent Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) Parent enters into a definitive agreement with respect to such Parent Competing Proposal or (y) the transactions contemplated by such Parent Competing Proposal are consummated, Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee concurrently with, and contingent upon, the consummation of the transactions contemplated by such Parent Competing Proposal regardless of the date of such consummation;

(v) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee within two (2) Business Days after such termination;

(vi) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii) and within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to any Company Competing Proposal or (y) any Company Competing Proposal is consummated, the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee within two (2) Business Days;

(vii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee prior to, and as a condition to, such termination; or

(viii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee within two (2) Business Days after such termination.

(b) For purposes of this Section 7.3.

(i) “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “fifteen percent (15%)” therein shall be changed to “fifty percent (50%)”;

(ii) “Company Termination Fee” means an amount in cash equal to two-hundred fifty million dollars ($250,000,000);

(iii) “Parent Competing Proposal” shall have the same meaning as Parent Acquisition Proposal except that all references to “fifteen percent (15%)” therein shall be changed to “fifty percent (50%)”; and

(iv) “Parent Termination Fee” means an amount in cash equal to two-hundred fifty million dollars ($250,000,000).

(c) In the event that a party or its designees receive full payment of the Company Termination Fee or the Parent Termination Fee (in each case, including interest pursuant to Section 7.3(d)) under the circumstances where a Company Termination Fee or the Parent Termination Fee was payable, the receipt of the Company Termination Fee or the Parent Termination Fee, as applicable, shall be the sole and exclusive monetary remedy for any breach of this Agreement and any and all Losses suffered or incurred by the party to which such Company Termination Fee or the Parent Termination Fee, as applicable, was payable hereunder (and any of its Affiliates or any other Person (including any Debt Financing Sources)), in connection with this Agreement, the termination of this Agreement, the termination or abandonment of the Transactions or any matter forming the basis for such termination, other than for actual fraud or Willful Breach (in which case the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages available at law or in equity incurred or suffered by such party as a result of such breach or act).

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub I or Merger Sub II would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a rate equal to five percent (5%) per annum.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall either the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption; provided further, that with respect to any amendment, supplement or modification of Section 7.3(c), this Section 7.4, Section 7.5, Section 8.6, Section 8.7, Section 8.8, Section 8.9 and Section 8.14 to the extent that any such amendment, supplement or modification would modify the substance of any such provision that would be adverse to any Debt Financing Source, the prior written consent of the adversely affected Debt Financing Source shall be required before any such amendment, supplement or modification may become effective. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, whether before or after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval or Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption; provided further, that with respect to any waiver of Section 7.3(c), Section 7.4, this Section 7.5 Section 8.6, Section 8.7, Section 8.8, Section 8.9 and Section 8.14 to the extent any waiver would modify the substance of any of such provisions that is adverse to any Debt Financing Source, the prior written consent of the adversely affected Debt

Financing Source shall be required before any such waiver may become effective. Any such waiver or agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party making or agreeing to make such waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) at the time sent (provided there is no automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 8.2) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub I, Merger Sub II, the Surviving Corporation or the Surviving Company, to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

E mail:

Attention: Melanie S. Cibik, Senior Vice President, General Counsel,

Chief Compliance Officer and Secretary

with a copy (which shall not constitute notice) to:

McGuireWoods LLP

Tower Two-Sixty

260 Forbes Avenue

Suite 1800

Pittsburgh, PA 15222

E mail: swestwood@mcguirewoods.com

Attention: Scott E. Westwood

(ii) if to the Company, to:

FLIR Systems, Inc.

1201 S. Joyce Street

Suite C006

Arlington, VA 22202

E mail:

Attention: Sonia Galindo, SVP General Counsel, Secretary, Chief Ethics & Compliance Officer

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

United States

E mail: lillian.tsu@hoganlovells.com

john.beckman@hoganlovells.com

elizabeth.donley@hoganlovells.com

Attention: Lillian Tsu; John Beckman; Elizabeth Donley

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

“2021 Company RSU” means any Company RSU awarded at any time following the date hereof;

“Accelerated RSU Holder” shall mean (i) any director of the Company, (ii) any officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or (iii) the executives of the Company identified on Schedule 8.3;

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first-mentioned Person. For purposes of this definition, the term “control” (and correlative terms) means the power, directly or indirectly, whether by contract, ownership of voting securities or otherwise, to direct or cause the direction of the management and policies of a Person;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized by Law or executed order to be closed;

“Company Equity Award Consideration” means $56.00;

“Company Equity Award Exchange Ratio” means 0.1436;

“Company Equity Awards” means the Company Options, the Company RSUs and the Company PRSUs;

“Company Equity Plans” means (i) the Company’s 2002 Stock Incentive Plan, amended October 23, 2013, as amended and restated from time to time, and (ii) the Company’s 2011 Stock Incentive Plan, amended April 25, 2014, as amended and restated from time to time;

“Company ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Company ESPP” means the Company’s 2019 Employee Stock Purchase Plan;

“Company Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided, further, that in no event shall the following constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (C) changes in the market price or trading volume of the shares of Company Common Stock or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event);

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political, social or economic conditions (including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) in or affecting the industries in which the Acquired Companies operate generally, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by a Governmental Entity, (D) the execution and delivery of this Agreement or the announcement or consummation of the Transactions with Parent, including the impact thereof on relationships, contractual or otherwise, of any Acquired Company with employees, customers, suppliers, licensors, licensees, Governmental Entities, creditors and other Persons, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, natural disaster or other calamity to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (G) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), (H) any change in the share price or trading volume of the shares of Company Common Stock, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Company Material Adverse Effect) (to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), and (I) actions taken as required or permitted by the Agreement or actions or omissions taken with Parent’s consent;

“Company Option” means each option to purchase Company Common Stock granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time;

“Company PRSU” means each restricted stock unit relating to shares of Company Common Stock granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time and subject to service-based and performance-based vesting requirements;

“Company Restricted Stock Units” means Company RSUs, Company PRSUs and 2021 Company RSUs;

“Company RSU” means each restricted stock unit award relating to shares of Company Common Stock granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time and subject solely to service-based vesting requirements;

“Consent Agreement” means that certain Consent Agreement, effective April 24, 2018, between the Company and the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, U.S. Department of State.

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences) or any mutations thereof and/or related or associated epidemics, pandemics, or disease outbreaks;

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the Commitment Letter, and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto.

“Debt Financing Source Related Parties” means the Debt Financing Sources, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns.

“Exchange Ratio” means 0.0718;

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance, together with any amendments or supplements thereto;

“Government Contract” means any contract that is currently active in performance, or that has been active in performance at any time in the five (5) year period prior to the date of the Agreement with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract;

“Government Contract Bid” means any offer, quotation, bid or proposal which, if accepted or awarded, would result in a Government Contract;

“Joint Proxy Statement” means the joint proxy statement/prospectus to be sent to the stockholders of Parent relating to the Parent Stockholder Meeting and to the stockholders of the Company relating to the Company Stockholder Meeting, together with any amendments or supplements thereto;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent);

“knowledge” when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those employees of the Company identified in Section 8.3(i) of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those employees of Parent identified in Section 8.3(ii) of the Parent Disclosure Letter;

“NASDAQ” means the NASDAQ Global Select Stock Market;

“NYSE” means the New York Stock Exchange;

“Parent Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, fifteen percent (15%) or more of the voting power or equity of Parent, (B) sale or other disposition, directly or indirectly, of assets of Parent (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of Parent representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Acquired Companies, taken as a whole, (C) issuance or sale or other disposition of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of Parent, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing fifteen percent (15%) or more of the voting power of Parent of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the outstanding shares of Parent Common Stock or (E) any combination of the foregoing (in each case, other than Merger I and Merger II);

“Parent Companies” means Parent and its Subsidiaries;

“Parent ERISA Affiliate” means any trade or business (whether or not incorporated) that together with Parent or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Parent ESPP” means the Parent Employee Stock Purchase Plan (The Stock Advantage Plan);

“Parent Intervening Event” means an event, fact, circumstance, development or occurrence that is material to Parent and its Subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, however, that if the Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless it has a Company Material Adverse Effect; provided, further, that in no event shall the following constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (C) changes in the market price or trading volume of the shares of Company Common Stock or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event);

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political, social or economic conditions (including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) in or affecting the industries in which the Parent Companies operate generally, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by an Governmental Entity, (D) the execution and delivery of this Agreement or the announcement, pendency or consummation of the Transactions with the Company, including the impact thereof on relationships, contractual or otherwise, of any Parent Company with employees, customers, suppliers, licensors, licensees, Governmental Entities, creditors and other Persons, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, natural disaster or other calamity to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (G) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), (H) any change in the share price or trading volume of the shares of Parent Common Stock, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Parent Material Adverse Effect) (to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), (I) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with the Company’s consent and (J) any event, change, effect, development, state of facts, condition, circumstance or occurrence that the Company had knowledge of as of the date of this Agreement;

“Parent Restricted Share” means each share of Parent Common Stock that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition under any Parent Stock Plan or applicable restricted stock purchase agreement or other Contract with Parent;

“Parent Restricted Stock Unit” means each restricted stock unit award relating to shares of Parent Common Stock granted under any Parent Stock Plan that is outstanding immediately prior to the Effective Time;

“Parent Stock Option” means each option to purchase Parent Common Stock granted under any Parent Stock Plan that is outstanding and unexercised immediately prior to the Effective Time;

“Parent Stock Plans” means the Parent 2008 Incentive Award Plan, the Parent Amended and Restated 2008 Incentive Award Plan, the Parent 2014 Incentive Award Plan, and the Amended and Restated Parent 2014 Incentive Award Plan;

“Parent Stock Price” means $389.96;

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that any Acquired Company is permitted to incur under

Section 5.1, (d) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes, zoning regulations, rights of way and public easements, (e) Liens that affect the underlying fee interest of any property leased under a Company Real Property Lease, (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar Laws, (f) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted, and (h) Liens created by or through, or resulting from any facts or circumstances relating to, Parent or its Affiliates.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (such Regulatory Laws, “Applicable Regulatory Laws”) or (ii) protect the national security or the national economy of any nation;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Required Bank Information” means (a) the audited consolidated balance sheets of the Company and related consolidated statements of income or operations, shareholders’ equity and cash flows, for each of the three most recently completed fiscal years ended at least sixty (60) days before the Closing Date, (b) as soon as available and in any event within forty (40) days after the end of each subsequent fiscal quarter, an unaudited consolidated balance sheet of the Company and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the elapsed interim period following the last completed fiscal year and for the comparable periods of the prior fiscal year, and (c) information necessary for Parent to prepare the Pro Forma Financial Statements (as such term is defined in paragraph (iv) of Annex C of the Commitment Letter); provided, that financial statements of the Company and the information in clause (c) shall only be provided to the extent required by Rule 3-05 and Article 11 of Regulation S-X; provided further, that the Company’s public filing of any required financial statements with the SEC shall satisfy the requirements of clauses (a) and (b).

“Share Issuance” means the issuance by Parent of shares of Parent Common Stock in Merger I as contemplated by this Agreement;

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise;

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax; and

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party and such party knew or should have known that the taking of such act or failure to take such action would be a material breach of this Agreement.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day other than a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since January 1, 2019; the words “made available” to the Company and words of similar import means that the information or document (a) has been actually delivered to the Company or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (c) has been publicly filed by Parent with the SEC, since January 1, 2019, or incorporated by reference into any public filing with the SEC made by Parent. The terms “ordinary course” or “ordinary course of business” or words of similar import when used in this Agreement mean “ordinary course of business consistent with past practice”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub I, Merger Sub II and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for the provisions of (i) Article II (which, from and after the Effective Time, shall be for the benefit of the holders of shares of Company Common Stock, Company Options and Company Restricted Stock Units immediately prior to the Effective Time), (ii) Section 5.9 (which shall be for the benefit of the Indemnified Parties and their heirs) and (iii) Section 7.3(c), Section 7.4, Section 7.5, this Section 8.6(iii), Section 8.7, Section 8.8, Section 8.9 and Section 8.14 (which shall be for the benefit of the Debt Financing Sources).

Section 8.7 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction. Any Action brought against any of the Debt Financing Sources in accordance with Section 8.8(b), the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 8.8 Jurisdiction; Enforcement.

(a) Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub I and Merger Sub II hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

(b) Each party hereto agrees that it will not bring any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source Related Party in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 8.14 mutatis mutandis but with respect to the courts specified in this Section 8.8(b).

Section 8.9 Non-Recourse. No Debt Financing Source Related Party shall have any liability for any claims or damages to the Company in connection with this Agreement, any Debt Financing or the Transactions or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby; provided, however, that, notwithstanding the foregoing, nothing in this Section 8.9 shall in any way limit or modify the rights and obligations of any Debt Financing Source’s obligations to Parent under the Commitment Letter.

Section 8.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub I or Merger Sub II may assign in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent so long as such assignment would not delay, impair or prevent consummation of the Merger, but no such assignment shall relieve Parent, Merger Sub I or Merger Sub II of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.11 Remedies. Subject to Section 7.3, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the parties hereto fail to take any action required of them hereunder to consummate the Transactions, including the parties’ obligations to consummate Merger I and Merger II, and the obligation of Parent, Merger Sub I or Merger Sub II to pay, and the right of the holders of Company Common Stock to receive, the Merger Consideration) and that money damages or other legal remedies, even if available, would not be an adequate remedy for any such failure to perform or breach. Accordingly and subject to Section 7.3, each of the Company, Parent, Merger Sub I and Merger Sub II shall be entitled to specific performance of the terms hereof, an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, without proof of damages or otherwise, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.12 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL

IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER OR THE TRANSACTIONS (INCLUDING ANY SUCH ACTION AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE RELATED PARTY). EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 8.14.

Section 8.15 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Robert Mehrabian
Name: Robert Mehrabian
Title: Executive Chairman

MERGER SUB:

FIREWORK MERGER SUB I, INC.

By:	/s/ Susan L. Main
Name: Susan L. Main
Title: Senior Vice President and Chief Financial Officer

MERGER LLC:

FIREWORK MERGER SUB II, LLC

By:	/s/ Susan L. Main
Name: Susan L. Main
Title: Senior Vice President and Chief Financial Officer

COMPANY:

FLIR SYSTEMS, INC.

By:	/s/ James J. Cannon
Name: James J. Cannon
Title: President and Chief Executive Officer

Annex B

January 4, 2021

The Board of Directors of

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Members of the Board of Directors:

We understand that Teledyne Technologies Incorporated, a Delaware corporation (the “Acquiror”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Firework Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Acquiror (“Merger Sub I”), Firework Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Acquiror (“Merger Sub II”), and FLIR Systems, Inc., a Delaware corporation (the “Company”). Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into the Company (“Merger I”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of the Acquiror, and (ii) immediately following the effective time of Merger I, the Company, as the surviving corporation in Merger I, will merge with and into Merger Sub II (“Merger II” and, together with Merger I, the “Transaction”), with Merger Sub II continuing as the surviving entity. As a result of Merger I, among other things, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) immediately prior to the effective time of Merger I, other than Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement), will be converted into the right to receive (i) $28.00 per share in cash (the “Per Share Cash Consideration”) and (ii) 0.0718 shares (such number of shares, the “Per Share Stock Consideration” and, together with the Per Share Cash Consideration, the “Merger Consideration”) of the common stock, par value $0.01 per share, of the Acquiror (the “Acquiror Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors of the Acquiror has asked us whether, in our opinion, the Merger Consideration to be paid to the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to the Acquiror.

In connection with rendering our opinion, we have, among other things:

(i)

reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)

reviewed certain internal projected financial data relating to the Company and furnished to us by the management of the Company and certain internal projected financial data relating to the Acquiror prepared and furnished to us by management of the Acquiror, each as approved for our use by the Acquiror (the “Forecasts”), including certain cost synergies prepared by the management of the Acquiror expected to result from the Transaction, as approved for our use by the Acquiror (the “Synergies”);

(iii)

discussed with managements of the Acquiror and the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company and the Forecasts relating to the Company, and discussed with management of the Acquiror their assessment of the past and current operations of the Acquiror, the current financial condition and prospects of the

The Board of Directors

Teledyne Technologies Incorporated

Acquiror, and the Forecasts, including the Synergies (including their views on the risks and uncertainties of achieving the Forecasts, including the Synergies);

(iv)	reviewed the reported prices and the historical trading activity of the Company Common Stock and the Acquiror Common Stock;

(v)	compared the financial performance of the Company and the Acquiror and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)

compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of a draft, dated as of January 3, 2021, of the Merger Agreement; and

(viii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the managements of the Acquiror and the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of the Acquiror and the Company as to the future financial performance of the Acquiror and the Company, as applicable, and the other matters covered thereby. We have relied, at the direction of the Acquiror, on the assessments of the management of the Acquiror as to the Acquiror’s ability to achieve the Synergies and have been advised by the Acquiror, and have assumed with your consent, that the Synergies will be realized in the amounts and at the times projected. We express no view as to the Forecasts, including the Synergies, or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof in any way material to our opinion. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company, the Acquiror or the consummation of the Transaction or reduce the contemplated benefits to the Acquiror of the Transaction.

We have not conducted a physical inspection of the properties or facilities of the Company or the Acquiror and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the

The Board of Directors

Teledyne Technologies Incorporated

Company or the Acquiror, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Acquiror, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Acquiror or the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Acquiror, nor does it address the underlying business decision of the Acquiror to engage in the Transaction. We do not express any view on, and our opinion does not address, what the value of the Acquiror Common Stock actually will be when issued or the prices at which the Acquiror Common Stock will trade at any time, including following announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to the Board of Directors of the Acquiror or to any other persons in respect of the Transaction, including as to how any holder of shares of the Company Common Stock or the Acquiror Common Stock should vote or act in respect of the Transaction. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Acquiror and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Acquiror in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Acquiror has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Acquiror but have not received fees for the rendering of these services. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. We may provide financial advisory or other services to the Acquiror and the Company in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these

The Board of Directors

Teledyne Technologies Incorporated

businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Acquiror, the Company, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Acquiror or the Company.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors of the Acquiror (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Acquiror may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Acquiror to its stockholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to the Acquiror.

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Ira Wolfson
Ira Wolfson
Senior Managing Director

Annex C

PERSONAL AND CONFIDENTIAL

January 4, 2021

Board of Directors

FLIR Systems, Inc.

27700 SW Parkway Ave.

Wilsonville, OR 97070

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Teledyne Technologies Incorporated (“Teledyne”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”), of FLIR Systems, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders, pursuant to the Agreement and Plan of Merger, dated as of January 4, 2021 (the “Agreement”), by and among Teledyne, Firework Merger Sub I, Inc., a wholly owned subsidiary of Teledyne (“Merger Sub I”), Firework Merger Sub II, LLC, a wholly owned subsidiary of Teledyne (“Merger Sub II”), and the Company. Pursuant to the Agreement and on the terms and subject to the conditions set forth in the Agreement (A) Merger Sub I will be merged with and into the Company with the Company surviving the merger and each issued and outstanding share of Company Common Stock (other than the Excluded Shares and the Dissenting Shares) will be converted into (i) $28.00 in cash (the “Cash Consideration”) and (ii) 0.0718 shares of common stock, par value $0.001 per share (“Teledyne Common Stock”), of Teledyne (the “Stock Consideration”, together with the Cash Consideration, the “Consideration”), and (B) immediately after the Effective Time, Teledyne will cause the Company to be merged with and into Merger Sub II with Merger Sub II surviving the merger. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Agreement.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Teledyne and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Teledyne and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019; the annual reports to stockholders and Annual Reports on Form 10-K of Teledyne for the five fiscal years ended December 29, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Teledyne; certain other communications from the Company and Teledyne to their respective stockholders; certain publicly available research analyst reports for the Company and Teledyne; certain internal financial

Board of Directors

FLIR Systems, Inc.

January 4, 2021

analyses and forecasts for the Company prepared by its management, certain internal financial analyses and forecasts for Teledyne prepared by its management and certain financial analyses and forecasts for Teledyne pro forma for the consummation of the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (collectively, the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (“Synergies”). We have also held discussions with members of the senior managements of the Company and Teledyne regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Teledyne and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for shares of Company Common Stock and shares of Teledyne Common Stock; compared certain financial and stock market information for the Company and Teledyne with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial technology and defense technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Teledyne or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Teledyne or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Teledyne and its affiliates) of shares of Company Common Stock, as of the date hereof, of the Consideration to be paid to such holders, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of Company Common Stock, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or Teledyne Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Teledyne or the

Board of Directors

FLIR Systems, Inc.

January 4, 2021

Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Teledyne or the ability of the Company or Teledyne to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Teledyne and its affiliates) of shares of Company Common Stock, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex D

DELAWARE GENERAL CORPORATE LAW

§262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

D-5